As filed with the Securities and Exchange Commission on August 30, 2013

Registration No. 333-175826

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sprague Resources LP

(Exact name of Registrant as Specified in Its Charter)

Delaware	5171	45-2637964
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Two International Drive

Suite 200

Portsmouth, NH 03801

(800) 225-1560

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Paul A. Scoff

Two International Drive

Suite 200

Portsmouth, NH 03801

(800) 225-1560

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Adorys Velazquez Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, NY 10103 (212) 237-0000	Joshua Davidson Douglass M. Rayburn Baker Botts L.L.P. 910 Louisiana St., Suite 3200 Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 30, 2013

PROSPECTUS

Sprague Resources LP

             Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units. We are selling             common units in this offering. We currently estimate that the offering price will be between $             and $             per common unit. Prior to this offering, there has been no public market for our common units.

We intend to apply to list our common units on the New York Stock Exchange under the symbol “SRLP.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 25

These risks include the following:

•

We may not have sufficient distributable cash flow following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on our common units or any distribution on our subordinated units for the quarter ended June 30, 2013 or to pay the full minimum quarterly distribution on our subordinated units for the quarter ended September 30, 2012 and for the year ended December 31, 2012.

•

Our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders are influenced by changes in demand for, and therefore indirectly by changes in the prices of, refined products and natural gas, which could adversely affect our profit margins, our customers’ and suppliers’ financial condition, contract performance, trade credit requirements and the amount and cost of our borrowing under our new credit agreement.

•

Our risk management policies, processes and procedures cannot eliminate all commodity price risk or basis risk, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. In addition, any noncompliance with our risk management policies, processes and procedures could result in significant financial losses.

•	Unitholders have limited voting rights and, even if they are dissatisfied, they cannot initially remove our general partner without its consent.

•

Axel Johnson Inc., or Axel Johnson, currently controls, and after this offering will indirectly control, our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Axel Johnson, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of our common unitholders.

•	You will experience immediate and substantial dilution in pro forma net tangible book value of $ per common unit.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, our distributable cash flow would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Price to the public	$	$

Underwriting discounts(1)	$	$

Proceeds to us (before expenses)	$	$

(1)	Excludes a structuring fee of an aggregate 0.75% of the gross offering proceeds payable to Barclays Capital Inc. Please read “Underwriting” beginning on page 222.

We have granted the underwriters a 30-day option to purchase up to an additional             common units from us on the same terms and conditions as set forth above if the underwriters sell more than             common units in this offering. To the extent the underwriters exercise their option to purchase additional common units, all of the net proceeds from the issuance and sale of those common units will be distributed to Sprague Resources Holdings LLC, the sole member of our general partner. Sprague Resources Holdings LLC and Axel Johnson are deemed under federal securities laws to be underwriters with respect to any common units that may be sold pursuant to the underwriters’ option to purchase additional common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                     , 2013.

Barclays	J.P. Morgan	BofA Merrill Lynch

BMO Capital Markets	Raymond James	Janney Montgomery Scott

Prospectus dated                     , 2013

Sprague

Searsport
Portland
South Portland
Newington [2x]
Everett
Quincy [2x]
New Bedford
Providence
Stamford
Bridgeport
Mt. Vernon
Albany
Oswego
Residual
Gasoline
Dry Bulk
Distillate
Biofuel
Liquid Bulk
Break Bulk

i

Lock-Up Agreements	223
Offering Price Determination	224
Indemnification	224
Stabilization, Short Positions and Penalty Bids	224
Electronic Distribution	225
New York Stock Exchange	225

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. No other person has been authorized to provide you with additional or different information. We and the underwriters are offering to sell, and seeking offers to buy, our common units only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data are also based on our good faith estimates.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 25 and the historical and pro forma financial statements and the notes to those financial statements included elsewhere in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (1) an initial public offering price of $                 per common unit and (2) that the underwriters do not exercise their option to purchase additional common units.

Unless the context otherwise requires, references in this prospectus to “Sprague Resources,” “our partnership,” “we,” “our,” “us,” or like terms, when used in a historical context, refer to Sprague Operating Resources LLC, our predecessor for accounting purposes and the successor to Sprague Energy Corp., also referenced as “our predecessor,” and when used in the present tense or prospectively, refer to Sprague Resources LP and its subsidiaries. Unless the context otherwise requires, references in this prospectus to “Axel Johnson” refer collectively to Axel Johnson Inc. and its controlled affiliates, other than Sprague Resources, its subsidiaries and its general partner. References to “Sprague Holdings” refer to Sprague Resources Holdings LLC, a wholly owned subsidiary of Axel Johnson and the owner of our general partner. References to our “general partner” refer to Sprague Resources GP LLC. We include a glossary of certain terms used in this prospectus as Appendix B.

Sprague Resources LP

Overview

We are a Delaware limited partnership engaged in the purchase, storage, distribution and sale of refined petroleum products, which we refer to as refined products, and natural gas, and we also provide storage and handling services for a broad range of materials. Our predecessor was founded in 1870 and has stored, distributed and marketed petroleum-based products for over 50 years.

We are one of the largest independent wholesale distributors of refined products in the Northeast United States based on aggregate terminal capacity. We own and/or operate a network of 15 refined products and materials handling terminals strategically located throughout the Northeast that have a combined storage capacity of approximately 9.1 million barrels (which excludes approximately 1.5 million barrels of storage capacity in tanks not currently in service) for refined products and other liquid materials, as well as approximately 1.5 million square feet of materials handling capacity. We also have access to approximately 50 third-party terminals in the Northeast through which we sell or distribute refined products pursuant to rack, exchange and throughput agreements.

The following tables set forth information with respect to our 15 owned and/or operated terminals.

Liquids Storage Terminal	Number of Storage Tanks(1)	Storage Tank Capacity (Bbls)(1)	Principal Products
South Portland, ME	31	1,525,700	refined products; asphalt; clay slurry
Searsport, ME	18	1,254,400	refined products; caustic soda; asphalt
Newington, NH: River Road	29	1,157,100	refined products; tallow
Bridgeport, CT(2)	11	1,132,700	refined products
Albany, NY	9	889,800	refined products
Newington, NH: Avery Lane	12	722,000	refined products; asphalt
Quincy, MA	9	657,000	refined products
Providence, RI(3)	5	619,800	refined products; asphalt
Oswego, NY	4	339,200	refined products; asphalt
Everett, MA	4	319,100	asphalt
Quincy, MA: TRT(4)	4	304,200	refined products
New Bedford, MA(5)	2	85,900	refined products
Mount Vernon, NY	7	72,100	refined products
Stamford, CT	3	46,600	refined products

Total	148	9,125,600

Dry Storage Terminal	Number of Storage Pads and Warehouses	Storage Capacity (Square Feet)	Principal Products and Materials
Newington, NH: River Road(6)	3 pads	431,000	salt; gypsum
Searsport, ME	3 warehouses; 7 pads	101,000 310,000	break bulk; salt; petroleum coke; heavy lift
Portland, ME(7)	7 warehouses; 4 pads	215,000 180,000	break bulk; coal
South Portland, ME	3 pads	230,000	salt; coal
Providence, RI	1 pad	75,000	salt

Total	10 warehouses; 18 pads	1,542,000

(1)	We also have an aggregate of approximately 1.5 million barrels of additional storage capacity attributable to 43 storage tanks not currently in service. Please read “Business—Our Terminals” beginning on page 135. These tanks are not necessary for the operation of our business at current levels. In the event that such additional storage capacity were desired, additional time and capital would be required to bring any of such storage tanks back into service.
(2)	We acquired the Bridgeport terminal on July 31, 2013. See “—Recent Developments.”
(3)	One tank with storage capacity of approximately 136,000 barrels is leased from a subsidiary of Dominion Resources, Inc., an unaffiliated third party.
(4)	Operating assets and real estate are leased from Twin Rivers Technology L.P., an unaffiliated third party.
(5)

Operating assets and real estate are leased from Sprague Massachusetts Properties LLC, which will be a wholly owned subsidiary of Sprague Holdings upon the closing of this offering. The New Bedford terminal is subject to a purchase and sale agreement pursuant to which a third party has agreed to acquire the terminal from Sprague Massachusetts Properties LLC. The acquisition is subject to certain conditions that are beyond the control of Sprague Massachusetts Properties LLC. Subject to those conditions, the acquisition may be consummated on or before January 5, 2016. In the event that such sale is consummated, our terminal operating agreement with Sprague Holdings and Sprague Massachusetts Properties LLC will automatically terminate. Please read “Certain Relationships and Related Party Transactions—Terminal Operating Agreement” beginning on page 178. We have been advised by Sprague Massachusetts Properties LLC that it does not believe that the sale will be consummated prior to September 30, 2014.
(6)	The terminal also has two silos capable of storing a total of approximately 26,000 tons of cement.
(7)	Real estate and two storage buildings are leased from Merrill Industries Inc., an unaffiliated third party, and the balance of the assets are owned by us.

We operate under four business segments: refined products, natural gas, materials handling and other operations. We evaluate the performance of our segments using adjusted gross margin, which is a non-GAAP financial measure used by management and external users of our consolidated financial statements to assess the economic results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How Management Evaluates our Results of Operations—Adjusted Gross Margin and Adjusted EBITDA” beginning on page 84 and “—Non-GAAP Financial Measures” beginning on page 23. On October 1, 2012, our predecessor acquired control of Kildair Services Ltd., a Canadian distributor of residual fuel oil and asphalt and a commercial trucking business (“Kildair”), by purchasing the remaining 50% equity interest. Kildair is now a wholly-owned subsidiary of our predecessor and will not be part of our initial assets following this offering.

Our refined products segment purchases a variety of refined products, such as heating oil, diesel fuel, residual fuel oil, kerosene, jet fuel, gasoline, and asphalt (primarily from refining companies, trading organizations and producers), and sells them to our customers. We have wholesale customers who resell the refined products we sell to them and commercial customers who consume the refined products we sell to them. Our wholesale customers consist of more than 1,000 home heating oil retailers and diesel fuel and gasoline resellers. Our commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies, hospitals and educational institutions. For the year ended December 31, 2012 and the six months ended June 30, 2013, we sold approximately 1.3 billion and 765.0 million gallons of refined products, respectively. For the year ended December 31, 2012 and the six months ended June 30, 2013, our refined products segment accounted for 56% and 57% of our adjusted gross margin, respectively.

We also purchase, sell and distribute natural gas to more than 5,000 commercial and industrial customer locations across 11 states in the Northeast and Mid-Atlantic. We purchase the natural gas we sell from natural gas producers and trading companies. For the year ended December 31, 2012 and the six months ended June 30, 2013, we sold 49.4 Bcf and 28.3 Bcf of natural gas, respectively. For the year ended December 31, 2012 and the six months ended June 30, 2013, our natural gas segment accounted for 19% and 26% of our adjusted gross margin, respectively.

Our materials handling business is a fee-based business and is generally conducted under multi-year agreements. We offload, store and/or prepare for delivery a variety of customer-owned products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. For the year ended December 31, 2012, we offloaded, stored and/or prepared for delivery 2.6 million short tons of products and 248.5 million gallons of liquid materials. For the six months ended June 30, 2013, we offloaded, stored and/or prepared for delivery 1.1 million short tons of product and 122.6 million gallons of liquid materials. For the year ended December 31, 2012 and the six months ended June 30, 2013, our materials handling segment accounted for 23% and 15% of our adjusted gross margin, respectively.

Our other operations consist primarily of coal marketing and distribution and commercial trucking, and for the year ended December 31, 2012 and the six months ended June 30, 2013, these activities accounted for approximately 2% of our adjusted gross margin for such periods.

We take title to the products we sell in our refined products, natural gas and other operations segments. We do not take title to any of the products in our materials handling segment. In order to manage our exposure to commodity price fluctuations, we use derivatives and forward contracts to maintain a position that is substantially balanced between product purchases and product sales.

Recent Developments

On July 31, 2013, we purchased an oil terminal in Bridgeport, Connecticut for $20.7 million. This deep water facility includes 13 storage tanks with 1.3 million barrels of storage capacity for gasoline and distillate products, with 1.1 million barrels currently in service. The terminal will provide throughput services to third-parties for branded gasoline sales, while also expanding our marketing of refined products, both gasoline and distillate, in the Connecticut market.

The acquisition was financed with a $10.0 million equity investment made by Axel Johnson and $10.7 million of borrowings under the acquisition line of our existing credit facility. In addition, we will purchase approximately $3.5 million of inventory that was stored at the terminal.

Business Strategies

Our plan is to generate cash flows sufficient to enable us to pay the minimum quarterly distribution on each unit and to increase distributable cash flow per unit by executing the following strategies:

•

Acquire additional terminals and marketing and distribution businesses. We intend to grow our asset and customer base by acquiring additional marine and inland terminals (both refined products and materials handling) within and adjacent to the geographic markets we serve. We also intend to acquire additional refined products and natural gas marketing businesses that have demonstrated an ability to generate free cash flow and that will enable us to leverage our existing investment in our business and customer service systems to further increase the profitability and stability of such cash flow. For example, in July 2013, we completed the acquisition of our Bridgeport, Connecticut terminal, which will provide fee-based revenues from gasoline throughputs, while also expanding our refined product marketing opportunities in the Connecticut market.

•

Increase our business with existing customers. We intend to increase the net sales and margin we realize from customers we currently serve by expanding the range of products and services we provide and by developing additional ways to address our customers’ needs for certainty of supply, reduced commodity price risk and high-quality customer service.

•

Limit our exposure to commodity price volatility and credit risk. We will continue to manage commodity price risk by seeking to maintain a balanced position in our purchases and sales through the use of derivatives and forward contracts and to manage counterparty risk by maintaining conservative credit management processes. Furthermore, our materials handling segment generates ratable and stable cash flows and leverages our terminal asset base and strategic port locations.

•

Maintain our operational excellence. We intend to maintain our long history of safe, cost-effective operations and environmental stewardship by applying new technologies, investing in the maintenance of our assets and providing training programs for our employees.

Competitive Strengths

We believe we are well-positioned to execute our business strategies successfully using the following competitive strengths:

•

We own and/or operate a large portfolio of strategically located assets in the Northeast. We own and/or operate 15 terminals in the Northeast with aggregate storage capacity of approximately 9.1 million barrels, many of which have access to waterborne trade and have rail connectivity and blending capabilities. We also have access to approximately 50 third-party terminals in the Northeast. We believe that the quantity, quality and location of the assets we own or to which we have access provide us the opportunity to offer our customers both certainty of supply and a diversity of products and services to a degree that our competitors with fewer assets cannot offer. In addition, our owned and/or operated terminals and our supply relationships afford us opportunities to acquire physical volumes of refined products at prices lower than expected future prices and either hedge or enter into forward contracts with respect to those volumes.

•

Our experienced management team has demonstrated its ability to effectively manage and grow our business. The members of our senior management team have an average of over 20 years of experience in the energy industry and have been operating and growing the assets of our predecessor as a team for approximately nine years. During that time, our predecessor has grown in part through the strategic acquisitions of various refined products and materials handling terminals, a natural gas marketing business and an asphalt and residual fuel oil marketing and storage company referred to as Kildair that will not initially be contributed to us. Since 2000, we have acquired approximately $198.7 million of assets in eleven transactions (including Kildair), including the acquisition of our Bridgeport, Connecticut terminal in July 2013. Our management team has also expanded our product offerings, implemented our risk management systems, significantly enhanced our employee safety and environmental compliance policies and overseen the design and implementation of numerous business and customer service programs designed to assist our customers in managing commodity risk.

•

Diversity of product offerings, services and customer base. We sell a variety of products, including our four core products (distillates, gasoline, residual fuel oil and natural gas), and provide materials handling services to a large and diverse group of customers. We believe that the diversity of the products and services that we offer provides us with the opportunity to attract a broad range of new customers and to expand the products and services we can offer to our existing customers. In addition, the diversity of our products helps provide us with more stable cash flows by mitigating the impact of seasonality and commodity price sensitivity. For the year ended December 31, 2012, our refined products, natural gas, materials handling and other operations segments accounted for 56%, 19%, 23% and 2% of our adjusted gross margin, respectively. For the six months ended June 30, 2013, our refined products, natural gas and materials handling and other operations segments accounted for 57%, 26%, 15% and 2% of our adjusted gross margin, respectively.

•

Reputation for reliability and superior customer service. We have been a supplier of refined products in the Northeast for more than 50 years and believe that we have developed an excellent reputation for reliability and superior customer service. We have high customer retention rates, which we believe reflect our dependability and our continuous innovation and implementation of new product and service options for our customers. Over the last three fiscal years, our average annual customer retention rate has been over 90% across all of our business segments.

•

Financial flexibility to manage our business and pursue strategic growth opportunities. Immediately following the completion of this offering, we expect to have available undrawn borrowing capacity of approximately $              million under a new credit agreement we expect to enter into in connection with this offering, as well as access to both the public and private equity and debt capital markets. We believe our borrowing capacity and our broader access to the capital markets will provide us with flexibility to pursue strategic growth opportunities while allowing us to manage the working capital requirements associated with our business.

Summary of Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under the caption “Risk Factors” beginning on page 25 and are summarized as follows:

Risks Related to Our Business

•

We may not have sufficient distributable cash flow following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on our common units or any distribution on our subordinated units for the quarter ended June 30, 2013 or to pay the full minimum quarterly distribution on our subordinated units for the quarter ended September 30, 2012 and for the year ended December 31, 2012.

•

The assumptions underlying the forecast of distributable cash flow that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual distributable cash flow to differ materially from our forecast. Furthermore, we did not use quarter-by-quarter estimates in concluding that there would be sufficient distributable cash flow to pay the minimum quarterly distribution on all of our common and subordinated units during the forecast period.

•	Our distributable cash flow depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

•

Our business is seasonal and generally our financial results are lower in the second and third quarters of the calendar year, which may result in our need to borrow money in order to make quarterly distributions to our unitholders during these quarters.

•

A significant decrease in demand for refined products, natural gas or our materials handling services in the areas we serve would adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

Our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders are influenced by changes in demand for, and therefore indirectly by changes in the prices of, refined products and natural gas, which could adversely affect our profit margins, our customers’ and suppliers’ financial condition, contract performance, trade credit and the amount and cost of our borrowing under our new credit agreement.

•

Restrictions in our new credit agreement could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders as well as the value of our common units.

•	Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

•	Warmer weather conditions during winter could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

Derivatives legislation could have an adverse impact on our ability to use derivatives to reduce the effect of commodity price risk, interest rate risk, and other risks associated with our business and could have an adverse impact on the cost of our hedging activities.

•

Our risk management policies, processes and procedures cannot eliminate all commodity price risk or basis risk, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. In addition, any noncompliance with our risk management policies, processes and procedures could result in significant financial losses.

•	We are exposed to risks of loss in the event of nonperformance by our customers, suppliers and counterparties.

•	We are exposed to performance risk in our supply chain.

•

Some of our competitors have capital resources many times greater than ours and control greater supplies of refined products and natural gas. Competitors able to supply our customers with those products and services at a lower price could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

Some of our home heating oil and residual fuel oil volumes are subject to customers switching or converting to natural gas, which could result in loss of customers and, in turn, could have an adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

Energy efficiency, new technology and alternative energy sources could reduce demand for our products and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

A principal focus of our business strategy is to grow and expand our business through acquisitions. If we do not make acquisitions on economically acceptable terms, our future growth may be limited and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

•

A portion of our net sales is generated under contracts that must be renegotiated or replaced periodically. If we are unable to successfully renegotiate or replace these contracts, our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders could be adversely affected.

•	Due to our lack of geographic diversification, adverse developments in the terminals we use or in our operating areas would adversely affect our results of operations and distributable cash flow.

•	Our operations are subject to operational hazards and unforeseen interruptions for which we may not be able to maintain adequate insurance coverage.

•

Our terminalling and materials handling operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that require us to incur substantial costs and that may become more stringent over time.

•

The risks of spills and releases and the associated liabilities for investigation, remediation and third-party claims, if any, are inherent in terminalling operations, and the liabilities that we incur may be substantial.

•

Increased regulation of greenhouse gas emissions could result in increased operating costs and reduced demand for refined products as a fuel source, which could in turn reduce demand for our products and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•	We are subject to federal, state and local laws and regulations that govern the product quality specifications of the refined products we purchase, store, transport and sell.

•	We depend on unionized labor for our operations in Mt. Vernon and Albany, New York and in Providence, Rhode Island. Work stoppages or labor disturbances at these facilities could disrupt our business.

•

We rely on our information technology systems to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Risks Inherent in an Investment in Us

•	It is our business strategy to distribute most of our distributable cash flow, which could limit our ability to grow and make acquisitions.

•

Axel Johnson currently controls, and after this offering will indirectly control, our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Axel Johnson, may have conflicts of interest with us and have limited duties to us and our common unitholders, and they may favor their own interests to the detriment of us and our common unitholders.

•	Our general partner intends to limit its liability regarding our obligations.

•	Our partnership agreement limits our general partner’s duties to our unitholders.

•	Our partnership agreement restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•

Cost reimbursements and fees due to our general partner and its affiliates for services provided to us or on our behalf, which may be determined in our general partner’s sole discretion, may be substantial and will reduce our distributable cash flow.

•	Unitholders have limited voting rights and, even if they are dissatisfied, cannot initially remove our general partner without its consent.

•	Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

•	The incentive distribution rights held by Sprague Holdings may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution in pro forma net tangible book value of $ per common unit.

•	We may issue additional units without unitholder approval, which would dilute unitholder interests.

•	Sprague Holdings may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

•	An increase in interest rates may cause the market price of our common units to decline.

•	Our general partner’s discretion in establishing cash reserves may reduce the amount of distributable cash flow.

•	Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

•	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

•	Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

•

A restatement of net income or a reversal or change of estimates affecting net income made after the end of the subordination period but affecting net income during the subordination period will not retroactively affect the conversion of the subordinated units even if we would not have had sufficient distributable cash flow based on such restated or adjusted net income to permit conversion.

•	Unitholders may have liability to repay distributions that were wrongfully distributed to them.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

•

Sprague Holdings, or any transferee holding a majority of the incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner or the holders of our common units. This could result in lower distributions to our unitholders.

•	The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

•	We will incur increased costs as a result of being a publicly traded partnership.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service, or the IRS, were to treat us as a corporation for federal income tax purposes, our distributable cash flow would be substantially reduced.

•	If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our distributable cash flow.

•

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

•	The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

•	Tax gain or loss on the disposition of our common units could be more or less than expected.

•	Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

•	If the IRS contests the federal income tax positions we take, the market for our common units may be adversely affected and the cost of any IRS contest will reduce our distributable cash flow.

•

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

•

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

•

A unitholder whose common units are the subject of a securities loan (i.e., a loan to a “short seller” to cover a short sale of common units) may be considered as having disposed of those common units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may be required to recognize gain or loss from the disposition.

•	Unitholders may be subject to state and local taxes and return filing requirements in jurisdictions where they do not live as a result of investing in our common units.

The Formation Transactions

We were formed in June 2011 by Sprague Holdings and Sprague Resources GP LLC, our general partner and a wholly-owned subsidiary of Sprague Holdings, to own and operate the business that has historically been conducted by Sprague Energy Corp., our predecessor. In connection with this offering, the following transactions, which we refer to collectively as the Formation Transactions, have occurred or will occur:

•	Sprague Energy Corp. was converted into a limited liability company and renamed Sprague Operating Resources LLC;

•	Axel Johnson will contribute to Sprague Holdings all of the ownership interests in Sprague Operating Resources LLC;

•	Sprague Operating Resources LLC will distribute to a wholly owned subsidiary of Sprague Holdings, certain assets and liabilities that will not be a part of our initial assets, including:

–	$ million of accounts receivable and $ million of cash;

–	our predecessor’s 100% equity interest in Sprague Energy Canada Ltd., which owns an asphalt and residual fuel oil marketing and storage company with 3.2 million barrels of storage capacity located in Quebec, Canada, referred to herein as Kildair;

–	the terminal assets and liabilities associated with our predecessor’s terminals located in New Bedford, Massachusetts; Portsmouth, New Hampshire and Bucksport, Maine, and property located in Oceanside, New York; and

–	other long-term debt of $42.4 million.

•

Sprague Holdings will contribute to us all of the membership interests in Sprague Operating Resources LLC, our operating company, in exchange for             common units(1),              subordinated units and the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $                 per unit per quarter as described under “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 52;

•	We will issue and sell common units(1) to the public in this offering, representing an aggregate % limited partner interest in us;

•	We will grant the underwriters a 30-day option to purchase up to additional common units from us if the underwriters sell more than common units in this offering;

•

We will enter into a new credit agreement, consisting of a working capital facility of up to $750.0 million and an acquisition facility of up to $250.0 million, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement” beginning on page 106;

•	We will apply the net proceeds from our issuance and sale of common units as described in “Use of Proceeds” on page 49; and

•

We and our general partner will enter into an omnibus agreement, a services agreement and a terminal operating agreement with respect to the New Bedford, Massachusetts terminal with Sprague Holdings and/or certain of its affiliates, each as described in “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions” beginning on page 176.

Please read “Certain Relationships and Related Party Transactions” beginning on page 174 for additional information.

(1)	Includes common units that will be issued to Sprague Holdings at the expiration of the underwriters’ option to purchase additional common units, assuming that the underwriters do not exercise their option. Any exercise of the underwriters’ option to purchase additional common units would reduce the common units shown as issued to Sprague Holdings by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Sprague Holdings at the expiration of the option period. All of the net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $ million based on an assumed initial public offering price of $ per common unit, if exercised in full, after deducting the estimated underwriting discounts and the structuring fee) will be distributed to Sprague Holdings as reimbursement for certain capital expenditures made by Sprague Holdings with respect to the assets contributed to us.

Our Relationship with Axel Johnson

Founded in 1920, Axel Johnson is a private company that has invested in a diverse collection of businesses. Axel Johnson purchased our predecessor in 1972 and has made substantial investments in its business. After this offering, through its 100% ownership of Sprague Holdings, Axel Johnson will own our general partner, approximately     % of our outstanding common units, all of our subordinated units and all of our incentive distribution rights. Given its significant ownership in us, we believe Axel Johnson will be motivated to promote and support the successful execution of our business plan and to pursue projects and/or acquisitions that enhance the value of our business. Under the terms of the omnibus agreement that we will enter into in connection with the closing of this offering, we will have a right of first refusal if Axel Johnson or any of its controlled affiliates has the opportunity to acquire a controlling interest in assets or businesses primarily engaged in the businesses in which we are engaged as of the closing of this offering and that operate primarily in the United States or Quebec, Ontario or the Maritime provinces of Canada, subject to certain exceptions. In addition, pursuant to the terms of the omnibus agreement, we will have a 60-day exclusive right of negotiation if Axel Johnson or any of its controlled affiliates decide to attempt to sell any assets or businesses that are primarily engaged in the businesses in which we are engaged as of the closing of this offering and that operate primarily in the United States or Quebec, Ontario or the Maritimes, Canada, including its equity interests in Kildair and its interests in any assets or equity interests in any business that, at the time of this offering, it is actively seeking to invest in or acquire or has the right to invest in or acquire. Kildair is a residual fuel oil and asphalt marketing and storage company with 3.2 million barrels of storage capacity located in Quebec, Canada. We will not own any equity interests in Kildair immediately following the closing of this offering. See “Certain Relationships and Related Party Transactions—Omnibus Agreement” beginning on page 176.

Management

Our general partner has sole responsibility for conducting our business and for managing our operations. The board of directors of our general partner will direct the management of our business. As a result of owning our general partner, Sprague Holdings will have the right to appoint all members of the board of directors of our general partner, including the independent directors. Our unitholders will not be entitled to elect our general partner or the members of its board of directors or otherwise directly participate in our management or operations. Upon the closing of this offering, the board of directors of our general partner will have six members. Sprague Holdings intends to increase the size of the board of directors of our general partner to seven members following the closing of this offering. Sprague Holdings will appoint all members to our general partner’s board of directors and we expect that, when the size of the board increases to seven directors, at least three of those directors will be independent as defined under the independence standards established by the New York Stock Exchange, or the NYSE. For more information about the directors and officers of our general partner, see “Management—Directors and Executive Officers” beginning on page 152.

Ownership and Organizational Structure

The following diagram depicts our simplified organizational and ownership structure after giving effect to the Formation Transactions, including the offering of common units hereby:

	Percentage Interest
Public Common Units	%	(1)
Interests of Sprague Holdings and Affiliates:
Common Units	%	(1)
Subordinated Units	50.0%
Non-Economic General Partner Interest	—	(2)
Incentive Distribution Rights	—	(3)

Total	100.0%

(1)	Assumes no exercise of the underwriters’ option to purchase additional common units. Please read “—The Formation Transactions” beginning on page 10 for a description of the impact of an exercise of this option on common unit ownership percentages.
(2)	Our general partner owns a non-economic general partner interest in us. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions—General Partner Interest” on page 69.
(3)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. See “Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights” on page 70. Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests.

Principal Executive Offices and Internet Address

Our principal executive offices are located at Two International Drive, Suite 200, Portsmouth, New Hampshire 03801, and our telephone number is (800) 225-1560. Our website is located at www.spragueenergy.com and will be activated immediately following the closing of this offering. We will make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in good faith. However, because our general partner is wholly owned by Sprague Holdings, a wholly-owned subsidiary of Axel Johnson, the officers and directors of our general partner have fiduciary duties to manage the business of our general partner in a manner beneficial to Sprague Holdings. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Axel Johnson, on the other hand. For a more detailed description of the conflicts of interest and duties of our general partner and its board, see “Risk Factors—Risks Inherent in an Investment in Us” beginning on page 36 and “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” beginning on page 180.

Our partnership agreement limits the liability and duties of our general partner to unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner, including Axel Johnson and its affiliates other than us, are not restricted from competing with us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a description of our other relationships with our affiliates, see “Certain Relationships and Related Party Transactions” beginning on page 174.

The Offering

Common units offered by us	common units, or common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	common units and subordinated units, each representing a 50.0% limited partner interest in us, respectively. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to Sprague Holdings at the expiration of the option. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Sprague Holdings at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Our general partner will own a non-economic general partner interest in us.

Use of proceeds	We expect that the net proceeds from our sale of common units in this offering, after deducting underwriting discounts, the structuring fee and estimated offering expenses, will be $ million, based on an assumed initial public offering price of $ per common unit. We intend to use the net proceeds to reduce amounts outstanding under the working capital facility of our new credit agreement. Affiliates of certain of the underwriters will be lenders under our new credit agreement and, accordingly, will receive a portion of the proceeds from this offering. In addition, affiliates of certain of the underwriters are lenders under our existing credit agreement and may receive payments in connection with the amendment and restatement of our existing credit agreement. Please read “Underwriting—Conflicts of Interest” on page 226.

To the extent the underwriters exercise their option to purchase additional common units, all of the net proceeds from the issuance and sale of those common units will be distributed to Sprague Holdings as reimbursement for certain capital expenditures made by Sprague Holdings with respect to the assets contributed to us. Sprague Holdings has informed us that it intends to distribute the net proceeds received by it from the sale of those common units to Axel Johnson. Sprague Holdings and Axel Johnson are deemed under federal securities laws to be underwriters with respect to any common units that may be sold pursuant to the underwriters’ option to purchase additional common units.

Please read “Use of Proceeds” on page 49.

Cash distributions	We intend to pay the minimum quarterly distribution of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient distributable cash flow after the establishment of cash reserves by our general partner and the payment of our expenses. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 52.

We will pay a prorated distribution for the first quarter during which we are a publicly traded partnership. Assuming that we become a publicly traded partnership before December 31, 2013, we anticipate that such distribution will cover the period from the closing date of this offering to and including December 31, 2013. We expect to pay this cash distribution before February 15, 2014.

Our partnership agreement generally provides that we distribute cash each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of ; and

•	third, to all unitholders, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, the holders of our incentive distribution rights will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 66.

We believe that, based on the assumptions and considerations included in “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” beginning on page 61, we will have sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our common and subordinated units for the twelve months ending September 30, 2014. However, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. There is no guarantee that we will distribute quarterly cash distributions to our unitholders in any quarter. We did not use quarter-by-quarter estimates in concluding that there would be sufficient distributable cash flow to pay the minimum quarterly distribution on all of our common and subordinated units during the twelve months ending September 30, 2014. Please read “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 52.

If we assume that we completed the transactions described under “—The Formation Transactions” beginning on page 10 on January 1, 2012 and

July 1, 2012, respectively, our pro forma distributable cash flow for the year ended December 31, 2012 and the twelve months ended June 30, 2013 would have been approximately $29.9 million and $35.8 million, respectively. For the year ended December 31, 2012, these amounts would have been sufficient to pay the full minimum quarterly distribution on all of our common units but would not have been sufficient to pay the full minimum quarterly distribution on our subordinated units. For the twelve months ended June 30, 2013, these amounts would have been sufficient to pay the full minimum quarterly distribution on all of our common and subordinated units. See “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 52.

Subordinated units	Axel Johnson, through its ownership of Sprague Holdings, will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $ per unit only after the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. If we do not pay distributions on our subordinated units, our subordinated units will not accrue arrearages for those unpaid distributions.

Subordination period	If we meet three requirements set forth in our partnership agreement, the subordination period will expire and all subordinated units will convert into common units on a one-for-one basis. The three requirements are:

•

We must make quarterly distributions from distributable cash flow of at least the annualized minimum quarterly distribution on each outstanding common and subordinated unit in respect of each of the prior three consecutive, non-overlapping four quarter periods;

•

Distributable cash flow generated in respect of such three consecutive, non-overlapping four quarter periods (excluding the $             million basket contained in the definition of distributable cash flow) must equal or exceed the annualized minimum quarterly distribution on all outstanding common and subordinated units (on a fully diluted basis) in respect of such quarters; and

•	There are no arrearages in payment of the minimum quarterly distribution on the common units.

Our partnership agreement provides that the requirements could first be satisfied in connection with a distribution of cash with respect to the quarter ending December 31, 2016 and, if not satisfied in respect of that quarter, could be satisfied on any date thereafter.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. See “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 68.

Right to reset the target distribution levels	The holder or holders of a majority of our incentive distribution rights (initially Sprague Holdings) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Any election to reset the minimum quarterly distribution amount and the target distribution levels shall be subject to the prior written concurrence of our general partner that the conditions described in the immediately preceding sentence have been satisfied. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution.

In the event of a reset of target distribution levels, the holders of the incentive distribution rights will be entitled to receive an aggregate number of common units equal to the number of common units which would have entitled the holders to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to the holders on the incentive distribution rights in the prior two quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Sprague Holdings’ Right to Reset Incentive Distribution Levels” beginning on page 71.

Issuance of additional units	We can issue an unlimited number of units, including units senior to the common units, without the consent of our unitholders. See “Units Eligible for Future Sale” beginning on page 204 and “The Partnership Agreement—Issuance of Additional Partnership Interests” beginning on page 193.

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of our outstanding common and subordinated units, including any common or subordinated units owned by our general partner and its affiliates (including Sprague Holdings), voting together as a single class. Upon completion of this offering, Sprague Holdings will own an aggregate of approximately     % of our common and subordinated units. This will initially give Sprague Holdings the ability to prevent the involuntary removal of our general partner. See “The Partnership Agreement—Withdrawal or Removal of Our General Partner” beginning on page 197.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the then outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. See “The Partnership Agreement—Limited Call Right” beginning on page 199.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2015, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per common unit, we estimate that your average allocable taxable income per year will be no more than $ per common unit. See “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” beginning on page 208.

Material tax consequences	For a discussion of certain material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see “Material U.S. Federal Income Tax Consequences” beginning on page 206.

Exchange listing	We intend to apply to list our common units on the NYSE under the symbol “SRLP.”

Summary Historical and Pro Forma Financial and Operating Data

The following table presents summary historical consolidated financial and operating data of our predecessor, Sprague Operating Resources LLC, as of the dates and for the periods indicated. The summary historical consolidated financial data presented as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 are derived from the audited historical consolidated financial statements of Sprague Operating Resources LLC that are included elsewhere in this prospectus. The summary historical consolidated financial data presented as of December 31, 2010 are derived from the audited historical consolidated balance sheet of Sprague Operating Resources LLC that is not included in this prospectus. The summary historical consolidated financial data presented as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 are derived from the unaudited historical condensed consolidated financial statements of Sprague Operating Resources LLC that are included elsewhere in this prospectus. The summary historical consolidated financial data presented as of June 30, 2012 are derived from the unaudited historical condensed consolidated financial statements of Sprague Operating Resources LLC that are not included in this prospectus.

The summary pro forma consolidated financial data presented for the year ended December 31, 2012 and as of and for the six months ended June 30, 2013 are derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma consolidated financial statements give pro forma effect to, among other things:

•	The contribution to Sprague Holdings by Axel Johnson of all of the ownership interests in Sprague Operating Resources LLC;

•	The distribution to a wholly owned subsidiary of Sprague Holdings, by Sprague Operating Resources LLC of certain of its assets and liabilities that will not be a part of our initial assets, including:

—	$ million of accounts receivable and $ million of cash;

—	our predecessor’s 100% equity interest in Kildair;

—

the terminal assets and liabilities associated with our predecessor’s terminals located in New Bedford, Massachusetts; Portsmouth, New Hampshire; and Bucksport, Maine; and property located in Oceanside, New York; and

—	other long-term debt of $42.4 million;

•

The contribution to us by Sprague Holdings of all of the membership interests in Sprague Operating Resources LLC in exchange for the issuance to Sprague Holdings of              common units,              subordinated units and the incentive distribution rights;

•	Our issuance and sale of common units to the public, representing an aggregate % limited partner interest in us;

•

Our entry into a new credit agreement as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement” beginning on page 106; and

•	The application of the net proceeds from our issuance and sale of common units as described in “Use of Proceeds” on page 49.

The unaudited pro forma consolidated balance sheet assumes the items listed above occurred as of June 30, 2013. The unaudited pro forma consolidated income statements for the year ended December 31, 2012 and for the six months ended June 30, 2013 assume the items listed above occurred as of January 1, 2012.

For a detailed discussion of the summary historical consolidated financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of

Operations” beginning on page 82. The following table should also be read in conjunction with “Use of Proceeds” on page 49, “—The Formation Transactions” beginning on page 10, the audited and unaudited historical consolidated financial statements of Sprague Operating Resources LLC and the accompanying notes included elsewhere in this prospectus, and our unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, the historical consolidated and unaudited pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents the non-GAAP financial measure adjusted EBITDA, which we use in our business as an important supplemental measure of our performance. We define and explain this measure under “—Non-GAAP Financial Measures” beginning on page 23 and reconcile it to net income, its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Predecessor Historical					Partnership Pro Forma(1)(2)(4)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30, 2013		Year Ended December 31, 2012
	2013	2012	2012	2011	2010
	(unaudited)			(audited)		(unaudited)
	(in thousands, except per unit data and operating data)
Statement of Operations Data:

Net sales	$2,466,773	$2,037,606	$4,043,907	$3,797,427	$2,817,191		$2,205,188		$3,876,795
Cost of products sold	2,367,864	1,967,777	3,922,352	3,638,717	2,676,301		2,115,613		3,756,394

Gross margin	98,909	69,829	121,555	158,710	140,890		89,575		120,401

Operating Costs and Expenses:

Operating expenses	27,600	22,106	47,054	42,414	41,102		22,014		43,762
Selling, general and administrative	27,056	22,500	46,449	46,292	40,625		24,409		46,212
Write-off of deferred offering costs(3)	—	—	8,931	—	—		—		8,931
Depreciation and amortization	8,437	4,965	11,665	10,140	10,531		4,670		9,900

Total operating costs and expenses	63,093	49,571	114,099	98,846	92,258		51,093		108,805

Operating income	35,816	20,258	7,456	59,864	48,632		38,482		11,596
Gain on acquisition of business	—	(529)	1,512	6,016	—		—		—
Other (expense) income	816	—	(160)	—	894		907		(160)
Interest income	260	308	534	755	503		260		507
Interest expense	(14,639)	(11,418)	(23,960)	(24,049)	(21,897)		(11,380)		(21,775)

Income (loss) before income taxes and equity in net (loss) income of foreign affiliate	22,253	8,619	(14,618)	42,586	28,132		28,269		(9,832)
Income tax (provision) benefits(5)	(10,638)	(3,705)	2,796	(16,636)	(10,288)		(1,873)		651

Income (loss) before equity in net (loss) income of foreign affiliate	11,615	4,914	(11,822)	25,950	17,844		26,396		(9,181)
Equity in net (loss) income of foreign affiliate	—	2,352	(1,009)	3,622	(2,123)		—		—

Net income (loss)	$11,615	$7,266	$(12,831)	$29,572	$15,721		$26,396		$(9,181)

Adjusted EBITDA (unaudited)(6)	$35,159	$28,563	$49,781	$64,398	$53,286		$34,149		$53,165
Pro forma net income per limited partner unit						$		$
Weighted average limited partner units outstanding
Cash Flow Data:

Net cash provided by (used in):
Operating activities	$118,348	$228,460	$163,129	$(43,861)	$24,997
Investing activities	(6,106)	(3,682)	(79,693)	(17,004)	(9,387)
Financing activities	(115,435)	(255,664)	(111,560)	88,882	(17,162)

	Predecessor Historical					Partnership Pro Forma(1)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30, 2013
	2013	2012	2012	2011	2010
	(unaudited)			(audited)		(unaudited)
	(in thousands, except per unit data and operating data)

Other Financial and Operating Data (unaudited):

Capital expenditures(7)	$8,117	$3,702	$7,293	$7,255	$9,587
Total refined products volumes sold (barrels)	18,215	14,377	29,806	29,684	29,797
Total natural gas volumes sold (MMBtus)	28,329	25,504	49,417	50,741	52,012

Balance Sheet Data (at period end):

Cash and cash equivalents	$434	$951	$3,691	$31,829	$3,854	$164
Property, plant and equipment net	174,010	109,092	177,080	110,743	103,461	95,280
Total assets	834,145	623,032	1,054,247	970,050	867,995	412,587
Total debt	449,967	295,957	555,619	524,377	408,304	184,871
Total liabilities	700,647	463,412	913,041	791,649	697,811	370,976
Total stockholder’s/member’/partners’ equity	133,498	159,620	141,206	178,401	170,184	41,611

(1)	Pro forma amounts reflect incremental deferred debt issuance costs of $10.4 million anticipated to be incurred in connection with entering into our new credit agreement and a decrease in interest expense of $1.7 million and $1.0 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.
(2)	Pro forma amounts reflect adjustments to reduce selling, general and administrative expenses to eliminate Axel Johnson corporate overhead charges, by $0.7 million and $1.3 million for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively, and to increase selling, general and administrative expenses as a result of increases to incentive compensation, by $0.6 million and $2.3 million for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively.
(3)	During the year ended December 31, 2012, we delayed the timing of this public offering and, as a result, deferred offering costs of $8.9 million were charged against earnings.
(4)	Pro forma selling, general and administrative expenses do not give effect to annual incremental selling, general and administrative expenses of approximately $2.1 million that we expect to incur as a result of being a publicly traded partnership.
(5)	Prior to the consummation of this offering, Sprague Energy Corp., which was converted into a limited liability company and renamed Sprague Operating Resources LLC on November 7, 2011, prepared its income tax provision as if it filed a consolidated federal income tax return and state tax returns as required. Commencing with the closing of this offering, all of our subsidiaries will be treated as pass through entities for federal income tax purposes. For these pass through entities, all income, expenses, gains, losses and tax credits generated flow through to their owners and, accordingly, do not result in a provision for income taxes in our financial statements.
(6)	For a discussion of the non-GAAP financial measure adjusted EBITDA, please read “—Non-GAAP Financial Measures” beginning on page 23.
(7)	Includes approximately $2.1 million, $3.2 million, $6.0 million, $5.7 million and $8.1 million of maintenance capital expenditures for the six months ended June 30, 2013 and 2012, and for the years ended December 31, 2012, 2011 and 2010, respectively. Maintenance capital expenditures are capital expenditures made to replace assets or to maintain the long-term operating capacity of our assets or operating income.

Non-GAAP Financial Measures

We present the non-GAAP financial measures EBITDA and adjusted EBITDA in this prospectus. We define EBITDA as net income before interest, income taxes, depreciation and amortization. We define adjusted EBITDA as EBITDA increased by unrealized hedging losses and decreased by unrealized hedging gains, in each case with respect to refined products and natural gas inventory and natural gas transportation contracts, decreased by gains on acquisition of business, increased by the write-off of deferred offering costs and adjusted for the net impact of bio-fuel excise tax credits. Adjusted EBITDA is used as a supplemental financial measure by our management to describe our operations and economic performance to commercial banks, trade suppliers and other credit providers, and to assess:

•	The financial performance of our assets, operations and return on capital without regard to financing methods, capital structure or historical cost basis;

•	The ability of our assets to generate cash sufficient to pay interest on our indebtedness and make distributions to our equity holders;

•	Repeatable operating performance that is not distorted by non-recurring items or market volatility; and

•	The viability of acquisitions and capital expenditure projects.

Please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 79. For a discussion of how our management uses adjusted EBITDA, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How Management Evaluates Our Results of Operations—Adjusted Gross Margin and Adjusted EBITDA.”

The following table presents a reconciliation of EBITDA and adjusted EBITDA to net income, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated:

	Predecessor Historical					Partnership Pro Forma
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30, 2013	Year Ended December 31, 2012
	2013	2012	2012	2011	2010
	(in thousands)
Reconciliation of EBITDA to net income:
Net income (loss)	$11,615	$7,266	$(12,831)	$29,572	$15,721	$26,396	$(9,181)
Add/(deduct):
Interest expense, net	14,379	11,110	23,426	23,294	21,394	11,120	21,268
Tax expense (benefit)	10,638	3,705	(2,796)	16,636	10,288	1,873	(651)
Depreciation and amortization	8,437	4,965	11,665	10,140	10,531	4,670	9,900

EBITDA	$45,069	$27,046	$19,464	$79,642	$57,934	$44,059	$21,336

Add/(deduct):
Unrealized hedging (gain) loss on:
Refined products inventory	(3,637)	(4,152)	224	(8,114)	(4,241)	(3,637)	224
Natural gas inventory	(5)	103	3	(138)	(141)	(5)	3
Natural gas transportation contracts	(1,247)	2,474	17,650	(976)	(266)	(1,247)	17,650
Gain on acquisition of business(1)	—	—	(1,512)	(6,016)	—	—	—
Write-off of deferred offering costs(2)	—	—	8,931	—	—	—	8,931
Bio-fuel excise tax credits(3)	(5,021)	3,092	5,021	—	—	(5,021)	5,021

Adjusted EBITDA	$35,159	$28,563	$49,781	$64,398	$53,286	$34,149	$53,165

(1)	Represents non-cash gains associated with (i) the re-measurement to fair value of our predecessor’s 50% interest in Kildair in connection with its acquisition of the remaining 50% interest therein and (ii) the acquisition of an oil terminal at below fair value. Please see Notes 2 and 18 to our predecessor’s historical consolidated financial statements.
(2)	During the year ended December 31, 2012, we delayed the timing of this public offering and, as a result, deferred offering costs of $8.9 million were charged against earnings. Please see Note 19 to our predecessor’s historical consolidated financial statements.
(3)	On January 2, 2013, the federal government enacted legislation that reinstated an excise tax credit program available for certain of our bio-fuel blending activities. This program had previously expired on December 31, 2011 and was reinstated retroactively to January 1, 2012. During the six months ended June 30, 2013, we recorded federal excise tax credits of $5.0 million related to our bio-fuel blending activities that had occurred during the year ended December 31, 2012. These credits have been recorded as a reduction of cost of products sold and, therefore, resulted in an increase in adjusted gross margin for the six months ended June 30, 2013. This adjustment reflects the effect on our adjusted EBITDA had these credits been recorded in the period in which the blending activity took place.

RISK FACTORS

Investing in our common units involves substantial risks. Common units are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations and ability to pay distributions to our unitholders could be materially adversely affected. Additional risks and uncertainties not currently known to us or that we currently consider to be immaterial may also materially adversely affect our business, financial condition, results of operations and ability to pay distributions to our unitholders. In either case, we might not be able to make distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment in our common units.

Risks Related to Our Business

We may not have sufficient distributable cash flow following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to pay the minimum quarterly distribution of $             per unit per quarter, or $             per unit on an annualized basis, we will require distributable cash flow of approximately $             million per quarter, or approximately $             million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We may not have sufficient distributable cash flow each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	Competition from other companies that sell refined products, natural gas and/or renewable fuels in the Northeast;

•	Competition from other companies in the materials handling business;

•	Demand for refined products, natural gas and our materials handling services in the markets we serve;

•	Absolute price levels, as well as the volatility of prices, of refined products and natural gas in both the spot and futures markets;

•	Seasonal variation in temperatures, which affects demand for natural gas and refined products such as home heating oil and residual fuel oil to the extent that it is used for space heating; and

•	Prevailing economic conditions.

In addition, the actual amount of cash we have available for distribution will depend on other factors such as:

•	The level of capital expenditures we make;

•	The level of our operating and general and administrative expenses, including reimbursements to our general partner and certain of its affiliates for services provided to us;

•	The restrictions contained in our new credit agreement, including borrowing base limitations and limitations on distributions;

•	Our debt service requirements;

•	The cost of acquisitions we make, if any;

•	Fluctuations in our working capital needs;

•	Our ability to access capital markets and to borrow under our new credit agreement to make distributions to our unitholders; and

•	The amount of cash reserves established by our general partner, if any.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, see “Our Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on our common units or any distribution on our subordinated units for the quarter ended June 30, 2013 or to pay the full minimum quarterly distribution on our subordinated units for the quarter ended September 30, 2012 and for the year ended December 31, 2012.

The amount of pro forma distributable cash flow generated during the quarter ended June 30, 2013 would have been sufficient to allow us to pay a cash distribution of     % of the minimum quarterly distribution on our common units but no distribution on our subordinated units for such quarter. In addition, the amount of pro forma distributable cash flow generated during the quarter ended September 30, 2012 and for the year ended December 31, 2012 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units for each such period, but only a cash distribution of approximately     % and     %, respectively, of the minimum quarterly distribution on all of our subordinated units for such period. For a calculation of our distributable cash flow based on our pro forma results for the year ended December 31, 2012 and for the twelve months ended June 30, 2013, please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Distributable Cash Flow.”

The assumptions underlying the forecast of distributable cash flow that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual distributable cash flow to differ materially from our forecast. Furthermore, we did not use quarter-by-quarter estimates in concluding that there would be sufficient distributable cash flow to pay the minimum quarterly distribution on all of our common and subordinated units during the forecast period.

The forecast of distributable cash flow set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations, EBITDA, adjusted EBITDA and distributable cash flow for the twelve months ending September 30, 2014. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in “Our Cash Distribution Policy and Restrictions on Distributions.” Our financial forecast has been prepared by management and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties, including those discussed in this prospectus, which could cause our results to be materially less than the amount forecasted. Furthermore, we did not use quarter-by-quarter estimates in concluding that there would be sufficient distributable cash flow to pay the minimum quarterly distribution on all of our common and subordinated units during the forecast period. If we do not achieve the forecasted results, we may not be able to make the minimum quarterly distribution or pay any amount on our common units, and the market price of our common units may decline materially.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily on our cash flow, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our business is seasonal and generally our financial results are lower in the second and third quarters of the calendar year, which may result in our need to borrow money in order to make quarterly distributions to our unitholders during these quarters.

Demand for natural gas and some refined products, specifically home heating oil and residual fuel oil for space heating purposes, is generally higher during the period of November through March than during the period of April through October. Therefore, our results of operations for the first and fourth calendar quarters are generally better than for the second and third calendar quarters. For example, over the 36-month period ended June 30, 2013, we generated an average of approximately 70% of our total home heating oil and residual fuel oil net sales during the months of November through March. With reduced cash flow during the second and third calendar quarters, we may be required to borrow money in order to pay the minimum quarterly distribution to our unitholders. Any restrictions on our ability to borrow money could restrict our ability to make quarterly distributions to our unitholders.

A significant decrease in demand for refined products, natural gas or our materials handling services in the areas we serve would adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

A significant decrease in demand for refined products, natural gas or our materials handling services in the areas that we serve would significantly reduce our net sales and, therefore, adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. Factors that could lead to a decrease in market demand for refined products or natural gas include:

•	Recession or other adverse economic conditions;

•

High prices caused by an increase in the market price of refined products, higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline or other refined products or natural gas;

•	Increased conservation, technological advances and the availability of alternative energy, whether as a result of industry changes, governmental or regulatory actions or otherwise; and

•	Conversion from consumption of home heating oil or residual fuel oil to natural gas.

Factors that could lead to a decrease in demand for our materials handling services include weakness in the housing and construction industries and the economy generally.

Certain of our operating costs and expenses are fixed and do not vary with the volumes we store, distribute and sell. These costs and expenses may not decrease ratably, or at all, should we experience a reduction in our volumes stored, distributed and sold. As a result, we may experience declines in our operating margin if our volumes decrease.

Our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders are influenced by changes in demand for, and therefore indirectly by changes in the prices of, refined products and natural gas, which could adversely affect our profit margins, our customers’ and suppliers’ financial condition, contract performance, trade credit and the amount and cost of our borrowing under our new credit agreement.

Financial and operating results from our purchasing, storing, terminalling and selling operations are influenced by price volatility in the markets for refined products and natural gas. When prices for refined products and natural gas rise, some of our customers may have insufficient credit to purchase supply from us at their historical purchase volumes, and their customers, in turn, may adopt conservation measures which reduce consumption, thereby reducing demand for product. Furthermore, when prices increase rapidly and dramatically, we may be unable to promptly pass our additional costs to our customers, resulting in lower margins for a period of time before margins expand to cover the incremental costs. Significant increases in the costs of refined products can materially increase our costs to carry inventory. We use the working capital facility in our credit agreement, which limits the amounts that we can borrow, as our primary source of financing our working capital requirements. Lastly, higher prices for refined products or natural gas may (1) diminish our access to trade credit support or cause it to become more expensive and (2) decrease the amount of borrowings available for working capital as a result of total available commitments, borrowing base limitations and advance rates thereunder.

In addition, when prices for refined products or natural gas decline, the likelihood of nonperformance by our customers on forward contracts may be increased as they and/or their customers may choose not to honor their contracts and instead purchase refined products or natural gas at the then lower spot or retail market price.

Restrictions in our new credit agreement could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders as well as the value of our common units.

We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders. The operating and financial restrictions and covenants in our new credit agreement and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business, which may, in turn, adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. For example, our new credit agreement will restrict our ability to, among other things:

•	Make cash distributions;

•	Incur indebtedness;

•	Create liens;

•	Make investments;

•	Engage in transactions with affiliates;

•	Make any material change to the nature of our business;

•	Dispose of assets; and

•	Merge with another company or sell all or substantially all of our assets.

Furthermore, our new credit agreement will contain covenants requiring us to maintain certain financial ratios. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement” for additional information about our new credit agreement.

The provisions of our new credit agreement may affect our ability to obtain future financing for and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new credit agreement could result in an event of default which could enable our lenders, subject to the terms and conditions of our new credit agreement, to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable. If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered and our assets may be insufficient to repay such debt in full, and the holders of our units could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

•	Our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on favorable terms;

•	Our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	We may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	Our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to maintain our indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business, acquisitions, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Warmer weather conditions during winter could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Weather conditions during winter have an impact on the demand for both home heating oil and residual fuel oil. Because we supply distributors whose customers depend on home heating oil and residual fuel oil during the winter, warmer-than-normal temperatures during the first and fourth calendar quarters in one or more regions in which we operate can decrease the total volume we sell and the gross margin realized on those sales and, consequently, our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Derivatives legislation could have an adverse impact on our ability to use derivatives to reduce the effect of commodity price risk, interest rate risk, and other risks associated with our business and could have an adverse impact on the cost of our hedging activities.

We use over-the-counter (OTC) derivatives products to hedge commodity risks and interest rate risks.

On July 21, 2010 comprehensive financial reform legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), was enacted that changes federal oversight and regulation of the over-the-counter derivatives market and entities, including us, that participate in that market. The Dodd-Frank Act requires the Commodity Futures Trading Commission (“CFTC”), the SEC and other regulators to promulgate rules and regulations implementing the new legislation.

In its rulemaking under the Dodd-Frank Act the CFTC has issued final regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide hedging transactions would be exempt from these position limits. The position limits rule was vacated by the United States District Court for the District of Colombia in September of 2012 although the CFTC appealed the District Court’s decision.

The CFTC also has finalized other regulations, including critical rulemakings on the definition of “swap”, “security-based swap”, “swap dealer” and “major swap participant”. The Dodd-Frank Act and CFTC rules also may require us in connection with certain derivatives activities to comply with clearing and trade-execution requirements (or take steps to qualify for an exemption to such requirements). In addition new regulations may require us to comply with margin requirements although these regulations are not finalized and their application to us is uncertain at this time. Other regulations also remain to be finalized, and the CFTC has delayed the compliance dates for various regulations already finalized. As a result it is not possible at this time to predict with certainty the full effects of the Dodd-Frank Act and CFTC rules on us and the timing of such effects. The Dodd-Frank Act also may require the counterparties to our derivative instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty.

The Dodd-Frank Act and any new regulations could significantly increase the cost of derivative contracts (including from swap recordkeeping and reporting requirements and through requirements to post collateral which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable.

Our risk management policies, processes and procedures cannot eliminate all commodity price risk or basis risk, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. In addition, any noncompliance with our risk management policies, processes and procedures could result in significant financial losses.

While our risk management policies, processes and procedures are designed to limit commodity price risk, some degree of exposure to unforeseen fluctuations in market conditions remains. For example, we change our hedged position daily in response to movements in our inventory. If we overestimate or underestimate our sales from inventory, we may be unhedged for the amount of the overestimate or underestimate.

In general, basis risk describes the inherent market price risk created when a commodity of certain grade or location is purchased, sold or exchanged as compared to a purchase, sale or exchange of a like commodity at a different time or place. Basis may reflect price differentiation associated with different time periods, qualities or grades, or locations and is typically calculated based on the price difference between the cash or spot price of a commodity and the prompt month futures or swaps contract price of the most comparable commodity. For example, if NYMEX heating oil, which is based on New York Harbor delivery, was used to hedge our commodity risk for heating oil purchases, we could have location basis risk if the deliveries were made in a different location such as in Boston. An example of quality or grade basis risk would be the use of heating oil contracts to hedge diesel fuel. The potential exposure from basis risk is in addition to any impact that market pricing structure may have on our results. Basis risk cannot be entirely eliminated and basis exposure can adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

We monitor policies, processes and procedures designed to prevent unauthorized trading and to maintain substantial balance between purchases and sales or future delivery obligations. We can provide no assurance, however, that these steps will detect and/or prevent all violations of such risk management policies, processes and procedures, particularly if deception or other intentional misconduct is involved.

We are exposed to risks of loss in the event of nonperformance by our customers, suppliers and counterparties.

Some of our customers, suppliers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. A tightening of credit in the financial markets or an increase in interest rates may make it more difficult for our customers, suppliers and counterparties to obtain financing and, depending on the degree to which it occurs, there may be a material increase in the nonpayment or other nonperformance by our customers, suppliers and counterparties. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with these third parties. A material increase in the nonpayment or other nonperformance by our customers, suppliers and/or counterparties could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Additionally, our access to trade credit support could diminish or become more expensive. Our ability to continue to receive sufficient trade credit on commercially acceptable terms could be adversely affected by, among other things, fluctuations in refined product, natural gas and renewable fuel prices or disruptions in the credit markets.

We are exposed to performance risk in our supply chain.

We rely upon our suppliers to timely produce the volumes and types of refined products for which they contract with us. In the event one or more of our suppliers does not perform in accordance with its contractual obligations, we may be required to purchase product on the open market to satisfy forward contracts we have entered into with our customers in reliance upon such supply arrangements. We purchase refined products from a variety of suppliers under term contracts and on the spot market. In times of extreme market demand, we may be unable to satisfy our supply requirements. Furthermore, a portion of our supply comes from other countries, which could be disrupted by political events. In the event such supply becomes scarce, whether as a result of political events, natural disaster, logistical issues associated with delivery schedules or otherwise, we may not be able to satisfy our supply requirements. If any of these events were to occur, we may be required to pay more for product that we purchase on the open market, which could result in financial losses and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Some of our competitors have capital resources many times greater than ours and control greater supplies of refined products and natural gas. Competitors able to supply our customers with those products and services at a lower price could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Our competitors include terminal companies, major integrated oil companies and their marketing affiliates and independent marketers of varying size, financial resources and experience. Some of our competitors are substantially larger than us, have capital resources many times greater than ours, control greater supplies of refined products and natural gas than us and/or control substantially greater storage capacity than us. If we are unable to compete effectively, we may lose existing customers or fail to acquire new customers, which could have a material adverse effect on our business, financial condition, results of operations and distributable cash flow. For example, if a competitor attempts to increase market share by reducing prices or offering alternative energy sources, our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders could be adversely affected. We may not be able to compete successfully with these companies.

Some of our home heating oil and residual fuel oil volumes are subject to customers switching or converting to natural gas, which could result in loss of customers and, in turn, could have an adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Our home heating oil and residual fuel oil businesses compete for customers with suppliers of natural gas. During a period of increasing home heating oil prices relative to natural gas prices, home heating oil users may convert to natural gas. Similarly, during a period of increasing residual fuel oil prices relative to natural gas prices, customers who have the ability to switch from residual fuel oil to natural gas (dual-fuel using customers), may switch and other end users may convert to natural gas.

Such switching and conversions could reduce our sales of home heating oil and residual fuel oil and could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Energy efficiency, new technology and alternative energy sources could reduce demand for our products and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Increased conservation, technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, and the availability of alternative energy sources have adversely affected the demand for some of our products, particularly home heating oil and residual fuel oil. Future conservation measures, technological advances in heating, conservation, energy generation or other devices, and increased availability and use of alternative energy sources, including as a result of government regulation, might reduce demand and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

A principal focus of our business strategy is to grow and expand our business through acquisitions. If we do not make acquisitions on economically acceptable terms, our future growth may be limited and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

A principal focus of our business strategy is to grow and expand our business through acquisitions. Our ability to grow depends, in part, on our ability to make acquisitions that result in an increase in the cash generated per unit from operations. If we are unable to make accretive acquisitions, either because we are (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, such acquisitions may nevertheless result in a decrease in the cash generated from operations per unit.

Any acquisition involves potential risks, including, among other things:

•	Mistaken assumptions about volumes, cash flows, net sales and costs, including synergies;

•	An inability to successfully integrate the businesses we acquire;

•	An inability to hire, train or retain qualified personnel to manage and operate our newly acquired assets;

•	The assumption of unknown liabilities;

•	Limitations on rights to indemnity from the seller;

•	Mistaken assumptions about the overall costs of equity or debt used to finance an acquisition;

•	The diversion of management’s and employees’ attention from other business concerns;

•	Unforeseen difficulties operating in new product areas or new geographic areas; and

•	Customer or key employee losses at the acquired businesses.

A portion of our net sales is generated under contracts that must be renegotiated or replaced periodically. If we are unable to successfully renegotiate or replace these contracts, our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders could be adversely affected.

Most of our contracts with our refined products customers are for a single season or on a spot basis, while most of our contracts with our natural gas customers are for a term of one year or less. As these contracts and our materials handling contracts expire from time to time, they must be renegotiated or replaced. We may be unable to renegotiate or replace these contracts when they expire, and the terms of any renegotiated contracts may not be as favorable as the contracts they replace. Whether these contracts are successfully renegotiated or replaced is often subject to factors beyond our control. Such factors include fluctuations in refined product and natural gas prices, counterparty ability to pay for or accept the contracted volumes and a competitive marketplace for the services we offer. While our materials handling contracts are generally long-term, they are also subject to periodic renegotiation or replacement. If we cannot successfully renegotiate or replace any of our contracts, or if we renegotiate or replace them on less favorable terms, net sales and margins from these contracts could decline and our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders could be adversely affected.

Due to our lack of geographic diversification, adverse developments in the terminals we use or in our operating areas would adversely affect our results of operations and distributable cash flow.

We rely primarily on sales generated from products distributed from the terminals we own or control or to which we have access. Furthermore, substantially all of our operations are located in the Northeast. Due to our lack of geographic diversification, an adverse development in the businesses or areas in which we operate, including adverse developments due to catastrophic events or weather and decreases in demand for refined products, could have a significantly greater impact on our results of operations and distributable cash flow than if we operated in more diverse locations.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be able to maintain adequate insurance coverage.

We are not fully insured against all risks incident to our business. Our operations are subject to many operational hazards and unforeseen interruptions inherent in our business, including:

•	Damage to storage facilities and other assets caused by tornadoes, hurricanes, floods, earthquakes, fires, explosions, extreme weather conditions and other natural disasters;

•	Acts or threats of terrorism;

•	Unanticipated equipment and mechanical failures at our facilities;

•	Disruptions in supply infrastructure or logistics and other events beyond our control;

•	Operator error; and

•	Environmental pollution or other environmental issues.

If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our related operations.

We may be unable to maintain or obtain insurance of the type and amount we believe to be appropriate for our business at reasonable rates or at all. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased over the past four years and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Certain types of risks, such as fines and penalties, or remediation or damages claims from environmental pollution, are either not covered by insurance or applicable insurance may be unavailable for particular claims based on exclusions or limitations in the policies. If we were to incur a significant liability for which we were not fully insured, it could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Our terminalling and materials handling operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that require us to incur substantial costs and that may become more stringent over time.

The risk of substantial environmental costs and liabilities is inherent in terminalling and materials handling operations, and we may incur substantial environmental costs and liabilities. In particular, our terminalling operations involve the receipt, storage and redelivery of refined products and are subject to stringent federal, state and local laws and regulations regulating product quality specifications and other environmental matters including the discharge of materials into the environment, or otherwise relating to the protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of business, including our capital costs to maintain and upgrade equipment and facilities. Further, we may incur increased costs because of stricter pollution control requirements or liabilities resulting from noncompliance with required operating or other regulatory permits. We utilize a number of terminals that are owned and operated by third parties who are also subject to these stringent federal, state and local environmental laws in their operations. Compliance with these requirements could increase the cost of doing business with these facilities and there can be no assurances as to the timing and type of such changes or what the ultimate costs might be. Moreover, the failure to comply with these requirements can expose our operations to fines, penalties and injunctive relief.

The risks of spills and releases and the associated liabilities for investigation, remediation and third-party claims, if any, are inherent in terminalling operations, and the liabilities that we incur may be substantial.

Our operation of refined products terminals and storage facilities is inherently subject to the risks of spills, discharges or other inadvertent releases of petroleum or other hazardous substances. If any of these events have previously occurred or occur in the future, whether in connection with any of our storage facilities or terminals, any other facility to which we send or have sent wastes or by-products for treatment or disposal or on any property which we own or have owned, we could be liable for all costs, jointly and severally, and administrative, civil and criminal penalties associated with the investigation and remediation of such facilities under federal, state and local environmental laws or the common law. We may also be held liable for damages to natural resources, personal injury or property damage claims from third parties, including the owners of properties located near our terminals and those with whom we do business, alleging contamination from spills or releases from our facilities or operations. Even if we are insured against certain or all of such risks, we may be responsible for all such costs to the extent our insurers or indemnitors do not fulfill their obligations to us. The payment of such costs or penalties could be significant and have a material adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Increased regulation of greenhouse gas emissions could result in increased operating costs and reduced demand for refined products as a fuel source, which could in turn reduce demand for our products and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Combustion of fossil fuels, such as the refined products we sell, results in the emission of carbon dioxide into the atmosphere. On December 15, 2009, the Environmental Protection Agency, or the EPA, published its findings that emissions of carbon dioxide and other greenhouse gases present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes, and the EPA has begun to regulate greenhouse gases, or GHG, emissions pursuant to the Clean Air Act. Many states and regions have adopted GHG initiatives and it is possible that federal legislation could be adopted in the future to restrict GHG emissions. Please read “Business—Environmental—Climate Change.”

There are many regulatory approaches currently in effect or being considered to address greenhouse gases, including possible future U.S. treaty commitments, new federal or state legislation that may impose a carbon emissions tax or establish a cap-and-trade program and regulation by the EPA. Future international, federal and state initiatives to control carbon dioxide emissions could result in increased costs associated with refined products consumption, such as costs to install additional controls to reduce carbon dioxide emissions or costs to purchase emissions reduction credits to comply with future emissions trading programs. Such increased costs could result in reduced demand for refined products and some customers switching to alternative sources of fuel which could have a material adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

We are subject to federal, state and local laws and regulations that govern the product quality specifications of the refined products we purchase, store, transport and sell.

Various federal, state and local government agencies have the authority to prescribe specific product quality specifications to the sale of commodities. Changes in product quality specifications, such as reduced sulfur content in refined products, or other more stringent requirements for fuels, could reduce our ability to procure product and require us to incur additional handling costs and capital expenditures. If we are unable to procure product or recover these costs through increased sales, we may not be able to meet our financial obligations.

We depend on unionized labor for our operations in Mt. Vernon and Albany, New York and in Providence, Rhode Island. Work stoppages or labor disturbances at these facilities could disrupt our business.

Work stoppages or labor disturbances by our unionized labor force could have an adverse effect on our financial condition, results of operations and distributable cash flow. In addition, employees who are not currently represented by labor unions may seek representation in the future, and renegotiation of collective bargaining agreements may result in agreements with terms that are less favorable to us than our current agreements.

We rely on our information technology systems to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

We depend on our information technology, or IT, systems to manage numerous aspects of our business and to provide analytical information to management. Our IT systems are an essential component of our business and growth strategies, and a serious disruption to our IT systems could limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunication services, physical and electronic loss of data, security breaches and computer viruses. We employ back-up IT facilities and have disaster recovery plans; however, these safeguards may not entirely prevent delays or other complications that could arise from an IT systems failure, a natural disaster or a security breach. Significant failure or interruption in our IT systems could cause our business and competitive position to suffer and damage our reputation, which would adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting.

We must comply with Section 404 for our fiscal year ending December 31, 2014. Any failure to develop, implement or maintain effective internal controls, or to improve our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Risks Inherent in an Investment in Us

It is our business strategy to distribute most of our distributable cash flow, which could limit our ability to grow and make acquisitions.

We expect that we will distribute most of our distributable cash flow to our unitholders and will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute most of our distributable cash flow, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our credit agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Axel Johnson currently controls, and after this offering will indirectly control, our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Axel Johnson, may have conflicts of interest with us and have limited duties to us and our common unitholders, and they may favor their own interests to the detriment of us and our common unitholders.

Following the offering, Axel Johnson, through its ownership of Sprague Holdings, will indirectly own a     % limited partner interest in us and will indirectly own and control our general partner. Although our general partner has a fiduciary duty to manage us in good faith, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner that is beneficial to its owner, Sprague Holdings, which is a wholly owned subsidiary of Axel Johnson. Furthermore, certain directors and officers of our general partner are directors and/or officers of affiliates of our general partner. Conflicts of interest may arise between our general partner and its affiliates, including Axel Johnson, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates, including Axel Johnson, over the interests of our common unitholders. These conflicts include, among others, the following situations:

•

Our general partner is allowed to take into account the interests of parties other than us, such as its affiliates, including Axel Johnson, in resolving conflicts of interest, which has the effect of limiting its duty to our unitholders.

•	Affiliates of our general partner, including Axel Johnson and Sprague Holdings, may engage in competition with us.

•

Neither our partnership agreement nor any other agreement requires Axel Johnson or Sprague Holdings to pursue a business strategy that favors us, and Axel Johnson’s directors and officers have a fiduciary duty to make decisions in the best interests of the stockholders of Axel Johnson.

•	Some officers of our general partner who provide services to us devote time to affiliates of our general partner.

•

Our partnership agreement limits the liability of and reduces the duties owed by our general partner to us and our common unitholders, and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

•

Our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the creation, reductions or increases of cash reserves, each of which can affect the amount of cash that is available for distribution to our unitholders, including distributions on our subordinated units, and to the holders of the incentive distribution rights, as well as the ability of the subordinated units to convert to common units.

•

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces distributable cash flow. Such determination can affect the amount of distributable cash flow, including distributions on our subordinated units, and to the holders of the incentive distribution rights, as well as the ability of the subordinated units to convert to common units. Our partnership agreement does not limit the amount of maintenance capital expenditures that our general partner can cause us to make.

•

Our partnership agreement and the services agreement that we will enter into at the closing of this offering allow our general partner to determine, in good faith, the expenses that are allocable to us. Please read “The Partnership Agreement—Reimbursement of Expenses” and “Certain Relationships and Related Party Transactions—Services Agreement.” Our partnership agreement and the services agreement do not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons, including affiliates of our general partner, who perform services for us or on our behalf.

•

Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•

Our partnership agreement permits us to distribute up to $             million as distributable cash flow, even if it is generated from sources that would otherwise constitute capital surplus, and this cash may be used to fund distributions on our subordinated units or the incentive distribution rights.

•	Our partnership agreement does not restrict our general partner from entering into additional contractual arrangements with any of its affiliates on our behalf.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of all outstanding common units.

•	Our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•

Sprague Holdings, or any transferee holding a majority of the incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including their executive officers, directors and owners. Other than as provided in our omnibus agreement, any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement” and “Conflicts of Interest and Fiduciary Duties.”

Our general partner intends to limit its liability regarding our obligations.

Other than under our new credit agreement, our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duty to act in good faith, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement limits our general partner’s duties to our unitholders.

Our partnership agreement contains provisions that modify and reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	How to allocate business opportunities among us and its other affiliates;

•	Whether to exercise its limited call right;

•	How to exercise its voting rights with respect to any units it owns;

•	Whether to exercise its registration rights with respect to any units it owns; and

•	Whether to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our partnership agreement restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

•

Provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law or any other law, rule or regulation, or at equity;

•

Provides that a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be in good faith unless our general partner, the board of directors of our general partner or any committee thereof believed such determination, other action or failure to act was adverse to the interests of the partnership;

•	Provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•

Provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

Provides that our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1)	Approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

(2)	Approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Cost reimbursements and fees due to our general partner and its affiliates for services provided to us or on our behalf, which may be determined in our general partner’s sole discretion, may be substantial and will reduce our distributable cash flow.

Under our partnership agreement, prior to making any distribution on the common units, our general partner and its affiliates shall be reimbursed for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Pursuant to the terms of the services agreement, our general partner will agree to provide certain general and administrative services and operational services to us, and we will agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services to us, including salary, bonus, incentive compensation, insurance premiums and other amounts allocable to the employees and directors of our general partner or its affiliates that perform services on our behalf, Our general partner and its affiliates also may provide us other services for which we may be charged fees as determined by our general partner. Our partnership agreement and the services agreement do not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Payments to our general partner and its affiliates may be substantial and will reduce the amount of distributable cash flow.

Unitholders have limited voting rights and, even if they are dissatisfied, cannot initially remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by Sprague Holdings, a wholly-owned subsidiary of Axel Johnson and the sole member of our general partner. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. At closing, Sprague Holdings will own     % of the common units and subordinated units. If our general partner is removed without cause during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests, and by eliminating existing arrangements, if any.

Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of our business.

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units resulting in ownership of at or in excess of such levels with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of Sprague Holdings to transfer its membership interest in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

The incentive distribution rights held by Sprague Holdings may be transferred to a third party without unitholder consent.

Sprague Holdings may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If Sprague Holdings transfers the incentive distribution rights to a third party but retains its ownership interest in our general partner, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if Sprague Holdings had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by Sprague Holdings could reduce the likelihood of Axel Johnson accepting offers made by us relating to assets owned by it, as Axel Johnson would have less of an economic incentive to grow our business, which in turn may impact our ability to grow our asset base.

You will experience immediate and substantial dilution in pro forma net tangible book value of $             per common unit.

The assumed initial public offering price of $             per common unit exceeds our pro forma net tangible book value of $             per unit. Based on the assumed initial public offering price of $                 per common unit, you will incur immediate and substantial dilution of $             per common unit. This dilution results primarily because our assets are recorded in accordance with GAAP at their historical cost and not their fair value. Please read “Dilution.”

We may issue additional units without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Further, neither our partnership agreement nor our new credit agreement prohibits the issuance of equity securities that may effectively rank senior to our common units. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	Our unitholders’ proportionate ownership interest in us will decrease;

•	The amount of distributable cash flow on each unit may decrease;

•

Because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution borne by our common unitholders will increase;

•	The ratio of taxable income to distributions may increase;

•	The relative voting strength of each previously outstanding unit may be diminished; and

•	The market price of our common units may decline.

Sprague Holdings may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, Sprague Holdings will hold                  common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period (which could occur as early as December 31, 2016) and may convert earlier under certain circumstances. Additionally, we have agreed to provide Sprague Holdings with certain registration rights (which may facilitate the sale by Sprague Holdings of its common and subordinated units into the public markets). Please read “The Partnership Agreement—Registration Rights” and “Units Eligible for Future Sale—Our Partnership Agreement and Registration Rights.” The sale of these units in the public or private markets, or the perception that such sales might occur, could have an adverse impact on the price of the common units or on any trading market that may develop.

An increase in interest rates may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

Our general partner’s discretion in establishing cash reserves may reduce the amount of distributable cash flow.

The partnership agreement permits the general partner to reduce distributable cash flow by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of distributable cash flow.

Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

In some instances, our general partner may cause us to borrow funds from its affiliates, including Axel Johnson, or from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons. As a result, you may be required to sell your common units at an undesirable time or price, including at a price below the then-current market price, and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, our general partner and its affiliates will own approximately     % of our common units. At the end of the subordination period (which could occur as early as December 31, 2016), assuming no additional issuances of common units (other than upon the conversion of the subordinated units) and no exercise of the underwriters option to purchase additional common units, our general partner and its affiliates will own approximately     % of our common units. For additional information about the call right, please read “The Partnership Agreement—Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

•	We were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

Your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

A restatement of net income or a reversal or change of estimates affecting net income made after the end of the subordination period but affecting net income during the subordination period will not retroactively affect the conversion of the subordinated units even if we would not have had sufficient distributable cash flow based on such restated or adjusted net income to permit conversion.

Our subordinated units will convert into common units upon the satisfaction of certain tests involving the calculation of distributable cash flow on a historical basis. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.” Distributable cash flow is calculated based on net income, which is a GAAP measure. If net income for a period during the subordination period is restated after the end of the subordination period or if estimates affecting net income made during the subordination period are reversed or changed after the end of the subordination period, it will not retroactively affect the conversion of subordinated units even if we would not have had sufficient distributable cash flow during the subordination period based on such restated or adjusted net income to permit conversion.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only              publicly traded common units. In addition, Sprague Holdings will own              common units and subordinated units, representing an aggregate     % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	Our quarterly distributions;

•	Our quarterly or annual earnings or those of other companies in our industry;

•	Announcements by us or our competitors of significant contracts or acquisitions;

•	Changes in accounting standards, policies, guidance, interpretations or principles;

•	General economic conditions;

•	The failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	Future sales of our common units; and

•	Other factors described in these “Risk Factors.”

Sprague Holdings, or any transferee holding a majority of the incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner or the holders of our common units. This could result in lower distributions to our unitholders.

The holder or holders of a majority of the incentive distribution rights (initially Sprague Holdings) have the right, in their discretion and without the approval of the conflicts committee of the board of directors of our general partner or the holders of our common units, at any time when there are no subordinated units outstanding and the holders received distributions on their incentive distribution rights at the highest level to which they are entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. Sprague Holdings has the right to transfer the incentive distribution rights at any time, in whole or in part, and any transferee holding a majority of the incentive distribution rights shall have the same rights as Sprague Holdings relative to resetting target distributions.

In the event of a reset of target distribution levels, the holders of the incentive distribution rights will be entitled to receive a number of common units equal to the number of common units that would have entitled the holders to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions on the incentive distribution rights in the prior two quarters. We anticipate that Sprague Holdings would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that Sprague Holdings or a transferee could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Percentage Allocations of Cash Distributions from Distributable Cash Flow.”

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. As a limited partnership, we will not be required to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee, as is required for other NYSE-listed entities. Accordingly, unitholders will not have the same protections afforded to certain entities, including most corporations, that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Sprague Resources LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a publicly traded partnership.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult to attract and retain qualified persons to serve on the board of directors of our general partner or as executive officers of our general partner.

We estimate that we will incur approximately $2.1 million of annual incremental selling, general and administrative expenses as a result of being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, our distributable cash flow would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our distributable cash flow.

We are currently subject to entity level taxes and fees in a number of states, and such taxes and fees will reduce the distributable cash flow. Changes in current state laws may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of such additional taxes on us by other states in which we do business will further reduce the distributable cash flow available for distribution to unitholders.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. We are unable to predict whether any of these changes, or other proposals, will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, our unitholders will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income whether or not they receive cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Sprague Holdings will directly and indirectly own more than 50% of the total interests in our capital and profits interests. Therefore, a transfer by Sprague Holdings of all or a portion of its interests in us could result in a termination of our partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell their common units, they will recognize a gain or loss equal to the difference between the amount realized and our unitholders’ tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in common units, the amount, if any, of such prior excess distributions with respect to the units our unitholders sell will, in effect, become taxable income to our unitholders if they sell such units at a price greater than their tax basis in those units, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if our unitholders sell their units, they may incur a tax liability in excess of the amount of cash they receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts, or IRAs, and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely affected and the cost of any IRS contest will reduce our distributable cash flow.

The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely affect the market for our common units and the price at which they trade. Our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our distributable cash flow.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our unitholders’ tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Nonetheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service. The use of this proration method may not be permitted under existing Treasury Regulations, and, although the U.S. Treasury Department issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are the subject of a securities loan (e.g. a loan to a “short seller” to cover a short sale of common units) may be considered as having disposed of those common units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may be required to recognize gain or loss from the disposition.

Because there are no specific rules governing the federal income tax consequences of loaning a partnership interest, a unitholder whose common units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, such unitholder may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and the unitholder may be required to recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

Unitholders may be subject to state and local taxes and return filing requirements in jurisdictions where they do not live as a result of investing in our common units.

In addition to federal income taxes, unitholders will likely be subject to other taxes, including state and local and non-U.S. taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. Although an analysis of the various taxes is not presented herein, each prospective unitholder should consider the potential impact on an investment in common units. Unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We will initially conduct business or own property in numerous states, most of which impose a personal income tax as well as an income tax on corporations and other entities. We may own property or conduct business in other states or non-U.S. countries in the future. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. It is the unitholder’s responsibility to file all U.S. federal, state, local and non-U.S. tax returns.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of              common units to the public, after deducting underwriting discounts, the structuring fee and estimated offering expenses, will be approximately $             million. Our estimate assumes an initial public offering price of $             per common unit. An increase or decrease of $1.00 in the assumed initial public offering price per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, the structuring fee and estimated offering expenses, to increase or decrease, respectively, by approximately $             million. We intend to use the net proceeds from this offering to reduce amounts outstanding under the working capital facility of our new credit agreement. We anticipate that we will borrow under our working capital facility during the 60 days following the closing of this offering in an amount at least equal to the net proceeds from our sale of common units in this offering to finance our working capital requirements. We expect amounts drawn under the working capital facility will be used to finance inventory and accounts receivable (up to $750.0 million). Immediately following the completion of this offering, we expect to have available undrawn borrowing capacity of approximately $             million under the working capital facility of our new credit agreement. Together with cash flow from operations, we expect our working capital facility will be sufficient to cover our working capital needs until inventory is sold for cash and debt is paid down.

As of July 31, 2013, we had approximately $244.9 million outstanding under the working capital facility of our current credit agreement with a year-to-date annualized interest rate of 5.7% and approximately $132.7 million outstanding under the acquisition facility of our current credit agreement with a year-to-date annualized interest rate of 6.2%. Borrowings under the working capital facility have been primarily used for the purchase, storage and sale of refined products, natural gas and coal, as well as other energy products, and for hedging, capital expenditures and working capital requirements. Our new credit agreement is expected to mature in 2018 on or about the fifth anniversary of the completion of this offering. Affiliates of certain of the underwriters will be lenders under our new credit agreement and, accordingly, will receive a portion of the proceeds from this offering. In addition, affiliates of certain of the underwriters are lenders under our existing credit agreement and may receive payments in connection with the amendment and restatement of our existing credit agreement. Please read “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to              additional common units if the underwriters sell more than the              common units offered hereby. All of the net proceeds from the issuance and sale of common units pursuant to any exercise of the underwriters’ option to purchase additional common units (approximately $             million based on an assumed initial public offering price of $             per common unit, if exercised in full, after deducting underwriting discounts and the structuring fee) will be distributed to Sprague Holdings as reimbursement for certain capital expenditures made by Sprague Holdings with respect to the assets contributed to us. If the underwriters do not exercise their option to purchase additional common units, we will issue              common units to Sprague Holdings at the expiration of the option. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Sprague Holdings at the expiration of the option period. The exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Sprague Holdings has informed us that it intends to distribute any net proceeds received by it attributable to an exercise of the underwriters’ option to purchase additional common units to Axel Johnson. Sprague Holdings and Axel Johnson are deemed under federal securities laws to be underwriters with respect to any common units that may be sold pursuant to the underwriters’ option to purchase additional common units.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2013:

•	For our predecessor, Sprague Operating Resources LLC; and

•

On a pro forma basis to give effect to the pro forma adjustments described in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus, including, among other things, this offering and the application of the net proceeds received by us as well as the other Formation Transactions described under “Prospectus Summary—The Formation Transactions.”

This table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our historical and pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—The Formation Transactions,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2013
	Predecessor Historical	Partnership Pro Forma
	(in thousands)
Long-term debt (including current maturities):
Credit facilities(1)	$328,400	$
Kildair credit facility and term debt	89,794		—	(2)
Unsecured debt	25,000		—	(2)
Capital leases	5,921			(2)
Other	852		—	(2)

Total long-term debt	449,967

Member’s/partners’ equity:
Sprague Operating Resources LLC(2)	144,130		—
Sprague Resources LP:
Held by public:
Common units(3)	—		(3)
Held by general partner and its affiliates:			(3)
Common units(3)	—
Subordinated units	—
Non-economic general partner interest	—		—
Accumulated other comprehensive loss, net of tax	(10,632)

Total member’s/partners’ equity	133,498

Total long-term debt and member’s/partners’ equity	$583,465	$

(1)	In connection with the closing of this offering, we will enter into a new credit agreement in the aggregate principal amount of up to $1.0 billion (consisting of a working capital facility of up to $750.0 million and an acquisition facility of up to $250.0 million). As of June 30, 2013, we had approximately $211.0 million and approximately $117.4 million of borrowings outstanding under our existing working capital facility and our acquisition facility, respectively. As of July 31, 2013, we had approximately $244.9 million and approximately $132.7 million of borrowings outstanding under our existing working capital facility and our acquisition facility, respectively. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement.”

(2)	Sprague Energy Canada Ltd., a wholly-owned subsidiary of our predecessor and the indirect owner of Kildair, will, together with its associated indebtedness, capital leases and other obligations, be distributed to a wholly-owned subsidiary of Sprague Holdings in connection with the closing of this offering, and will not be part of us immediately following the closing of the offering.

(3)	Each $1.00 increase (or decrease) in the assumed public offering price to $ per common unit would decrease (or increase) total long-term debt, on a pro forma basis, by approximately $ million, and increase (or decrease) total stockholder’s/partners’ equity, on a pro forma basis, by $ million, in each case after deducting the underwriting discounts, the structuring fee and estimated offering expenses. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2013, our net tangible book value was $             million, or $             per unit. Pro forma net tangible book value per unit represents the amount of our total tangible assets, less our total liabilities, divided by the number of units outstanding as of June 30, 2013, after giving effect to the Formation Transactions other than the sale of common units offered hereby.

Net tangible book value dilution per unit to new investors represents the difference between the amount per unit paid by purchasers of common units in this offering and the pro forma net tangible book value per unit immediately after the completion of this offering. After giving effect to the sale of common units in this offering at an assumed initial public offering price of $             per common unit, our pro forma as adjusted net tangible book value as of June 30, 2013 would have been $             million, or $             per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per unit before the offering(1)	$
Decrease in pro forma net tangible book value attributable to purchasers in this offering

Less: Pro forma adjusted net tangible book value per unit after the offering(2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering		$

(1)	Determined by dividing the total number of units ( common units and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units) to be issued to Sprague Holdings for its contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units ( common units and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units) to be outstanding after the offering into the pro forma net tangible book value, as adjusted to give effect to the sale of common units in this offering at an assumed initial public offering price of $ per common unit.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per common unit, would increase (decrease) our pro forma as adjusted net tangible book value per unit by $            .

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Sprague Holdings in respect of its units and by the purchasers of common units in this offering upon consummation of the Formation Transactions contemplated by this prospectus:

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
(in thousands)
Sprague Holdings(1)(2)			%	$		%
Purchasers in this offering			%			%

Total			%	$		%

(1)	Upon the consummation of the Formation Transactions, including the offering of common units hereby, Sprague Holdings will own common units and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units.

(2)	The assets contributed by Sprague Holdings were recorded at historical cost in accordance with GAAP.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, see “—Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks related to our business or inherent in an investment in us.

For additional information regarding our historical and pro forma operating results, you should refer to our historical and unaudited pro forma financial statements and the notes to such financial statements included elsewhere in this prospectus.

General

Our Cash Distribution Policy

It is our intent to distribute the minimum quarterly distribution of $             per unit on all our units ($             per unit on an annualized basis) to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of our expenses. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business and distribute to our unitholders most of any increases in our distributable cash flow. The board of directors of our general partner will determine the amount of our quarterly distributions and may change our distribution policy at any time. The board of directors of our general partner may determine to reserve or reinvest excess cash in order to permit gradual or consistent increases in quarterly distributions and may borrow to fund distributions in quarters when we generate less distributable cash flow than necessary to sustain or grow our cash distributions per unit.

Limitations on Cash Distributions; Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly cash distributions from us. We do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate. Uncertainties regarding future cash distributions to our unitholders include, among other things, the following factors:

•

Our cash distribution policy may be affected by restrictions on distributions under our new credit agreement as well as by restrictions in future debt agreements that we enter into. Specifically, our new credit agreement will contain financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions or if we are otherwise in default under our new credit agreement, we may be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement.”

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy.

•	Under Section 17-607 of the Delaware Act we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to make distributions to our unitholders due to a number of operational, commercial and other factors or increases in our operating costs, general and administrative expenses, principal and interest payments on our outstanding debt and working capital requirements.

•	If we make distributions out of capital surplus, as opposed to distributable cash flow, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributable Cash Flow and Capital Surplus.” We do not anticipate that we will make any distributions from capital surplus.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership, limited liability company and corporate laws and other laws and regulations.

See “Risk Factors—Risks Related to Our Business.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

We intend to distribute most of our distributable cash flow on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including borrowings under our new credit agreement and the issuance of debt and equity securities, to fund any future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute most of our distributable cash flow, our growth may not be as fast as businesses that reinvest all their cash to expand ongoing operations. Our new credit agreement will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our new credit agreement could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders as well as the value of our common units.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our credit agreement on our ability to issue additional units, including units ranking senior to our common units. If we incur additional debt (under our new credit agreement or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn may impact the cash that we have available to distribute to our unitholders. Please read “Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.”

Minimum Quarterly Distribution

Pursuant to our distribution policy, we intend upon completion of this offering to declare a minimum quarterly distribution of $             per unit per complete quarter, or $             per unit per year, to be paid no later than 45 days after the end of each fiscal quarter. This equates to an aggregate cash distribution of approximately $             million per quarter or $             million per year, in each case based on the number of common units and subordinated units to be outstanding immediately after completion of this offering. The exercise of the underwriters’ option to purchase additional units will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. See “Underwriting.”

The table below sets forth the common and subordinated units to be outstanding upon the closing of this offering and the aggregate distribution amounts payable on such interests based on our minimum quarterly distribution of $             per unit per quarter (or $             per unit on an annualized basis).

	Number of Units	Minimum Quarterly Distributions
		One Quarter		Annualized
Publicly held common units(1)		$		$
Common units held by Sprague Holdings and its affiliates(1)
Subordinated units held by Sprague Holdings and its affiliates
Non-economic general partner interest(2)	—		—		—

Total		$		$

(1)	Assumes the underwriters do not exercise their option to purchase additional common units from us and that common units will be issued to Sprague Holdings upon the expiration of the underwriters’ 30-day option period. Regardless of whether the underwriters exercise their option to purchase additional common units, the total number of common units to be outstanding upon the completion of this offering and the expiration of the option period will not be impacted. Does not include common units that may be issued under the compensation policies that we will adopt following the closing of this offering. Please read “Management—Long-Term Incentive Plan.”
(2)	Our general partner owns a non-economic general partner interest.

If the minimum quarterly distribution on our common units is not paid with respect to any quarter, the common unitholders will not be entitled to receive such payments in the future except that, during the subordination period, to the extent we distribute cash from distributable cash flow in any future quarter in excess of the amount necessary to make cash distributions to holders of our common units at the minimum quarterly distribution, we will use this excess cash to pay these arrearages related to prior quarters before any cash distribution is made to holders of subordinated units. See “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”

The actual amount of our cash distributions for any quarter is subject to fluctuations based on, among other things, the amount of cash we generate from our business and the amount of reserves our general partner establishes.

We expect to pay our quarterly distributions on or about the 15th day of each February, May, August and November to holders of record on or about the first day of each such month. We will adjust the quarterly distribution for the period from the closing of this offering through December 31, 2013 based on the actual length of the period.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $             per unit each quarter for the four quarters of the twelve months ending September 30, 2014. In those sections, we present the following two tables:

•

“Unaudited Pro Forma Distributable Cash Flow,” in which we present our estimate of the amount of distributable cash flow we would have had for the fiscal year ended December 31, 2012 and the twelve months ended June 30, 2013 based on our unaudited pro forma financial statements that are included in this prospectus.

•

“Estimated Distributable Cash Flow,” in which we demonstrate our anticipated ability to generate the distributable cash flow necessary for us to pay the minimum quarterly distribution on all units for the twelve months ending September 30, 2014.

Unaudited Pro Forma Distributable Cash Flow

The following tables illustrate, on a pro forma basis for the year ended December 31, 2012, the twelve months ended June 30, 2013 and for each of the four quarters in the twelve months ended June 30, 2013, our distributable cash flow, assuming that the Formation Transactions had occurred as of January 1, 2012, and July 1, 2012, respectively. Our presentations of pro forma distributable cash flows for the year ended December 31, 2012 and the twelve months ended June 30, 2013 do not give effect to our recent acquisition of the Bridgeport terminal.

If we assume that we completed the transactions described under “Prospectus Summary—The Formation Transactions” on January 1, 2012 and July 1, 2012, our pro forma distributable cash flow for the year ended December 31, 2012 and the twelve months ended June 30, 2013 would have been approximately $29.9 million and $35.8 million, respectively. For the year ended December 31, 2012, these amounts would have been sufficient to pay the full minimum quarterly distributions on all of our common units but not on all of our subordinated units. For the twelve months ended June 30, 2013, these amounts would have been sufficient to pay the full minimum quarterly distribution on all of our common and subordinated units. On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on our common units or any distribution on our subordinated units for the quarter ended June 30, 2013 or to pay the full minimum quarterly distribution on our subordinated units for the quarter ended September 30, 2012 and for the year ended December 31, 2012. See “Our Cash Distribution Policy and Restrictions on Distributions.”

The pro forma financial statements, from which pro forma distributable cash flow is derived, do not purport to present our results of operations had the transactions contemplated in this prospectus, including the Formation Transactions, actually been completed as of January 1, 2012 or July 1, 2012, as applicable. Furthermore, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma distributable cash flow stated above in the manner described in the table below. As a result, the amount of pro forma distributable cash flow should only be viewed as a general indication of the amount of distributable cash flow that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

The footnotes to the table below provide additional information about the pro forma adjustments and should be read along with the table.

Sprague Resources LP

Unaudited Pro Forma Distributable Cash Flow

	Year Ended December 31, 2012		Twelve Months Ended June 30, 2013
	(in thousands)
Pro forma net (loss) income		$(9,181)		$7,976
Add/(deduct):
Interest expense, net		21,268		21,345
Tax expense (benefit)		(651)		566
Depreciation and amortization		9,900		9,605

Pro forma EBITDA(1)		$21,336		$39,492
Add/(deduct):
Unrealized hedging gain (loss) on:
Refined products inventory		224		739
Natural gas inventory		3		(105)
Natural gas transportation contracts		17,650		13,929
Write-off of deferred offering costs(2)		8,931		8,931
Bio-fuel excise tax credits(3)		5,021		(3,092)

Pro forma Adjusted EBITDA(1)		$53,165		$59,894
Add/(deduct):
Cash interest expense, net(4)		$(17,856)		$(18,209)
Cash taxes		651		(566)
Maintenance capital expenditures		(5,897)		(4,835)
Estimated incremental selling, general and administrative expense of being a publicly traded partnership, net(5)		(2,058)		(2,058)
Loss (gain) on fixed assets and gain on insurance recoveries		58		(1,232)
Elimination of expense relating to cash incentive payments and directors fees that would have been paid in common units(6)		1,881		2,841

Unaudited Pro Forma Distributable Cash Flow		$29,944		$35,835

Pro Forma Cash Distributions:
Minimum annual distribution per unit (based on a minimum quarterly distribution of $ per unit)
Annual distributions to:
Public common unitholders(7)	$		$
Sprague Holdings and affiliates:
Common units
Subordinated units
Non-economic general partner interest		—		—

Total distributions	$		$

Excess (Shortfall)	$		$

Percent of minimum quarterly distributions payable to common unitholders		100%		100%
Percent of minimum quarterly distributions payable to subordinated unitholders		%		100%

(1)	EBITDA and adjusted EBITDA are defined in “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(2)	During the year ended December 31, 2012, we delayed the timing of this offering and, as a result, deferred offering costs of $8.9 million were charged against earnings.
(3)	On January 2, 2013, the federal government enacted legislation that reinstated an excise tax credit program available for certain of our bio-fuel blending activities. This program had previously expired on December 31, 2011 and was reinstated retroactively to January 1, 2012. During the six months ended June 30, 2013, we recorded federal excise tax credits of $5.0 million related to our bio-fuel blending activities that had occurred during the year ended December 31, 2012. These credits have been recorded as a reduction of cost of products sold and, therefore, resulted in an increase in adjusted gross margin for the six months ended June 30, 2013. This adjustment reflects the effect on our pro forma adjusted EBITDA had these credits been recorded in the period in which the blending activity took place, which would have resulted in an increase of $5.0 million for the year ended December 31, 2012 and a decrease of $3.1 million for the twelve months ended June 30, 2013.
(4)	Our pro forma presentations of cash interest expense, net for the year ended December 31, 2012 and the twelve months ended June 30, 2013 exclude non-cash amortization of debt issuance costs incurred in connection with borrowings under our credit agreement of approximately $3.4 million and $3.1 million, respectively.
(5)	Reflects estimated incremental selling, general and administrative expenses of being a publicly traded partnership of $2.1 million for each of the year ended December 31, 2012 and twelve months ended June 30, 2013.
(6)	Reflects the deemed substitution of compensation in the form of common units for cash compensation. See note (7) below.
(7)	Includes distributions with respect to a weighted average of approximately common units that would have been issued during each of the year ended December 31, 2012, and the twelve months ended June 30, 2013 as compensation under the compensation policies that we will adopt following the closing of this offering. Please read “Management—Long-Term Incentive Plan.” See note (4) above.

Sprague Resources LP

Unaudited Pro Forma Distributable Cash Flow

(on a Quarterly Basis)

	Three Months Ended								Total Twelve Months Ended
	September 30, 2012		December 31, 2012		March 31, 2013		June 30, 2013		June 30, 2013
	($ in thousands)

Pro forma net income (loss)		$(14,186)		$(4,234)		$28,437		$(2,041)		$7,976
Add/(deduct):
Interest expense, net		4,721		5,504		5,946		5,174		21,345
Tax expense (benefit)		(1,007)		(300)		2,018		(145)		566
Depreciation and amortization		2,493		2,442		2,353		2,317		9,605

Pro forma EBITDA		(7,979)		3,412		38,754		5,305		39,492
Add/(deduct):
Unrealized hedging gain (loss) on:
Refined products inventory		13,858		(9,482)		(5,012)		1,375		739
Natural gas inventory		68		(168)		52		(57)		(105)
Natural gas transportation contracts		4,983		10,193		(2,693)		1,446		13,929
Write-off of deferred offering costs(1)		—		8,931		—		—		8,931
Bio-fuel excise tax credits(2)		601		1,328		(5,021)		—		(3,092)

Pro forma Adjusted EBITDA		11,531		14,214		26,080		8,069		59,894
Add/(deduct):
Cash interest expense, net		(3,937)		(4,720)		(5,162)		(4,390)		(18,209)
Cash taxes		1,007		300		(2,018)		145		(566)
Maintenance capital expenditures		(1,062)		(1,632)		(392)		(1,749)		(4,835)
Estimated incremental selling, general and administrative expense of being a publicly traded partnership, net		(515)		(514)		(515)		(514)		(2,058)
Loss (gain) on fixed assets		(5)		(446)		—		(781)		(1,232)
Elimination of expense relating to cash incentive payment and director fees that would have been paid in common units		371		1,256		1,138		76		2,841

Unaudited pro forma distributable cash flow		$7,390		$8,458		$19,131		$856		$35,835

Pro forma total cash distributions (based on a minimum quarterly distribution of $ per unit)	$		$		$		$		$

Excess (shortfall)	$		$		$		$		$
Percent of minimum quarterly distributions payable to common unitholders		100%		100%		100%		%		100%
Percent of minimum quarterly distributions payable to subordinated unitholders				100%		100%		— %		100%

(1)	During the year ended December 31, 2012, we delayed the timing of this offering and, as a result, deferred offering costs of $8.9 million were charged against earnings.

(2)	On January 2, 2013, the federal government enacted legislation that reinstated an excise tax credit program available for certain of our bio-fuel blending activities. This program had previously expired on December 31, 2011 and was reinstated retroactively to January 1, 2012. During the three months ended March 31, 2013, we recorded federal excise tax credits of $5.0 million related to our bio-fuel blending activities that had occurred during the year ended December 31, 2012. These credits have been recorded as a reduction of cost of products sold and therefore resulted in an increase in adjusted gross margin for the three months ended March 31, 2013. This adjustment reflects the effect on our pro forma adjusted EBITDA had these credits been recorded in the period in which the blending activity took place.

Estimated Distributable Cash Flow

We estimate we will generate distributable cash flow of $39.9 million for the twelve months ending September 30, 2014 and will be able to pay the minimum quarterly distribution on all of our common units and subordinated units for each quarter in that period. In “—Assumptions and Considerations” below, we discuss the material assumptions underlying this belief, which reflect our judgment of conditions we expect to exist and the course of action we expect to take.

When considering our ability to generate distributable cash flow of $39.9 million and how we calculate estimated distributable cash flow, you should keep in mind the risk factors and other cautionary statements under the headings “Risk Factors” and “Forward-Looking Statements,” which discuss factors that could cause our results of operations and distributable cash flow to vary significantly from our estimates.

Our forecast is based on assumptions that we believe to be reasonable with respect to the forecast period as a whole. We did not use quarter-by-quarter estimates in concluding that there would be sufficient distributable cash flow to pay the minimum quarterly distribution on all of our common and subordinated units and the general partner interest during the forecast period. Historically, our results of operations have varied quarter-by-quarter as a result of seasonal changes, market structure and other factors. For more information regarding these factors, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That Impact Our Business.” As a result of the quarterly variations in our operations and the inherent difficulty in projecting the precise timing of each revenue and expense item in the forecast, we believe that any estimate of our results of operations on a quarterly basis would involve a high degree of risk of inaccuracy. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would have sufficient borrowing capacity under the credit agreement we will enter into in connection with this offering, and, therefore, would be able to make borrowings to pay distributions in such quarter. We believe we would likely be able to repay such borrowings in a subsequent quarter, because we believe the total distributable cash flow for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders.

We do not, as a matter of course, make public projections as to future operations, earnings or other results. However, we have prepared the prospective financial information and related assumptions and conditions set forth below to present the estimated distributable cash flow for the twelve months ending September 30, 2014. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information but, in our view, was prepared on a reasonable basis and reflects the best currently available estimates and judgments and presents, to the best of our knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be considered as indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our auditor, Ernst & Young LLP, nor any other independent public accounting firm has examined, compiled or performed any procedures with respect to the accompanying prospective financial information and accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP reports included in this prospectus relates to the historical information of our predecessor and our historical financial statements. These reports do not extend to the prospective financial information presented below and should not be read to do so. As such, neither Ernst & Young LLP nor any other public accounting firm has expressed an opinion or any other form of assurance in respect of information or its achievability and Ernst & Young LLP assumes no responsibility for and disclaims any association with, the prospective financial information.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the completion of this offering. In light of this, the statement that we believe that we will have sufficient distributable cash flow to allow us to make the full minimum quarterly distribution on all of our outstanding common and subordinated units for each quarter through and including the quarter ending September 30, 2014, should not be regarded as a representation by us, Sprague Holdings, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

Sprague Resources LP

Estimated Distributable Cash Flow

	Twelve Months Ending September 30, 2014
	(in thousands)
Net sales		$4,118,585
Cost of products sold		3,958,733

Gross margin		159,852

Operating costs and expenses
Operating expenses		47,490
Selling, general and administrative(1)		50,692
Depreciation and amortization		10,506

Total operating costs and expenses		108,688

Operating income		51,164
Interest expense, net		20,070

Income before income tax		31,094

Income tax		1,180

Net income		29,914

Adjustments to reconcile net income to adjusted EBITDA:
Add:
Interest expense, net		20,070
Income tax		1,180
Depreciation and amortization expense		10,506

Adjusted EBITDA(2)		61,670

Less:
Cash interest expense, net(3)		(17,397)
Cash taxes		(1,180)
Maintenance capital expenditures		(5,912)
Add:
Elimination of non-cash expense relating to incentive payments that are anticipated to be paid in common units(4)		2,704

Estimated distributable cash flow		$39,885

Minimum annual distribution per unit (based on a minimum quarterly distribution of $ per unit)
Annual distributions to:
Public common unitholders(5)	$
Sprague Holdings and affiliates:
Common units
Subordinated units
Non-economic general partner interest		—

Total distributions to Sprague Holdings

Total distributions to our unitholders and Sprague Holdings (based on a minimum quarterly distribution of $ per unit per year)	$

Excess of distributable cash flow over aggregate annualized minimum quarterly distributions	$

(1)	Includes $2.1 million of incremental annual selling, general and administrative expenses we expect to incur as a result of our being a publicly traded partnership, as well as approximately $2.7 million of non-cash expense related to incentive payments that we anticipate will be paid in common units.
(2)	EBITDA and adjusted EBITDA are defined in “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” Because it is not reasonably possible to forecast unrealized hedging gains or losses for future periods, we have not projected any such gains or losses for the forecast period. Accordingly, EBITDA is projected to be equal to adjusted EBITDA for the forecast period.
(3)	Cash interest expense, net excludes approximately $2.7 million in non-cash amortization of debt issuance costs anticipated to be incurred in connection with borrowings under our credit agreement. A decrease of $1.00 in the assumed initial public offering price per common unit would cause the net proceeds from our issuance and sale of common units to the public to decrease by approximately $ million, which will result in us having an additional approximately $ million in borrowings outstanding under our new credit agreement following the completion of this offering and an additional approximately $ million of estimated cash interest expense, net for the twelve months ending September 30, 2014. A decrease of 1.0 million in the number of common units offered hereby, together with a concomitant $1.00 decrease in the assumed initial public offering price per common unit, would cause the net proceeds from our issuance and sale of common units to the public to decrease by approximately $ million, which would result in us having an additional approximately $ million in borrowings outstanding under our new credit agreement following completion of this offering and an additional approximately $ million of estimated cash interest expense, net for the twelve months ending September 30, 2014.
(4)	Eliminates a non-cash charge associated with compensation that is expected to be paid in common units. See note (1) above and note (5) below.
(5)	Includes distributions with respect to a weighted average of approximately common units that would have been issued as compensation during the forecast period under the compensation policies that we will adopt following the closing of this offering. Please read “Management— Long-Term Incentive Plan”. See note (4) above. We have assumed that the common units will be issued in an equal number per quarter, at the end of each quarter in the forecast period, and that distributions in respect of such issued common units would not be payable until after the completion of the first quarter following the quarter in which such common units were issued.

Assumptions and Considerations

While we believe that the assumptions below are reasonable, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual cash available for distribution that we could generate could be substantially less than currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all units, in which case the market price of the common units may decline materially. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings “Risk Factors” and “Forward Looking Statements.” We do not undertake any obligation to release publicly the results of any future revisions we make to the foregoing or to update the foregoing to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

We believe that, following the completion of the offering, we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through September 30, 2014. Our belief is based on a number of specific assumptions, including the assumptions that:

•

Net sales. Net sales are projected to be approximately $4.1 billion for the twelve months ending September 30, 2014, as compared to $3.9 billion and $4.0 billion for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. We believe net sales for the forecast period will increase primarily as a result of the recent acquisition of the Bridgeport terminal.

—

Refined Products. Our refined products net sales for the twelve months ending September 30, 2014 is projected to be approximately $3.8 billion, as compared to approximately $3.6 billion and $3.7 billion for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. The projected $198.3 million increase in refined products net sales as compared to the year ended December 31, 2012, and the projected increase of $78.1 million over the twelve months ended June 30, 2013, in each case on a pro forma basis, is driven primarily by the recent acquisition of the Bridgeport terminal, which has a projected $245.6 million impact to the revenue increases. We use the published NYMEX forward price curves for heating oil and Reformulated Blendstock for Oxygenate Blending, or RBOB, along with residual fuel oil forward swaps prices as of August 9, 2013, as the underlying basis to forecast the anticipated prices at which we will sell our refined products. These base prices are adjusted for gross margin plus other costs associated with our anticipated points of sale, which are applied on a consistent basis. See “—Commodity Prices.”

—

Natural Gas. Our natural gas net sales for the twelve months ending September 30, 2014 is projected to be approximately $286.8 million, as compared to approximately $242.0 million and $290.4 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. The projected increase of $44.8 million over the year ended December 31, 2012, on a pro forma basis, is comprised of an increase of $39.5 million attributable to an increase in unit sales price in addition to an increase in volumes contributing $5.3 million to net sales. The projected decrease of $3.6 million over the year ended June 30, 2013, on a pro forma basis, is comprised of an increase of $6.1 million attributable to an increase in unit sales price offset by a decrease in volumes contributing a decrease of $9.7 million to net sales. Natural gas sales volume for the twelve months ending September 30, 2014 is projected to be 50,500 MMBtus, as compared to 49,417 MMBtus and 52,242 MMBtus for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. We use the published NYMEX forward price curve, as of August 9, 2013, as the underlying basis to forecast the anticipated prices at which we will sell our natural gas, with adjustments for gross margin and other costs associated with our anticipated points of sale, which are applied on a consistent basis. See “—Commodity Prices.”

—

Materials Handling. Our materials handling net sales for the twelve months ending September 30, 2014 is projected to be approximately $30.0 million, as compared to approximately $32.5 million and $31.1 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. The reduction in materials handling net sales in the year ending September 30, 2014 compared to the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis, is primarily due to a projected decline in salt, petcoke and gypsum volumes. Our existing contracts were used as the basis to estimate our net sales for fee-based materials handling services.

—

Other Operations. Our coal net sales for the twelve months ending September 30, 2014 is projected to be approximately $10.1 million, as compared to approximately $8.9 million and $9.3 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. The increase in coal net sales in the year ending September 30, 2014 compared to the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis, is primarily due to higher commodity prices during the forecast period.

•

Adjusted Gross Margin. Because it is not reasonably possible to forecast unrealized hedging gains or losses for future periods, gross margin is projected to be the same as adjusted gross margin for the twelve months ending September 30, 2014. Adjusted gross margin is projected to be approximately $159.9 million for the twelve months ending September 30, 2014. Our adjusted gross margin for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis was approximately $138.3 million and $154.7 million, respectively.

—

Refined Products. Our refined products adjusted gross margin for the twelve months ending September 30, 2014 is projected to be approximately $100.6 million, as compared to approximately $77.1 million and $86.3 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. The projected increase of $23.6 million over the year ended December 31, 2012, on a pro forma basis, is comprised of an increase of $9.0 million attributable to the Bridgeport terminal acquisition, an increase of $12.0 million attributable to an increase in adjusted unit gross margin and an increase of $2.6 million attributable to an increase in refined products volume. The projected increase of $14.4 million over the twelve months ended June 30, 2013, on a pro forma basis, is comprised of an increase of $9.0 million attributable to the Bridgeport terminal acquisition, an increase of $6.4 million attributable to an increase in adjusted unit gross margin and a decrease of $1.0 million attributable to a decrease in refined products volume. The projected increase in adjusted unit margin for the period ending September 30, 2014 compared to year ended December 31, 2012 is based on the anticipated return of typical weather conditions in the Northeast United States rather than the mild conditions experienced in 2012. In addition, results for the year ended December 31, 2012 were lower because bio-diesel credits earned during that time were not recognized until 2013. Unit gross margin for the twelve months ending September 30, 2014 is projected to increase compared to the twelve months ended June 30, 2013 primarily due to projected improved hedging and trading performance.

—

Natural Gas. Our natural gas adjusted gross margin for the twelve months ending September 30, 2014 is projected to be approximately $27.5 million, as compared to approximately $26.8 million and $35.2 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. The decrease of $7.7 million over the twelve months ended June 30, 2013, on a pro forma basis, is largely due to the unusually strong results for the three months ended March 31, 2013 primarily due to periods of cold weather which led to high cash prices and incremental margin from balancing of incremental customer demand and managing of utility resources such as storage assets. Natural gas results for the twelve months ended June 30, 2013 were unusually high, driven by a number of favorable conditions. The twelve months ending September 30, 2014 do not assume a repeat of these unusually favorable conditions.

—

Materials Handling. Our materials handling gross margin for the twelve months ending September 30, 2014 is projected to be approximately $30.0 million, as compared to approximately $32.3 million and $31.0 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. The forecasted decrease of $2.3 million over the year ended December 31, 2012 and the forecasted decrease of $1.0 million compared to the twelve months ended June 30, 2013, in each case on a pro forma basis, are each due to an expected decline in salt, petcoke and gypsum volumes. Our existing contracts were used as the basis to estimate gross margin for fee-based materials handling services.

—

Other Operations. Our coal gross margin for the twelve months ending September 30, 2014 is projected to be approximately $1.8 million, as compared to approximately $2.1 million and $2.2 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. The forecasted decrease of $0.3 million and $0.4 million over the year ended December 31, 2012 and the twelve months ended June 30, 2013 is due to lower unit gross margins in the forecast period.

•

Cost of Products Sold. Cost of products sold is a function of the forecasted net sales and the forecasted adjusted gross margin as determined above. Our cost of products sold is projected to be approximately $4.0 billion for the twelve months ending September 30, 2014, as compared to approximately $3.8 billion and $3.9 billion for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis.

•	Operating Expenses. Operating expenses for the twelve months ending September 30, 2013 are projected to be approximately $47.5 million, as compared to approximately $43.8 million and

$43.7 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. The increase in operating expenses for the twelve months ending September 30, 2014 as compared to the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis, is primarily due to the acquisition of the Bridgeport terminal.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses for the twelve months ending September 30, 2014 are projected to be approximately $50.7 million. Our selling, general and administrative expenses for the year ended December 31, 2012 and the twelve months ended June 30, 2013, in each case on a pro forma basis, were approximately $46.2 million and $49.3 million, respectively. The increase of selling, general and administrative expenses for the twelve months ending September 30, 2014 is primarily due to the anticipated incremental annual selling, general and administrative expenses as a result of being a publicly traded partnership and inflation-related period-over-period expense increases.

•

Depreciation and Amortization. Depreciation and amortization expenses for the twelve months ending September 30, 2014 is projected to be approximately $10.5 million, as compared to approximately $9.9 million and $9.6 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis.

•

Interest Expense, Net. Interest expense, net for the twelve months ending September 30, 2014 is projected to be approximately $20.1 million. Interest expense, net for the year ended December 31, 2012 and the twelve months ended June 30, 2013, in each case on a pro forma basis, was approximately $21.3 million and $21.3 million, respectively. Interest expense, net for the twelve months ending September 30, 2014 is based on anticipated borrowings under the proposed credit agreement and the expected financing of working capital requirements.

•

Cash Interest Expense, Net. Cash interest expense, net excludes approximately $2.7 million, $3.4 million and $3.1 million in non-cash amortization of debt issuance costs incurred in connection with borrowings under our credit agreement for the twelve months ending September 30, 2014, the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis.

•

Expansion Capital Expenditures. Our expansion capital expenditures are projected to be approximately $2.2 million for the twelve months ending September 30, 2014. Our expansion capital expenditures in the year ended December 31, 2012 and the twelve months ended June 30, 2013, in each case on a pro forma basis, were approximately $2.5 million and $2.1 million, respectively. We intend to fund expansion capital expenditures during the forecast period with borrowings under the $250.0 million acquisition facility in our credit agreement.

•

Maintenance Capital Expenditures. Our maintenance capital expenditures for the twelve months ending September 30, 2014 are projected to be approximately $5.9 million, as compared to maintenance capital expenditures of $5.9 million and $4.8 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, in each case on a pro forma basis. The forecasted maintenance capital expenditures for the twelve months ending September 30, 2014 are primarily to fund planned capital expenditures at our terminals and on our truck fleet.

•

Commodity Prices. The following table sets forth the published NYMEX forward prices as of August 9, 2013 used in the forecast assumptions for the commodities presented below from October 2013 through September 2014.

Price	No. 2 Fuel Oil (per gallon)	Gasoline (RBOB) (per gallon)	Heavy Oil (1.0%) (per Bbl)	Natural Gas (per MMBtu)
October, 2013	$3.004	$2.741	$94.700	$3.389
November, 2013	$3.004	$2.711	$94.650	$3.574
December, 2013	$3.004	$2.697	$94.650	$3.664
January, 2014	$2.995	$2.696	$94.900	$3.667
February, 2014	$2.977	$2.706	$94.800	$3.635
March, 2014	$2.958	$2.850	$94.650	$3.589
April, 2014	$2.942	$2.836	$94.450	$3.613
May, 2014	$2.927	$2.813	$94.250	$3.646
June, 2014	$2.920	$2.779	$94.050	$3.679
July, 2014	$2.913	$2.741	$93.800	$3.694
August, 2014	$2.911	$2.702	$93.450	$3.696
September, 2014	$2.907	$2.559	$93.000	$3.718

•

New Bedford Terminal. Our projection assumes that the sale of the New Bedford terminal by Sprague Massachusetts LLC to a third party will not be consummated during the forecast period. The New Bedford terminal is subject to a purchase and sale agreement pursuant to which a third party may acquire the terminal from Sprague Massachusetts Properties LLC. The acquisition is subject to certain conditions that are beyond the control of Sprague Massachusetts Properties LLC. Subject to those conditions, the acquisition may be consummated on or before January 5, 2016. In the event that such sale is consummated, our terminal operating agreement with Sprague Holdings and Sprague Massachusetts Properties LLC will automatically terminate. We will not receive any proceeds from a sale of the New Bedford Terminal. We have been advised by Sprague Massachusetts Properties LLC that it does not believe that the sale will be consummated prior to September 30, 2014. Please read “Certain Relationships and Related Party Transactions—Terminal Operating Agreement.” In light of its relatively small capacity and our ability to shift business to other terminals, we do not believe a termination of our operating lease would adversely impact our business, financial position, results of operations or ability to make quarterly distributions to our unitholders.

•

General. Our projections assume that actual heating degree days will equal normal heating degree days for such period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How Management Evaluates Our Results of Operations—Heating Degree Days.” Additionally, we assume that no material accidents, releases or similar unanticipated material events occur during the twelve months ending September 30, 2014. Furthermore, we assume that there are no major adverse changes in the oil or natural gas markets and that the market, regulatory and overall economic conditions do not change substantially.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions. This summary assumes that we do not issue additional classes of equity interests. Statements of percentages of cash and allocations of gain and loss paid or allocated to Sprague Holdings assume that Sprague Holdings does not transfer the incentive distribution rights.

Distributions of Distributable Cash Flow

General

Within approximately 45 days after the end of each quarter, beginning with the quarter ending September 30, 2013, we intend to make cash distributions to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through September 30, 2013 based on the actual length of the period.

Intent to Distribute the Minimum Quarterly Distribution

We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $             per unit, or $             per unit per year, to the extent we have sufficient distributable cash flow. Our partnership agreement permits us to borrow to make distributions, but we are not required to do so. Accordingly, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is ultimately determined by the board of directors of our general partner. We may be prohibited from making any distributions to unitholders by agreements governing the indebtedness we expect to have immediately following the closing of this offering and any future indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement” for a discussion of the restrictions included in our new credit agreement that may restrict our ability to make distributions.

General Partner Interest

Our general partner will not be entitled to distributions on its non-economic general partner interest.

Incentive Distribution Rights

Sprague Holdings currently holds all of the incentive distribution rights, which entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from distributable cash flow (as defined below) in excess of $             per unit per quarter. The maximum distribution of 50.0% does not include any distributions that Sprague Holdings may receive on common units or subordinated units that it owns. See “—Incentive Distribution Rights” below for additional information.

Distributable Cash Flow and Capital Surplus

General

All cash distributed will be characterized as either “distributable cash flow” or “capital surplus.” We distribute cash from distributable cash flow differently than we would distribute cash from capital surplus. Distributable cash flow distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described above, the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus, but any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

Distributable Cash Flow

Distributable cash flow for any period will be determined by our general partner and is defined to mean, on a cumulative basis since the completion of this offering:

(a)     $             million;

(b)     plus our net income, as determined in accordance with GAAP;

(c)     plus or minus, as applicable, any amounts necessary to offset the impact of any items included in our net income in accordance with GAAP that do not impact the amount of our cash or cash equivalents (including any amounts necessary to offset the impact of any items included in our share of the net income of entities accounted for under the equity method that do not impact the amount of the cash or cash equivalents of such entities);

(d)     plus any carrying costs (debt or equity related), which have not been capitalized, incurred by us during construction of a capital improvement which capital improvement is not included in expansion capital expenditures;

(e)     plus any acquisition-related expenses deducted from net income and associated with (i) successful acquisitions or (ii) any other potential acquisitions that have not been abandoned;

(f)     minus any acquisition related expenses covered by clause (e)(ii) immediately preceding that relate to (i) potential acquisitions that have since been abandoned or (ii) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and

(g)     minus maintenance capital expenditures.

The types of items covered by clause (c) above include, without limitation, (i) depreciation, depletion and amortization expense, (ii) any gain or loss from the sale of assets not in the ordinary course of business, (iii) any non-cash gains or items of income and any non-cash losses or expenses, including non-cash compensation expense, asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities and (iv) any gain or loss as a result of a change in accounting policy or principle, provided that the application of any such change that is not required by law, GAAP or the Public Company Accounting Oversight Board or similar regulatory body to be adopted by us is approved by the audit committee of the board of directors of our general partner prior to its adoption. Our share of the net income of entities accounted for under the equity method, as adjusted in clause (c) above, shall be limited to the distributions we receive from such entities. To the extent that our net income includes any losses with respect to the termination of any derivative contracts hedging our interest rate or currency risk with an original term of more than one year prior to their respective stipulated termination or settlement date, such losses shall be included in distributable cash flow in equal installments over what would have been the remaining scheduled life of such derivative contracts had they not been so terminated.

If net income or other items affecting the calculation of distributable cash flow are restated with respect to any quarter, then any subsequent determination of net income or such other items for such quarter or with respect to a period including such quarter will reflect such restatement. Any restatement after the end of the subordination period will not retroactively affect the conversion of subordinated units.

Maintenance capital expenditures reduce distributable cash flow, but expansion capital expenditures do not. Maintenance capital expenditures represent capital expenditures made to replace assets, to maintain the long-term operating capacity of our assets or other capital expenditures that are incurred in maintaining long-term operating capacity of our assets or our operating income. Costs for repairs and minor renewals to maintain facilities in operating condition that do not extend the useful life of existing assets will be treated as maintenance expenses as we incur them. Examples of maintenance capital expenditures are expenditures required to maintain equipment reliability, terminal integrity and safety and to address environmental laws and regulations.

Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our assets or our operating income whether through construction or acquisition. Examples of expansion capital expenditures include the acquisition of equipment and the development or acquisition of additional storage capacity, to the extent such capital expenditures are expected to expand our operating capacity or our operating income. For the purpose of calculating distributable cash flow, expansion capital expenditures will also include the carrying cost of debt incurred and equity issued to finance all or any portion of the construction of such a capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the date such capital improvement commences commercial service or the date that it is abandoned or disposed of. Where capital expenditures are made in part for maintenance or expansion purposes and in part for other purposes, the board of directors of our general partner shall determine the allocation between the amounts paid for each. The officers and directors of our general partner will determine how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

Characterization of Cash Distributions

We treat all cash distributed as coming from distributable cash flow until the sum of all distributions from the closing of this offering equals the distributable cash flow for the most recent date of determination. Our partnership agreement requires that we treat any amount distributed in excess of distributable cash flow, regardless of its source, as capital surplus. The characterization of cash distributions as distributable cash flow versus capital surplus does not result in a different impact to unitholders for U.S. federal tax purposes. See “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Treatment of Distributions” for a discussion of the tax treatment of cash distributions.

Subordination Period

General

During the subordination period (which we describe below), the common units will have the right to receive distributions of cash from distributable cash flow each quarter in an amount equal to $             per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of cash from distributable cash flow may be made on the subordinated units. Furthermore, no arrearages will accrue or be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from distributable cash flow to pay the minimum quarterly distribution on the common units.

Definition of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire the second business day after the distribution to unitholders in respect of any quarter (referred to as the reference quarter), beginning with the quarter ending December 31, 2016, if each of the following has occurred:

•

Quarterly distributions from distributable cash flow on each outstanding common and subordinated unit equaled or exceeded the annualized minimum quarterly distribution in respect of each of the prior three consecutive, non-overlapping four quarter periods (including the reference quarter); and

•

Distributable cash flow generated in respect of such three consecutive, non-overlapping four quarter periods equaled or exceeded the annualized amount of the minimum quarterly distribution on all outstanding common units and subordinated units (on a fully diluted basis) in respect of such periods; and

•	There are no arrearages in payment of the minimum quarterly distribution on the common units.

With respect to compensatory grants of equity, fully diluted shall include only those units that will vest during the succeeding twelve months.

Our partnership agreement provides that the requirements could first be satisfied in connection with a distribution of cash in respect of the quarter ending December 31, 2016 and, if not satisfied in respect of that quarter, could be satisfied on any date thereafter. In addition, the subordination period will expire upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

Effect of End of the Subordination Period

Upon expiration of the subordination period, any outstanding arrearages in payment of the minimum quarterly distribution on the common units will be extinguished (not paid), each outstanding subordinated unit will immediately convert into one common unit and will thereafter participate pro rata with the other common units in distributions.

Distributions of Cash From Distributable Cash Flow During the Subordination Period

Distributions from distributable cash flow with respect to any quarter during the subordination period will be made in the following manner:

•

First, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•	Second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions of Cash From Distributable Cash Flow After the Subordination Period

Distributions from distributable cash flow in respect of any quarter after the subordination period will be made in the following manner:

•	First, to all unitholders, pro rata, until we distribute for each unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of cash from distributable cash flow after the minimum quarterly distribution and the target distribution levels have been achieved. Sprague Holdings will initially hold the incentive distribution rights but may transfer these rights, subject to restrictions in our partnership agreement.

If for any quarter:

•	We have distributed cash from distributable cash flow to the common unitholders and subordinated unitholders (if any) in an amount equal to the minimum quarterly distribution; and

•	We have distributed cash from distributable cash flow to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then additional distributions from distributable cash flow for that quarter will be made in the following manner:

•	First, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

Second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of incentive distribution rights, pro rata, until each unitholder receives a total of $             per unit for that quarter (the “second target distribution”);

•

Third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of incentive distribution rights, pro rata, until each unitholder receives a total of $             per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage Allocations of Cash Distributions From Distributable Cash Flow

The following table illustrates the percentage allocations of cash distributions from distributable cash flow between the unitholders and the holders of the incentive distribution rights, based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Cash Distributions” are the percentage interests of the incentive distribution right holders and the unitholders in any cash distributions from distributable cash flow we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount.” The percentage interests shown for the unitholders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution per Unit Target Amount	Marginal Percentage Interest in Cash Distributions
		Unitholders	Incentive Distribution Rights Holders
Minimum Quarterly Distribution		$100.0%	—
First Target Distribution	above $ up to $	100.0%	—
Second Target Distribution	above $ up to $	85.0%	15.0%
Third Target Distribution	above $ up to $	75.0%	25.0%
Thereafter	above $	50.0%	50.0%

Sprague Holdings’ Right to Reset Incentive Distribution Levels

The holder or holders of a majority of our incentive distribution rights (initially Sprague Holdings) have the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to such holders would be set. Such incentive distribution rights may be transferred at any time. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. Any election to reset the minimum quarterly distribution amount and the target distribution levels shall be subject to the prior written concurrence of our general partner that the conditions described in the immediately preceding sentence have been satisfied. We anticipate that Sprague Holdings would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to it.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by holders of our incentive distribution rights of incentive distribution payments based on the target cash distributions prior to the reset, the holder of incentive distribution rights will be entitled to receive an aggregate number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by such holders for the two quarters prior to the reset event, as compared to the average cash distributions per common unit during this period.

The number of common units that the holders of incentive distribution rights would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by such holders in respect of their incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our cash available for distribution from distributable cash flow for each quarter thereafter as follows:

•	First, to all unitholders, pro rata, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

Second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

Third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	Thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of cash available for distribution from distributable cash flow between the unitholders and the holders of the incentive distribution rights at various cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering, as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $            .

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Cash Distributions		Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	Incentive Distribution Rights Holders
Minimum Quarterly Distribution		$100.0%	—	$
First Target Distribution	above $ up to $	100.0%	—	up to $ (1)
Second Target Distribution	above $ up to $	85.0%	15.0%	above $ up to $ (2)
Third Target Distribution	above $ up to $	75.0%	25.0%	above $ up to $ (3)
Thereafter	above $	50.0%	50.0%	above $ (3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of cash available for distribution from distributable cash flow that would be distributed to the unitholders and the holders of the incentive distribution rights based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that, immediately prior to the reset, there would be              common units outstanding and the average distribution to each common unit is $             for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

Prior to Reset
	Quarterly Distribution per Unit	Common Unitholders Cash Distributions	Additional Common Units	Incentive Distribution Rights Holders Cash Distributions		Total Distributions
Minimum Quarterly Distribution	$	$	—		$—	$
First Target Distribution			—		—
Second Target Distribution			—
Third Target Distribution			—
Thereafter			—

		$	—	$		$

The following table illustrates the total amount of cash available for distribution from distributable cash flow that would be distributed to the unitholders and the holders of the incentive distribution rights with respect to the quarter in which the reset occurs, assuming that the distribution per unit in respect of such quarter equals the average distribution per unit for the two quarters immediately prior to the reset. The table reflects that as a result of the reset there would be              common units outstanding and the average distribution to each common unit is $            . The number of additional common units was calculated by dividing (x) $             as the average of the amounts received by the

incentive distribution rights holders in respect of their incentive distribution rights, for the two quarters prior to the reset as shown in the table above by (y) the $             of cash available for distribution from distributable cash flow distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

After Reset
	Quarterly Distribution per Unit	Common Unitholders Cash Distributions		Additional Common Units		Incentive Distribution Rights Holders Cash Distributions	Total Distributions
Minimum Quarterly Distribution	$	$		$		$—	$
First Target Distribution			—		—	—		—
Second Target Distribution			—		—	—		—
Third Target Distribution			—		—	—		—
Thereafter			—		—	—		—

		$			$	$—	$

The holders of a majority of our incentive distribution rights will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Distributions from capital surplus, if any, will be made in the following manner:

•	First, to all unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

Second, to the common unitholders, pro rata, until we distribute for each common unit an amount of cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution; and

•	Thereafter, we will make all distributions of cash from capital surplus as if they were from distributable cash flow.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the unit, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for Sprague Holdings to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

If we reduce the minimum quarterly distribution and the target distribution levels to zero, all future distributions from distributable cash flow will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holders of the incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus or a reset of target distribution levels, if we combine our units into a lesser number of units or subdivide our units into a greater number of units, we will proportionately adjust:

•	The minimum quarterly distribution;

•	The target distribution levels;

•	The initial unit price, as described below under “—Distributions of Cash Upon Liquidation;” and

•	The per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price (as described below) would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment to the minimum quarterly distribution, the target distribution levels or the initial unit price by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is distributable cash flow for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) cash available for distribution for that quarter, plus (2) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and the holders of our incentive distribution rights in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by a unitholder to us for their units, which we refer to as the “initial unit price” for each unit. The initial unit price for the common units will be the price paid for the common units issued in this offering. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be distributable cash flow available to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

If our liquidation occurs before the end of the subordination period, we will allocate any gain to the unitholders in the following manner:

•	First, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•

Second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

Third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

Fourth, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from distributable cash flow in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•

Fifth, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from distributable cash flow in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights for each quarter of our existence;

•

Sixth, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from distributable cash flow in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights for each quarter of our existence; and

•	Thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the first bullet point above and all of the second bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner, the holders of the incentive distribution rights and the unitholders in the following manner:

•	First, to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

•	Second, to the holders of common units in proportion to the positive balances in their capital accounts until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts Upon Issuance of Additional Units

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we generally will allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of the incentive distribution rights in the same manner as we allocate gain upon liquidation. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders based on their percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents selected historical consolidated financial and operating data of our predecessor, Sprague Operating Resources LLC, as of the dates and for the periods indicated. The selected historical consolidated financial data presented as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 are derived from the audited historical consolidated financial statements of Sprague Operating Resources LLC that are included elsewhere in this prospectus. The selected historical consolidated financial data presented as of December 31, 2010, 2009 and 2008 and for the year ended December 31, 2009 and 2008 are derived from audited financial statements of Sprague Operating Resources LLC that are not included in this prospectus. The summary historical consolidated financial data presented as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 are derived from the unaudited historical condensed consolidated financial statements of Sprague Operating Resources LLC that are included elsewhere in this prospectus. The summary historical consolidated financial data presented as of June 30, 2012 are derived from the unaudited historical condensed consolidated financial statements of Sprague Operating Resources LLC that are not included in this prospectus.

The selected pro forma consolidated financial data presented for the year ended December 31, 2012 and as of and for the six months ended June 30, 2013 are derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma consolidated financial statements give pro forma effect to, among other things:

•	The contribution to Sprague Holdings by Axel Johnson of all of the ownership interests in Sprague Operating Resources LLC;

•	The distribution to a wholly owned subsidiary of Sprague Holdings, by Sprague Operating Resources LLC of certain of its assets and liabilities that will not be a part of our initial assets, including:

•	$ million of accounts receivable and $ million of cash;

•	our predecessor’s 100% equity interest in Kildair; and

•

the terminal assets and liabilities associated with our predecessor’s terminals located in New Bedford, Massachusetts; Portsmouth, New Hampshire; and Bucksport, Maine; and property located in Oceanside, New York;

•	other long-term debt of $42.4 million;

•

The contribution to us by Sprague Holdings of all of the membership interests in Sprague Operating Resources LLC in exchange for the issuance by us to Sprague Holdings of              common units,              subordinated units and the incentive distribution rights;

•	Our issuance and sale of common units to the public, representing an aggregate % limited partner interest in us;

•	Our entry into a new credit agreement as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement”; and

•	The application of the net proceeds from our issuance and sale of common units as described in “Use of Proceeds”.

The unaudited pro forma consolidated balance sheet assumes the items listed above occurred as of June 30, 2013. The unaudited pro forma consolidated income statement for the year ended December 31, 2012 and for the six months ended June 30, 2013 assumes the items listed above occurred as of January 1, 2012.

For a detailed discussion of the summary historical consolidated financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds,” “Prospectus Summary—The Formation Transactions,” the audited and unaudited historical consolidated financial statements of Sprague Operating Resources LLC and the accompanying notes included elsewhere in this prospectus, and our unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, the historical consolidated and unaudited pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents the non-GAAP financial measure adjusted EBITDA, which we use in our business as an important supplemental measure of our performance. We define and explain this measure under “—Non-GAAP Financial Measures” and reconcile it to net income, its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Predecessor Historical							Partnership Pro Forma(1)(2)(4)
	Six Months Ended June 30,		Year Ended December 31,					Six Months Ended June 30, 2013		Year Ended December 31, 2012
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)		(audited)					(unaudited)
	(in thousands, except per unit data and operating data)
Statement of Operations Data:

Net sales	$2,466,773	$2,037,606	$4,043,907	$3,797,427	$2,817,191	$2,460,115	$4,156,442		$2,205,188		$3,876,795
Cost of products sold	2,367,864	1,967,777	3,922,352	3,638,717	2,676,301	2,313,644	4,005,305		2,115,613		3,756,394

Gross margin	98,909	69,829	121,555	158,710	140,890	146,471	151,137		89,575		120,401

Operating costs and expenses
Operating expenses	27,600	22,106	47,054	42,414	41,102	44,448	46,761		22,014		43,762
Selling, general and administrative	27,056	22,500	46,449	46,292	40,625	47,836	49,687		24,409		46,212
Write-off of deferred offering costs(3)	—	—	8,931	—	—	—	—		—		8,931
Depreciation and amortization	8,437	4,965	11,665	10,140	10,531	10,615	11,020		4,670		9,900

Total operating costs and expenses	63,093	49,571	114,099	98,846	92,258	102,899	107,468		51,093		108,805

Operating income	35,816	20,258	7,456	59,864	48,632	43,572	43,669		38,482		11,596
Gain on acquisition of business	—	(529)	1,512	6,016	—	—	—		—		—
Other (expense) income	816	—	(160)	—	894	—	159		907		(160)
Interest income	260	308	534	755	503	383	1,181		260		507
Interest expense	(14,639)	(11,418)	(23,960)	(24,049)	(21,897)	(20,809)	(24,120)		(11,380)		(21,775)

Income (loss) before income taxes and equity in net (loss) income of foreign affiliate	22,253	8,619	(14,618)	42,586	28,132	23,146	20,889		28,269		(9,832)
Income tax (provision) benefit(5)	(10,638)	(3,705)	2,796	(16,636)	(10,288)	(11,843)	(8,833)		(1,873)		651

Income before equity in net income (loss) of foreign affiliate	11,615	4,914	(11,822)	25,950	17,844	11,303	12,056		26,396		(9,181)
Equity in net (loss) income of foreign affiliate	—	2,352	(1,009)	3,622	(2,123)	8,441	9,416		—		—

Net income (loss)	$11,615	$7,266	$(12,831)	$29,572	$15,721	$19,744	$21,472		$26,396		$(9,181)

Adjusted EBITDA (unaudited)(6)	$35,159	28,563	$49,781	$64,398	$53,286	$76,982	$55,290		$34,149		$53,165
Pro forma net income per limited partner unit								$		$
Weighted average limited partner units outstanding

Cash Flow Data:
Net cash provided by (used in):
Operating activities	118,348	228,460	$163,129	$(43,861)	$24,997	$159,074	$(43,549)
Investing activities	(6,106)	(3,682)	(79,693)	(17,004)	(9,387)	(7,702)	(3,521)
Financing activities	(115,435)	(255,664)	(111,560)	88,882	(17,162)	(147,513)	(661)
Other Financial and Operating Data (unaudited):
Capital expenditures(7)	$8,117	3,702	$7,293	$7,255	$9,587	$7,237	$4,259
Normal heating degree days(8)	4,228	4,266	6,787	6,752	6,752	6,752	6,788
Actual heating degree days(8)	4,077	3,536	5,803	6,284	6,117	6,912	6,622
Variance from normal heating degree days	(3.6)%	(17.1)%	(14.5)%	(6.9)%	(9.4)%	2.4%	(2.4)%
Variance from prior period actual heating degree days	15.3%	4.5%	(7.7)%	2.7%	(11.5)%	4.4%	(2.1)%
Total refined products volumes sold (barrels)	18,215	14,377	29,806	29,684	29,797	29,298	36,194
Variance from refined products volume from prior period	26.7%	1.3%	0.4%	(0.4)%	1.7%	(19.1)%	(20.8)%
Total natural gas volumes sold (MMBtus)	28,329	25,504	49,417	50,741	52,012	50,887	53,939
Variance from natural gas volume from prior period	11.1%	(8.8)%	(2.6)%	(2.4)%	2.2%	(5.7)%	2.4%

	Predecessor Historical							Partnership Pro Forma(1)
	Six Months Ended June 30,		Year Ended December 31,					Six Months Ended June 30, 2013
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)		(audited)					(unaudited)
	(in thousands, except per unit data and operating data)
Balance Sheet Data (at period end):
Cash and cash equivalents	$434	$951	$3,691	$31,829	$3,854	$5,325	$1,453	$164
Property, plant and equipment, net	174,010	109,092	177,080	110,743	103,461	102,949	105,137	95,280
Total assets	834,145	623,032	1,054,247	970,050	867,995	843,517	973,895	412,587
Total debt	449,967	295,957	555,619	524,377	408,304	373,215	503,335	184,871
Total liabilities	700,647	463,412	913,041	791,649	697,811	657,104	809,187	370,976
Total stockholder’s/member’s/partners’ equity	133,498	159,620	141,206	178,401	170,184	186,413	164,708	41,611

(1)	Pro forma amounts reflect incremental deferred debt issuance costs of $10.4 million anticipated to be incurred in connection with entering into our new credit agreement and the resulting decrease in interest expense of $1.7 million and $1.0 million for the six months ended June 30, 2013, and the year ended December 31, 2012, respectively.
(2)	Pro forma amounts reflect adjustments to selling, general and administrative expenses to eliminate Axel Johnson corporate overhead charges, by $0.7 million and $1.3 million for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively, and to increase selling, general and administrative expenses as a result of increases to incentive compensation, by $0.6 million and $2.3 million for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively.
(3)	During the year ended December 31, 2012, we delayed the timing of this public offering and, as a result, deferred offering costs of $8.9 million were charged against earnings.
(4)	Pro forma, selling, general and administrative expenses do not give effect to annual incremental selling, general and administrative expenses of approximately $2.1 million that we expect to incur as a result of being a publicly traded partnership.
(5)	Prior to the consummation of this offering, Sprague Energy Corp., which was converted into a limited liability company and renamed Sprague Operating Resource LLC on November 7, 2011, prepared its income tax provision as if it filed a consolidated federal income tax return and state tax returns as required. Commencing with the closing of this offering, all of our subsidiaries will be treated as pass through entities for federal income tax purposes. For these pass through entities, all income, expenses, gains, losses and tax credits generated flow through to their owners and, accordingly, do not result in a provision for income taxes in our financial statements.
(6)	For a discussion of the non-GAAP financial measure adjusted EBITDA, please read “—Non-GAAP Financial Measures” below.
(7)	Includes approximately $2.1 million, $3.2 million, $6.0 million, $5.7 million, $8.1 million, $6.5 million and $3.6 million of maintenance capital expenditures for the six months ended June 30, 2013 and 2012, and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. Maintenance capital expenditures are capital expenditures made to replace assets or to maintain the long-term operating capacity of our assets or operating income.
(8)	As reported by the NOAA/National Weather Service for the New England oil home heating region over the period 1981-2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How Management Evaluates Our Results of Operations—Heating Degree Days.”

Non-GAAP Financial Measures

We present the non-GAAP financial measures EBITDA and adjusted EBITDA in this prospectus. We define EBITDA as net income before interest, income taxes, depreciation and amortization. We define adjusted EBITDA as EBITDA increased by unrealized hedging losses and decreased by unrealized hedging gains, in each case with respect to refined products and natural gas inventory and natural gas transportation contracts, decreased by gains on acquisition of business, increased by the write-off of deferred offering costs and adjusted for the net impact of bio-fuel excise tax credits. Adjusted EBITDA is used as a supplemental financial measure by our management, and EBITDA and adjusted EBITDA are used as supplemental financial measures by external users of our financial statements, such as commercial banks and ratings agencies, to assess:

•	The financial performance of our assets, operations and return on capital without regard to financing methods, capital structure or historical cost basis;

•	The ability of our assets to generate cash sufficient to pay interest on our indebtedness and make distributions to our equity holders;

•	Repeatable operating performance that is not distorted by non-recurring items or market volatility; and

•	The viability of acquisitions and capital expenditure projects.

For a discussion of how our management uses adjusted EBITDA, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How Management Evaluates Our Results of Operations—Adjusted Gross Margin and Adjusted EBITDA.”

The GAAP measure most directly comparable to EBITDA and adjusted EBITDA is net income. The non-GAAP financial measures of EBITDA and adjusted EBITDA should not be considered as an alternative to net income or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and adjusted EBITDA are not presentations made in accordance with GAAP and have important limitations as analytical tools. You should not consider EBITDA or adjusted EBITDA in isolation or as substitutes for analysis of our results as reported under GAAP. Because EBITDA and adjusted EBITDA exclude some, but not all, items that affect net income and is defined differently by different companies, our definitions of EBITDA and adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We recognize that the usefulness of EBITDA and adjusted EBITDA as an evaluative tool may have certain limitations, including:

•

EBITDA and adjusted EBITDA do not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and impacts our ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•

EBITDA and adjusted EBITDA do not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

•

EBITDA and adjusted EBITDA do not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes income tax expense may have material limitations;

•	EBITDA and adjusted EBITDA do not reflect capital expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and

•	EBITDA and adjusted EBITDA do not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

The following table presents a reconciliation of EBITDA and adjusted EBITDA to net income, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated:

	Predecessor Historical							Partnership Pro Forma
	Six Months Ended June 30,		Year Ended December 31,					Six Months Ended June 30, 2013	Year Ended December 31, 2012
	2013	2012	2012	2011	2010	2009	2008
	(in thousands)
Reconciliation of EBITDA to net income:
Net income (loss)	$11,615	$7,266	$(12,831)	$29,572	$15,721	$19,744	$21,472	$26,396	$(9,181)
Add/(deduct):
Interest expense, net	14,379	11,110	23,426	23,294	21,394	20,426	22,939	11,120	21,268
Tax expense (benefit)	10,638	3,705	(2,796)	16,636	10,288	11,843	8,833	1,873	(651)
Depreciation and amortization	8,437	4,965	11,665	10,140	10,531	10,615	11,020	4,670	9,900

EBITDA	$45,069	$27,046	$19,464	$79,642	$57,934	$62,628	$64,264	$44,059	$21,336

Add/(deduct):
Unrealized hedging (gain) loss on:
Refined products inventory	(3,637)	(4,152)	224	(8,114)	(4,241)	14,744	(7,863)	(3,637)	224
Natural gas inventory	(5)	103	3	(138)	(141)	233	(106)	(5)	3
Natural gas transportation contracts	(1,247)	2,474	17,650	(976)	(266)	(623)	(1,005)	(1,247)	17,650
Gain on acquisition of business(1)	—	—	(1,512)	(6,016)	—	—	—	—	—
Write-off of deferred offering costs(2)	—	—	8,931	—	—	—	—	—	8,931
Bio-fuel excise tax credits(3)	(5,021)	3,092	5,021	—	—	—	—	(5,021)	5,021

Adjusted EBITDA	$35,159	$28,563	$49,781	$64,398	$53,286	$76,982	$55,290	$34,149	$53,165

(1)	Represents non-cash gains associated with (i) the re-measurement to fair value of our predecessor’s 50% interest in Kildair in connection with its acquisition of the remaining 50% interest therein and (ii) the acquisition of an oil terminal at below fair value. Please see Notes 2 and 18 to our predecessor’s historical consolidated financial statements.
(2)	During the year ended December 31, 2012, we delayed the filing of this public offering and, as a result, deferred offering costs of $8.9 million were charged against earnings. Please see Note 19 to our predecessor’s historical consolidated financial statements.
(3)	On January 2, 2013, the federal government enacted legislation that reinstated an excise tax credit program available for certain of our bio-fuel blending activities. This program had previously expired on December 31, 2011 and was reinstated retroactively to January 1, 2012. During the six months ended June 30, 2013, we recorded federal excise tax credits of $5.0 million related to our bio-fuel blending activities that had occurred during the year ended December 31, 2012. These credits have been recorded as a reduction of cost of products sold and, therefore, resulted in an increase in adjusted gross margin for the six months ended June 30, 2013. This adjustment reflects the effect on our adjusted EBITDA had these credits been recorded in the period in which the blending activity took place.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Delaware limited partnership engaged in the purchase, storage, distribution and sale of refined products and natural gas, and we also provide storage and handling services for a broad range of materials.

We are one of the largest independent wholesale distributors of refined products in the Northeast United States based on aggregate terminal capacity. We own and/or operate a network of 15 refined products and materials handling terminals strategically located throughout the Northeast that have a combined storage capacity of approximately 9.1 million barrels for refined products and other liquid materials, as well as approximately 1.5 million square feet of materials handling capacity. We also have an aggregate of approximately 1.5 million barrels of additional storage capacity attributable to 43 storage tanks not currently in service. These tanks are not necessary for the operation of our business at current levels. In the event that such additional capacity were desired, additional time and capital would be required to bring any of such storage tanks into service. Furthermore, we have access to approximately 50 third-party terminals in the Northeast through which we sell or distribute refined products pursuant to rack, exchange and throughput agreements.

We operate under four business segments: refined products, natural gas, materials handling and other operations. We evaluate the performance of our segments using adjusted gross margin, which is a non-GAAP financial measure used by management and external users of our consolidated financial statements to assess the economic results of operations. See “—How Management Evaluates our Results of Operations—Adjusted Gross Margin and Adjusted EBITDA” beginning on page 84 and “Prospectus Summary—Non-GAAP Financial Measures” beginning on page 23. On October 1, 2012, our predecessor acquired control of Kildair, a Canadian distributor of residual fuel oil and asphalt and a commercial trucking business, by purchasing the remaining 50% equity interest. Kildair is now a wholly-owned subsidiary of our predecessor and will not be part of our initial assets following this offering. Since October 1, 2012, the assets, liabilities and results of operations of Kildair have been consolidated into our financial statements, including our adjusted gross margin. We record Kildair’s residual fuel oil and asphalt business in our refined products segment and their commercial trucking business in our other operations segment. Prior to October 1, 2012, the results of operations of Kildair were recorded as equity in earnings of foreign affiliate.

Our refined products segment purchases a variety of refined products, such as heating oil, diesel fuel, residual fuel oil, kerosene, jet fuel and gasoline and asphalt (primarily from refining companies, trading organizations and producers), and sells them to our customers. We have wholesale customers who resell the refined products we sell to them and commercial customers who consume the refined products we sell to them. Our wholesale customers consist of more than 1,000 home heating oil retailers and diesel fuel and gasoline resellers. Our commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies, hospitals and educational institutions. For the year ended December 31, 2012 and the six months ended June 30, 2013, we sold approximately 1.3 billion and 765 million gallons of refined products, respectively. For the year ended December 31, 2012 and the six months ended June 30, 2013, our refined products segment accounted for 56% and 57% of our adjusted gross margin, respectively.

We also purchase, sell and distribute natural gas to more than 5,000 commercial and industrial customer locations across 11 states in the Northeast and Mid-Atlantic. We purchase the natural gas we sell from natural gas producers and trading companies. For the year ended December 31, 2012 and the six months ended June 30, 2013, we sold 49.4 Bcf and 28.3 Bcf of natural gas, respectively. For the year ended December 31, 2012 and the six months ended June 30, 2013, our natural gas segment accounted for 19% and 26% of our adjusted gross margin, respectively.

Our materials handling business is a fee-based business and is generally conducted under multi-year agreements. We offload, store and/or prepare for delivery a variety of customer-owned products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. For the year ended December 31, 2012, we offloaded, stored and/or prepared for delivery 2.6 million short tons of products and 248.5 million gallons of liquid materials. For the six months ended June 30, 2013, we offloaded, stored and/or prepared for delivery 1.1 million short tons of products and 122.6 million gallons of liquid materials. For the year ended December 31, 2012 and the six months ended June 30, 2013, our materials handling segment accounted for 23% and 15% of our adjusted gross margin, respectively.

Our other operations segment includes the marketing and distribution of coal conducted in our South Portland and Portland, Maine terminals and certain commercial trucking activity performed by our Canadian subsidiary. For the year ended December 31, 2012 and the six months ended June 30, 2013, our other operations segment accounted for approximately 2% of our adjusted gross margin.

We take title to the products we sell in our refined products, natural gas and other operations segments. We do not take title to any of the products in our materials handling segment. In order to manage our exposure to commodity price fluctuations, we use derivatives and forward contracts to maintain a position that is substantially balanced between product purchases and product sales.

How Management Evaluates Our Results of Operations

Our management uses a variety of financial and operational measurements to analyze our performance. These measurements include: (1) gross margin, (2) operating expenses, (3) selling, general and administrative, or SG&A, expenses, (4) heating degree days and (5) adjusted gross margin and adjusted EBITDA.

Gross Margin

We view gross margin as an important performance measure of the core profitability of our operations. We review gross margin data monthly for consistency and trend analysis. We define gross margin as net sales minus costs of products sold. Net sales include sales of refined products and natural gas and the fees associated with the provision of materials handling services. Product costs include the cost of acquiring the refined products and natural gas that we sell and all associated costs to transport such products to the point of sale, as well as costs that we incur in providing materials handling services to our customers.

Operating Expenses

Operating expenses are costs associated with the operation of the terminals and truck fleet used in our business. Employee wages, pension and 401(k) plan expenses, boiler fuel, repairs and maintenance, utilities, insurance, property taxes, services and lease payments comprise the most significant portions of our operating expenses. These expenses remain relatively stable independent of the volumes through our system but can fluctuate depending on the activities performed during a specific period.

Selling, General and Administrative Expenses

Our SG&A expenses include employee salaries and benefits, pension and 401(k) plan expenses, discretionary bonus, marketing costs, corporate overhead, professional fees, information technology and office space expenses. As described above, we believe that our SG&A expenses will increase as a result of our becoming a publicly traded partnership following the completion of this offering.

Heating Degree Days

A “degree day” is an industry measurement of temperature designed to evaluate energy demand and consumption. Degree days are based on how much the average temperature departs from a human comfort level of 65°F. Each degree of temperature above 65°F is counted as one cooling degree day, and each degree of temperature below 65°F is counted as one heating degree day. Degree days are accumulated each day over the course of a year and can be compared to a monthly or a long-term average, or normal, to see if a month or a year was warmer or cooler than usual. Degree days are officially observed by the National Weather Service and officially archived by the National Climatic Data Center. For purposes of evaluating our results of operations, we use the normal heating degree day amount as reported by the NOAA/National Weather Service for the New England oil home heating region over the period of 1981-2010.

EBITDA

We define EBITDA as net income before interest, income taxes, depreciation and amortization. EBITDA is used as a supplemental financial measure by external users of our financial statements, such as investors, commercial banks, trade suppliers and research analysts, to assess:

•	The financial performance of our assets, operations and return on capital without regard to financing methods, capital structure or historical cost basis;

•	The ability of our assets to generate cash sufficient to pay interest on our indebtedness and make distributions to our equity holders;

•	Repeatable operating performance that is not distorted by non-recurring items or market volatility; and

•	The viability of acquisitions and capital expenditure projects.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income. See “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Adjusted Gross Margin and Adjusted EBITDA

Management utilizes adjusted gross margin and adjusted EBITDA to assist it in reviewing our financial results and managing our business segments. We define adjusted gross margin as gross margin increased by unrealized hedging losses and decreased by unrealized hedging gains, in each case with respect to refined products and natural gas inventory. We define adjusted EBITDA as EBITDA increased by unrealized hedging losses and decreased by unrealized hedging gains, in each case with respect to refined products and natural gas inventory and natural gas transportation contracts. Management believes that adjusted gross margin and adjusted EBITDA provide information that reflects our market or economic performance. We trade, purchase and sell energy commodities with market values that are constantly changing, which makes it important for management to evaluate our performance, as well as our physical and derivative positions, on a daily basis. Management reviews the daily operational performance of our supply activities, as well as our monthly financial results, on an adjusted gross margin and adjusted EBITDA basis. Adjusted gross margin and adjusted EBITDA have no impact on reported volumes or net sales.

Adjusted gross margin and adjusted EBITDA are supplemental financial measures used by management to describe our operations and economic performance to commercial banks, trade suppliers and other credit suppliers, to assess:

•	The economic results of our operations; and

•	The market value of our inventory and natural gas transportation contracts for financial reporting to our lenders, as well as for borrowing base purposes.

Adjusted gross margin and adjusted EBITDA are not prepared in accordance with GAAP. Adjusted gross margin and adjusted EBITDA should not be considered as alternatives to net income, income from operations, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP.

Hedging Activities

We economically hedge our inventory within the guidelines set in our risk management policy. In a rising commodity price environment, the market value of our inventory will generally be higher than the cost of our inventory. For GAAP purposes, we are required to value our inventory at the lower of cost or market, or LCM. The hedges on this inventory will lose value as the value of the underlying commodity rises, creating unrealized hedging losses. Because we do not utilize hedge accounting, GAAP will require us to record those hedging losses in our income statement. In contrast, in a declining commodity price market, we generally incur unrealized hedging gains. The refined products inventory market valuation is calculated daily using independent bulk market price assessments from major pricing services (either Platts or Argus). These third-party price assessments are based in New York Harbor, or NYH, with our inventory values determined after adjusting the NYH prices to the various inventory locations by adding expected cost differentials (primarily freight) compared to a NYH supply source. Our natural gas inventory is limited, with the valuation updated monthly based on the volume and prices at the corresponding inventory locations. The prices are based on the monthly Inside FERC, or IFERC, assessments published by Platts near the beginning of the following month. A direct IFERC assessment is used when available, with the value for other inventory locations based on adding a location (basis) differential to the price assessment of a more liquid location.

Similarly, we can economically hedge our natural gas transportation assets (i.e., pipeline capacity) within the guidelines set in our risk management policy. Although we do not own any natural gas pipelines, we secure the use of pipeline capacity to support our natural gas requirements by either leasing capacity over a pipeline for a defined time period or by being assigned capacity from a local distribution company for supplying our customers. As the spread between the price of gas between the origin and delivery point widens (assuming the value exceeds the fixed charge of the transportation), the market value of the natural gas transportation contracts assets will increase. If the market value of the transportation asset exceeds costs, we can hedge or “lock in” the value of the transportation asset for future periods using available financial instruments. For GAAP purposes, the increase in value of the natural gas transportation assets is not recorded as income in the income statement until the transportation is utilized in the future (i.e., when natural gas is delivered to our customer). As the value of the natural gas transportation assets increase the hedges on the natural gas transportation assets lose value, creating unrealized hedging losses in our income statement. The natural gas transportation assets market value is calculated daily based on the volume and prices at the corresponding pipeline locations. The prices are based on trader assessed quotes which represent observable transactions in the market place.

The impact of unrealized gains and losses on inventory and natural gas transportation contracts for the six months ended June 30, 2013 and 2012 was a decrease of $4.9 million and $1.6 million, respectively, to each of adjusted gross margin and adjusted EBITDA. The impact of unrealized gains and losses on inventory and natural gas transportation contracts for the years ended December 31, 2012, 2011 and 2010 was an increase of $17.9 million, a decrease of $9.2 million and a decrease of $4.6 million, respectively, to each of adjusted gross margin and adjusted EBITDA.

The results of operations in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are supplemented with adjusted gross margin and adjusted EBITDA financial information.

Recent Trends and Outlook

This section identifies certain trends and outlook that may affect our financial performance and results of operations in the future. Our economic and industry-wide trends and outlook include the following:

•

New, stricter environmental laws and regulations are increasing the compliance cost of terminal operations, which could adversely affect our results of operations and financial condition. Our operations are subject to federal, state and local laws and regulations regulating product quality specifications and other environmental matters. The trend in environmental regulation is towards more restrictions and limitations on activities that may affect the environment. We try to anticipate future regulatory requirements that might be imposed and to plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. However, there can be no assurances as to the timing and type of such changes in existing laws or the promulgation of new laws or the amount of any required expenditures associated therewith.

•

Dodd-Frank regulations could increase costs associated with hedging our commodity exposure. We employ derivatives of the types subject to regulation as part of the Dodd–Frank Act. We, along with all participants in commodity markets, may face increased margin requirements on the derivatives we employ to hedge our commodity exposure, which would reduce capital available for other purposes. Please read “Risk Factors—Derivatives legislation could have an adverse impact on our ability to use derivatives to reduce the effect of commodity price risk, interest rate risk, and other risks associated with our business and could have an adverse impact on the cost of our hedging activities.”

•

Consolidation of the Northeast terminal market. In recent years, major U.S. oil companies have disposed of various terminal assets in the Northeast and reduced their participation in wholesale marketing in the region. The key terminals remain in operation as an integral part of the supply chain, though they are generally controlled by other industry participants.

•

Growth in exploration and production of shale gas has contributed to a relative weakness of domestic natural gas prices compared to competitive refined products in the Northeast, leading to expanded use of natural gas in our marketing area. Natural gas usage in the Northeast has grown substantially, as the supplies of gas from shale formations have grown both in the region (e.g., Marcellus Shale) and the other parts of the United States. Further expansion of domestic natural gas supplies is expected, with consumption in the Northeast also expected to grow as infrastructure developments continue. Moreover, the growth in Marcellus Shale production continues to increase the availability of natural gas in our operating areas. This development is expected to decrease the need for traditional, long-distance sourcing of natural gas supplies using interstate pipeline capacity and natural gas storage capacity. In addition, the potential natural gas supply counterparties in our operating areas are expanding, and there are now some relatively short-term arrangements and additional hedging opportunities available in the Northeast.

Factors that Impact our Business

Our results of operations and financial condition, as well as those of our competitors, will depend in part upon certain economic or industry-wide factors, including the following:

•

Seasonality and weather conditions. Our financial results are seasonal and generally better during the winter months, primarily because a large part of our business consists of supplying home heating oil, residual fuel oil and natural gas for space heating purposes during the winter. For example, over the 36-month period ended June 30, 2013, we generated an average of approximately 70% of our total home heating oil and residual fuel oil net sales during the months of November through March. In addition, weather conditions, particularly during these five months, have a significant impact on the demand for our products. Warmer-than-normal temperatures during these months in our areas of operations can decrease the total volume of home heating oil, residual fuel oil and natural gas we sell and the gross margins realized on those sales, whereas colder-than-normal temperatures increase demand for those products and the associated gross margins.

•

The impact of the market structure on our hedging strategy. We typically hedge our exposure to commodity price moves with NYMEX futures contracts and over-the-counter swaps. In markets where futures prices are higher than spot prices (typically referred to as contango), we generate positive margins when rolling our inventory hedges to successive months. In markets where futures prices are lower than spot prices (typically referred to as backwardation), we realize losses when rolling our inventory hedges to successive months. In backwardated markets, we operate with lower inventory levels and, as a result, have reduced hedging and financing requirements, thereby limiting losses.

•

Energy efficiency, new technology and alternative fuels could reduce demand for our products. Increased conservation and technological advances have adversely affected the demand for home heating oil and residual fuel oil. Consumption of residual fuel oil, in particular, has steadily declined in recent years, primarily due to customers converting from other fuels to natural gas, weak industrial demand and tightening of environmental regulations. Use of natural gas is expected to continue to displace other fuels, which we believe will favorably impact our natural gas volumes and margins.

•

Absolute price increases can lead to reduced demand, increased credit risk, higher interest costs and temporarily reduced margins. Refined product prices have risen due to, among other things, investor interest in using commodities as an inflation hedge, U.S. dollar weakness and supply and demand fundamentals. For example, NYMEX heating oil (HO) contracts have risen from approximately $2.00 per gallon in December 2009 to over $2.97 per gallon in June 2013. As refined product prices rise, we generally experience reduced demand as customers engage in conservation efforts. We also experience a higher level of credit risk from our customers. In addition, our working capital requirements for holding inventory and financing receivables increase with higher price levels, while gross margin levels may stay relatively constant for a period of time due to competitive pressures.

•

Interest rates could rise. Since mid-2009, the credit markets have been experiencing near-record lows in interest rates. As the overall economy strengthens, it is expected that monetary policy will tighten, resulting in higher interest rates to counter possible inflation. This could affect our ability to access the debt capital markets to the extent we may need to in the future to fund our growth. In addition, interest rates could be higher than current levels, causing our financing costs to increase accordingly. During the 24 months ended June 30, 2013, we hedged approximately 46% of our floating-rate debt with fixed-for-floating interest rate swaps. Although higher interest rates could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would face similar circumstances. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity to make acquisitions, reduce debt or for other purposes.

Comparability of our Financial Statements

Our historical results of operations include the results of operations of Kildair, an asphalt and residual fuel oil marketing and storage business (in which our predecessor had a 50% interest prior to, and is a consolidated wholly-owned subsidiary as of, October 1, 2012) that is owned by our predecessor and will not be contributed to us in connection with this offering. From October 2007 through September 30, 2012, the investment in Kildair was accounted for using the equity method of accounting and our predecessor’s share of its results were recorded as equity in net (loss) income of foreign affiliate. Demand for our predecessor’s asphalt business is generally higher during the period of April through September than during the period of November through March. The following table provides certain financial information relating to the operations of Kildair, which are included in the financial statements of Sprague Resources LLC (Predecessor), but will not be included in our results of operations following this offering:

	Kildair
	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	(unaudited)
	($ in thousands)
Net Sales	$261,585	$167,112
Gross Margin	$9,334	$1,154
Adjusted Gross Margin	$9,334	$1,154

For a more detailed discussion of Kildair, please read “Prospectus Summary—Our Relationship with Axel Johnson.”

Our results of operations can be impacted by swings in commodity prices, primarily in refined products and natural gas. We use economic hedges to minimize the impact of changing prices on refined products and natural gas inventory. As a result, commodity price increases at the end of a year can create lower gross margins as the economic hedges, or derivatives, for such inventory may lose value, whereas an increase in the value of such inventory is ignored for GAAP financial reporting purposes and recorded at the lower of cost or market. For a more detailed discussion, please read “—How Management Evaluates Our Results of Operations.”

We believe that SG&A will increase by approximately $2.1 million annually as a result of our becoming a publicly traded partnership following this offering. These expenses include increased accounting support services, filing annual and quarterly reports with the SEC, increased audit fees, investor relations, directors’ fees, directors’ and officers’ insurance, legal fees, stock exchange listing fees and registrar and transfer agent fees; however, such expenses are not reflected in our historical or unaudited pro forma financial statements. Our financial statements following this offering will reflect the impact of these increased expenses, which will affect the comparability of our financial statements with periods prior to the completion of this offering.

Results of Operations

The following table presents our volume, net sales, gross margin and adjusted gross margin by segment, as well our adjusted EBITDA and information on weather conditions, for the six months ended June 30, 2013 and 2012 and years ended December 31, 2012, 2011 and 2010. For a discussion of the non-GAAP financial measure adjusted EBITDA, please read “Prospectus Summary—Non-GAAP Financial Measures” beginning on page 23.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	($ and volumes in thousands)
Volumes:
Refined products (gallons)	765,032	602,154	1,251,852	1,246,728	1,251,474
Natural gas (MMBtus)	28,329	25,504	49,417	50,741	52,012
Materials handling (short tons)	1,078	1,287	2,595	2,425	2,324
Materials handling (gallons)	122,556	124,866	248,514	265,188	253,596
Other operations (short tons)	71	71	136	`151	162

Net Sales:
Refined products	$2,269,052	$1,892,592	$3,757,859	$3,456,284	$2,427,338
Natural gas	173,081	124,710	242,006	300,223	343,168
Materials handling	14,528	15,960	32,536	28,459	27,494
Other operations	10,112	4,344	11,506	12,461	19,191

Total net sales	$2,466,773	$2,037,606	$4,043,907	$3,797,427	$2,817,191

Gross Margin:
Refined products	$56,783	$40,151	$77,256	$105,145	$103,987
Natural gas	25,238	13,006	9,191	23,824	6,645
Materials handling	14,519	15,804	32,320	28,371	27,490
Other operations	2,369	868	2,788	1,370	2,768

Total gross margin	$98,909	$69,829	$121,555	$158,710	$140,890

Adjusted Gross Margin:
Refined products	$53,146	$35,999	$77,480	$97,031	$99,746
Natural gas	23,986	15,583	26,844	22,710	6,238
Materials handling	14,519	15,804	32,320	28,371	27,490
Other operations	2,369	868	2,788	1,370	2,768

Total adjusted gross margin	$94,020	$68,254	$139,432	$149,482	$136,242

Calculation of Adjusted Gross Margin:
Total gross margin	$98,909	$69,829	$121,555	$158,710	$140,890
Unrealized hedging loss (gain) on:
Refined products inventory	(3,637)	(4,152)	224	(8,114)	(4,241)
Natural gas inventory	(5)	103	3	(138)	(141)
Natural gas transportation contracts	(1,247)	2,474	17,650	(976)	(266)

Total adjusted gross margin	$94,020	$68,254	$139,432	$149,482	$136,242

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	($ and volumes in thousands)
Reconciliation to Net Income:
Gross margin	$98,909	$69,829	$121,555	$158,710	$140,890
Operating expenses	27,600	22,106	47,054	42,414	41,102
Selling, general and administrative	27,056	22,500	46,449	46,292	40,625
Write-off of deferred offering costs(1)	—	—	8,931	—	—
Depreciation and amortization	8,437	4,965	11,665	10,140	10,531

Total operating costs and expenses	63,093	49,571	114,099	98,846	92,258

Operating income	35,816	20,258	7,456	59,864	48,632
Gain on acquisition of business	—	—	1,512	6,016	—
Other (expense) income	816	(529)	(160)	—	894
Interest income	260	308	534	755	503
Interest expense	(14,639)	(11,418)	(23,960)	(24,049)	(21,897)
Income tax (provision) benefit	(10,638)	(3,705)	2,796	(16,636)	(10,288)
Equity in net income (loss) of foreign affiliate	—	2,352	(1,009)	3,622	(2,123)

Net income (loss)	$11,615	$7,266	$(12,831)	$29,572	$15,721

Other Data:
Adjusted EBITDA(2)	$35,159	$28,563	$49,781	$64,398	$53,286
Normal heating degree days(3)	4,228	4,266	6,787	6,752	6,752
Actual heating degree days	4,077	3,536	5,803	6,284	6,117
Variance from normal heating degree days	(3.6)%	(17.1)%	(14.5)%	(6.9)%	(9.4)%
Variance from prior period actual heating degree days	15.3%	4.5%	(7.7)%	2.7%	(11.5)%

(1)	During the year ended December 31, 2012, we delayed the timing of this public offering and as a result, deferred offering costs of $8.9 million were charged against earnings.
(2)	For a discussion of the non-GAAP financial measure adjusted EBITDA, please read “—Non-GAAP Financial Measures” beginning on page 79.
(3)	As reported by the NOAA/National Weather Service for the New England oil home heating region over the period of 1981-2011.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Our results of operations for the six months ended June 30, 2013 reflect increasing sales volume, net sales and unit gross margin in our refined products segment, increasing sales volume, net sales and unit gross margin in our natural gas segment and decreasing sales volume, net sales and gross margin in our materials handling segment.

Adjusted gross margin for the six months ended June 30, 2013 reflects increasing adjusted unit gross margin for refined products and increasing adjusted unit gross margin for natural gas.

	Six Months Ended June 30,		Increase/(Decrease)
	2013	2012	$	%
	(in thousands, except unit gross margin and adjusted unit gross margin)
Volumes:
Refined products (gallons)	765,032	602,154	162,878	27%
Natural gas (MMBtus)	28,329	25,504	2,825	11%
Materials handling (short tons)	1,078	1,287	(209)	(16)%
Materials handling (gallons)	122,556	124,866	(2,310)	(2)%
Other operations (short tons)	71	71	—	*
Net Sales:
Refined products	$2,269,052	$1,892,592	$376,460	20%
Natural gas	173,081	124,710	48,371	39%
Materials handling	14,528	15,960	(1,432)	(9)%
Other operations	10,112	4,344	5,768	133%

Total net sales	$2,466,773	$2,037,606	$429,167	21%

Gross Margin:
Refined products	$56,783	$40,151	$16,632	41%
Natural gas	25,238	13,006	12,232	94%
Materials handling	14,519	15,804	(1,285)	(8)%
Other operations	2,369	868	1,501	173%

Total gross margin	$98,909	$69,829	$29,080	42%

Unit Gross Margin:
Refined products	$0.074	$0.067	$0.007	10%
Natural gas	$0.891	$0.510	$0.381	75%
Adjusted Gross Margin:
Refined products	$53,146	$35,999	$17,147	48%
Natural gas	23,986	15,583	8,403	54%
Materials handling	14,519	15,804	(1,285)	(8)%
Other operations	2,369	868	1,501	173%

Total adjusted gross margin	$94,020	$68,254	$25,766	38%

Adjusted Unit Gross Margin:
Refined products	$0.069	$0.060	$0.009	15%
Natural gas	$0.847	$0.611	$0.236	39%

*	Not meaningful

Refined Products

Refined products net sales were $2.3 billion and $1.9 billion for the six months ended June 30, 2013 and 2012, respectively. Excluding the non-contributed Canadian operations net sales of $256.3 million for the six months ended June 30, 2013, the refined products net sales increase of $120.2 million, or 6%, was driven primarily by higher refined products sales volumes. Excluding the non-contributed Canadian operations sales volumes of 109.6 million gallons for the six months ended June 30, 2013, refined products sales volumes were 655.4 million gallons and 602.2 million gallons for the six months ended June 30, 2013 and 2012, respectively. Distillate demand increased 15% period over period resulting in an increase of 65.0 million gallons of distillate oil sales volumes for the six months ended June 30, 2013 as compared to the same period in 2012. The increased distillate volumes for the six months ended June 30, 2013 were primarily due to heating oil sales, with a key factor being the colder weather conditions, following the unseasonably warm weather conditions experienced during the three months ended March 31, 2012. Indicative of the colder conditions, heating degree days were up by 15.3% period over period. Gasoline sales volumes decreased by approximately 11.8 million gallons, or 10%, for the six months ended June 30, 2013 as compared to the same period in 2012. This decrease occurred primarily during the latter part of the six months ended June 30, 2013 when some of our competitors were more aggressive in reducing their pricing as a result of higher ethanol RIN values (an ethanol RIN is a renewable identification number associated with government-mandated renewable fuel standards). Residual fuel oil sales volumes were mostly unchanged for the six months ended June 30, 2013 as compared to the same period in 2012. The average refined product selling price per gallon was 6% lower for the six months ended June 30, 2013 as compared to the same period in 2012.

Excluding the non-contributed Canadian operations gross margin of $7.9 million for the six months ended June 30, 2013, refined products gross margin was $48.8 million and $40.2 million for the six months ended June 30, 2013 and 2012, respectively. Excluding the non-contributed Canadian operations adjusted gross margin of $7.9 million for the six months ended June 30, 2013, refined products adjusted gross margin was $45.2 million and $36.0 million for the six months ended June 30, 2013 and 2012, respectively. For the six months ended June 30, 2013 and 2012, refined products adjusted gross margin was $3.6 million and $4.2 million lower than refined products gross margin due to unrealized hedging gains, respectively.

The refined products adjusted gross margin increase of $9.2 million, or 26%, was primarily due to higher adjusted unit gross margins which increased adjusted gross margin by $6.0 million, and higher refined products sales volumes which increased adjusted gross margin by $3.2 million, in each case for the six months ended June 30, 2013 as compared to the same period in 2012. The increase in the refined products adjusted gross margin for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 was driven by a reduction in cost of products sold of $5.0 million for federal bio-fuel excise tax credits under a federal program that was reinstated on January 2, 2013, as discussed further below, as well as improved distillate oil volumes and margins, in particular for heating oil. The percentage increase in heating oil volumes during this time period was higher than the change in the heating degree days. One factor that negatively impacted refined products margins for the six months ended June 30, 2013 was the change in the specifications for the NYMEX HO futures contract that is typically used by the Predecessor to hedge distillate price exposure. Effective with the May 2013 contract, the specifications for NYMEX HO changed to ultra low sulfur diesel, or ULSD, with a maximum sulfur specification of 15 ppm as compared to a maximum sulfur specification of 2,000 ppm with the previous contract. The May 2013 HO contract became the prompt month at the beginning of April 2013 and there was significant volatility in the intra-month futures contract price relationships leading up to and shortly after this contract transition. This volatility contributed to a reduction in margin generation in the refined products area as the hedge positions were rolled to the May 2013 contract prior to expiration of the April 2013 contract at the end of March 2013. Residual fuel and gasoline returns improved for the six months ended June 30, 2013 as compared to the same period in 2012, due to higher unit margins.

On January 2, 2013, federal legislation was passed that reinstated an excise tax credit program available for certain of our bio-fuel blending activities. This program had previously expired on December 31, 2011 and was reinstated with retroactive application to January 1, 2012. During the six months ended June 30, 2013, we recorded federal excise tax credits of $5.0 million as a result of our bio-fuel blending activities that had occurred during 2012. These credits have been recorded as a reduction of cost of products sold and, therefore, resulted in an increase in adjusted gross margin for the six months ended June 30, 2013.

Natural Gas

Natural gas net sales were $173.1 million and $124.7 million for the six months ended June 30, 2013 and 2012, respectively. The natural gas net sales increase of $48.4 million, or 39%, was driven by higher commodity prices as the average natural gas marketing price per MMBtu was approximately 25% higher during the six months ended June 30, 2013 as compared to the same period in 2012. The stronger natural gas price environment was due in part to the higher weather-driven demand during the six months ended June 30, 2013. Natural gas sales volumes increased 11% for the six months ended June 30, 2013 as compared to the same period in 2012, with the colder weather a key factor.

Natural gas gross margin was $25.2 million and $13.0 million for the six months ended June 30, 2013 and 2012, respectively. Natural gas adjusted gross margin was $24.0 million and $15.6 million for the six months ended June 30, 2013 and 2012, respectively. Natural gas adjusted gross margin was $1.3 million lower than natural gas gross margin for the six months ended June 30, 2013 due to unrealized hedging gains and $2.6 million higher than natural gas gross margin for the six months ended June 30, 2012 due to unrealized hedging losses.

The natural gas adjusted gross margin increase of $8.4 million, or 54%, was driven primarily by an increase in adjusted unit gross margin which increased adjusted gross margin by $6.7 million, and higher natural gas sales volume which increased adjusted gross margin by $1.7 million, in each case for the six months ended June 30, 2013 as compared to the same period in 2012. The increase in adjusted unit gross margin was primarily due to the continuing transition of our customer base towards smaller commercial and industrial end users, as well as additional margin generation due to customer balancing requirements during a volatile pricing period, especially during the three months ended March 31, 2013. Margin improvement opportunities associated with customer demand balancing tend to increase when prices are volatile, as requirements outside of contractual commitments are priced off the current market, with a potential to optimize costs based on our supply alternatives. In addition, the improvement in the natural gas adjusted gross margin was partly due to the increased volumes due to the colder winter weather conditions.

Materials Handling

Materials handling net sales were $14.5 million and $16.0 million for the six months ended June 30, 2013 and 2012, respectively. The materials handling net sales decrease of $1.4 million, or 9%, was primarily due to a decrease in materials handling net sales in dry bulk activities including salt, gypsum and petcoke for the six months ended June 30, 2013 as compared to the same period in 2012.

Materials handling gross margin was $14.5 million and $15.8 million for the six months ended June 30, 2013 and 2012, respectively. Similar to the materials handling net sales, the materials handling gross margin decrease of $1.3 million, or 8%, was primarily due to a decrease in materials handling net sales in dry bulk activities including salt, gypsum and petcoke for the six months ended June 30, 2013 as compared to the same period in 2012. The reduction in salt margins was largely a result of higher than expected activity during the six months ended June 30, 2012, with additional salt shipments required by our customers needing to store more volumes to meet their purchase obligations. This “overhang” of salt supply resulted in lower deliveries to our facilities during the six months ended June 30, 2013, despite the generally higher demand associated with the more severe weather conditions. The reduction in gypsum margins for the six months ended June 30, 2013 as compared to the same period in 2012 was a combination of an increase/shift of handling activities during the three months ended December 31, 2012 (which decreased the activity for the six months ended June 30, 2013) by a key customer and the short-term deferral of planned volumes by another. The lower petroleum coke margins for the six months ended June 30, 2013 resulted from the timing of shipments as compared to the same period in 2012.

Other Operations

Sales from our other operations were $10.1 million and $4.3 million for the six months ended June 30, 2013 and 2012, respectively, representing an increase of $5.8 million, or 133%. Of this increase $5.3 million was due to the commercial trucking activities of Kildair, our Canadian subsidiary that was fully consolidated beginning October 1, 2012, and $0.5 million due to an increase in coal marketing sales for the six months ended June 30, 2013 as compared to the same period in 2012.

Gross margins from our other operations were $2.4 million and $0.9 million for the six months ended June 30, 2013 and 2012, respectively. The $1.5 million increase, or 173%, was primarily due to the commercial trucking activities of Kildair, our Canadian subsidiary that was fully consolidated beginning October 1, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Our results of operations for the year ended December 31, 2012 reflect increasing sales volume and net sales and decreasing unit gross margin in our refined products segment, declining volume, net sales and unit gross margin in our natural gas segment and decreasing volumes and increasing net sales and gross margin in our materials handling segment.

Adjusted gross margin for the year ended December 31, 2012 reflects decreasing adjusted unit gross margin for refined products and increasing adjusted unit gross margin for natural gas.

	Year Ended December 31,		Increase/(Decrease)
	2012	2011	$	%
	(in thousands, except unit gross margin and adjusted unit gross margin)
Volumes:
Refined products (gallons)	1,251,852	1,246,728	5,124	*
Natural gas (MMBtus)	49,417	50,741	(1,324)	(3)%
Materials handling (short tons)	2,595	2,425	170	7%
Materials handling (gallons)	248,514	265,188	(16,674)	(6)%
Other operations (short tons)	136	151	(15)	(10)%
Net Sales:
Refined products	$3,757,859	$3,456,284	$301,575	9%
Natural gas	242,006	300,223	(58,217)	(19)%
Materials handling	32,536	28,459	4,077	14%
Other operations	11,506	12,461	(955)	(8)%

Total net sales	$4,043,907	$3,797,427	$246,480	6%

Gross Margin:
Refined products	$77,256	$105,145	$(27,889)	(27)%
Natural gas	9,191	23,824	(14,633)	(61)%
Materials handling	32,320	28,371	3,949	14%
Other operations	2,788	1,370	1,418	104%

Total gross margin	$121,555	$158,710	$(37,155)	(23)%

Unit Gross Margin:
Refined products	$0.062	$0.084	$(0.022)	(26)%
Natural gas	$0.186	$0.470	$(0.284)	(60)%
Adjusted Gross Margin:
Refined products	$77,480	$97,031	$(19,551)	(20)%
Natural gas	26,844	22,710	4,134	18%
Materials handling	32,320	28,371	3,949	14%
Other operations	2,788	1,370	1,418	104%

Total adjusted gross margin	$139,432	$149,482	$(10,050)	(7)%

Adjusted Unit Gross Margin:
Refined products	$0.062	$0.078	$(0.016)	(21)%
Natural gas	$0.543	$0.448	$0.095	21%

*	Not meaningful

Refined Products

Refined products net sales were $3.8 billion and $3.5 billion for the years ended December 31, 2012 and 2011, respectively. Excluding the non-contributed Canadian operations net sales of $164.5 million for the year ended December 31, 2012, the refined products net sales increase of $137.1 million, or 4%, was driven primarily by higher refined products commodity prices. The average refined product price per gallon was approximately 8% higher during the year ended December 31, 2012 as compared to the same period in 2011. This increase was partially offset by decreased refined products sales volumes. Excluding the non-contributed Canadian operations sales volumes of 106.2 million gallons for the year ended December 31, 2012, refined products sales volumes were 1.1 billion gallons and 1.2 billion gallons for the years ended December 31, 2012 and 2011, respectively. Distillate demand decreased 10% period over period resulting in a decrease of 95.1 million gallons of distillate oil sales volumes for the year ended December 31, 2012 as compared to the same period in 2011. The distillate sales volume reduction was mostly due to a decline in diesel sales volume, though the heating oil and other distillate sales volumes were also lower. The lower diesel sales volume was largely due to the loss of a large transit contract, with some other smaller contract reductions also contributing to the reduction. The lower heating oil sales volume was a result of the much milder weather conditions, particularly in the three months ended March 31, 2012, with heating degree days 8% lower for the year ended December 31, 2012 as compared to the same period in 2011. Although heating oil sales volumes were lower, the percentage reduction was less than the drop in degree days. Residual fuel oil sales volumes decreased approximately 11.0 million gallons, or 14%, for the year ended December 31, 2012 as compared to the same period in 2011 with key factors including conversion of a large customer to LNG, other boiler conversions to natural gas and biomass, and the warmer weather conditions. Gasoline sales volumes increased by approximately 5.0 million gallons, or 2%, for the year ended December 31, 2012 as compared to the same period in 2011, primarily due to increased contractual sales volumes associated with government accounts.

Excluding the non-contributed Canadian operations gross margin of $0.5 million for the year ended December 31, 2012, refined products gross margin was $76.8 million and $105.1 million for the years ended December 31, 2012 and 2011, respectively. Excluding the non-contributed Canadian operations adjusted gross margin of $0.5 million for the year ended December 31, 2012, refined products adjusted gross margin was $77.0 million and $97.0 million for the year ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, refined products adjusted gross margin was $0.2 million higher than refined products gross margin due to unrealized hedging losses and $8.1 million lower than refined products gross margin due to unrealized hedging gains, respectively.

The refined products adjusted gross margin decrease of $20.0 million, or 21%, was primarily due to lower adjusted unit gross margins which reduced adjusted gross margin by $12.2 million, and lower refined products sales volumes which reduced adjusted gross margin by $7.8 million, in each case as compared to the same period in 2011. The primary factor in the decline in the refined products adjusted gross margin in 2012 compared to 2011 was the deteriorating market structure to hold distillate inventory. During 2012 the average distillate market structure as measured by the difference in the prompt and second month NYMEX heating oil prices was essentially flat, providing limited opportunity to benefit from holding inventory. In 2011, this price difference averaged nearly $0.01/gallon in contango, providing more opportunity to benefit from carrying hedged inventory. In addition to the lower adjusted gross margin opportunities due to the market structure, refined products marketing adjusted gross margin contribution was also lower for distillates, with increased adjusted unit gross margin only partially offsetting the reduced sales volumes. Gasoline marketing adjusted gross margin contribution essentially offset the decline in distillate marketing adjusted gross margin, due to gains in both sales volume and unit margins for the year ended December 31, 2012 as compared to the same period in 2011. Heavy oil adjusted gross margin was comparable for the years ended December 31, 2012 and 2011.

Natural Gas

Natural gas net sales were $242.0 million and $300.2 million for the years ended December 31, 2012 and 2011, respectively. The natural gas net sales decrease of $58.2 million, or 19%, was driven primarily by lower commodity prices as the average natural gas marketing price per MMBtu was approximately 17% lower during the year ended December 31, 2012 as compared to the same period in 2011. The weaker natural gas price environment was due in part to the growing domestic supplies of natural gas. In addition, natural gas sales volumes decreased 3% for the year ended December 31, 2012 as compared to the same period in 2011, due to the milder weather experienced in the three months ended March 31, 2012.

Natural gas gross margin was $9.2 million and $23.8 million for the years ended December 31, 2012 and 2011, respectively. Natural gas adjusted gross margin was $26.8 million and $22.7 million for the years ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, natural gas adjusted gross margin was $17.7 million higher than natural gas gross margin due to unrealized hedging losses and $1.1 million lower than natural gas gross margin due to unrealized hedging gains, respectively.

The natural gas adjusted gross margin increase of $4.1 million, or 18%, was driven primarily by an increase in adjusted unit gross margins which increased adjusted gross margin by $4.7 million, and lower natural gas sales volume which reduced adjusted gross margin by $0.6 million, in each case for the year ended December 31, 2012 as compared to the same period in 2011. The increase in natural gas adjusted unit gross margin was primarily driven by optimization opportunities associated with third party pipeline capacity that was under Sprague’s operating control.

Materials Handling

Materials handling net sales were $32.5 million and $28.5 million for the years ended December 31, 2012 and 2011, respectively. The materials handling net sales increase of $4.1 million, or 14%, is primarily due to an increase in materials handling net sales in dry bulk activities including salt, gypsum and petcoke for the year ended December 31, 2012 as compared to the same period in 2011.

Materials handling gross margin was $32.3 million and $28.4 million for the years ended December 31, 2012 and 2011, respectively. Similar to the materials handling net sales, the materials handling gross margin increase of $3.9 million, or 14%, was primarily due to an increase in materials handling net sales in dry bulk activities including salt, gypsum and petcoke for the year ended December 31, 2012 as compared to the same period in 2011.

Other Operations

Net sales from our other operations were $11.5 million and $12.5 million for the years ended December 31, 2012 and 2011, respectively representing an overall decrease of $1.0 million, or 8%. Net sales from our other operations increased by $2.6 million due to the commercial trucking activities of Kildair, our Canadian subsidiary that was fully consolidated beginning October 1, 2012, and decreased by $3.6 million, or 29%, due to lower coal marketing net sales. Coal marketing net sales decreased due both to a decrease in coal commodity prices and a reduction in coal marketing sales volumes of 10% for the year ended December 31, 2012 as compared to the same period in 2011.

Gross margin from our other operations were $2.8 million and $1.4 million for the year ended December 31, 2012 and 2011, respectively, representing an increase of $1.4 million, or 104%. Of the $1.4 million increase, $0.7 million was due to the commercial trucking activities of Kildair, our Canadian subsidiary that was fully consolidated beginning October 1, 2012, and $0.7 million was due to stronger coal marketing unit gross margins for the year ended December 31, 2012 as compared to the prior year.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Our results of operations for the year ended December 31, 2011 reflect increasing net sales and relatively flat volume and unit gross margin in our refined products segment, declining volume and net sales against increasing unit gross margin in our natural gas segment, and increasing volumes and declining net sales and gross margin in our materials handling segment.

Adjusted gross margin for the year ended December 31, 2011 reflects decreasing adjusted unit gross margin for refined products and increasing adjusted unit gross margin for natural gas.

	Year Ended December 31,		Increase/(Decrease)
	2011	2010	$	%
	(in thousands, except unit gross margin and adjusted unit gross margin)
Volumes:
Refined products (gallons)	1,246,728	1,251,474	(4,746)	*
Natural gas (MMBtus)	50,741	52,012	(1,271)	(2)%
Materials handling (short tons)	2,425	2,324	101	4%
Materials handling (gallons)	265,188	253,596	11,592	5%
Other operations (short tons)	151	162	(11)	(7)%

Net Sales:
Refined products	$3,456,284	$2,427,338	$1,028,946	42%
Natural gas	300,223	343,168	(42,945)	(13)%
Materials handling	28,459	27,494	965	4%
Other operations	12,461	19,191	(6,730)	(35)%

Total net sales	$3,797,427	$2,817,191	$980,236	35%

Gross Margin:
Refined products	$105,145	$103,987	$1,158	1%
Natural gas	23,824	6,645	17,179	259%
Materials handling	28,371	27,490	881	3%
Other operations	1,370	2,768	(1,398)	(51)%

Total gross margin	$158,710	$140,890	$17,820	13%

Unit Gross Margin:
Refined products	$0.084	$0.083	$0.001	1%
Natural gas	$0.470	$0.128	$0.342	267%

Adjusted Gross Margin:
Refined products	$97,031	$99,746	$(2,715)	(3)%
Natural gas	22,710	6,238	16,472	264%
Materials handling	28,371	27,490	881	3%
Other operations	1,370	2,768	(1,398)	(51)%

Total adjusted gross margin	$149,482	$136,242	$13,240	10%

Adjusted Unit Gross Margin:
Refined products	$0.078	$0.080	$(0.002)	(3)%
Natural gas	$0.448	$0.120	$0.328	273%

*	Not meaningful

Refined Products

Refined products net sales were $3.5 billion and $2.4 billion for the years ended December 31, 2011 and 2010, respectively. The refined products net sales increase of $1.0 billion, or 42%, was driven primarily by higher refined products commodity prices. The average refined product price per gallon was approximately 43% higher during the year ended December 31, 2011 as compared to the same period in 2010. Refined products net sales volumes remained relatively unchanged and were 1,247 million gallons and 1,251 million gallons for the years ended December 31, 2011 and 2010, respectively. Gasoline sales volumes increased by approximately 28.0 million gallons, or 12%, for the year ended December 31, 2011 as compared to the same period in 2010 primarily due to increased sales volumes to gasoline customers in New York, Connecticut and the Mid-Atlantic states. Distillate demand decreased 4% period over period resulting in a decrease of 35.3 million gallons of distillate oil sales volumes for the year ended December 31, 2011 as compared to the same period in 2010. Although heating degree days were slightly up 2.7% year over year, continued conservation measures taken by heating oil customers resulted in lower distillate demand. Residual fuel oil sales volumes increased approximately 2.6 million gallons, or 3%, for the year ended December 31, 2011 as compared to the same period in 2010 primarily due to increased bunker fuel sales.

Refined products gross margin was $105.1 million and $104.0 million for the years ended December 31, 2011 and 2010, respectively. Refined products adjusted gross margin was $97.0 million and $99.7 million for the year ended December 31, 2011 and 2010, respectively. For the years ended December 31, 2011 and 2010, refined products adjusted gross margin was lower than refined products gross margin due to unrealized hedging gains of $8.1 million and $4.2 million, respectively.

The refined products adjusted gross margin decrease of $2.7 million, or 3%, was primarily due to lower adjusted unit gross margins which reduced adjusted gross margin by $2.3 million, and slightly lower refined products sales volumes which reduced adjusted gross margin by $0.4 million, in each case as compared to the same period in 2010. The decline in the refined products adjusted gross margin in 2011 compared to 2010 was largely driven by a less attractive market to hold distillate inventory. The deteriorating market conditions were due to a combination of higher market prices which increased working capital requirements and the lower distillate carry structure in the market. Indicative of this less attractive market environment, average prompt month NYMEX heating oil prices increased by 38% in 2011, whereas the average contango as measured by the difference in the prompt and second month NYMEX heating oil prices was reduced by more than 50%. Although marketing sales volumes for key distillate products in 2011 were comparable and margins on these sales were higher, these gains were more than offset by the lower returns due to the worsening distillate structure in the market. In addition to the lower overall returns on distillate products, the margins on residual fuels were also lower in 2011. Contributing to the lower residual fuel oil returns was a general weakening of the higher sulfur inventory prices compared to the lower sulfur residual fuels typically used for the inventory hedges. In contrast to the lower distillate and residual fuel oil returns in 2011, margins on gasoline increased, as both volumes and unit margins improved. Although the gasoline market was more heavily backwardated in 2011, because our gasoline inventory is modest, the less attractive market pricing structure for hedging gasoline inventory was not material and more than offset by the higher marketing returns. Slightly lower refined products sales volumes decreased adjusted gross margin due to decreased distillate sales volumes due primarily to conservation measures taken by heating oil customers that were partially offset by increased gasoline sales volumes to customers in New York, Connecticut and the Mid-Atlantic states for the year ended December 31, 2011 as compared to the same period in 2010.

Natural Gas

Natural gas net sales were $300.2 million and $343.2 million for the years ended December 31, 2011 and 2010, respectively. The natural gas net sales decrease of $42.9 million, or 13%, was driven primarily by lower commodity prices as the average natural gas marketing price per MMBtu was approximately 10% lower during the year ended December 31, 2011 as compared to the same period in 2010. The weaker natural gas price environment was due in part to the growing domestic supplies of natural gas. Natural gas sales volumes decreased 2% for the year ended December 31, 2011 as compared to the same period in 2010.

Natural gas gross margin was $23.8 million and $6.6 million for the year ended December 31, 2011 and 2010, respectively. Natural gas adjusted gross margin was $22.7 million and $6.2 million for the year ended December 31, 2011 and 2010, respectively. For the year ended December 31, 2011 and 2010, natural gas adjusted gross margin was $1.1 million and $0.4 million lower than natural gas gross margin due to unrealized hedging gains, respectively.

The natural gas adjusted gross margin increase of $16.5 million, or 264%, was driven primarily by an increase in adjusted unit gross margins for the year ended December 31, 2011 as compared to the same period in 2010. The increase in natural gas adjusted unit gross margin was primarily driven by the improved natural gas supply results due to the enhanced performance in meeting physical supply requirements and having substantially reduced regional basis exposure for the year ended December 31, 2011 as compared to the same period in 2010. Historically we engaged in a certain level of discretionary trading of natural gas beyond the supply balancing activities necessary to meet retail marketing requirements. During 2010 we changed our risk management practices and business strategy such that we no longer enter into natural gas discretionary trading positions, other than positions related to a legacy storage asset (0.5 Bcf capacity) under contract through March 2012. In addition, a continued shift in our customer base towards smaller commercial and industrial customers requiring additional higher margin services contributed approximately $2.1 million in additional adjusted gross margin for the year ended December 31, 2011 as compared to the same period in 2010.

Materials Handling

Materials handling net sales were $28.5 million and $27.5 million for the year ended December 31, 2011 and 2010, respectively. The materials handling net sales increase of $1.0 million, or 4%, is primarily due to increased liquid bulk activity for the year ended December 31, 2011 as compared to the same period in 2010.

Materials handling gross margin was $28.4 million and $27.5 million for the year ended December 31, 2011 and 2010, respectively. The materials handling gross margin increase of $0.9 million, or 3%, was primarily due to increased liquid bulk activities including asphalt and clay slurry (primarily due to a new clay slurry rail loading operation in Searsport, Maine), as well as gypsum dry bulk activity for the year ended December 31, 2011 as compared to the same period in 2010.

Other Operations

Coal marketing net sales were $12.5 million and $19.2 million for the year ended December 31, 2011 and 2010, respectively. The coal marketing net sales decrease of $6.7 million, or 35%, is due both to a decrease in coal commodity prices and a reduction of coal marketing sales volume of 7% for the year ended December 31, 2011 as compared to the same period in 2010.

Coal marketing gross margin was $1.4 million and $2.8 million for the year ended December 31, 2011 and 2010, respectively. Coal marketing gross margin decreased due to a combination of lower sales volumes and unit gross margin.

Operating Costs and Expenses

The following table presents our operating expenses and selling, general and administrative expenses for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010.

	Six MonthsEnded June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	($ in thousands)
Operating expenses	$27,600	$22,106	$47,054	$42,414	$41,102
Selling, general and administrative expenses	$27,056	$22,500	$46,449	$46,292	$40,625
Write-off of deferred offering costs	$—	$—	$8,931	$—	$—
Depreciation and amortization	$8,437	$4,965	$11,665	$10,140	$10,531

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

	Six Months Ended June 30,		Increase/(Decrease)
	2013	2012	$	%
	($ in thousands)
Operating expenses	$27,600	$22,106	$5,494	25%
Selling, general and administrative expenses	$27,056	$22,500	$4,556	20%
Depreciation and amortization	$8,437	$4,965	$3,472	70%

Operating Expenses. Operating expenses for the six months ended June 30, 2013 increased $5.5 million, or 25%, as compared to the six months ended June 30, 2012 primarily due to the inclusion of $5.6 million of Kildair’s operating expenses, which consisted primarily of terminal and trucking salaries and benefits, maintenance, utilities and other costs. Operating expenses decreased by $0.8 million due to lower costs associated with third party fees related to materials handling operations and increased by $0.7 million due to higher energy costs and salary related expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the six months ended June 30, 2013, increased $4.6 million, or 20%, as compared to the six months ended June 30, 2012, primarily due to increased discretionary incentive compensation of $2.6 million as a result of higher earnings performance and the inclusion of Kildair’s expenses of $2.6 million, which consisted primarily of salaries and benefits and other expenses.

Depreciation and Amortization. Depreciation and amortization for the six months ended June 30, 2013 increased $3.5 million, or 70% as compared to the six months ended June 30, 2012. Of this increase $3.8 million was due to the inclusion of Kildair’s depreciation expense.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year Ended December 31,		Increase/(Decrease)
	2012	2011	$	%
	($ in thousands)
Operating expenses	$47,054	$42,414	$4,640	11%
Selling, general and administrative expenses	$46,449	$46,292	$157	*
Write-off of deferred offering costs	$8,931	—	$8,931	*
Depreciation and amortization	$11,665	$10,140	$1,525	15%

*	Not meaningful

Operating Expenses. Operating expenses for the year ended December 31, 2012 increased $4.6 million, or 11%, as compared to the year ended December 31, 2011. Of this increase, $3.3 million was related to Kildair’s operating expenses which consisted primarily of terminal and trucking salaries and benefits, maintenance, utilities and other costs and $1.4 million was attributed to additional stockpile expenses due to increased material handling activity.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2012 increased $0.2 million, or less than 1%, as compared to the year ended December 31, 2011. Selling, general and administrative expenses for the year ended December 31, 2012 included approximately $1.2 million related to Kildair which consisted primarily of salaries and benefits, insurance and other expenses. Other changes included an increase of salaries and related costs of $1.8 million primarily offset by a decrease of $3.2 million of discretionary incentive compensation.

Write-off of Deferred Offering Costs. During the year ended December 31, 2012, deferred offering costs of $8.9 million were charged against earnings due to an extended delay in the timing of this offering. The total charge included $6.5 million of offering costs previously deferred as of December 31, 2011 and $2.4 million of deferred offering costs incurred during the year ended December 31, 2012.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2012 increased $1.5 million, or 15% as compared to the year ended December 31, 2011. Of this increase $1.8 million was due to Kildair’s depreciation. Kildair’s operating results are fully consolidated beginning October 1, 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Year Ended December 31,		Increase/(Decrease)
	2011	2010	$	%
	($ in thousands)
Operating expenses	$42,414	$41,102	$1,312	3%
Selling, general and administrative expenses	$46,292	$40,625	$5,667	14%
Depreciation and amortization	$10,140	$10,531	$(391)	(4)%

Operating Expenses. Operating expenses for the year ended December 31, 2011 increased $1.3 million, or 3%, as compared to the year ended December 31, 2010, primarily due to higher employee related costs. Employee wages increased $0.8 million due to annual wage increases and higher overtime. In addition, employee benefits increased $0.5 million primarily due to rising health insurance costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2011 increased $5.7 million, or 14%, as compared to the year ended December 31, 2010, primarily due to higher discretionary incentive compensation of $2.0 million as a result of higher earnings performance, higher employee benefit costs of $0.8 million primarily due to rising health insurance costs, increases of salaries of $0.6 million primarily due to annual wage increases and new hires in association with our initial public offering and increasing legal fees of $0.6 million primarily due to general corporate and acquisition activities.

Interest Expense, Net, Equity in Net (Loss) Income of Foreign Affiliate and Gain on Acquisition of Business

The following table presents our interest expense, net and equity in net income (loss) of foreign affiliate for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	($ in thousands)
Interest expense, net	$14,379	$11,110	$23,426	$23,294	$21,394
Equity in net income (loss) of foreign affiliate	$—	$2,352	$(1,009)	$3,622	$(2,123)
Gain on acquisition of business	$—	$—	$1,512	$6,016	$—

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

	Six Months Ended June 30,		Increase/(Decrease)
	2013	2012	$	%
	($ in thousands)
Interest expense, net	$14,379	$11,110	$3,269	29%
Equity in net (loss) income of foreign affiliate	$—	$2,352	$(2,352)	*

*	Not meaningful

Interest Expense, net. Interest expense, net for the six months ended June 30, 2013 increased $3.3 million, or 29%, as compared to the six months ended June 30, 2012. Of this increase, $1.6 million was related to Kildair which was fully consolidated beginning on October 1, 2012 and $1.7 million was primarily due to higher average balances for acquisition related borrowings.

Equity in Net (Loss) Income of Foreign Affiliate. The equity in net income of our foreign affiliate for the six months ended June 30, 2012, was $2.4 million. For the year ended December 30, 2011 and through September 30, 2012, we recorded the activity of Kildair as an equity investment in a foreign affiliate. Kildair was fully consolidated beginning on October 1, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year Ended December 31,		Increase/(Decrease)
	2012	2011	$	%
	($ in thousands)
Interest expense, net	$23,426	$23,294	$132	1%
Equity in net (loss) income of foreign affiliate	$(1,009)	$3,622	$(4,631)	(128)%
Gain on Acquisition of Business	$1,512	$6,016	$(4,504)	(75)%

*	Not meaningful

Interest Expense, Net. Interest expense, net for the year ended December 31, 2012 increased $0.1 million, or 1%. Interest expense, net included an increase of approximately $1.2 million related to Kildair which was fully consolidated beginning October 1, 2012, and increased interest expense of $0.6 million due to higher average balances of acquisition related borrowings, and approximately $1.7 million in increased fees and other costs, offset by a reduction in interest expense of approximately $3.4 million primarily due to decreased borrowing levels as a result of lower average inventory levels in 2012 as compared to the same period in 2011.

Equity in Net (Loss) Income of Foreign Affiliate. The equity in earnings in our foreign affiliate for the year ended December 31, 2012 was a loss of $1.0 million as compared to net income of $3.6 million for the year ending December 31, 2011. The equity in earnings in our foreign affiliate for the year ended December 31, 2012 represents the equity in earnings through September 30, 2012, prior to full consolidation of the operating results beginning on October 1, 2012. Equity in earnings for this period decreased due to basis losses on residual oil hedge positions and lower margins associated with residual fuel oil sales as compared to the year ended December 31, 2011.

Gain on Acquisition of Business. During the year ended December 31, 2012, we recognized a gain of $1.5 million as a result of re-measuring to fair value our 50% equity interest in Kildair before the business combination in which we acquired the remaining 50% of the equity interest in Kildair. The gain was calculated as the difference between the acquisition-date fair value ($57.0 million) and the book value immediately prior to the acquisition date ($55.5 million). The fair value was determined using valuation techniques including the discounted cash flow approach and the market multiple approach (enterprise value of earnings before interest, taxes, depreciation and amortization). The discounted cash flow approach incorporated assumptions including estimated future cash flows and a discount rate that reflects consideration of risk free rates as well as market risk and is a Level 3 measure.

During the year ended December 31, 2011, we recorded a gain in connection with the purchase of an oil terminal in Rensselaer, New York for $3.4 million. In addition, we purchased approximately $4.4 million of inventory that was stored at the terminal. The fair value of the identifiable assets acquired was $13.9 million which exceeded the purchase price. As a result, we reassessed the identification, recognition and measurement of the identifiable assets and concluded that the valuation procedures and resulting Level 3 measures were appropriate. Accordingly, we recognized a gain of $6.0 million associated with the acquisition. We believe that we were able to acquire the terminal for less than fair value of its assets because of the seller’s strategic intent to exit a non-core business operation.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Year Ended December 31,		Increase/(Decrease)
	2011	2010	$	%
	($ in thousands)
Interest expense, net	$23,294	$21,394	$1,900	9%
Equity in net income (loss) of foreign affiliate	$3,622	$(2,123)	$5,745	271%
Gain on acquisition of business	$6,016	$—	$6,016		*

*	Not meaningful

Interest Expense, Net. Interest expense, net for the year ended December 31, 2011 increased $1.9 million, or 9%, to $23.3 million as compared to $21.4 million for the year ended December 31, 2010. The increase was primarily due to higher average balances for working capital borrowings due to higher refined products commodity prices and refined products inventory volumes. This was partially offset by a decrease in interest expense for the year ended December 31, 2011 of approximately $2.8 million due to interest rate swaps that were entered into in 2011 at lower fixed rates as compared to the year ended December 31, 2010.

Equity in Net Income (Loss) of Foreign Affiliate. The equity in earnings in our foreign affiliate for the year ended December 31, 2011 increased $5.7 million to $3.6 million as compared to a net loss of $2.1 million for the year ending December 31, 2010. The equity in earnings increased due to basis gains on residual oil hedge positions and higher margins associated with residual fuel oil sales.

Gain on Acquisition of Business. During the year ended December 31, 2011, we recorded a gain in connection with the purchase of an oil terminal in Rensselaer, New York for $3.4 million. In addition, we purchased approximately $4.4 million of inventory that was stored at the terminal. The fair value of the identifiable assets acquired was $13.9 million which exceeded the purchase price. As a result, we reassessed the identification, recognition and measurement of the identifiable assets and concluded that the valuation procedures and resulting measures were appropriate. Accordingly, we recognized a gain of $6.0 million associated with the acquisition. We believe that we were able to acquire the terminal for less than fair value of its assets because of the seller’s strategic intent to exit a non-core business operation.

Liquidity and Capital Resources

Liquidity

Our primary liquidity needs are to fund our working capital requirements, operating expenses, capital expenditures and quarterly distributions. Cash generated from operations and our credit agreements are our primary sources of liquidity. Because our credit agreement has a maturity date of May 28, 2014, all amount outstanding are classified as current as of June 30, 2013. At June 30, 2013, we had a net working capital deficit of approximately $(45.0) million. As of June 30, 2013, the borrowing base under our working capital facility was approximately $339.0 million, and we had approximately $211.0 million (excluding $16.9 million of outstanding letters of credit) in outstanding borrowings, providing us with approximately $111.1 million in undrawn borrowing capacity under the facility. As of June 30, 2013, we had approximately $117.4 million in outstanding borrowings under our acquisition facility, providing us with approximately $57.6 million in undrawn borrowing capacity under the facility.

We enter our seasonal peak period during the fourth quarter of each year, during which inventory, accounts receivable and debt levels increase. As we move out of the winter season at the end of the first quarter of the following year, inventory is reduced, accounts receivable are collected and converted into cash and debt is paid down. During the twelve months ended June 30, 2013, the amount that we had drawn under the working capital facility of our credit agreement fluctuated from a low of approximately $176.8 million to a high of approximately $399.6 million.

Concurrently with the closing of this offering, we expect to enter into a new credit agreement that will include a working capital facility and an acquisition facility. Immediately following the completion of this offering, we expect to have available undrawn borrowing capacity of approximately $             million and $             million under the working capital facility and the acquisition facility of our new credit agreement, respectively. We expect that, following the completion of this offering, the borrowing base for the working capital facility of our new credit agreement will be approximately $             million. Please read “—New Credit Agreement.”

We believe that, together with the net proceeds received by us in connection with this offering, we will have sufficient liquid assets, cash flow from operations and borrowing capacity under our new credit agreement to meet our financial commitments, debt service obligations, contingencies and anticipated capital expenditures. However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flow would likely have an adverse effect on our ability to meet our financial commitments and debt service obligations.

Because we intend to distribute substantially all of our cash available for distribution, our growth may not be as fast as the growth of businesses that reinvest their cash flow to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will, in large part, rely upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. Our partnership agreement does not limit our ability to issue additional units, including units ranking senior to the common units being offered under this prospectus. The incurrence of additional debt by us or our operating subsidiaries would result in increased interest expense, which in turn may also affect the amount of distributable cash flow that we have available to distribute to our unitholders.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

We have contractual obligations that are required to be settled in cash. The amounts of our contractual obligations at December 31, 2012 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	($ in thousands)
Operating lease obligations(1)	$43,895	$6,711	$12,802	$9,288	$15,094
Capital lease obligations (including interest)	8,546	1,067	2,134	2,064	3,281
Other long term liabilities	9,381	650	1,300	1,300	6,131
Credit facilities (including interest)(2)	516,855	227,891	288,964	—	—
Unsecured debt (including interest)	25,789	25,789	—	—	—
Term debt and other (including interest)	26,137	4,208	21,929	—	—
Product purchases(3)	677,006	665,847	11,159	—	—
Transportation and storage(4)	17,131	9,294	6,621	1,216	—

Total	$1,324,740	$941,457	$344,909	$13,868	$24,506

(1)	We have leases for a refined products terminal, refined products storage, maritime charters, vehicles, office and plant facilities, computer and other equipment that are accounted for as operating leases.

(2)	Amounts include principal and interest on our working capital revolving credit facility and our acquisition line revolving credit facility at December 31, 2012. The existing credit agreement has a contractual maturity of May 28, 2014 and no principal payments are required prior to that date. However, we repay amounts outstanding and borrow funds based on our working capital requirements. Therefore, the current portion of the working capital revolving credit facility included in our consolidated balance sheets is the amount we expect to pay down during the course of the year, and the long-term portion of the working capital revolving credit facility is the amount we expect to be outstanding during the entire year. Interest is calculated using the rates in effect as of December 31, 2012, and we assume a ratable payment of the current portion of the working capital revolving credit facility through the expiration date.

(3)	Product purchases include estimated purchase commitments for refined products and natural gas. The value of these future supply commitments, if not fixed in price, will fluctuate based on prevailing market prices. The prices at which we purchase refined products and natural gas are determined by reference to published market prices prevailing at the time of purchase. The value of our product purchase commitments were computed based on contractual prices.

(4)	Transportation and storage commitments include refined products throughput agreements at third-party terminals and natural gas pipeline transportation and storage agreements that have minimum usage requirements.

Capital Expenditures

Our terminals require investments to expand, upgrade or enhance existing assets and to comply with environmental and operational regulations. Our capital requirements primarily consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures represent capital expenditures made to replace assets, or to maintain the long-term operating capacity of our assets or operating income. Examples of maintenance capital expenditures are expenditures required to maintain equipment reliability, terminal integrity and safety and to address environmental laws and regulations. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as maintenance expenses as we incur them. Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our assets or our operating income whether through construction or acquisition of additional assets. Examples of expansion capital expenditures include the acquisition of equipment and the development or acquisition of additional storage capacity, to the extent such capital expenditures are expected to expand our operating capacity or our operating income. During the three years ended December 31, 2012, we incurred a total of approximately $19.8 million in maintenance capital expenditures and we spent $4.3 million for expansion and/or upgrades of our terminals. We are projecting maintenance capital expenditures for our operations of $5.9 million for the twelve months ending September 30, 2014. We anticipate that these capital expenditures will be funded with cash generated by operations. We anticipate that future expansion capital requirements will be provided through long-term borrowings or other debt financings and/or equity offerings.

Cash Flows

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(in thousands)
Net cash provided by (used in) operating activities	$118,348	$228,460	$163,129	$(43,861)	$24,997
Net cash used in investing activities	$(6,106)	$(3,682)	$(79,693)	$(17,004)	$(9,387)
Net cash (used in) provided by financing activities	$(115,435)	$(255,664)	$(111,560)	$88,882	$(17,162)

Six Months Ended June 30, 2013 and Six Months Ended June 30, 2012

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2013 was approximately $118.3 million. Our cash flow from operations was driven by net income of $11.6 million and decreases of $133.0 million in inventory and $59.0 million in accounts receivable related to the drawdown of inventory levels and conversion to cash of accounts receivable as we come out of our peak season. These increases in cash flow were offset by a decrease of $80.0 million in accounts payable and accrued liabilities, primarily related to the corresponding drawdown in inventory levels and the timing of invoice payments for product purchases.

Net cash provided by operating activities for the six months ended June 30, 2012 was approximately $228.5 million. Our cash flow from operations was impacted by the decreased heating degree days we experienced during the three months ended March 31, 2012. This decrease accelerated the timing of the effect of coming out of peak season. As a result, our cash flow from operations was driven by decreases of $188.1 million in inventory and $104.5 million in accounts receivable relating to the drawdown of inventory levels and conversion to cash of accounts receivable. These increases to cash flows were partially offset by a decrease of $92.2 million in accounts payable and accrued liabilities, primarily related to the corresponding drawdown in inventory levels and the timing of invoice payments for product purchases.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2013 was approximately $6.1 million, compared to approximately $3.7 million for the six months ended June 30, 2012. During both periods, the net cash used in investing activities was primarily related to terminal capital expenditure projects. During the six months ended June 30, 2013, we received approximately $1.9 million in proceeds from an insurance settlement related to hurricane damage to our predecessor’s property in Oceanside, New York, resulting in a gain of approximately $0.8 million. This property will not be a part of our assets following this offering.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2013 was approximately $115.4 million and primarily resulted from $101.9 million of payments under our credit agreement as a result of coming out of peak season and a dividend of $22.5 million to Axel Johnson.

Net cash used in financing activities for the six months ended June 30, 2012 was approximately $255.7 million and primarily resulted from $228.3 million of repayments of borrowings under our credit agreement as a result of coming out of peak season and a dividend of $26.9 million to Axel Johnson.

Acquisition Activities

On July 31, 2013, we purchased an oil terminal in Bridgeport, Connecticut for $20.7 million. This deep water facility includes 13 storage tanks with 1.3 million barrels of storage capacity for gasoline and distillate products, with 1.1 million barrels currently in service. The terminal will provide throughput services to third-parties for branded gasoline sales, while also expanding our marketing of refined products, both gasoline and distillate, in the Connecticut market.

This acquisition will be accounted for as a business combination and was financed with a $10.0 million equity investment made by Axel Johnson and $10.7 million of borrowings under the acquisition facility of our existing credit facility. In addition, we purchased approximately $3.5 million of inventory that was stored at the terminal. The allocation of the purchase price to the assets acquired and liabilities assumed will be finalized once fair value information is obtained.

Years Ended December 31, 2012, December 31, 2011 and December 31, 2010

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2012 was approximately $163.1 million. Our cash flow from operations was driven by a net loss of $12.8 million that was offset by a decrease of $27.2 million in derivative instruments relating to our fixed forward sales program that were converted to accounts receivable and cash collected. Our cash flow from operations was also affected by decreases of $54.4 million in inventory as liquidity improved as we managed our inventory to lower levels, $24.2 million in accounts receivable, as well as an increase of $32.5 million in accounts payable and accrued liabilities primarily related to the timing of invoice payments for product purchases.

Net cash used in operating activities for the year ended December 31, 2011 was approximately $43.9 million. Our cash flow from operations was driven by net income of $29.6 million, increases of $10.7 million in accounts payable and accrued liabilities primarily due to timing of invoice payments for product purchases, and a decrease of $19.2 million in accounts receivable. Our cash flow from operations was also affected by an increase of $73.3 million in inventory, primarily related to higher inventory levels and higher commodity prices, and an increase of $39.7 million in derivative instruments relating to our fixed forward sales program.

Net cash provided by operating activities for the year ended December 31, 2010 was approximately $25.0 million. Our cash flow from operations was driven by net income of $15.7 million and a decrease of $24.1 million in derivative instruments relating to our fixed forward sales program. These items were partially offset by an increase of $7.0 million in accounts receivable primarily related to higher commodity prices, an increase of $28.6 million in inventories primarily related to higher commodity prices and a decrease of $4.9 million in accounts payable and accrued liabilities primarily related to the timing of invoice payments for product purchases.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2012, was approximately $79.7 million and consisted primarily of $73.0 million related to our acquisition on October 1, 2012 of the remaining 50% of Kildair, a distributor of residual fuel oil and asphalt located in Eastern Canada, and $7.3 million related to capital projects.

Net cash used in investing activities for the year ended December 31, 2011, was approximately $17.0 million and consisted primarily of $7.3 million related to capital projects, $7.8 million related to an acquisition of a business in Rensselaer, New York and an advance to our foreign affiliate of approximately $2.0 million under a note agreement.

Net cash used in investing activities for the years ended December 31, 2010, was approximately $9.4 million and primarily was related to terminal capital expenditure projects.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2012 was approximately $111.6 million and primarily resulted from repayments of $107.8 million under our credit agreement and a dividend of $26.9 million paid to Axel Johnson. These payments were partially offset by borrowings of $25.0 million of unsecured debt from a third party.

Net cash provided by financing activities for the year ended December 31, 2011 was approximately $88.9 million and resulted from $116.3 million of borrowings under our credit agreement partially offset by a dividend of $26.0 million to Axel Johnson.

Net cash used in financing activities for the year ended December 31, 2010 was approximately $17.2 million and primarily resulted from repayments of $35.0 million on subordinated debt owed to Axel Johnson, repayment of $10.0 million of unsecured debt to a third party, debt issuance costs of $12.1 million and a dividend of $39.0 million paid to Axel Johnson. These payments were partially offset by borrowings of $80.1 million under our credit agreement.

New Credit Agreement

In connection with the closing of this offering, we will enter into a new revolving credit agreement having the principal terms described below. As of June 30, 2013, we had approximately $328.4 million of borrowings outstanding under our current credit agreement (consisting of approximately $211.0 million in borrowings outstanding under our working capital facility and approximately $117.4 million in borrowings outstanding under our acquisition facility).

There will be two revolving credit facilities under our new credit agreement:

•

A working capital facility of up to $750.0 million to be used for working capital loans and letters of credit in the principal amount equal to the lesser of our borrowing base and $750.0 million. Our borrowing base will be calculated as the sum of specified percentages of eligible cash collateral, eligible billed and unbilled accounts receivable, eligible inventory (reflecting hedged and unhedged positions), prepaid purchases, the net liquidating value of positions in futures accounts, eligible forward contract value, and letters of credit minus the amount of any reserves, other priority claims and owed swap amounts. Subject to certain conditions, the working capital facility may be increased by up to $200.0 million. We expect that following the completion of this offering, the borrowing base for the working capital facility of our new credit agreement will be approximately $             million.

•

An acquisition facility of up to $250.0 million to be used for loans and letters of credit to fund capital expenditures and acquisitions related to our current businesses. Loans and letters of credit outstanding under the acquisition facility generally cannot exceed 65% of the fair market value of all of our appraised fixed assets. Subject to certain conditions, the acquisition facility may be increased by up to $200.0 million.

Immediately following the completion of this offering, we expect to have available undrawn borrowing capacity of approximately $             million under our new credit agreement (consisting of approximately

$             million in undrawn borrowing capacity under the working capital facility and approximately $             million in undrawn borrowing capacity under the acquisition facility).

We and each of our subsidiaries, if not the borrower, will be a guarantor of all obligations under the new credit agreement. All obligations under our new credit agreement will be secured by substantially all of our assets and substantially all of the assets of our subsidiaries.

Indebtedness under our new credit agreement will bear interest, at our option, at a rate per annum equal to either the Eurodollar Rate (which means the LIBOR Rate as determined from the British Bankers Association) for interest periods of one, two, three or six months plus a specified margin or an Alternate Base Rate plus a specified margin. The Alternate Base Rate is the highest of (a) the prime rate of interest announced from time to time by the agent bank as its “Base Rate” (b) 0.50% per annum above the Federal Funds rate as in effect from time to time and (c) the Eurodollar Rate for 1-month LIBOR as in effect from time to time plus 1.00% per annum.

The specified margin for the working capital facility under our new credit agreement will range from 1.00% to 1.50% for loans bearing interest at the Alternate Base Rate and from 2.00% to 2.50% for loans bearing interest at the Eurodollar Rate and for letters of credit issued under the working capital facility. The specified margin will be calculated based upon how much of the working capital facility we utilize. In addition, we will incur a commitment fee based on the unused portion of the working capital facility at a rate ranging from 0.375% to 0.50% per annum.

The specified margin for the acquisition facility under our new credit agreement will range from 2.00% to 2.25% for loans bearing interest at the Alternate Base Rate and from 3.00% to 3.25% for loans bearing interest at the Eurodollar Rate and for letters of credit issued under the acquisition facility. In addition, we will incur a commitment fee on the unused portion of the acquisition facility at a rate ranging from .375% to .50% per annum. The specified margin and the commitment fee for the acquisition facility is calculated quarterly based upon our consolidated total leverage ratio.

Our new credit agreement will mature in 2018 on or about the fifth anniversary of the completion of this offering, at which point all amounts outstanding under the working capital facility and acquisition facility will become due. We will be required to make prepayments under our credit agreement at any time when the aggregate amount of the outstanding loans and letters of credit under the working capital facility exceeds the lesser of the aggregate amount of commitments in respect of such facility and the borrowing base or when the aggregate amount of outstanding loans and letters of credit under the acquisition facility exceeds the lesser of the aggregate amount of commitments in respect of such facility and 65% of the fair market value of the appraised assets. Mandatory prepayments also will be required for certain sales of our assets. All loans repaid or prepaid may be reborrowed prior to the maturity date subject to satisfaction of the applicable conditions at the time of borrowing.

Our new credit agreement will prohibit us from making distributions to unitholders if any potential default or event of default, as defined in our new credit agreement, occurs or would result from the distribution. In addition, our new credit agreement will contain various covenants that may limit, among other things, our ability to:

•	Grant liens;

•	Make certain loans or investments;

•	Incur additional indebtedness or guarantee other indebtedness;

•	Sell our assets;

•	Acquire another company; or

•	Make distributions if any event of default exists or would result therefrom.

Our new credit agreement also will contain financial covenants requiring us to maintain:

•	Minimum consolidated net working capital of $35.0 million;

•	A minimum EBITDA to consolidated fixed charge coverage ratio of 1.2 to 1.0; and

•

A maximum consolidated senior secured leverage to EBIDTA ratio of 3.5 to 1.0 with respect to the aggregate amount of borrowings outstanding under the acquisition facility plus other funded secured indebtedness; and

•

A maximum consolidated total leverage to EBITDA ratio of 4.5 to 1.0 with respect to the aggregate amount of borrowings outstanding under the acquisition facility plus bonds and debentures and other funded indebtedness.

If an event of default exists under our new credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Each of the following would be an event of default:

•	Failure to pay, when due, any principal, interest, fees or other amounts after a specific cure period;

•	Failure of any representation or warranty to be true and correct in any material respect;

•	Failure to perform or otherwise comply with the covenants in the credit agreement or in other loan documents to which we are a borrower without a waiver or amendment;

•	Any default in the performance of any obligation or condition beyond the applicable grace period relating to any other indebtedness of more than $10.0 million;

•	A judgment default for monetary judgments exceeding $10.0 million;

•	A change of control as defined below;

•	A bankruptcy or insolvency event involving us, our general partner or any of our subsidiaries; and

•	Failure of the lenders for any reason to have a first perfected security interest in the security pledged by any borrower or any of the security becomes unenforceable or invalid.

A change of control is the occurrence of any of the following events: (a) Antonia A. Johnson, together with her spouse, children, grandchildren and heirs (and any trust of which any of the foregoing (or any combination thereof) constitute at least 80% of the then current beneficiaries) cease to own and control more than 50% of the total voting power of each class of outstanding equity interests of our general partner, (b) our general partner ceases to own and control all of the general partner interests in us, and (c) we cease to own and control all of each class of outstanding equity interests of each subsidiary that is a borrower or a guarantor under our new credit agreement.

Although we anticipate our new credit agreement will be effective upon the closing of this offering, its effectiveness is subject to a number of conditions, including the retirement of debt under our current credit agreement and there being no material adverse change in our business.

Impact of Inflation

Inflation in the United States and Canada has been relatively low in recent years and did not have a material impact on our results of operations for the six months ended June 30, 2013 and for the years ended December  31, 2012, 2011 and 2010.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported net sales and expenses during the reporting period. The most significant estimates and assumptions relate to the accounting for accounts receivable and inventory allowances, fair value of derivative assets and liabilities, environmental and legal reserves, and the recovery of goodwill. Actual results could differ from these estimates. The following is a discussion of our most critical accounting estimates, judgments and uncertainties.

Derivatives

As a matter of policy, refined products and natural gas businesses utilize futures contracts, forward contracts, swaps, options and other derivatives in an effort to minimize the impact of commodity price fluctuations. On a selective basis and within our risk management policy’s guidelines, we utilize futures contracts, forward contracts, swaps, options and other derivatives to generate profits from changes in market prices.

We record all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We recognize changes in the fair value of our commodity derivative instruments currently in earnings as cost of products sold.

We do not offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts, including amounts that approximate fair value, recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

We also use interest rate swaps to convert a portion of our floating rate debt to fixed rates. These interest rate swaps are designated as cash flow hedges and the changes in fair value of the swaps are included as a component of comprehensive income and accumulated other comprehensive loss, net of tax, in our consolidated statements of stockholder’s/partner’s equity and in our consolidated balance sheets, respectively.

Our derivative instruments are recorded at fair value, with changes in fair value recognized in net income or other comprehensive income each period as appropriate. Fair value measurements are determined using the market approach and include non-performance risk and time value of money considerations. Counterparty credit is considered for receivable balances, and our credit is considered for payable balances.

We determine fair value in accordance with Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement” which established a hierarchy for the inputs used to measure the fair value of financial assets and liabilities based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using significant unobservable inputs (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value is based on the lowest significant input level within this fair value hierarchy.

Details on the methods and assumptions used to determine the fair values are as follows:

Fair value measurements based on Level 1 inputs: Measurements that are most observable and are based on quoted prices of identical instruments obtained from the principal markets in which they are traded. Closing prices are both readily available and representative of fair value. Market transactions occur with sufficient frequency and volume to assure liquidity.

Fair value measurements based on Level 2 inputs: Measurements derived indirectly from observable inputs or from quoted prices from markets that are less liquid are considered Level 2. Measurements based on Level 2 inputs include over-the-counter derivative instruments that are priced on an exchange traded curve, but have contractual terms that are not identical to exchange traded contracts. We utilize fair value measurements based on Level 2 inputs for its fixed forward contracts, over-the-counter commodity price swaps, interest rate swaps and forward currency contracts.

Fair value measurements based on Level 3 inputs: Measurements that are least observable are estimated from significant unobservable inputs determined from sources with little or no market activity for comparable contracts or for positions with longer durations.

Inventories

We value inventories at the lower of cost or market. Cost is primarily determined using the first-in, first-out method. Inventory consists of petroleum products, natural gas and coal. We use derivative instruments, primarily futures and swaps, to economically hedge substantially all of our inventory.

Goodwill

Goodwill is defined as the excess of cost over the fair value of assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but rather tested for impairment at the reporting unit level, at least annually (as of October 31st of each year), by determining the fair value of the reporting unit and comparing it with its carrying value. We have three reporting units, which are also our operating segments. After applying the discounted cash flow method (Level 3 measurement) to measure the fair value of our reporting units, we determined that there have been no goodwill impairments to date.

Net Sales and Cost of Products Sold Recognition

Revenue is recognized through refined products, natural gas and materials handling revenue-producing activities, net of non-material provisions for discounts and allowances. At the time of sale for all revenue producing activities, persuasive evidence of an arrangement exists, delivery or service has occurred, the price is determinable and collectibility is reasonably assured. Refined products revenue-producing activities include direct sales to customers including throughput and exchange locations. Revenue is recognized when the product is delivered. Revenue is not recognized on exchange agreements, which are entered into primarily to acquire refined products by taking delivery of products closer to the end markets. Any net differentials or fees for exchange agreements are recorded as cost of goods sold. Natural gas revenue-producing activities are direct sales to customers at various points on natural gas pipelines or at local distribution companies (i.e., utilities). Revenue is recognized when the product is delivered. Materials handling service revenue is recognized monthly over the contractual service period or when the service is rendered.

The allowance for doubtful accounts is recorded to reflect the ultimate realization of our accounts receivable and includes the assessment of customers’ creditworthiness and the probability of collection. The allowance is comprised of specifically identified accounts at risk and an amount determined based on historical collection experience.

Shipping costs that occur at the time of sale are included in cost of product sold. Various excise taxes are collected at the time of sale and remitted to authorities and are recorded on a net basis in cost of products sold.

Recent Accounting Pronouncements

The following is a summary of recent significant accounting policies we considered in the preparation of historical financial statements included with this prospectus.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which amends ASC 220, “Comprehensive Income.” The amended guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. Additionally, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amended guidance does not change the current requirements for reporting net income or other comprehensive income. We adopted this ASU as of January 1, 2013 and it did not have a material impact on our consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross and net information about these instruments. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. We adopted ASU 2011-11 as of January 1, 2013 and it did not have a material impact on our consolidated financial statements, but did result in additional disclosure regarding fair value measurement.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risks to which we are exposed are commodity risk and interest rate risk. We utilize various derivative instruments to manage exposure to commodity risk and forward starting swaps to manage exposure to interest rate risk.

Commodity Price Risk

We use various financial instruments to hedge our commodity price risk. We sell our refined products and natural gas primarily in the Northeast. This geographic focus is a key factor in how we choose the most appropriate financial instruments to hedge our positions.

We hedge our refined product positions primarily with a combination of futures contracts that trade on the New York Mercantile Exchange, or NYMEX, and fixed-for-floating price swaps that are bilateral contracts that are traded “over-the-counter.” Although there are some notable differences between futures and the fixed-for-floating price swaps, both can provide a fixed price while the counterparty receives a price that fluctuates as market prices change. As indicated in the table below, we primarily use futures contracts to hedge light oil transactions and swaps contracts for residual fuel oils futures contracts. There are no residual fuel oil futures contracts that actively trade in the United States. Each of the financial instruments trade by month for many months forward, allowing us the ability to hedge future contractual commitments.

Product Group	Primary Financial Hedging Instrument
Gasolines	NYMEX RBOB futures contract
Distillates	NYMEX Heating Oil (HO) futures contract
Residual Fuel Oils	New York Harbor 1% Sulfur Residual Fuel Oil Swaps

In addition to the financial instruments listed above, we sometimes use the ethanol futures contract that trades on the Chicago Board of Trade, or CBOT, to hedge ethanol that is used for blending into our gasoline. This ethanol contract is based on Chicago delivery.

For natural gas, there are no quality differences that need to be considered when hedging. Our primary hedging requirements relate to fixed price and basis (location) exposure. We largely hedge our natural gas fixed price exposure using fixed-for-floating price swaps that trade on the ICE with the prices based on the Henry Hub location near Erath, Louisiana. The Henry Hub is the most active natural gas trading location in the United States. Although we typically use swaps, there is also an actively traded NYMEX Henry Hub natural gas futures contract that we can use. We primarily use ICE basis swaps as the key financial instrument type to hedge our natural gas basis risk. Similar to the natural gas futures and ICE Henry Hub swaps, basis swaps for major locations trade actively for many months. These swaps are financially settled, typically using prices quoted by Platts.

We also directly hedge our price exposure in oil and natural gas physically by using forward purchases or sales.

The following table presents total realized and unrealized (losses) and gains on derivative instruments utilized for commodity risk management purposes. Such amounts are included in cost of products sold for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Refined products contracts	$12,063	$3,562	$(7,238)	$(34,471)	$(22,773)
Natural gas contracts	(10,212)	765	(19,580)	(377)	(16,202)

Total	$1,851	$4,327	$(26,818)	$(34,848)	$(38,975)

Substantially all of our commodity derivative contracts outstanding as of June 30, 2013 will settle prior to December 31, 2014.

Interest Rate Risk

We enter into interest rate swaps to manage exposures in changing interest rates. We swap the variable LIBOR interest rate payable under our credit agreement for fixed LIBOR interest rates. These interest rate swaps meet the criteria to receive cash flow hedge accounting treatment. Counterparties to our interest rate swaps are large multi-national banks and we do not believe there is a material risk of counterparty nonperformance. At June 30, 2013, the notional value of our cash flow hedges was composed of base notional amounts of $210.0 million expiring through 2015. Additionally, we may enter into seasonal swaps which are intended to manage our increase in borrowings during the winter, as a result of higher inventory and accounts receivable levels. Borrowings under our new credit agreement will bear interest, at our option, at a rate per annum equal to the Eurodollar Rate (which means the LIBOR Rate as determined from indices from the British Bankers Association) and the Alternate Base Rate which means the highest of (a) the prime rate of interest announced from time to time by the agent as its “Base Rate,” (b) 0.50% per annum above the Federal Funds Rate as in effect from time to time and (c) the Eurodollar Rate for 1-month LIBOR as in effect from time to time plus 1.00% per annum, depending on which facility is being used. During the two year period ended June 30, 2013, we hedged approximately 46% of our floating rate debt with fixed-for-floating interest rate swaps. We report unrealized gains and losses on the interest rate swaps as a component of accumulated other comprehensive gain or loss, net of taxes, which is reclassified to earnings as interest expense when payments are made.

We expect to continue to utilize interest rate swaps to manage our exposure to LIBOR interest rates. The new credit agreement will represent an amendment and restatement of our existing credit agreement, and our ability to utilize LIBOR borrowings will not change as a result of entering into the new credit agreement. Accordingly, we do not expect our entering into the new credit agreement to have any impact on our accounting for the existing interest rate swap agreements. At June 30, 2013, we held six interest rate swap agreements with a notional value of $210.0 million. The cash flow hedges at June 30, 2013 expire at various dates through January 2015.

Derivative Instruments

The following tables present all of our financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2013:

	As of June 30, 2013
	Fair Value Measurement	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial assets:
Commodity exchange contracts	$496	$496	$—	$—
Commodity fixed forwards	34,924	—	34,924	—
Commodity swaps and options	1,859	—	1,859	—

Commodity derivatives	37,279	496	36,783	—
Currency swaps	57	—	57	—

Total	$37,336	$496	$36,840	$—

Financial liabilities:
Commodity fixed forwards	$23,102	$—	$23,102	$—
Commodity swaps and options	235	—	235	—

Commodity derivatives	23,337	—	23,337	—
Interest rate swaps	4,757	—	4,757	—
Currency swaps	1,293	—	1,293	—

Total	$29,387	$—	$29,387	$—

Market and Credit Risk

The risk management activities for our refined products and natural gas segments involve managing exposures to the impact of market fluctuations in the price and transportation costs for commodities through the use of derivative instruments. The volatility of prices for energy commodities can be significantly influenced by market liquidity and changes in seasonal demand, weather conditions, transportation availability, and federal and state regulations. We monitor and manage our exposure to market risk on a daily basis in accordance with approved policies.

We maintain a control environment under the direction of our chief risk officer through our risk management policy, processes and procedures, which our senior management has approved. Controls include volumetric and value at risk limits on discretionary positions as well as contract term limits. Our chief risk officer must approve the use of new instruments or new commodities. Risk limits are monitored and reported daily to senior management. Our risk management department also performs independent verifications of sources of fair values. These controls apply to all of our commodity risk management activities.

We use value at risk to monitor and control commodity price risk within our risk management activities. The value at risk model uses both linear and simulation methodologies based on historical information, with the results representing the potential loss in fair value over one day at a 95% confidence level. Results may vary from time to time as hedging coverage, as well as market pricing levels and volatility, change. results representing the potential loss in fair value over one day at a 95% confidence level. Results may vary from time to time as hedging coverage, as well as market pricing levels and volatility, change.

The following table presents the value at risk for our refined products and natural gas marketing and risk management commodity derivatives activities:

	Refined Products		Natural Gas
	2012	2011	2012	2011
	(in thousands)		(in thousands)
At December 31	$105	$249	$326	$167
Average	229	307	192	117
High	498	782	573	466
Low	54	116	49	39

Our treasury department is responsible for administering interest rate hedging programs.

We have a number of financial instruments that are potentially at risk including cash and cash equivalents, receivables and derivative contracts. Our primary exposure is credit risk related to our receivables and counterparty performance risk related to the fair value of derivative assets, which is the loss that may result from a customer’s or counterparty’s non-performance. We use credit policies to control credit risk, including utilizing an established credit approval process, monitoring customer and counterparty limits, employing credit mitigation measures such as analyzing customer financial statements, and accepting personal guarantees and various forms of collateral. We believe that our counterparties will be able to satisfy their contractual obligations. Credit risk is limited by the large number of customers and counterparties comprising our business and their dispersion across different industries.

Cash is held in demand deposit and other short-term investment accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. We have not experienced any losses on such accounts.

INDUSTRY

We participate in the refined products, natural gas and materials handling industries. The discussion below provides a high level overview of each of these industries. The majority of our customer base is located in the Northeast. The data used in many of the tables and illustrations below are based on a combination of New England and New York (NE/NY) data.

Refined Products

The oil industry is commonly divided into three sectors: (1) the “upstream” sector, which is primarily comprised of the exploration and production of crude oil; (2) the “downstream” sector, which includes the refining of crude oil along with all other related activities through sales of refined products to end users; and (3) the “midstream” sector, which is often combined with downstream and focuses largely on services relating to the downstream sector such as storage, transportation and distribution of crude oil and refined products. The industry discussion below covers only U.S. midstream and downstream activities starting with refining. In general, a range of refined products is produced from the refineries which are then primarily distributed in bulk by various means to the geographical areas in which the products will be consumed. A combination of storage and various distribution activities are then used to ultimately deliver the refined products to end users.

Refining

The United States has an extensive refinery system that produces the bulk of the refined products used domestically. Although the specific configuration of refineries varies significantly, in general, the primary feedstock to most oil refineries is a mix of crude oils, with the output being a range of refined products of varying qualities. Refineries produce various finished products that meet requisite product quality characteristics as well as other unfinished products that require further processing or blending prior to use. A range of measures are used to ensure satisfactory product quality, including specifications for gravity, sulfur, octane, flash point, cetane and viscosity. The requisite qualities vary depending on the particular product and application.

Finished products include (1) “light oils” such as gasoline and distillates, including heating oil, kerosene, aviation fuel and diesel, and (2) “heavy oils” such as residual fuel oil and asphalt. U.S. refiners generally produce more product than is required to meet their own direct marketing obligations. The surplus product is usually sold on the market and transported out of the refinery by various means such as marine, pipeline, rail or truck. Examples of product outlets include sales to large wholesalers like us or various other outlets such as other refiners, trading companies or directly to large end users.

Although refining is a key part of the refined product supply infrastructure, the Northeast market in which we operate has a relatively small portion of the total U.S. refining capacity. This results in the Northeast being in a deficit petroleum products position, which is particularly evident in the NE/NY region where there are no operating refineries. In contrast, the U.S. Gulf Coast region, represented in part by Petroleum Administration for Defense District, or PADD, III has a substantial surplus of refining capacity and is a key source of products to meet demand requirements elsewhere in the United States, including the Northeast, as illustrated in the following table.

	2011 Products Balance (thousand barrels per day)
	Refinery and Blender Net Production	Product Supplied	Product Imbalance
New England	—	733	(733)
New York	—	654	(654)

New England / New York	—	1,387	(1,387)

PADD 1 (excluding NE/NY)(1)	3,610	4,062	(452)

Total PADD I	3,610	5,449	(1,839)

Total PADD III(2)	7,327	5,129	2,198

(1)	Other PADD I jurisdictions include Delaware, District of Columbia, Florida, Georgia, Maryland, New Jersey, North Carolina, Pennsylvania, South Carolina, Virginia and West Virginia.
(2)	PADD III includes Alabama, Arkansas, Louisiana, Mississippi, New Mexico and Texas.

Source: Energy Information Administration, March 15 & June 28, 2013: New England / New York data from State Energy Data System, or SEDS, and PADD I and PADD III from Petroleum Supply Monthly.

Products

As described above, refined products are often characterized as light or heavy oils, based loosely on the way that products are separated from crude oil by distillation and other separation processes and the associated properties of the products. The key light oils product groups are gasoline and middle distillates.

Overall demand for refined products in the United States has declined from 2006 to 2011, as illustrated in the table below. The percentage decline in the NE/NY region was even greater during this period. Factors contributing to the weakening demand include higher and more volatile prices as well as weak economic conditions. Although total U.S. demand stabilized in 2010 and 2011, consumption continued to decrease in the NE/NY region with a reduction of about 6% in 2011 compared to 2009.

Total Product Supplied

(Thousand Barrels per Day)

	New England / New York	Total United States
2006	1,624	20,688
2007	1,630	20,679
2008	1,547	19,497
2009	1,475	18,773
2010	1,447	19,181
2011	1,387	18,951

Source: Energy Information Administration SEDS, June 28, 2013.

Gasoline. Gasoline accounted for about 46% of the total U.S. petroleum product usage in 2011. This demand concentration reflects the very high per capita use of automobiles in the United States. In addition to automobiles and light trucks, gasoline is used for various off road applications such as farming and recreational vehicles. The per capita use of gasoline in the United States is substantially higher than in many other developed countries (e.g., in Europe). In those countries there is generally a more frequently used public transportation system, partly due to higher population density and a typically higher tax levied on transportation fuels. Many other countries outside of the United States also use more diesel fuel in the personal transportation sector, partly due to higher mileage rates for comparable diesel engines. The refinery configuration in the United States reflects this domestic demand pattern, with a high level of conversion capacity aimed at converting heavier components to lighter products, in particular gasoline. U.S. refineries generally produce most or all of the required U.S. gasoline supply. In 2011, the United States was a net exporter of gasoline. Gasoline supplies are typically delivered to terminals in the United States by pipeline, barge or truck, with deliveries to retail stations primarily made by truck.

Much of the gasoline consumed in the United States now includes ethanol due to federal mandate, typically at a concentration of approximately 10%. Gasoline is typically sold at retail locations based on octane level (e.g., regular, mid-grade or premium), with the higher octane levels commanding a higher price. Another key quality of gasoline is volatility, with the Reid Vapor Pressure, or RVP, used as the common measure to reflect volatility. In general, a higher RVP indicates a more volatile gasoline which has a tendency to evaporate, leading to higher emissions. “Summer” and “winter” gasoline have different specifications, with lower RVP specifications used in the summer given the higher tendency to evaporate in warmer conditions. The ethanol blending and seasonal switchover of gasoline grades is carefully managed at the various terminal locations. Gasoline demand in the NE/NY region constitutes approximately 9% of total U.S. demand and has been generally declining over the past several years. Estimated demand in the NE/NY region in 2011 was over 6% lower than the 2006 level. Factors contributing to the declining demand include a high price environment, peaking in mid-2008, and periods of weak economic conditions.

The table below sets forth estimated gasoline demand in the NE/NY region and in the United States.

Gasoline Consumption

(Thousand Barrels per Day)

	New England / New York	Total United States
2006	818	9,252
2007	823	9,285
2008	796	8,989
2009	792	8,997
2010	797	8,992
2011	767	8,753

Source: Energy Information Administration, June 28, 2013: SEDS.

Distillates. Distillates include heating oil, diesel fuel, kerosene and jet fuel. Heating oil (also known as No. 2 home heating oil) and kerosene (also known as No. 1 fuel oil) are primarily used for heating purposes, with diesel and jet fuel used largely in the transportation sector. Diesel and heating oil are both part of the No. 2 fuel oil group, with a key quality difference being the sulfur content. The maximum allowable sulfur for all on-road diesel in the United States is 15 parts per million, or ppm, with this product now typically referred to as ultra low sulfur diesel, or ULSD. Although there are a range of initiatives being contemplated and underway to reduce the sulfur content in heating oil in various states, the current specifications can have a maximum of 2,000 ppm to 3,000 ppm. The maximum sulfur specification for kerosene used for home heating is typically 400 ppm, although since kerosene is often blended into ULSD in the winter to enhance cold weather performance, there is also a significant need in the winter for ultra low sulfur kerosene, or ULSK. Similar to ULSD, the ULSK must meet a 15 ppm maximum sulfur specification, given that it is blended into fuel used primarily for on-road applications. Although there are different grades of jet fuel, the most common one typically has a similar boiling range as kerosene and is part of the No. 1 fuel oil category. There are some very stringent specifications such as fluidity requirements for jet fuel, whereas the kerosene fluidity specifications are easier to meet. This strict fluidity requirement, as measured by quality tests such as cloud point, freeze point and viscosity, is due to the low temperatures in the high altitude environment in which jet fuels are commonly used.

In 2011, the largest concentration of distillate use in the NE/NY region was the transportation sector at 41% of total consumption. Residential use comprised 39% of the total consumption in 2011, reflecting the high use of home heating oil in the Northeast, partially due to the infrastructure limitations for natural gas. The bulk of the remainder of distillate use was in the commercial sector, also with a significant level of heating oil consumption. Total estimated distillate fuel oil sales in 2011 in the NE/NY region was approximately 386,000 barrels per day. The high proportion of heating oil usage in the residential sector is largely for home heating oil purposes and is primarily prevalent only in the Northeast. For example, the use of distillates in the NE/NY region represented over 61% of the total U.S. residential distillate demand in 2011. In contrast to the NE/NY region, in the United States approximately 6% of the distillate demand was in the residential sector. In 2011, the transportation sector was the largest user of distillates in the United States as a whole, accounting for approximately 73% of consumption.

The following table illustrates the estimated distillate usage in the NE/NY region and in the United States in 2011:

2011 Distillate Use Distribution

	New England / New York	Total United States
Transportation	41%	73%
Residential	39%	6%
Commercial	15%	5%
Industrial	5%	15%
Electric Power	<1%	<1%

Total	100%	100%

Source: Energy Information Administration, June 28, 2013: SEDS. Data may not add to totals due to independent rounding.

Although the use of natural gas continues to grow, particularly as prices have been weaker than heating oil in recent years, there are still many areas in the NE/NY region where use is restricted due to infrastructure limitations. In contrast, heating oil can be used at essentially any residence or business as it can be readily delivered by local heating oil dealers or other suppliers. In general, local dealers or resellers purchase heating oil from distributors with bulk heating oil supplies at various terminals in the region. Dealers take receipt of the heating oil at the terminal for either immediate or subsequent delivery to primarily residential and, to a lesser extent, commercial users. In addition to meeting supply requirements, dealers can provide services such as fixed or capped price programs. Full service dealers also typically provide services such as furnace maintenance and repair. The use of fixed price programs has in general declined in recent years, partly due to the high price environment that has in many cases limited the attractiveness to both the dealer and consumer. In contrast to the residential sector where the majority of the delivery requirements are in the winter, demand in the transportation sector is less variable. As described above, distillate demand in the transportation sector is now largely for ULSD.

Residual Fuel Oil. The most common heavy oil is residual fuel oil, which is the remaining or “residual” oil left over after the lighter product streams are removed in the refinery. Residual fuel oils are typically of substantially lesser quality than distillates, with much higher specific gravity, viscosity and sulfur and metals contents. The most common residual fuel oil, No. 6 fuel oil, is used by power plants and industrial boilers. In addition to No. 6 fuel oil, there are certain applications for “lighter” No. 5 and No. 4 residual fuel oils. These lighter residual fuel oils are generally produced by blending No. 6 residual fuel oil with heating oil (No. 2 fuel oil), improving the properties (e.g., reducing viscosity) of the resultant blend. Pricing for residual fuel oil is typically significantly lower than for distillates. Production of residual fuel oil has declined, largely due to the higher heavy oil conversion capacity within the refineries, resulting from both the addition of new conversion capacity as well as closure of some less complex refineries. Demand for residual fuel oil has also declined, driven by factors such as stiffening air emission regulations and, more recently, more attractive pricing for natural gas.

Due to its product characteristics, residual fuel oil has special handling and storage requirements leading to increased costs. For example, the highly viscous nature of the product requires heating to ensure adequate fluidity, which requires specialized equipment for both delivery and terminal storage. Tankage and other equipment, such as barges and trucks, are typically not routinely shifted between residual fuel oil and lighter oil use due to clean-up requirements, among other costs. This dedicated usage is especially prevalent with terminal tankage. As demand for residual fuel oil has declined, the level of terminal tankage dedicated to residual fuel oil has been reduced. The table below illustrates the demand decline in residual fuel oil in recent years in the NE/NY region, with the estimated demand in 2011 representing approximately 44% of the 2006 level. As the data in the table below illustrate, residual fuel oil demand in the NE/NY region has declined at a higher rate than the overall U.S. residual fuel demand during the 2006 to 2011 time period.

Residual Fuel Oil Consumption

(Thousand Barrels per Day)

	New England / New York	Total United States
2006	115	688
2007	123	723
2008	95	623
2009	90	512
2010	76	534
2011	51	460

Source: Energy Information Administration, June 28, 2013: SEDS.

Key uses for residual fuel oil include industrial boilers and electric power. Another significant application is for “bunker” fuels used to power ship engines. Although some smaller vessels use lighter fuels such as distillates for marine engine requirements, No. 6 fuel oil is the most common bunker fuel. Residual fuel oil used for bunker applications is sometimes referred to as “Bunker C.” Similar to other residual fuel oil applications, the supply of bunker fuel generally requires specialized equipment. Not only does residual fuel oil require heating, but the large quantities in which residual fuel oil is sold typically requires the use of a marine barge to make deliveries to customers, predominantly ships. The following chart illustrates the usage of residual fuel oil by sector and the significant usage of bunker fuel. The percentage of demand in the transportation sector is much lower in the NE/NY region than the total U.S. Much of the NE/NY demand for bunker fuel occurs in the New York Harbor area due to the high concentration of ship traffic.

2011 Residual Fuel Oil Use Distribution

	New England / New York	Total United States
Commercial	43%	5%
Transportation	32%	73%
Industrial	16%	13%
Electric Power	10%	9%

Total	100%	100%

Source: Energy Information Administration, June 28, 2013: SEDS. Data may not add to totals due to independent rounding.

Transportation, Storage and Delivery

Refined products supply is delivered into the NE/NY region either from other parts of the United States or by imports, with the primary transportation modes being marine and pipeline. On-road and rail transportation are used to a lesser extent. The domestic supplies into the NE/NY region are largely sourced from the Mid-Atlantic region or the U.S. Gulf Coast. Canada, Russia and the U.S. Virgin Islands are the three largest sources of product imports. Although the NE/NY region does not have any refining capacity, it does have substantial refined product terminal capacity. The largest of the facilities in the region typically receive marine shipments of product either via ship or barge, with the New York Harbor area as the major hub of product supply movements. We are one of the largest independent terminal operators in this region and own a number of terminals that are primarily sourced via marine shipments. Depending on the terminal, supplies can also be delivered by other means including pipeline, rail or on-road transportation. Other types of entities that control these types of terminals include refiners, wholesale distributors and end users. In addition to terminals with marine access, the NE/NY region has a large number of inland terminals, primarily controlled by terminal operators and wholesale distributors. The inland terminals are supplied via pipeline, rail and/or on-road transportation and are often used in the NE/NY region for storage of middle distillates such as heating oil. Based on these three major refined product groups, PADD I has 41% of the total U.S. bulk terminals storage. This compares to PADD I representing approximately 29% of the U.S. demand for all refined products.

The following table sets forth the bulk terminals’ working storage capacity (in thousands of barrels) for PADD I and the United States as of March 31, 2013:

	PADD I	Total United States	% of United States Total
Gasoline	76,777	212,070	36%
Distillate Fuel Oil	81,318	162,842	50%
Residual Fuel Oil	21,655	63,665	34%

Total	179,750	438,577	41%

Source: Energy Information Administration, May, 2013.

Pipelines are a key mode of transportation for refined products within the United States. For example, a substantial portion of PADD I supplies are sourced from the U.S. Gulf Coast and delivered via pipelines such as the Colonial and Plantation systems. These larger volume and longer distance pipelines are often referred to as trunk lines and are typically “common carrier” rather than proprietary pipelines, transporting products for a range of entities. These pipelines also typically transport various grades of light refined products. If a pipeline crosses state borders it is regulated by the Federal Energy Regulatory Commission, or FERC. Pipelines are a cost-effective way to transport products from a region with a substantial petroleum products surplus such as the U.S. Gulf Coast to a products deficit area such as the Northeast. In addition to the major pipelines that connect various regions, smaller pipelines in the NE/NY region are used for intra-regional product transportation.

With the exception of transportation fuels purchased at retail outlets, the majority of refined products deliveries to end users occur by truck. A range of truck types and sizes are used to load and transport products. Trucks used to transport residual fuel oil are generally insulated to ensure that product temperature remains high to maintain fluidity. Trucks are largely operated by independent trucking companies, although there are various other market participants such as heating oil dealers that generally control trucking. Maximum truck sizes are set by state regulations, with the maximum capacities ranging from 8,500 to 12,000 gallons depending on product requirements. Although trucking is the predominant means to deliver refined products to end users, barge, rail and pipelines are also used.

Pricing

Many factors affect refined product prices, with two high level categories often used to describe the analysis and projection of price trends. Fundamental analysis is based on factors that impact or are at least perceived to impact the supply and demand balance and ultimately prices. In contrast, “technical” analysis focuses on historical price trends as a means to anticipate future prices. Examples of fundamental factors would be macroeconomic conditions, the political environment and regulatory developments. Market participants that focus on technical analysis or “technicians” essentially operate under the premise that the actual market price action is the only relevant factor when forecasting future prices. Although market participants may focus on fundamental or technical factors, many will consider both types of factors when assessing the current market and future outlook. There is a range of active market participants today, including both industry and non-industry players. In general, the activity of non-industry participants, such as hedge funds, has grown in the market over the past several years, with some participants suggesting that the higher level of non-industry participation has led to increased price volatility.

In the United States, futures prices are often used as a price indicator and reference. Futures contracts for No. 2 home heating oil, or HO, and Reformulated Blendstock for Oxygenate Blending, or RBOB, which is essentially the gasoline blending component prior to adding the required concentration of ethanol, are both based in New York Harbor. These two contracts are both traded on the NYMEX in 1,000 barrel (42,000 gallon) lots and ultimately settled each business day afternoon. The liquidity and transparency of the futures market has been enhanced with the after-hours trading capabilities of the Globex electronic trading platform on the Chicago Mercantile Exchange, or CME, which is open from 6:00 PM Eastern Time on Sunday to 5:15 PM Eastern Time on Friday, with only a 45 minute break at the end of each trading day. There is also a 29,000 gallon ethanol futures contract that trades on the Chicago Board of Trade, or CBOT. Futures contracts provide for delivery at varying times in the future, with prices depending on the delivery month. HO and RBOB contracts are a frequent means to hedge light oil price risk. While no actively traded futures contracts exist for heavy oils, over-the-counter swaps are often used to hedge residual fuel oils. The forward market curve is an important aspect of pricing. If inventory is hedged, the “rolling” of the hedge from one month to the next can either be a benefit or cost depending on whether prices for future delivery months are higher or lower.

Refined petroleum product sales can generally be categorized as spot or forward transactions. Spot transactions are based on current or prompt (next) delivery month prices usually for current or prompt month delivery. Forward transactions are when deliveries are expected in the future and are typically based on forward market prices. A key pricing approach for independent terminal operators and other wholesalers is to sell refined products in the wholesale market on a “rack” basis. In these rack transactions, the product is typically picked up by the purchaser or a third-party trucker hired by the purchaser at a loading rack in the terminal. The loading rack is essentially a system designed to facilitate the loading of product into the truck for subsequent delivery to another bulk storage facility or to an end user. In many larger terminals the truck loading racks are highly automated, allowing the terminal operator significant control. In a rack transaction, the seller establishes prices for the appropriate product and location combinations at the terminals, with the prices typically changing at least daily sometime after the NYMEX settlement. Depending on factors such as market volatility or a seller’s inventory balance, the rack prices can be changed more frequently than daily. Wholesale rack transactions can also be completed via electronic means with the prices changing on essentially a real-time basis in line with market price movements. In addition to rack transactions, suppliers can sell products on a delivered basis, typically to end users. Prices for these transactions are generally higher due to the additional requirements and costs associated with delivery. In addition to the rack and delivered transactions based on prompt supply requirements, products are often sold for delivery in the future, based on the forward market price structure at that time.

Natural Gas Industry

Natural gas is an important and growing source of energy in the United States. In its natural state it is a gaseous material which is primarily composed of the light hydrocarbon methane, though there is typically also a range of other lower concentration light hydrocarbons and gaseous contaminants such as carbon dioxide, hydrogen sulfide and nitrogen. Prior to use, this unpurified or “wet” gas is purified to become “dry” natural gas comprised primarily of methane. Although methane is a colorless and odorless gas, a trace amount of a mercaptan or other sulfur containing compound is frequently added to the fuel prior to delivery to an end user. This is a safety mechanism to provide a distinctive “rotten egg” smell that can help facilitate leak detection. A key difference in natural gas and refined products marketing is that there is a range of petroleum products, whereas there is essentially only a single quality of natural gas.

Natural gas is usually found trapped between layers of rock beneath the ground, although there are also offshore natural gas reserves. In the United States, the recovery of natural gas from shale formations, including from the Barnett Shale in Texas and the Marcellus Shale in the Northeast, has recently grown substantially, partly due to enhanced drilling techniques. In addition to the reservoirs of natural gas, there is also substantial “associated” gas that is essentially part of a crude oil reservoir. In the past, the associated gas was often viewed as a nuisance by-product, though today it is more actively recovered due to both economic benefits as well as a higher level of environmental awareness.

Transportation and Storage

Natural gas is largely transported by a series of interstate and intrastate pipelines. Similar to refined products, various long distance trunk lines are typically part of larger distribution systems, for example, transporting gas from the U.S. Gulf Coast producing region to the East Coast consuming area. There are also smaller regional pipelines either within a single state or multiple states that are essential to delivering gas to end users or local distribution companies, or LDCs. LDCs typically own an extensive distribution system to deliver the gas to end users. In general, only very high volume customers may receive gas directly from the high capacity pipeline while others obtain it from the LDC.

Given the need to have adequate reserves to meet periodic increased demand requirements, natural gas storage is important to the industry. The primary method of storage is injection of natural gas into underground depleted gas reservoirs, salt caverns or porous permeable rock formations (aquifers). In addition to this underground storage, following delivery on a tanker, liquefied natural gas (LNG) is stored in above or below ground tanks.

Regulatory Environment

The natural gas industry is subject to a range of regulations, including by the FERC. The FERC regulates pipeline, storage and LNG facility construction, interstate natural gas transportation and establishment of rates for services. In addition to the rate structure, FERC regulates the terms and conditions of services offered by interstate pipelines with an intent to provide open and non-discriminatory access to transportation. State agencies have primary regulatory authority over intrastate pipelines and other natural gas activities within the states and often focus on ensuring purchase option choices for end users, with generally less involvement in setting pipeline tariffs.

Supply and Demand

The United States has substantial natural gas reserves, with domestic supply continuing to grow largely due to the enhanced drilling techniques that have significantly improved the ability to economically recover natural gas from shale formations. In addition to domestic supplies, the United States receives imports both via pipeline (primarily from Canada) and from LNG shipments. LNG is used as a means to transport natural gas when pipeline transit is not available or economic. LNG is produced when natural gas is cooled to a very low temperature (approximately -260° F), leading to condensation. This allows the gas to be readily transported on specialized tankers. Although the United States uses some LNG, it is a much more important source of gas in some other countries such as Japan and Korea. Due partly to the increasing supplies from the shale areas, the supply of natural gas has grown substantially over the past several years, with dry production in the United States increasing from 18.5 trillion cubic feet, or Tcf, in 2006 to 22.9 Tcf in 2011 according to the EIA. Net imports added another 2.0 to 3.8 Tcf annually to the total supply over this time period.

Total consumption of natural gas in the United States in 2011 was estimated at approximately 24.4 Tcf, up from approximately 21.7 Tcf in 2006. The NE/NY region comprised about 9% of this total U.S. demand in 2011. The three major demand areas for natural gas in the NE/NY region are for electric power followed by the residential and commercial sectors. Industrial demand is relatively low in this area compared to the total United States. The majority of the new U.S. electricity generation capacity now uses natural gas to supply steam generation units or various types of gas turbines. This focus on natural gas for electric power generation is driven by a range of factors including a typically lower level of greenhouse gas emissions compared to competitive fossil fuels, growing domestic supplies and generally attractive pricing and economics for the consumer. The key use for natural gas in the residential and commercial sectors is for heating and cooling with a number of other smaller volume applications. In industrial applications, a key use is for industrial boiler fuel, similar to the industrial applications for residual fuel oil. Another key industrial use for natural gas is as a feedstock, for example, as part of processes to make various chemicals. Outside of consumption for the operation of pipelines, there is little demand for natural gas in the transportation sector in both the United States and the NE/NY region, partly due to the limited refueling infrastructure. The primary current use is for fleets of vehicles such as buses that are fueled centrally. Most of these vehicles use compressed natural gas, or CNG, as a fuel. The following table sets forth natural gas demand in the NE/NY region and the United States in 2011:

Average 2011 Natural Gas Demand Distribution

	New England /New York	Total United States
Electric Power	41%	31%
Residential	28%	19%
Commercial	21%	13%
Industrial	9%	34%
Transportation	2%	3%

Total	100%	100%

Source: Energy Information Administration June 28, 2013: SEDS. Data may not add to totals due to independent rounding.

Pricing

Natural gas prices in the United States have declined substantially relative to oil prices in recent years, partially due to the significant increase in economically recoverable natural gas reserves. This changing price relationship is illustrated below by the annual average NYMEX prompt month futures settlement prices for natural gas and heating oil. Average annual natural gas prices declined by nearly 60% between 2006 and 2012, whereas average annual heating oil prices increased by over 64% during this time period. This decline in natural gas prices partly reflects the impact of the enhanced ability to recover natural gas from the shale formations. In addition, the majority of the U.S. natural gas requirements are supplied domestically, which tends to reduce the impact that global issues such as political unrest may have on prices. The improving economics associated with using natural gas as compared to alternative fuels has provided further incentive to expand natural gas use in the United States.
The following chart illustrates average prompt month NYMEX futures prices for natural gas and heating oil from 2006 to 2012:

Average Prompt Month NYMEX Futures Prices

Source: Energy Information Administration July 10, 2013. HO prices converted to $/million BTU basis using thermal conversion factor for distillate fuel oil as per EIA Annual Energy Review.

Marketing

Since natural gas deregulation began in earnest in the United States in the 1980s, the marketing of natural gas has evolved considerably. There is now a range of marketers of natural gas, with one of the differentiating factors among the marketers being the types and scope of services provided to customers. Participants in the marketing of natural gas include producers, pipeline companies and utilities. In addition, resellers that generally do not directly participate in other parts of the natural gas industry are active marketers. In addition to securing supply, a range of other services, such as alternative pricing programs, can be provided by the marketers. Customer pricing varies from daily index-related prices to longer-term fixed price transactions with a wide range of permutations. The various marketing companies can have differing key objectives. For example, a producer could be primarily interested in marketing its own production. Marketers can also have different target markets, including regional concentrations, or focus on specific industries or sales channels. Similar to some other energy industries, brokers are also active in natural gas marketing, typically acting to arrange deals between buyer and seller without taking title to the product. Given the complexities associated with scheduling and delivery as well as invoicing and risk management, having effective support personnel and processes is critical to the success of a natural gas marketer.

Materials Handling

Materials handling refers to providing services, such as handling and storage, to third parties for a fee. In materials handling, the service provider typically does not take title to the products, thereby limiting commodity price risk. We actively participate in the materials handling industry, both at some of our refined products terminals and at three facilities that are exclusively devoted to materials handling. The number of refined products terminals that can provide significant materials handling services is limited as there are a number of conditions that must be met, including operating a facility with adequate delivery and off-loading capabilities, sufficient storage space and personnel with the appropriate expertise. There are various market participants, including companies who focus primarily on materials handling and logistics and participants like ourselves where materials handling is part of their overall business portfolio. Public ports are often involved in materials handling either directly or by sub-contracting space to companies to perform this role at their facility.

Types of Materials Handling

The types of materials handling relevant to our business can best be divided into four major categories:

Bulk. Bulk materials typically include aggregate materials moved in large vessels configured with multiple holds that store products on ships in piles with no other type of packaging. Examples of bulk materials include petroleum coke, coal and salt. These materials are normally offloaded by cranes that either reside on the vessel or on the dock of the terminal. Bulk materials are normally moved in complete ship quantities that can range from 7,000 metric tons to 65,000 metric tons.

Liquid. Liquid products are transported to terminals by various types of ocean-based vessels and offloaded into terminal tanks through pipelines on the dock of the facility. Examples of liquid materials handled include refined products, asphalt and clay slurry. Quantities shipped vary with vessel sizes and can typically range from 10,000 barrels to 225,000 barrels.

Break bulk. Break bulk materials are shipped in less than bulk quantities normally with some type of secondary packaging. Examples include one ton sacks of raw materials, pallets of stones, bales of raw wood pulp and rolls of paper. Other break bulk materials include large construction project cargo such as windmill components. Many break bulk vessels are multi-decked allowing them to move individual terminal lots as small as 2,000 metric tons to 30,000 metric tons.

Container. Containers are specialty boxes which vary in sizes from 20 feet to 53 feet and are normally used to import or export finished goods such as electronics, clothing and toys. Containers are generally referred to in terms of TEUs, which is a standard unit of measure called the twenty foot equivalent. Thus, a 40 foot container is measured as 2 TEUs. In many cases, an imbalance in a region’s import/export mix results in many otherwise empty containers that need to be returned to major production regions (such as China) and raw materials may be “stuffed” into these containers to take advantage of discounted freight rates. Vessels may range from a smaller coastwise vessel (500 to 1,000 TEUs) to large international carriers that are capable of holding as many as 18,000 TEUs.

Services

The services performed as part of the materials handling process vary depending on the type of materials.

Bulk. Bulk materials handling activities include securing the vessel to the dock, operating the vessel cranes, transferring products to trucks via large dock hoppers, transporting the materials to a holding pad, building materials up into large storage piles, covering the piles with protective tarps, storing the product, loading the product into trucks or railcars, scaling the loaded trucks and sometimes transporting the product to its final destination.

Liquid. Liquid handling activities include securing the vessel, attaching product lines from ship pipes to dock product lines, supervising discharge into tanks, measuring tank quantities, storing product, loading product into authorized trucks or railcars and transporting product to its final destination. In some cases the products need to remain heated in storage to allow flow at ambient temperatures. Terminal operators maintain large industrial boilers to provide the necessary steam or hot oil thermal load.

Break bulk. Break bulk handling activities include securing vessels, unloading or loading vessels either with cranes or specialty fork trucks, transferring products into warehouses or onto pads for storage, reloading products onto trucks or railcars and sometimes transporting products to their final destinations.

Container. Activities include securing the vessel, operating dockside cranes to transfer containers to specialty truck chassis, transferring containers to a holding yard, reloading containers onto railcars or trucks and sometimes transporting the containers to their final destination. The short distance truck transport of containers to and from warehouses to the loading area is commonly referred to as “drayage.” In some cases the material handler will also trans-load containers into trucks or railcars for transportation to final destination allowing the container to be immediately available for reuse. The transferring of goods into a container is sometimes referred to as “stuffing.”

Customers

A transaction may have one or more customers, including ocean shippers, logistics firms, trucking firms and materials suppliers or consumers. The commodities being handled normally fall into two major categories. The first category involves raw materials or finished goods being moved via water into the local geography to support local production, manufacturing or construction firms. Prime examples include asphalt for road construction, gypsum rock for drywall manufacture, road salt for local road treatment, petroleum coke or utility fuels for energy demand and clay slurry for finished paper treatment. The second category consists of materials manufactured locally for export via vessel to other countries, including Maine hardwood, wood pulp for paper manufacture in Asia or Europe, and tallow for biodiesel production in Europe.

Contracts and Pricing

The typical contract term for materials handling services varies depending on the frequency and type of service.

For bulk and liquid services the material is normally a raw materials input for industrial production (wood pulp) or construction of roads (asphalt) and houses (gypsum rock). As such, the demand is more ratable and the customer is normally in need of guaranteed space within the terminal. These customers normally enter into term contracts that can range from one to 20 years. That duration is often determined by the relative importance of the commodity to their production and the amount of capital infrastructure that needs to be amortized for a handling system. Terminal improvements for specialty handling systems such as a clay slurry screening plant may be paid for by the customer, while more generic handling systems such as storage pads may be paid for by the terminal operator.

For container and break bulk services, it is more normal for the user of that material to contract on an individual shipment basis. For example, a typical pulp merchant may choose to sell its pulp domestically or to users in Europe or Asia depending on the highest delivered value it can yield. As such, its choice of delivery mode and terminal will be driven by the location of its final customer. Therefore, materials handlers normally maintain a published rate for most generic services. Those rates are subject to change depending on market conditions. As a result, materials handlers normally confirm rates with the customer on an individual shipment basis (e.g., 5,000 tons of pulp loaded onto a vessel third week of May).

Materials Handling Terminal Owners

There are two major types of terminal owners:

Governmental. These are major port facilities normally owned by a governmental entity, such as a port authority, a state or a municipality. These types of facilities are traditionally operated by either the governmental entity or a company that specializes in managing port facilities. In many cases, the infrastructure is built and paid for by the governmental entities and they are operated on an open access basis with all users paying published tariffs for services. The vessel related services are performed by representatives of the International Longshoremen’s union (ILA) who are under contract either with the public entity or the port management company. It is more common for governmental facilities to handle containers as well as bulk and break bulk materials. It is less common for governmental facilities to handle liquid products.

Private. These facilities are privately owned and operated and are typically not operated on an open access basis. Terminal improvements are the responsibility of the private entity but may sometimes be funded by a governmental entity, such as a port authority charged with increasing trade and transportation options for a region’s economy. The employees at these facilities are either not unionized or are members of local or regional unions. These facilities normally handle liquid, bulk or break bulk materials. It is much less common for these facilities to load containers onto or off of a vessel as all ocean carriers sign a master agreement obligating them to use ILA facilities.

Our major competitors are other privately-owned facilities in the Northeast, the Canadian Maritimes and in the St. Lawrence Seaway. The only major governmental facility in our area is Boston, Massachusetts, and is used primarily for container operations.

BUSINESS

Our Partnership

We are a Delaware limited partnership engaged in the storage, distribution and sale of refined products and natural gas, and we also provide storage and handling services for a broad range of materials. Sprague Energy Corp. was founded in 1870 and has stored, distributed and marketed petroleum-based products for over 50 years.

We are one of the largest independent wholesale distributors of refined products in the Northeast United States based on aggregate terminal capacity. We own and/or operate a network of 15 refined products and materials handling terminals strategically located throughout the Northeast that have a combined storage capacity of approximately 9.1 million barrels for refined products and other liquid materials, as well as approximately 1.5 million square feet of materials handling capacity. We also have an aggregate of approximately 1.5 million barrels of additional storage capacity attributable to 43 storage tanks not currently in service. These tanks are not necessary for the operation of our business at current levels. In the event that such additional capacity were desired, additional time and capital would be required to bring any of such storage tanks into service. Furthermore, we have access to approximately 50 third-party terminals in the Northeast through which we sell or distribute refined products pursuant to rack, exchange and throughput agreements.

We operate under four business segments: refined products, natural gas, materials handling and other operations. Our refined products segment purchases a variety of refined products, such as heating oil, diesel, residual fuel oil, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to our customers. We have wholesale customers who resell the refined products we sell to them and commercial customers who consume the refined products we sell to them. Our wholesale customers consist of more than 1,000 home heating oil retailers and diesel fuel and gasoline resellers. Our commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies, hospitals, and educational institutions. For the year ended December 31, 2012, and the six months ended June 30, 2013 we sold approximately 1.3 billion and 765.0 million gallons of refined products, respectively. For the year ended December 31, 2012 and the six months ended June 30, 2013 our refined products segment accounted for 56% and 57% of our adjusted gross margin, respectively.

We also purchase, sell and distribute natural gas to more than 5,000 commercial and industrial customer locations across 11 states in the Northeast and Mid-Atlantic. We purchase the natural gas we sell from natural gas producers and trading companies. For the year ended December 31, 2012, and the six months ended June 30, 2013 we sold 49.4 Bcf and 28.3 Bcf of natural gas, respectively. For the year ended December 31, 2012 and the six months ended June 30, 2013 our natural gas segment accounted for 19% and 26% of our adjusted gross margin, respectively.

Our materials handling business is a fee-based business and is generally conducted under multi-year agreements. We offload, store and/or prepare for delivery a variety of customer owned products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. For the year ended December 31, 2012, we offloaded, stored and/or prepared for delivery 2.6 million short tons of products and 248.5 million gallons of liquid materials. For the six months ended June 30, 2013, we offloaded, stored and/or prepared for deliver, 1.1 million short tons of product and 122.6 million gallons of liquid materials. For the year ended December 31, 2012 and the six months ended June 30, 2013, our materials handling segment accounted for 23% and 15% of our adjusted gross margin, respectively.

Our other operations consist primarily of coal marketing and distribution and commercial trucking, and for the year ended December 31, 2012 and the six months ended June 30, 2013, such activities accounted for approximately 2% of our adjusted gross margin for such periods.

We take title to the products we sell, in our refined products and natural gas segments. We do not take title to any of the products in our materials handling segment. In order to manage our exposure to commodity price fluctuations, we use derivatives and forward contracts to maintain a position that is substantially balanced between product purchases and product sales.

Recent Developments

On July 31, 2013, we purchased an oil terminal in Bridgeport, Connecticut for $20.7 million. This deep water facility includes 13 storage tanks with 1.3 million barrels of storage capacity for gasoline and distillate products, with 1.1 million barrels currently in service. The terminal will provide throughput services to third-parties for branded gasoline sales, while also expanding our marketing of refined products, both gasoline and distillate, in the Connecticut market.

The acquisition was financed with a $10.0 million equity investment made by Axel Johnson and $10.7 million of borrowings under the acquisition line of our existing credit facility. In addition, we will purchase approximately $3.5 million of inventory that was stored at the terminal.

Business Strategies

Our plan is to generate cash flows sufficient to enable us to pay the minimum quarterly distribution on each unit and to increase distributable cash flow per unit by executing the following strategies:

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Acquire additional terminals and marketing and distribution businesses. We intend to grow our asset and customer base by acquiring additional marine and inland terminals (both refined products and materials handling) within and adjacent to the geographic markets we currently serve. We also intend to acquire additional refined products and natural gas marketing businesses that have demonstrated an ability to generate free cash flow and that will enable us to leverage our existing investment in our business and customer service systems to further increase profitability and stability of such cash flow. For example, in July 2013, we completed the acquisition of our Bridgeport, Connecticut terminal, which we anticipate will enhance our marketing opportunities in the southern Connecticut area in our refined products segment.

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Increase our business with existing customers. We intend to increase the net sales and margin we realize from customers we currently serve by expanding the range of products and services we provide and by developing additional ways to address our customers’ needs for certainty of supply, reduced price commodity risk and high-quality customer service. We believe we must continuously address changes in sources of supply, product specification and governmental regulation in order to best serve our customers. Our goal is to be alert to our customers’ needs and be faster and more efficient than our competitors in responding to our customers’ needs.

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Limit our exposure to commodity price volatility and credit risk. We take title to the products we sell in our refined products and natural gas segments, while our materials handling business is operated predominantly under fixed-fee, multi-year contracts. We will continue to manage our exposure to commodity prices by seeking to maintain a balanced position in our purchases and sales through the use of derivatives and forward contracts. Furthermore, our materials handling segment generates ratable and stable cash flows and leverages our terminal asset base and strategic port locations. In addition to managing commodity price volatility, we will continue to manage our counterparty risk by maintaining conservative credit management processes.

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Maintain our operational excellence. We intend to maintain our long history of safe, cost-effective operations and environmental stewardship by applying new technologies, investing in the maintenance of our assets and providing training programs for our personnel. We have a Health, Safety and Environmental department primarily devoted to safety matters and reducing operational and environmental risks. We will work diligently to meet or exceed applicable safety and environmental regulations and we will continue to enhance our safety monitoring function as our business grows and operating conditions change.

Competitive Strengths

We believe we are well-positioned to execute our business strategies successfully using the following competitive strengths:

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We own and/or operate a large portfolio of strategically located assets in the Northeast. We own and/or operate 15 terminals in the Northeast with aggregate storage capacity of approximately 9.1 million barrels, many of which have access to waterborne trade and also have rail connectivity and blending capabilities, which allow us to provide high quality service to our customers. We also have an aggregate of approximately 1.5 million barrels of additional storage capacity attributable to 43 storage tanks not currently in service. These tanks are not necessary for the operation of our business at current levels. In the event that such additional capacity were desired, additional time and capital would be required to bring any of such storage tanks into service. Furthermore, we have access to approximately 50 third-party terminals in the Northeast. We believe that the quantity, quality and location of the assets we own or to which we have access provide us the opportunity to offer our customers both certainty of supply and a diversity of products and services that our competitors with fewer assets cannot offer. In addition, our owned and/or operated terminals and our supply relationships afford us opportunities to acquire physical volumes of refined products at prices lower than expected future prices and either hedge or enter into forward contracts with respect to those volumes. The limited number of locations available for new refined products terminals and similar facilities in the area in which we operate, as well as increasing regulatory requirements related to the construction of such facilities, gives us an advantage over potential competitors that seek to enter or expand into the markets in which we operate or expand their existing operations in our market area.

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Our experienced management team has demonstrated its ability to effectively manage and grow our business. The members of our senior management team have an average of over 20 years of experience in the energy industry and have been operating and growing the assets of our predecessor as a team for approximately nine years. During that time, our predecessor has grown in part through the strategic acquisitions of various refined products and materials handling terminals, a natural gas marketing business and an asphalt and residual fuel oil marketing and storage company referred to as Kildair that will not initially be contributed by us. Since 2000, we have acquired approximately $198.7 million of assets in eleven transactions (including Kildair), including the acquisition of our Bridgeport, Connecticut terminal in July 2013. Our management team has also expanded our product offerings, implemented our risk management systems, significantly enhanced our employee safety and environmental compliance policies and overseen the design and implementation of numerous business and customer service programs designed to assist our customers in managing commodity risk.

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Diversity of product offerings, services and customer base. We sell a variety of products, including our four core products (distillates, gasoline, residual fuel oil and natural gas), and provide materials handling services to a large and diverse group of customers. We believe that the diversity of the products and services that we offer provides us with the opportunity to attract a broad range of new customers and to expand the products and services we can offer to our existing customers. In addition, the diversity of our products helps provide us with more stable cash flows by mitigating the impact of seasonality and commodity price sensitivity. For the year ended December 31, 2012, our refined products, natural gas, materials handling and other operations segments accounted for 56%, 19%, 23% and 2% of our adjusted gross margin, respectively. For the six months ended June 30, 2013, our refined products, natural gas, material handing and other operations segments accounted for 57%, 26%, 15% and 2% of our adjusted gross margin, respectively. During the year ended December 31, 2012, we provided services to approximately 3,000 customers, ranging from large governmental contractors to private sector businesses, and no customer accounted for more than 10% of our total net sales. The diversity in our customer base limits our overall customer credit risk exposure.

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Reputation for reliability and superior customer service. We have been a supplier of refined products in the Northeast for more than 50 years, and we believe that we have an excellent reputation for reliability and superior customer service. We have high customer retention rates, which we believe reflect our dependability and our continuous innovation and implementation of new product and service options for our customers. For example, with respect to our refined products business, we offer customers the ability to customize their products through blending and additive injections, allowing customers to meet their individual product specifications. We have also developed programs and offer services that help our customers mitigate the risk management challenges they experience in their businesses, including offering fixed- and capped-price contracts as well as access to “real-time” pricing tied to price movements on the NYMEX as alternatives to industry standard daily pricing contracts. We believe that our focus on generating new methods to satisfy our customers’ needs has allowed us to build and maintain long-standing customer relationships in each of our business lines. Over the last three fiscal years, our average annual customer retention rate has been over 90% across all business segments.

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Financial flexibility to manage our business and pursue strategic growth opportunities. Immediately following the completion of this offering, we expect to have available undrawn borrowing capacity of approximately $             million under our new credit agreement (consisting of approximately $             million in undrawn borrowing capacity under the working capital facility of the credit agreement and approximately $             million in undrawn borrowing capacity under the acquisition facility). In addition, as a publicly traded partnership, we will have access to both the public and private equity and debt capital markets. We believe our borrowing capacity and broader access to the capital markets will provide us with flexibility to pursue strategic growth opportunities while allowing us to manage the working capital requirements associated with our business.

Refined Products

Overview

The products we sell in our refined products segment can be grouped into three categories: distillates, gasoline and residual fuel oil. Of our total volume sold in our refined products segment in 2012, distillates accounted for approximately 70%, gasoline accounted for approximately 24% and residual fuel oil accounted for approximately 6%.

Distillates. We sell four kinds of distillates: home heating oil, diesel fuel, kerosene and jet fuel. In 2012, home heating oil accounted for approximately 61%, diesel fuel accounted for approximately 35%, kerosene accounted for approximately 2% and jet fuel accounted for approximately 2% of the total volume of distillates we sold. Distillates volumes accounted for 70%, 73% and 75% of our total refined products sales in 2012, 2011 and 2010, respectively.

We sell generic home heating oil and HeatForce®, our proprietary premium heating oil product. HeatForce® is blended at the fuel dispensing locations or blended in tank with generic heating oil and is formulated to improve fuel performance, increase the efficiency of furnaces and extend the life of heating systems. In 2012, HeatForce® accounted for approximately 31% of the home heating oil volumes we sold to heating oil resellers.

We sell generic diesel fuel and RoadForce®, our proprietary premium diesel fuel, to unbranded transportation fuel distributors, truck fleets, marine diesel users and other end users. RoadForce® is a preformulated additive that improves fuel quality, inhibits corrosion, reduces filter plugging and ensures cold weather operability. We offer marketing and technical support to customers who purchase RoadForce®. In 2012, RoadForce® accounted for approximately 13% of the diesel volumes we sold.

We have the capability at several of our facilities to blend biodiesel with distillates in order to sell bio heating oil and biodiesel. In 2012, biofuel accounted for approximately 3% of the distillate fuel volumes we sold.

Gasoline. We sell unbranded gasoline in qualities that comply with seasonal and geographical requirements. Gasoline volumes accounted for 24%, 21% and 18% of our total refined products sales in 2012, 2011 and 2010, respectively.

Residual Fuel Oil. We sell various sulfur grades of residual fuel oil, blended to meet customer requirements, in our market areas. Residual fuel oil volumes accounted for approximately 6%, 6% and 7% of our total refined products sales in 2012, 2011, and 2010, respectively.

In 2012, our refined products segment accounted for approximately 93% of our total net sales.

Customers, Contracts and Pricing

We sell home heating oil, diesel fuel, kerosene, unbranded gasoline, jet fuel and residual fuel oil to wholesalers, retailers and commercial customers. The majority of these sales are made free on board, or FOB, at the bulk terminal or inland storage facility we own and/or operate or with which we have storage and throughput arrangements, which means the price of products sold includes the cost of delivering such product to that location and any further shipping expenses are borne by the purchaser.

In 2012, we sold home heating oil, including HeatForce®, to approximately 930 wholesale distributors and retailers. These sales are made through Sprague RealTime (our proprietary online sales platform) and under rack agreements based upon our posted price, contracts with index-based pricing provisions and fixed price forward contracts.

In 2012, we sold diesel fuel, including RoadForce®, to approximately 650 wholesalers and transportation fuel distributors.

In 2012, we sold unbranded gasoline at 10 third-party locations primarily to resellers. In all cases, we market the gasoline and manage the associated credit risk.

We sell residual fuel oil to approximately 15 wholesale distributors. In 2012, approximately 19% of our wholesale residual oil sales were transacted through fixed priced forward contracts. The remaining sales were made under rack agreements and contracts with index-based pricing provisions.

We also sell home heating oil, diesel fuel, unbranded gasoline and residual fuel oil to public sector entities through competitive bidding processes and to large industrial and commercial customers, including the sale of distillate and residual fuel oil by truck and barge to marine customers and coal and tire derived fuel to large industrial customers.

Our commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies and educational institutions. Most of these sales are made on a delivered basis, whereby we either deliver the product with our own trucks and barges or arrange with third-party haulers to make deliveries on our behalf.

The majority of our refined products sales to commercial customers are made pursuant to a competitive bidding process. Our sales contracts to commercial customers generally are for terms of one to five years. We currently have contracts with the U.S. government as well as transit authorities in the states of New Jersey, New York, Massachusetts and Rhode Island. We also have contracts with numerous municipalities, agencies and educational institutions in the New England and Mid-Atlantic states.

For the year ended December 31, 2012, no customer represented more than 10% of net sales for our refined products segment.

Natural Gas Sales

Overview

We sell natural gas and related delivery services to customers who are delivered natural gas from utilities in the states of Massachusetts, New Hampshire, Maine, Rhode Island, Connecticut, New York, New Jersey, Pennsylvania, Ohio and West Virginia. We deliver natural gas to customers through utility interconnections of pipelines and manage interactions with utilities on behalf of our customers. We sell natural gas pursuant to fixed price, floating price and other structured pricing contracts. We utilize physical trading as well as financial and derivative trading both over the counter and through exchanges such as ICE and NYMEX, in order to manage our natural gas commodity price risk.

In order to manage our supply commitments to our customers and provide operational flexibility and arbitrage opportunities, we enter into supply contracts, leases for pipeline transportation capacity, leases for storage space and other physical delivery services for various terms. We believe that entering into these types of arrangements provides us with potential opportunities to grow our existing customer relationships and to pursue additional relationships.

In 2012, our natural gas segment accounted for approximately 6% of our total net sales.

Customers

Our natural gas customers operate in the industrial and commercial sectors in the Northeast, with the highest concentration in New England and New York. The customers range from large industrial users to smaller commercial and industrial consumers. The acquisition of Hesco in 2006 was a precursor to our pursuing a strategy to target the smaller to mid-size commercial and industrial customers as a key growth area. This strategy has led to a significant increase in the number of customers served and unit margins, with sales volumes remaining relatively stable. Examples of customers include industrial users of varying sizes (e.g., pulp and paper, chemicals, pharmaceutical and metals plants) to various commercial customers (e.g., hospitals, universities, apartment buildings and retail stores). The industrial customers have a high concentration of process load to support their manufacturing requirements, with the largest uses by the commercial customers typically for heating, cooling, lighting, cooking and drying.

For the year ended December 31, 2012, no customer represented more than 10% of net sales for our natural gas segment.

Contracts/Pricing

We use various types of contracts for the sale and delivery of natural gas to our customers, with terms ranging from month-to-month to over two years. We provide a wide range of pricing options to our customers, including daily pricing and long-term fixed pricing. For example, we may offer a contract that permits the customer to lock in a basis or location differential relative to the Henry Hub (the most actively traded natural gas delivery location in the United States) and then fix the price at a later date based on the prevailing market pricing. There are various other alternatives such as “capped” (essentially setting a maximum) pricing or daily pricing based on a differential to a published market index. One of the key parameters in natural gas contracts is the balancing mechanism and associated pricing for volumes actually delivered that may vary from the estimated monthly deliveries set forth in the contract. We generally avoid transactions that require a single price for all volumes delivered due to the level of commodity price risk associated with uncertain usage patterns.

Materials Handling

Overview

Materials handling is the import and export of certain raw materials and finished goods through waterfront terminals. We utilize our terminal network to offload, store and/or prepare for delivery a large number of liquid products, bulk and break bulk materials and heavy lift services and provide other handling services to many of the same customers that we supply with refined products.

We are capable of providing numerous types of materials handling services, including ship handling, crane operations, pile building, warehouse operations, scaling and, in some cases, transportation to the final customer. In all cases, we play the role of a distribution agent for our customers. Because the products we handle are generally owned by our customers, we have virtually no working capital requirements, commercial risk or inventory risk. Our materials handling contracts are typically long-term and predominately fee-based, mitigating the volatility and seasonality of our other businesses.

Several of our facilities began as coal terminals providing the infrastructure needed to offload bulk products. Following the energy crisis of the mid-1970s, our predecessor invested in its dormant coal handling infrastructure to allow it to offload and market bulk coal for various industrial customers. The investment in terminal infrastructure equipment provided an opportunity to import other bulk commodities for major industrial customers, including road salt, gypsum, aggregates, coal and petroleum coke. Building on this third-party materials handing service, we also began to convert surplus oil tankage to allow for the handling of liquid products. Our historical experience as an industrial fuel supplier, as well as our tank infrastructure and fuel heating capability, allows us to also handle many liquid products, such as asphalt, aviation fuel and clay slurry. In 1984, we began to convert surplus residual fuel oil tankage to asphalt and tallow storage and convert surplus distillate storage to store other products, such as backup fuel for utilities, aviation gasoline, tallow and caustic soda. In 2000, we entered into an agreement with the State of Maine Port Authority to construct a major bulk and break bulk capable dock and warehouses in Searsport, Maine, and in 2004 we purchased a break bulk terminal in Portland, Maine. Both of these terminals have direct rail access, allowing for an efficient connection to customers located in Maine. In 2004, we also expanded into break bulk products such as newsprint, paper pulp and windmill components using our crane handling capabilities.

In 2012, our materials handling segment accounted for approximately 1% of our total net sales.

Major Types of Materials Handling and Services

The type of materials handling and services we provide can best be divided into three major categories:

Liquid. Liquid products are moved to terminals via various types of ocean going vessels and offloaded into terminal tanks via pipelines on the dock of the facility. Examples of liquid materials handled include refined products, asphalt and clay slurry. Liquid handling activities include securing the vessel, attaching product lines from ship pipes to dock product lines, supervising discharge into tanks, measuring tank quantities, storing product, loading product into authorized trucks or railcars and transporting product to its final destination. In some cases the products need to remain heated in storage to be able to flow at ambient temperatures.

Bulk. Bulk materials are normally some type of aggregate materials moved in large vessels configured with multiple holds that store products on ships in piles with no other type of packaging. Examples of bulk material include salt, petroleum coke, gypsum, cement and coal. These vessels are normally offloaded via cranes that either reside on the vessel or on the dock of the terminal. In a typical discharge the services performed include: securing the vessel to the dock, operating the vessel cranes, transferring products to trucks via large dock hoppers, transporting the materials to a holding pad, building materials up into large storage piles, covering the piles with protective tarps, storing the product, loading the product into trucks or railcars, scaling the loaded trucks and sometimes transporting the product to its final destination.

Break bulk. Break bulk materials are shipped in less than bulk quantities normally with some type of secondary packaging. Examples of break bulk materials include one ton sacks of raw materials, pallets of stones, bales of raw wood pulp and rolls of paper. Another subcategory of break bulk materials is large construction project cargo such as windmill components, often referred to as heavy lift. Break bulk handling activities include securing vessels, unloading or loading vessels either with cranes or specialty fork trucks, transferring products into warehouses or onto pads for storage, reloading products onto trucks or railcars and sometimes transporting products to their final destinations.

Customers

Our materials handling operations can service multiple customer types during any single operation, including: the ocean shippers, multiple logistics firms, trucking firms and the materials supplier or consumer. The materials we handle normally fall into two major categories. The first category involves raw materials or finished goods shipped by water into local markets to support local production, manufacturing or construction firms. Examples of these products include asphalt for road construction, gypsum rock for drywall manufacturing, road salt for local road treatment, petroleum coke or utility fuels for energy demand and clay slurry for finished paper treatment. The second category of materials we handle are materials manufactured locally for export via vessel to other countries. These materials include Maine hardwood, wood pulp for paper manufacture in Asia or Europe and tallow for biodiesel production in Europe.

For the year ended December 31, 2012, we had three customers who represented an aggregate 34% of net sales for our materials handling segment, although none of the customers represented more than 10% of our total net sales.

Contracts/Pricing

The typical contract term for our materials handling services varies depending on the frequency and type of service. For bulk and liquid services, the commodity is normally a raw materials input for industrial production (wood pulp) or construction of roads (asphalt) or houses (gypsum rock). As such, the demand is more ratable and the customer is normally in need of guaranteed space within a terminal. These customers normally enter into term contracts that can range from one to 20 years depending on the relative importance of the material to their production and the amount of any capital infrastructure that we need to develop for such customers. As of December 31, 2012, the weighted-average life of our materials handling contracts was approximately nine years, with a weighted-average remaining life of approximately four years, each based on gross margin attributable to these contracts. Generally, our customers will pay for terminal improvements for specialty handling systems such as a clay slurry screening plant, and we will pay for more generic handling systems such as storage pads.

For container and break bulk services, it is more typical for the user of that material to contract on an individual shipment basis. For example, a typical pulp merchant may choose to sell its pulp domestically or to users in Europe or Asia depending on the highest delivered value it can yield. As such, its choice of delivery mode and terminal will be driven by the location of its final customer. Therefore, we normally maintain a published rate for most generic services. Those rates are subject to change depending on market conditions. As such, we normally confirm rates with the customer on an individual shipment basis.

Other Operations

Our other operations segment includes the marketing and distribution of coal that is conducted in our South Portland and Portland, Maine terminals.

Commodity Risk Management

Because we take title to the refined products and natural gas that we sell, we are exposed to commodity risk. Our materials handling business is a fee-based business and, accordingly, our operations in that business segment have only limited exposure to commodity risk. Commodity risk is the risk of unfavorable market fluctuations in the price of commodities such as refined products and natural gas. We endeavor to limit commodity price risk in connection with our daily operations. Generally, as we purchase and/or store refined products, we reduce commodity risk through hedging by selling futures contracts on regulated exchanges or using other derivatives, and then close out the related hedge as we sell the product for physical delivery to third parties. Products are generally purchased and sold at spot prices, fixed prices or indexed prices. While we use these transactions to seek to maintain a position that is substantially balanced between purchased volumes and sales volumes through regulated exchanges or derivatives, we may experience net unbalanced positions for short periods of time as a result of variances in daily sales and transportation and delivery schedules, as well as logistical issues associated with inclement weather conditions or infrastructure disruptions. Our general policy is to not hold refined products futures contracts or other derivative products and instruments for the sole purpose of speculating on price changes. While our policies are designed to limit market risk, some degree of exposure to unforeseen fluctuations in market conditions remains.

Our operating results are sensitive to a number of factors. Such factors include commodity location, grades of product, individual customer demand for grades or location of product, localized market price structures, availability of transportation facilities, daily delivery volumes that vary from expected quantities and timing and costs to deliver the commodity to the customer. The term “basis risk” is used to describe the inherent market price risk created when a commodity of certain grade or location is purchased, sold or exchanged as compared to a purchase, sale or exchange of that commodity at a different time or place, including, without limitation, transportation costs and timing differentials. We attempt to reduce our exposure to basis risk by grouping our purchase and sale activities by geographical region and commodity quality in order to stay balanced within such designated region. However, basis risk cannot be entirely eliminated, and basis exposure, particularly in backwardated markets (when prices for future deliveries are lower than current prices) or other adverse market conditions, can adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

With respect to the pricing of commodities, we enter into derivative positions to limit or hedge the impact of market fluctuations on our purchase and forward fixed price sales of refined products. Any hedge ineffectiveness is reflected in our results of operations.

With respect to refined products, we primarily use a combination of futures contracts, over-the-counter swaps and forward purchases and sales to hedge our price risk. For light oils (gasoline and distillates), we primarily utilize the actively traded futures contracts on the regulated NYMEX as the derivatives to hedge our positions. We generally balance all exchange positions by making offsetting transactions rather than by making or receiving physical deliveries. Heavy oils are typically hedged with fixed-for-floating price residual fuel oil swaps contracts, which are either balanced by offsetting positions or financially settled (meaning that these swaps do not include a delivery option).

With respect to natural gas, we generally use fixed-for-floating price swaps contracts that trade on the ICE for hedging. As an alternative, we may use NYMEX natural gas futures for such purposes. In addition, we use natural gas basis swaps to hedge our basis risk.

For both refined products and natural gas, if we trade in any derivatives that are not cleared on an exchange, we strive to enter into derivative agreements with counterparties that we believe have a strong credit profile and/or provide us with significant trade credit to limit counterparty risk and margin requirements.

We monitor processes and procedures to prevent unauthorized trading by our personnel and to maintain substantial balance between purchases and sales or future delivery obligations. We can provide no assurance, however, that these steps will detect and prevent all violations of such trading policies and procedures, particularly if deception or other intentional misconduct is involved.

Storage and Distribution Services

Marine terminals and inland storage facilities play a key role in the distribution of product to our customers. We own and/or operate a network of 15 refined products and materials handling terminals strategically located throughout the Northeast United States that have a combined storage capacity of approximately 8.0 million barrels for refined products and other liquid materials, as well as approximately 1.5 million square feet of materials handling capacity. We also have an aggregate of approximately 1.3 million barrels of additional storage capacity attributable to 43 storage tanks not currently in service. These tanks are not necessary for the operation of our business at current levels. In the event that such additional capacity were desired, additional time and capital would be required to bring any of such storage tanks into service. Furthermore, we have access to approximately 50 third-party terminals in the Northeast through which we sell or distribute refined products pursuant to rack, exchange and throughput agreements.

The marine terminals and inland storage facilities from which we distribute product are supplied by ship, barge, truck, pipeline or rail. The inland storage facilities, which we use exclusively to store distillates, are supplied with product delivered by truck from marine and other bulk terminals. Our customers receive product from our network of marine terminals and inland storage facilities via truck, barge, rail or pipeline.

Our marine terminals consist of multiple storage tanks and automated truck loading equipment. These automated systems monitor terminal access, volumetric allocations, credit control and carrier certification through the remote identification of customers. In addition, some of the marine and inland terminals at which we market are equipped with truck loading racks capable of providing automated blending and additive packages that meet our customers’ specific requirements. Many of our marine and inland terminals operate 24 hours per day.

Throughput arrangements allow storage of product at terminals owned by others. These arrangements permit our customers to load product at third-party terminals while we pay the owners of these terminals fees for services rendered in connection with the receipt, storage and handling of such product. Payments we make to the terminal owners may be fixed or based upon the volume of product that is delivered and sold at the terminal.

Exchange agreements allow our customers to take delivery of product at a terminal or facility that is not owned or leased by us. An exchange is a contractual agreement pursuant to which the parties exchange product at their respective terminals or facilities. For example, we (or our customers) receive product that is owned by the other party from such party’s facility or terminal and we deliver the same volume of product to such party (or to such party’s customers) out of one of the terminals in our terminal network. Generally, both parties to an exchange transaction pay a handling fee (similar to a throughput fee) and often one party also pays a location differential that covers any excess transportation costs incurred by the other party in supplying product to the location at which the first party receives product. Other differentials that may occur in exchanges (and result in additional payments) include product value differentials and timing differentials.

Our Terminals

We own and/or operate a network of 15 refined products and material handling terminals located along the coast of the Northeastern United States from New York to Maine. We own all of these facilities, with the exception of our TRT terminal located in Quincy, Massachusetts (which is under a long-term lease), our Portland, Maine terminal (where we lease the real estate and two storage buildings under a long-term lease and own the balance of the assets) and our New Bedford, Massachusetts terminal (where we lease the operating assets and real estate from Sprague Massachusetts LLC, a wholly owned subsidiary of Sprague Holdings). We also lease a tank with storage capacity of approximately 136,000 barrels from a subsidiary of Dominion Resources, Inc. at our Providence, Rhode Island terminal. Our facilities are equipped to provide terminalling, storage and distribution of both solid and liquid products to serve our refined products and materials handling businesses. Each facility has capabilities that are unique to the local markets served. A majority of facilities additionally have demonstrated flexibility in their ability to handle liquid, dry bulk and break bulk products at the same terminal and in most cases across the same dock. This capability has offered us valuable flexibility to fully utilize each asset to meet a variety of fuel demands and third-party cargo handling demands as customer requirements have changed over the years.

We operate seven terminals that are capable of handling both liquid petroleum products and providing third-party materials handling services. Five terminals exclusively handle liquid petroleum products and three terminals are dedicated exclusively to materials handling services. Total liquid storage capacity throughout our owned and/or operated terminals is approximately 9.1 million barrels (which excludes approximately 1.5 million barrels of storage capacity not currently in service). Inside warehouse capacity at our owned and/or operated terminals totals approximately 316,000 square feet with approximately 1.2 million square feet of outside laydown space available.

The following tables set forth information with respect to our 15 owned and/or operated terminals.

Liquids Storage Terminal	Number of Storage Tanks(1)	Storage Tank Capacity (Bbls)(1)	Principal Products
South Portland, ME	31	1,525,700	refined products; asphalt; clay slurry
Searsport, ME	18	1,254,400	refined products; caustic soda; asphalt
Newington, NH: River Road	29	1,157,100	refined products; tallow
Bridgeport, CT(2)	11	1,132,700	refined products
Albany, NY	9	889,800	refined products
Newington, NH: Avery Lane	12	722,000	refined products; asphalt
Quincy, MA	9	657,000	refined products
Providence, RI(3)	5	619,800	refined products; asphalt
Oswego, NY	4	339,200	refined products; asphalt
Everett, MA	4	319,100	asphalt
Quincy, MA: TRT(4)	4	304,200	refined products
New Bedford, MA(5)	2	85,900	refined products
Mount Vernon, NY	7	72,100	refined products
Stamford, Ct	3	46,600	refined products

Total	148	9,125,600

Dry Storage Terminal	Number of Storage Pads and Warehouses	Storage Capacity (Square Feet)	Principal Products and Materials
Newington, NH: River Road(6)	3 pads	431,000	salt; gypsum
Searsport, ME	3 warehouses;	101,000	break bulk; salt; petroleum coke;
	7 pads	310,000	heavy lift
Portland, ME(7)	7 warehouses;	215,000	break bulk; coal
	4 pads	180,000
South Portland, ME	3 pads	230,000	salt; coal
Providence, RI	1 pad	75,000	salt

Total	10 warehouses; 18 pads	1,542,000

(1)	We also have an aggregate of approximately 1.5 million barrels of additional storage capacity attributable to 43 storage tanks not currently in service. These tanks are not necessary for the operation of our business at current levels. In the event that such additional storage capacity were desired, additional time and capital would be required to bring any of such storage tanks back into service.
(2)	We acquired the Bridgeport terminal on July 31, 2013. See “—Recent Developments.”
(3)	One tank with storage capacity of approximately 136,000 barrels is leased from a subsidiary of Dominion Resources, Inc., an unaffiliated third party.
(4)	Operating assets and real estate are leased from Twin Rivers Technology L.P., an unaffiliated third party.
(5)	Operating assets and real estate are leased from Sprague Massachusetts Properties LLC, which will be a wholly-owned subsidiary of Sprague Holdings upon the closing of this offering. The New Bedford terminal is subject to a purchase and sale agreement pursuant to which a third party has agreed to acquire the terminal from Sprague Massachusetts Properties LLC. The acquisition is subject to certain conditions that are beyond the control of Sprague Massachusetts Properties LLC. Subject to those conditions, the acquisition may be consummated on or before January 5, 2016. In the event that such sale is consummated, our terminal operating agreement with Sprague Holdings and Sprague Massachusetts Properties LLC will automatically terminate. Please read “Certain Relationships and Related Party Transactions—Terminal Operating Agreement.” We have been advised by Sprague Massachusetts Properties LLC that it does not believe that the sale will be consummated prior to September 30, 2014.

(6)	The terminal also has two silos capable of storing a total of approximately 26,000 tons of cement.
(7)	Real estate and two storage buildings are leased from Merrill Industries Inc., an unaffiliated third party, and the balance of the assets are owned by us.

The following specific terminal descriptions provide details regarding each of the 15 terminals we own and/or operate:

South Portland, Maine

The South Portland terminal is a deepwater marine facility located in Portland Harbor, Maine. We acquired the property and related rail track between 1996 and 1999. The terminal receives, stores and distributes light oil, asphalt, clay slurry, road salt and coal. The terminal has three dry bulk storage pads comprising a total of 230,000 square feet of storage capacity. The South Portland terminal has 40 tanks with a total shell capacity of approximately 1.6 million barrels. The table below sets forth the number of tanks and total storage capacity by product at the South Portland terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	17	1,043,700
Aviation Gasoline	1	41,800
No. 6 Fuel Oil	1	96,200
Asphalt	5	246,500
Clay	7	97,500
Out of Service	9	59,700

Total	40	1,585,400

The South Portland terminal has one operational dock with two berthing locations. The inner berth is used for loading and unloading bunker barges while larger vessels are moored, loaded and unloaded at the outer or main berth. The main berth can accommodate vessels up to 700 feet in length with a designed depth of 36 feet.

Searsport, Maine

The Searsport terminal is a deepwater marine facility located approximately 30 miles south of Bangor, Maine. The terminal receives, stores and distributes liquid and dry bulk products, including light oil, residual fuel oil, asphalt, caustic soda, petroleum coke, road salt and clay slurry. We have operated the facility since 1906 and acquired three additional related parcels of land from 1995 through 2006.

The terminal has 18 tanks with a total shell capacity of approximately 1.3 million barrels. Most tanks are devoted to No. 2 and No. 6 fuel oils, but some provide storage for asphalt, light cycle oil, caustic soda and diesel. The Searsport terminal has 101,000 square feet of covered storage in three warehouses with rail siding access to two of the warehouses. Bulk pad storage is provided by seven pads totaling approximately 310,000 square feet that are capable of storing 350,000 tons of products. The pads are presently devoted to petroleum coke and road salt. Additional laydown space for project cargo with rail access is available. The table below sets forth the number of tanks and total storage capacity by product at the Searsport terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	12	831,900
No. 6 Fuel Oil	3	246,500
Asphalt	1	96,000
Caustic Soda	2	80,000

Total	18	1,254,400

We operate two docks at Searsport, a liquid cargo pier and a general cargo dock used for dry bulk, break bulk and heavy lift project cargo. We have an exclusive dock operating agreement with the Maine Department of Transportation who owns the general cargo pier. The facility can accommodate non-self-propelled tank barges, self-propelled tank barges, coastal tankers, ocean-going tankers and bulk vessels. The Searsport terminal has the capability to dock multiple vessels simultaneously. The liquid cargo pier can accommodate vessels up to 700 feet in length and has a designed depth of 36 feet and the general cargo dock can handle vessels up to 750 feet in length with a designed depth of 40 feet.

Working with the Maine Port Authority, we were recently awarded a $7 million federal grant that has been used to purchase a 140 ton heavy lift crane to materially increase the Searsport terminal’s efficiency, speed loading and offloading bulk and break bulk ships.

Newington, New Hampshire: River Road

The River Road terminal is a deepwater marine facility located approximately five miles west of Portsmouth, New Hampshire. We acquired the facility in October 1981. The terminal receives, stores and distributes distillate fuel, residual fuel oil, cement, gypsum rock and road salt. The facility also receives and stores domestic tallow products for export to customers in Europe. The River Road terminal has 30 storage tanks with a total shell capacity of approximately 1.2 million barrels. In addition, this terminal has approximately 250,000 tons of bulk pad storage, presently containing salt and 120,000 tons of capacity for gypsum. The three outside storage pads total approximately 431,000 square feet. The terminal also has two silos capable of storing a total of approximately 26,000 tons of cement. The table below sets forth the number of tanks and total storage capacity by product at the River Road terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	16	970,200
No. 6 Fuel Oil	4	120,000
Tallow, Waste Oil	9	66,900
Out of Service	1	5,200

Total	30	1,162,300

The River Road terminal can service both liquid and dry bulk vessels. The dock at the River Road Terminal is capable of accommodating vessels where the length is up to 735 feet with a designed depth of 36 feet.

Bridgeport, Connecticut

The Bridgeport terminal is a marine terminal located in Bridgeport, Connecticut. We acquired the facility in July 2013. The terminal receives, stores and distributes distillate fuel, gasoline and ethanol products. The Bridgeport terminal has 13 storage tanks with a total shell capacity of approximately 1.3 million barrels. The table below sets forth the number of tanks and total storage capacity by products at the Bridgeport terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	6	623,500
Gasoline	3	328,100
Ethanol	2	181,100
Out of Service	2	214,400

Total	13	1,347,100

The Bridgeport terminal dock has four active product lines connecting the dock to its above-ground storage tanks and one asphalt line connecting a neighboring business under contract with the terminal to receive their product. The dock is capable of accommodating both barges and ships and has a designed depth of 32 feet.

Albany, New York

The Albany terminal is located approximately seven miles southeast of Albany, New York. The terminal receives, stores and distributes residual fuel oil, ULSD, ULSK and heating oil. The terminal was formerly two independent terminals. We acquired the original facility in January 1989 and the adjacent facility in September 2011. The Albany terminal has 23 storage tanks with a total shell capacity of approximately 1.7 million barrels. The table below sets forth the number of tanks and total storage capacity by product at the Albany terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	6	636,400
No. 6 Fuel Oil	3	253,400
Out of Service	14	764,700

Total	23	1,654,500

The September 2011 acquisition included the marine dock on the Hudson River and interconnected pipelines to receive and deliver distillate and residual fuel oil products. The dock can accommodate barges and ships up to 550 feet in length with a designed depth of 21 feet.

Newington, New Hampshire: Avery Lane

The Avery Lane terminal is a deepwater marine terminal located approximately five miles west of Portsmouth, New Hampshire. The terminal receives, stores and distributes aviation gasoline and asphalt. We acquired the terminal in November 1996. The Avery Lane terminal has 13 storage tanks with a total shell capacity of 736,300 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Avery Lane terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Asphalt	11	717,000
Aviation Gasoline	1	5,000
Out of Service	1	14,300

Total	13	736,300

A majority of products at the Avery Lane terminal are received by barge or marine vessel via the Avery Lane terminal dock that can accommodate vessels up to 720 feet in length and a designed depth of 36 feet. We have an agreement with the adjacent terminal, Sea-3 Products, Inc., that allows Sea-3 to utilize the Avery Lane terminal dock for offloading liquefied propane. The terminal also has rail access, which is used to receive aviation fuel.

Quincy, Massachusetts

The Quincy terminal is a deepwater marine facility located approximately 10 miles south of Boston, Massachusetts. The terminal receives, stores and distributes various distillate products. We acquired the property in 1995. Total storage at the Quincy terminal includes 12 tanks with a total shell capacity of 672,000 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Quincy terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	8	574,000
No. 6 Fuel Oil	1	83,000
Out of Service	3	15,000

Total	12	672,000

The Quincy terminal dock has six active product lines connecting the dock to its above-ground storage tanks. The dock is capable of handling vessels up to 700 feet in length with a designed depth of 35 feet.

Providence, Rhode Island

The Providence terminal is a deepwater marine terminal located in Providence, Rhode Island. The terminal receives, stores and distributes light oil, residual fuel oil, asphalt and road salt. We have owned the Providence terminal since 1905. The Providence terminal has five storage tanks with a total shell capacity of 619,800 barrels, of which we lease one tank with storage capacity of approximately 136,000 barrels for No. 2 fuel oil storage from Dominion Energy Manchester Street Inc. This terminal also has a 75,000 square foot bulk pad for storage of up to 100,000 tons. The table below sets forth the number of tanks and total storage capacity by product at the Providence terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Asphalt	1	132,000
Distillates	3	339,800
No. 6 Fuel Oil	1	148,000

Total	5	619,800

We maintain a marine dock along the Providence River to receive product. The dock can accommodate vessels up to 690 feet in length, with a designed depth of 36 feet.

Everett, Massachusetts

The Everett terminal is located approximately four miles north of Boston, Massachusetts. The terminal receives, stores and distributes asphalt. We acquired the terminal in 2001. The Everett terminal has eight storage tanks with a total shell capacity of 419,400 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Everett terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Asphalt	4	319,100
Out of Service	4	100,300

Total	8	419,400

We have a dock license agreement with the adjacent ExxonMobil terminal to utilize its dock for marine receipts. The dock is connected to the Everett terminal by an eight-inch dockline that we own and maintain.

Oswego, New York

The Oswego terminal is located approximately 40 miles northwest of Syracuse, New York. The terminal receives, stores and distributes residual fuel oil and asphalt. We acquired the majority of the property on which the terminal is located in 1989 and the remainder of the property in 1995. The Oswego terminal has six storage tanks with a total shell capacity of 515,700 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Oswego terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Asphalt	3	209,800
No. 6 Fuel Oil	1	129,400
Out of Service	2	176,500

Total	6	515,700

We have an agreement with the Oswego Port Authority to utilize its dock for all marine receipts. The dock can accommodate barges and ships up to 780 feet in length with a designed depth of 21 feet.

Quincy, Massachusetts: TRT

The TRT terminal is a deepwater marine terminal located approximately 10 miles south of Boston, Massachusetts on the Town River. The terminal receives, stores and distributes various distillate products. We operate the terminal under a long-term lease of the TRT operating assets and real estate in which we have unilateral extension rights that permit us to maintain access to the terminal until at least 2025. Available storage includes four tanks with a total shell capacity of 304,200 barrels. The table below sets forth the products handled and total storage capacity by product at the TRT terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Disillates	4	304,200

Total	4	304,200

The TRT terminal dock is capable of handling vessels up to 660 feet LOA with a designed depth of 35 feet.

New Bedford, Massachusetts

The New Bedford terminal is located approximately 32 miles southeast of Providence, Rhode Island. The New Bedford terminal is operated as a deepwater marine terminal with four storage tanks having a total shell capacity of 248,100 barrels. We operate the terminal under a long-term lease, expiring in 2021, with Sprague Massachusetts Properties LLC, which will be a wholly owned subsidiary of Sprague Holdings and the owner of the New Bedford terminal upon the closing of this offering. The New Bedford terminal is subject to a purchase and sale agreement pursuant to which a third party may acquire the terminal from Sprague Massachusetts Properties LLC. In the event that such sale is consummated, our terminal operating agreement with Sprague Holdings and Sprague Massachusetts Properties LLC will automatically terminate. Please read “Certain Relationships and Related Party Transactions—Terminal Operating Agreement.” The table below sets forth the number of tanks and total storage capacity by product at the New Bedford terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	2	85,900
Out of Service	2	162,200

Total	4	248,100

The New Bedford terminal has two operational docks. The main dock is used for receipts and loading of barges. The second dock is used for the loading of small barges. The entrance channel limits vessel draft to 26 feet at high tide only. The main dock can accommodate vessels with a maximum bow to center manifold distance, or BCM, of 290 feet with a designed depth of 21 feet.

Mount Vernon, New York

The Mount Vernon terminal is located approximately 22 miles north of New York City. The terminal receives, stores and distributes No. 2 fuel oil and ultra low sulfur diesel. We acquired the terminal in 2000. The

Mount Vernon Terminal has 12 storage tanks with a total shell capacity of 95,900 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Mount Vernon terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	7	72,100
Out of Service	5	23,800

Total	12	95,900

The Mount Vernon terminal includes a marine dock along the Hutchinson River for receipt and delivery of distillate fuels. The dock can accommodate barges up to 300 feet in length, a beam of 50 feet and designed depth of 10.5 feet at high water.

Stamford, Connecticut

The Stamford terminal is a marine terminal located in Stamford, Connecticut. The terminal receives, stores and distributes No. 2 fuel oil and diesel fuel. We acquired the property in July 1994. The terminal has three storage tanks with a total shell capacity of approximately 46,600 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Stamford terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	3	46,600

Total	3	46,600

The Stamford terminal dock is capable of handling barges in tow or self-propelled vessels. The dock can accept vessels or barges up to 300 feet in length with a designed depth of 15.5 feet.

Portland, Maine

The Portland terminal is a deepwater marine terminal located in downtown Portland, Maine. We lease the real estate and two storage buildings at the Portland, Maine terminal from Merrill Industries Inc. The initial term of the lease expires in 2035, and we have two 30-year extension options. The terminal receives, stores and distributes dry bulk and break bulk products. It also has the capability to handle heavy lift project cargo. We leased the real estate and two storage buildings and purchased its other assets in 2004. The terminal has four outside storage pads totaling 180,000 square feet, which are principally used for the storage of road salt and coal. The terminal also has seven warehouses comprising 215,000 square feet that are used for a variety of break bulk cargoes. Two of the warehouses are climate controlled and are used for the storage of press room ready newsprint. The table below sets forth the number of pads and warehouses and total storage area at the Portland terminal.

Product	No. of Pads/Warehouses	Total Shell Area(Ft2)
Dry Bulk (salt/coal)	4 pads	180,000
Break Bulk	7 warehouses	215,000

Total	4 pads; 7 warehouses	395,000

Products at the Portland terminal may be received or shipped by water, rail or highway. The marine dock is 600 feet long and 140 feet in width providing a wide apron for cargo handling. With three mooring dolphins, the dock can accommodate two vessels simultaneously with a designed depth of 36 feet. Three warehouses have rail access, which can be used for import or export. Highway access to I-295 is provided by an industrial interconnector.

Third-Party Locations

We also purchase and/or sell refined products under rack, throughput and exchange agreements at approximately 50 additional facilities through which we distribute approximately 16 million barrels of refined products annually. We enter into rack agreements pursuant to which we purchase product from a supplier under fixed or index-based pricing formulas with title passing to our customers when the product is loaded at the truck loading rack. We enter into third-party throughput arrangements pursuant to which we pay a fee for the right to store product at counterparty locations and make sales to our customers at the rack. The terms of these arrangements vary depending on the volume of product to be stored, whether storage is on a comingled basis (which is typically the case) or on an exclusive basis, the fee charged for the service, the tenor of the arrangement and the particular products and specifications thereof to be stored. We also enter into exchange agreements pursuant to which we are allowed to lift product at the terminal of the counterparty in exchange for granting the counterparty the right to lift product at one of our terminals. Under exchange agreements, we or our counterparty pay the other an agreed upon exchange differential based on assumed equivalent volumes and logistical and other cost considerations, which vary by location.

Competition

We encounter varying degrees of competition based on product type and geographic location in the marketing of our refined products. In our Northeast market, we compete in various product lines and for a range of customer types. The principal methods of competition in our refined products operations are pricing, services offerings to customers, credit support and certainty of supply. Our competitors include terminal companies, major integrated oil companies and their marketing affiliates and independent marketers of varying sizes, financial resources and experience. We believe that our being one of the largest independent wholesale distributors of refined products in the Northeast (based on aggregate terminal capacity), our ownership of various marine-based terminals and our reputation for reliability and strong customer service provide us with a competitive advantage in marketing refined products in the areas in which we operate.

Competitors of our natural gas sales operations generally include natural gas suppliers and distributors of varying sizes, financial resources and experience, including producers, pipeline companies, utilities and independent marketers. The principal methods of competition in our natural gas operations are in obtaining supply, pricing optionality for customers and effective support services, such as scheduling and risk management. We believe that our sizeable market presence and strong customer service and offerings provide us with a competitive advantage in marketing natural gas in the areas in which we operate.

In our materials handling operations, we primarily compete with public and private port operators. Although customer decisions are substantially based on location, additional points of competition include types of services provided and pricing. We believe that our ability to provide materials handling services at a number of our refined products terminals and our demonstrated ability to handle a wide range of products provides us a competitive advantage in competing for products-related handling services in the areas in which we operate.

Seasonality

Demand for natural gas and some refined products, specifically home heating oil and residual fuel oil for space heating purposes, is generally higher during the period of November through March than during the period of April through October. Therefore, our results of operations for the first and fourth calendar quarters are generally better than for the second and third calendar quarters. For example, over the 36-month period ended March 31, 2012, we generated an average of approximately 72% of our total home heating oil and residual fuel oil net sales during the months of November through March.

Environmental

General

Our petroleum product terminal and supply operations are subject to extensive and stringent environmental laws. As part of our business, we own and operate petroleum storage and distribution facilities and a petroleum fleet of trucks, and must comply with environmental laws at the federal, state and local levels, which increase the cost of operating terminals and our business generally. These laws include statutes such as the Clean Water Act and the Clean Air Act and, together with regulations, impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct certain activities limiting or preventing the release of materials from our facilities, managing wastes generated by our operations, the installation of pollution control equipment, responding to releases of process materials or wastes from our operations, and the risk of substantial liabilities for pollution resulting from our operations. However, we do not believe that we are affected in a significantly different manner by these laws and regulations than are our competitors.

Our operations also utilize a number of petroleum storage facilities and distribution facilities that we do not own or operate, but at which refined products are stored. We utilize these facilities through several different contractual arrangements, including leases, throughput and terminalling services agreements. If facilities with whom we contract that are owned and operated by third parties fail to comply with environmental laws, they could be shut down, requiring us to incur costs to use alternative facilities.

Environmental laws and regulations can restrict or impact our business in several ways, such as:

•	Requiring capital expenditures to comply with environmental control requirements;

•	Requiring remedial action to mitigate releases of hydrocarbons, hazardous substances or wastes caused by our operations or attributable to former operators; and

•	Curtailing the operations of facilities deemed in non-compliance with environmental laws and regulations.

Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hydrocarbons, hazardous substances or wastes have been released or disposed. Moreover, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hydrocarbons, hazardous substances or other wastes into the environment.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and to plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance.

Our historical and projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions or changes in regulation, or discovery of existing but unknown compliance issues. Therefore, we do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations.

Hazardous Substances and Releases

The environmental laws and regulations affecting our business generally prohibit the release of hazardous substances into the water or soils, and include requirements to control pollution of the environment. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, also known as CERCLA or the Superfund law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under the Superfund law, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. The Superfund law also authorizes the EPA, and in some instances third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible persons the costs they incur. It is possible for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we may generate substances that fall within the Superfund law’s definition of a hazardous substance and, as a result, we may be jointly and severally liable under the Superfund law for all or part of the costs required to clean up sites at which those hazardous substances have been released into the environment.

We currently own, lease or utilize storage or distribution facilities where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on, under or from the properties owned or leased by us or on or under other locations where we have contractual arrangements or where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to the Superfund law or other federal and state laws. Under these laws, we could be required to remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators, to clean up contaminated property, including groundwater contaminated by prior owners or operators, or to make capital improvements to prevent future contamination.

We are incurring ongoing costs for monitoring groundwater at several facilities that we operate. Assuming that we will be able to continue to use common monitoring methods or associated engineering or institutional controls to demonstrate compliance with applicable regulatory requirements, as we have in the past and regulations currently allow, we believe that these costs will not have a material impact on our financial condition or results of operations.

Above-Ground Storage Tanks

Above-ground tanks that contain petroleum and other hazardous substances are subject to comprehensive regulation under environmental laws. Generally, these laws impose liabilities for releases and require secondary containment systems for tanks or require the operators take alternative precautions to ensure that no contamination results from tank leaks or spills. We believe we are in substantial compliance with environmental laws and regulations applicable to above-ground storage tanks.

The Oil Pollution Act of 1990, or OPA, addresses three principal areas of oil pollution—prevention, containment and cleanup. In order to handle, store or transport oil, we are required to file oil spill response plans with the United States Coast Guard (for marine facilities) and the EPA. States in which we operate have enacted laws similar to OPA. We maintain such plans, and when required have submitted plans and received federal and state approvals necessary to comply with the OPA, the Clean Water Act and related regulations. Further, we have trained employees who serve as emergency responders and also contract with various spill-response specialists to ensure appropriate expertise is available for any contingency, including spills of oil or refined products, from our facilities. These employees receive annual refresher emergency responder training, as well as annual and other periodic drills and training, to ensure that they are able to mitigate spills or other releases and control site response activities. We believe we are in substantial compliance with regulations promulgated under OPA and similar state laws.

Under OPA and comparable state laws, responsible parties for a regulated facility from which oil is discharged may be subject to strict, joint and several liability for removal costs and certain other consequences of an oil spill such as natural resource damages, where the spill is into navigable waters or along shorelines. Under the authority of the federal Clean Water Act, the EPA imposes specific requirements for Spill Prevention, Control, and Countermeasure, or SPCC, plans that are designed to prevent, and minimize the impacts of, releases from above ground storage tanks.

From time to time, we experience spills and releases during various phases of our operations, and some of these releases can reach waters that applicable federal and state laws would define as navigable. For instance, on June 17, 2011, our River Road operations in Newington, New Hampshire experienced a release of approximately 170 gallons of No. 6 fuel oil into the surrounding waters of the Great Bay and the Piscataqua River. Our personnel notified local and federal officials promptly and implemented the existing spill plan in cooperation with all appropriate federal and state authorities, and the clean-up work was concluded shortly after the release. As a result of the spill, our predecessor entered into a Consent Decree with the state of New Hampshire on March 11, 2013, which included $41,000 in fines and penalties, along with a pipeline replacement and inspection program. Costs associated with the near term pipeline work are included in projected capital costs.

Water Discharges

The federal Clean Water Act, or CWA, and analogous state laws impose strict controls on the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. This law and comparable state laws prohibit the discharge of pollutants into regulated waters, except in accordance with the terms of a permit issued by the EPA or analogous state agency and impose substantial liabilities for noncompliance. The CWA also regulates the discharge of storm water runoff from certain industrial facilities. Accordingly, several of our facilities are required to obtain and maintain storm water discharge permits, which require monitoring and sampling of storm water runoff from such facilities. We believe we hold the required permits and operate in substantial compliance with those permits. While we have experienced permit discharge exceedences at some of our terminals, we do not expect any non-compliance with existing permits and foreseeable new permit requirements to have a material adverse effect on our financial position or results of operations.

Air Emissions

Our operations are subject to the federal Clean Air Act, or CAA, and comparable state and local laws. Under such laws, permits are typically required to emit pollutants into the atmosphere. We believe we currently hold or have applied for all necessary air permits and that we are in substantial compliance with applicable air laws and regulations. Although we can give no assurances, we are aware of no changes to air quality regulations that will have a material adverse effect on our financial condition or results of operations.

Various federal, state and local agencies have the authority to prescribe product quality specifications for the refined products that we sell, largely in an effort to reduce air pollution. Failure to comply with these regulations can result in substantial penalties. Although we can give no assurances, we believe we are currently in substantial compliance with these regulations

Changes in product quality specifications could require us to incur additional handling costs or reduce our throughput volume. For instance, different product specifications for different markets could require the construction of additional storage. States in which we operate have either started or plan to limit the sulfur content of home heating oil. Those who have plans for sulfur limitations are doing so in a phased-in approach over nearly five years. This transition could result in temporary supply restrictions as the storage logistics are modified accordingly, which could also increase our costs to purchase such oil or limit our ability to sell heating oil.

Changing sulfur regulations also impact the residual fuel oil business. Restrictions on certain grades of product and in certain cases, banning residual fuel oil in certain municipalities or regions, will force us to reconfigure existing tanks that are in residual fuel oil service.

Climate Change

In response to the April 2007 United States Supreme Court ruling in Massachusetts, et al. v. EPA that the EPA has authority to regulate carbon dioxide emissions under the CAA, the EPA has taken several steps towards implementing regulations regarding the emission of greenhouse gases, or GHG. In 2009, the EPA issued a final rule declaring that six GHGs “endanger both the public health and the public welfare of current and future generations.” The issuance of this “endangerment finding” allows the EPA to begin regulating GHG emissions under existing provisions of the federal Clean Air Act. In addition, the EPA has issued rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States, beginning in 2011 for emissions occurring in 2010. Certain state jurisdictions also have similar GHG reporting requirements. While our operations fall below the thresholds that would characterize large sources, we are required to implement systems to track certain purchases of product and we believe we are in material compliance with the regulations.

Hazardous and Solid Waste Management

Our operations generate a variety of wastes, including some hazardous wastes that are subject to the federal Resource Conservation and Recovery Act, as amended, or RCRA, and comparable state laws. By way of summary, these regulations impose detailed requirements for the handling, storage, treatment and disposal of hazardous waste. Our operations also generate solid wastes which are regulated under state law or the less stringent solid waste requirements of the federal Solid Waste Disposal Act. We believe we are in substantial compliance with the existing requirements of RCRA, the Solid Waste Disposal Act, and similar state and local laws, and the cost involved in complying with these requirements is not material.

Environmental Insurance

We maintain insurance which may cover, in whole or in part, certain expenditures from releases of refined products. We maintain insurance policies with insurers to provide protection against certain risks such as bodily injury, property damage and first-priority cleanup from spills at terminals or while fuels are in transit. We maintain $200 million in insurance for spills at terminals and our deductible is $150,000. For spills occurring during inland truck or rail transportation, we maintain a $5 million limit with a $50,000 deductible. We evaluate these levels of coverage and deductibles on a recurring basis and will adjust as we deem prudent and the market allows. These policies do not cover all environmental liabilities, risks and costs, such as fines and penalties, which are commonly excluded from available coverage. Even for the types of liabilities, risks and costs that can be covered, such as those associated with spill response, remediation and third-party claims alleging personal injury and/or property damage, these policies may not provide sufficient coverage in the event an environmental claim is made against us.

Many of our agreements with third parties contain indemnities that may apply to spills or releases of refined products. These indemnities are typically reciprocal, however, and whether we are entitled to be indemnified or owe an obligation of indemnity will depend on the circumstances giving rise to the claim. Moreover, liability under these indemnities may also be subject to contractually negotiated floors and caps.

Security Regulation

Since the September 11, 2001 terrorist attacks on the United States, the U.S. government has issued warnings that energy infrastructure assets may be future targets of terrorist organizations. These developments have subjected our operations to increased risks.

In 2002, the U.S. Congress enacted the Maritime Transportation Security Act, or MTSA, with the goal of preventing a maritime transportation security incident. Several of our storage and distribution facilities fall within the MTSA jurisdiction, which, as of 2008, requires stringent security measures taken by us as a precaution against possible terrorist attacks. These measures have resulted in increased costs to our business. Terrorist attacks aimed at our facilities could adversely affect our business, and any global and domestic economic repercussions from terrorist activities could adversely affect our business. For instance, terrorist activity could lead to increased volatility in prices for home heating oil, transportation fuels and other products we sell.

Insurance carriers are currently required to offer coverage for terrorist activities as a result of the federal Terrorism Risk Insurance Act of 2002, also known as TRIA. We have purchased this coverage with respect to our property and casualty insurance programs.

Employee Safety

We are subject to the requirements of the Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe our operations are in substantial compliance with the OSHA requirements.

With respect to the transportation of refined products by truck, we operate a truck fleet, which mainly distributes products we sell to our customers. We are subject to regulations promulgated under the Federal Motor Carrier Safety Act for those trucks that we operate. These regulations cover the transportation of hazardous materials and are administered by the U.S. Department of Transportation, or DOT. We conduct ongoing training programs to help ensure that our operations are in compliance with applicable regulations. We believe our operations are in substantial compliance with the DOT and OSHA requirements.

Title to Properties, Permits and Licenses

We believe we have all of the assets needed, including leases, permits and licenses, to operate our business in all material respects. With respect to any consents, permits or authorizations that have not been obtained, we believe the failure to obtain these consents, permits or authorizations will have no material adverse effect on our financial position, results of operations or distributable cash flow.

We believe we have satisfactory title to all of our assets. Title to property may be subject to encumbrances. We believe none of these encumbrances will materially detract from the value of our properties or from our interest in these properties, nor will they materially interfere with the use of these properties in the operation of our business.

Facilities

We lease office space for our principal executive office in Portsmouth, New Hampshire. The lease expires on January 31, 2014. We have signed a 15 year lease with two options to renew for five additional years each at a new location near our existing office.

Employees

To carry out our operations, we employed more than 400 full-time employees as of June 21, 2013. We also employ some “peak time” hourly workers who are on call during peak periods. These peak time employees do not receive benefits.

We currently have four collective bargaining agreements, representing a total of approximately 50 employees, in the following locations:

•	Lawrence, New York (drivers and mechanics): Collective bargaining agreement with the United Service Workers, TCU, Local 355, AFL-CIO. The current contract is in effect until June 30, 2015.

•

Mount Vernon, New York (terminal operators): Collective bargaining agreement with the Teamsters, Local 456, an affiliate of the International Brotherhood of Teamsters. The current contract is in effect until May 31, 2015.

•	Providence, Rhode Island (terminal operators): Collective bargaining agreement with the State Fuel Handlers Union. The current contract is in effect until June 30, 2015.

•

Albany, New York (terminal operators): Collective bargaining agreement with the Teamsters Local 294, an affiliate of the International Brotherhood of Teamsters. The current contract is in effect until March 31, 2016.

We believe we have good working relationships with both our union and non-union workforce.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings, except as generally described below. In addition, we are not aware of any significant legal or governmental proceedings currently pending against us, or contemplated to be brought against us.

MANAGEMENT

Management of Sprague Resources LP

Sprague Resources GP LLC, as our general partner, will manage our operations and activities on our behalf through its officers and directors. Our general partner and the board of directors of our general partner are not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to directly or indirectly participate in our management or operation. Our general partner owes certain duties to our unitholders as well as fiduciary duties to its owner.

The board of directors of our general partner will oversee our operations. Upon the closing of this offering, the board of directors of our general partner will have six members. Sprague Holdings, the owner of our general partner, intends to increase the size of the board of directors of our general partner to seven members following the closing of this offering. Sprague Holdings will appoint all directors to the board of directors of our general partner and we expect that, when the size of the board increases to seven directors, at least three of those directors will be independent as defined under the independence standards established by the NYSE.

Mr. Robert B. Evans and Mr. C. Gregory Harper are expected to join the board of directors of our general partner prior to or on the date our common units first trade on the NYSE. The board of directors of our general partner has determined that Messrs. Evans and Harper each satisfy the NYSE and SEC standards for independence. Sprague Holdings will appoint one additional independent director within twelve months of such date. The NYSE does not require a publicly traded limited partnership, like us, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/corporate governance committee. We are, however, required to have an audit committee of at least three members within twelve months of the date our common units are first traded on the NYSE, and all of its members are required to be independent as defined by the NYSE. The independent directors of the board of directors of our general partner will serve as the initial members of the audit committee of the board.

Whenever our general partner makes a determination or takes or declines to take an action in its individual, rather than representative, capacity or in its sole discretion, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any unitholder, and our general partner is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Delaware Act or any other law. Examples include the exercise of its limited call rights, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation. Actions of our general partner that are made in its individual capacity or in its sole discretion will be made by its ultimate parent, Axel Johnson.

In selecting and appointing directors to the board of directors of our general partner, the owner of our general partner does not intend to apply a formal diversity policy or set of guidelines. However, when appointing new directors, our general partner considers each individual director’s qualifications, skills, business experience and capacity to serve as a director, as described below for each director, and the diversity of these attributes for the board of directors of our general partner as a whole.

Board Committees

Conflicts Committee

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any unaffiliated unitholder, on the other, the board of directors of our general partner will resolve that conflict. The board of directors of our general partner may establish a conflicts committee to review specific matters that the board refers to it. The board of directors of our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. Such a committee would consist of a minimum of two members, none of whom can be officers or employees of our general partner or directors, officers or employees of its affiliates (other than as directors of our subsidiaries) and each of whom must meet the independence standards for service on an audit committee established by the NYSE and the SEC. Messrs. Harper and Evans will serve as the initial independent members of the conflicts committee. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our unitholders, and not a breach by our general partner of any duties it may owe us or our unitholders.

If the board of directors of our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any unitholder, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Audit Committee

The board of directors of our general partner has an audit committee that assists it in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. In compliance with the requirements of the NYSE, a majority of the members of the audit committee will be independent directors within 90 days after the effective date of the registration statement and all the members of the audit committee will be independent directors within one year of the effective date of the registration statement. Messrs. Harper and Evans will serve as the initial independent members of the audit committee. Mr. Harper will satisfy the definition of audit committee financial expert for purposes of the SEC rules. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

Director Compensation

Officers, employees or paid consultants and advisors of our general partner or its affiliates who also serve as our directors will not receive additional compensation for their service as our directors. We anticipate that directors who are not officers, employees or paid consultants and advisors of our general partner or its affiliates will receive a combination of cash and restricted common unit grants as compensation for attending meetings of the board of directors of our general partner and committees thereof. We expect that such compensation will consist of an annual retainer of $60,000 for each non-employee board member, paid in quarterly installments. We expect that each non-employee board member will additionally receive an initial grant of a number of restricted units having a grant date fair value of approximately $60,000 following the closing of this offering, subject to the terms and vesting schedules set forth in the applicable grant documents. We expect that each non-employee director will also receive an annual grant, effective on the anniversary date of such director’s appointment to the board of directors of our general partner, of the number of restricted units having a grant date fair value of approximately $60,000, subject to the terms and vesting schedules set forth in the applicable grant documents. Further, we expect that non-employee directors serving as a chairman or a member of a committee of the board of directors of our general partner will receive an annual retainer of $10,000 or $5,000, respectively, paid in quarterly installments.

All directors will receive reimbursement for out-of-pocket expenses associated with attending meetings of the board of directors of our general partner or serving on committees. Each director and officer will receive liability insurance coverage and be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

Directors and Executive Officers

The directors of our general partner hold office until the earlier of their death, resignation, retirement, disqualification or removal by the member of our general partner. There are no family relationships among any of the directors or executive officers of our general partner.

The executive officers of our general partner will manage the day-to-day affairs of our business. Executive officers serve at the discretion of the board of directors of our general partner. Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest but to which the officers and employees of our general partner and certain of our operating subsidiaries may devote a portion of their time pursuant to our services agreement. Although we believe that the executive officers of our general partner will initially devote substantially all of their time to the operation of our business, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The following table sets forth information regarding the executive officers, directors, director nominees and certain other officers of our general partner upon consummation of this offering:

Name	Age	Position with our General Partner
Michael D. Milligan	49	Chairman of the Board of Directors
Ben J. Hennelly	42	Director
David C. Glendon*	47	President, Chief Executive Officer and Director
Gary A. Rinaldi*	56	Senior Vice President, Chief Operating Officer, Chief Financial Officer and Director
Robert B. Evans	64	Director Nominee
C. Gregory Harper	49	Director Nominee
Thomas F. Flaherty*	57	Vice President, Sales
Steven D. Scammon*	51	Vice President, Trading and Pricing
Joseph S. Smith*	56	Vice President, Chief Risk Officer and Strategic Planning
Paul A. Scoff*	54	Vice President, General Counsel, Chief Compliance Officer and Secretary
John W. Moore*	55	Vice President, Chief Accounting Officer and Controller
James Therriault*	52	Vice President, Materials Handling
Burton S. Russell	58	Vice President, Terminals
Brian W. Weego*	46	Vice President, Natural Gas
Frank B. Easton	66	Vice President, Human Resources
Kevin G. Henry	52	Vice President, Treasurer

*	Indicates an “executive officer” for purposes of Item 401(b) of Regulation S-K.

Michael D. Milligan—Mr. Milligan was appointed chairman of the board of directors of our general partner in July 2011. Mr. Milligan currently serves as a member of the board of directors of our predecessor and as the President & Chief Executive Officer of Axel Johnson, a position he has held since 2003. Prior to joining Axel Johnson, Mr. Milligan spent 17 years as a partner and member of the board of directors of Monitor Group, a global consulting and merchant banking group. While at Monitor, Mr. Milligan’s activities covered a broad range of disciplines and industry sectors, including oil and gas, communications technology, specialty chemicals and retail and consumer products. Mr. Milligan holds a Bachelor of Arts degree from Bowdoin College and a Masters in Business Administration from Harvard University. We believe that Mr. Milligan’s more than 20 years of experience in the energy industry, as well as his extensive management skills he acquired through his involvement in the strategy, operations and governance of Axel Johnson, brings substantial perspective and leadership to our board.

Ben J. Hennelly—Mr. Hennelly was appointed to the board of directors of our general partner in July 2011. Mr. Hennelly currently serves as the Executive Vice President of Axel Johnson, a position he has held since March 13, 2007. Mr. Hennelly also currently serves as CFO of Decisyon Inc., an AJI portfolio company, which develops and markets enterprise collaboration software in the U.S. and Europe. Mr. Hennelly previously served as Chief Financial Officer for Axel Johnson during the period of March 2007 through June 2012. Mr. Hennelly has held various positions within the Axel Johnson Group since joining our predecessor in April 2003, including Vice President, Business Development of our predecessor and, more recently, Vice President, Corporate Development at

Axel Johnson. Before joining the Axel Johnson Group, Mr. Hennelly was on the founding management team of EPIK Communications, a provider of broadband telecom services, and previously was a consultant with the Monitor Group, a global management strategy consulting firm, where he advised clients across a range of industries, including the energy industry. Mr. Hennelly holds a Bachelor of Arts degree from Cornell University and a PhD from Brown University. We believe that Mr. Hennelly’s 14 years of consulting and management experience in a variety of industries, together with his deep understanding of our business from nearly three years of service at our predecessor, prepare Mr. Hennelly well to serve on the board of directors of our general partner.

David C. Glendon—Mr. Glendon was appointed to the board of directors of our general partner and was named President and Chief Executive Officer of our general partner in July 2011. Mr. Glendon currently serves as President and Chief Executive Officer of our predecessor, a position he has held since January 15, 2008. Mr. Glendon was hired by our predecessor on June 30, 2003 as the Senior Vice President of Oil and Materials Handling, focusing on driving the execution of a customer-centric approach across all elements of the business. Prior to joining our predecessor, Mr. Glendon was a partner and global account manager at Monitor Group. He was also a founder and managing director of Monitor Equity Advisors, which worked with leading private capital providers in evaluating transactions and enhancing the strategic positions of their portfolio investments. Mr. Glendon received a Bachelor’s degree, cum laude, in Psychology from Williams College and a Master’s degree in Business Administration from the Stanford Graduate School of Business. As a result of his professional background, we believe Mr. Glendon brings executive-level strategic and financial skills along with significant operational experience that, when combined with his 15 years of consulting experience in a variety of industries and a deep knowledge of our business, make Mr. Glendon well-suited to serve on the board of directors of our general partner.

Gary A. Rinaldi—Mr. Rinaldi was appointed to the board of directors of our general partner, and was named Senior Vice President, Chief Operating Officer and Chief Financial Officer of our general partner, in July 2011. Mr. Rinaldi also currently serves as Senior Vice President, Chief Operating Officer and Chief Financial Officer of our predecessor, a position he has held since January 15, 2008. In such role, Mr. Rinaldi has responsibility for all terminals, materials handling and trucking operations, in addition to his duties as Chief Financial Officer. Mr. Rinaldi has been continuously employed by our predecessor since he was hired on April 27, 2003 as Senior Vice President and Chief Financial Officer. Prior to joining our predecessor, Mr. Rinaldi was Managing Director and Chief Financial Officer for the SUN Group. Prior to that, Mr. Rinaldi held several senior financial and operational management positions at Phibro Energy, a division of Salomon Inc., including Vice President and Chief Financial Officer and Director of Phibro Energy Production Inc. Mr. Rinaldi received his Bachelor’s degree in Economics with a concentration in Accounting from The Wharton School, The University of Pennsylvania. Mr. Rinaldi qualified as a Certified Public Accountant in Illinois in 1983. We believe that Mr. Rinaldi’s experience with our predecessor plus his 22 years of prior experience in a variety of senior financial and operational management roles in the energy industry, when combined with his past service on multiple boards of directors, allows him to bring substantial experience and leadership skills to the board of directors of our general partner.

C. Gregory Harper—Mr. Harper has served as Senior Vice President of Midstream of Southwestern Energy Company, a large independent gas and oil producer since August 2013. Before joining Southwestern Energy Mr. Harper served as Senior Vice President and Group President of CenterPoint Energy Pipelines and Field Services from December 2008 to June 2013. Before joining CenterPoint Energy in 2008, Mr. Harper served as President, Chief Executive Officer and as a Director of Spectra Energy Partners, LP from March 2007 to December 2008. From January 2007 to March 2007, Mr. Harper was Group Vice President of Spectra Energy Corp., and he was Group Vice President of Duke Energy from January 2004 to December 2006. Mr. Harper served as Senior Vice President of Energy Marketing and Management for Duke Energy North America from January 2003 until January 2004 and Vice President of Business Development for Duke Energy Gas Transmission and Vice President of East Tennessee Natural Gas, LLC from March 2002 until January 2003. He currently serves on the Board of Directors of the Interstate Natural Gas Association of America. Mr. Harper received his Bachelor’s degree in Mechanical Engineering from the University of Kentucky and his Master’s degree in Business Administration from the University of Houston. We believe Mr. Harper’s extensive industry background, particularly his financial reporting and oversight expertise, will bring important experience and skill to the board of directors of our general partner.

Robert B. Evans—Mr. Evans has served as a director of the General Partner of Targa Resources Partners, LP since February 2007 and as a director of New Jersey Resources Corporation since 2009. Mr. Evans was the President and Chief Executive Officer of Duke Energy Americas, a business unit of Duke Energy Corp., from January 2004 to March 2006, after which he retired. Mr. Evans served as the transition executive for Energy Services, a business unit of Duke Energy, during 2003. Mr. Evans also served as President of Duke Energy Gas Transmission beginning in 1998 and was named President and Chief Executive Officer in 2002. Prior to his employment at Duke Energy, Mr. Evans served as Vice President of marketing and regulatory affairs for Texas Eastern Transmission and Algonquin Gas Transmission from 1996 to 1998. Mr. Evans received his Bachelor’s degree in Accounting from the University of Houston. We believe Mr. Evans’s extensive energy industry background, particularly his experience in senior leadership roles and board positions of other energy companies, will provide the board of directors of our general partner with valuable knowledge and skill.

Thomas F. Flaherty—Mr. Flaherty was appointed Vice President, Sales of our general partner in July 2011, a position he has held with our predecessor since November 28, 2006. In such role, Mr. Flaherty is responsible for all refined products sales and marketing activities. Mr. Flaherty has served in various roles during his continuous tenure with our predecessor since he was hired as an Account Executive in Coal Sales in July 1983, including Vice President, Commercial Sales and subsequently Vice President, Industrial Marketing. Prior to joining our predecessor, Mr. Flaherty was employed by Eastern Associated Coal Corp, a Pittsburgh based coal production company. Mr. Flaherty received his Bachelor’s degree in Management from the University of Massachusetts and a Master’s degree in Business Administration from the Whittemore School of Business, University of New Hampshire.

Steven D. Scammon—Mr. Scammon was appointed Vice President, Trading and Pricing of our general partner in July 2011, a position he has held with our predecessor since January 28, 2008. In such role, Mr. Scammon is responsible for refined products trading and pricing. Mr. Scammon also managed customer service until February 2013 at which time it was moved into marketing. Mr. Scammon joined our predecessor as Vice President, Clean Products on December 26, 2000 and has been continuously employed by our predecessor since then. Prior to joining our predecessor, Mr. Scammon served as Senior Vice President with the Consolidated Natural Gas Energy Services Co. Prior to that, Mr. Scammon served in several positions with Louis Dreyfus Corporation including as Global Position Manager and Manager— National Accounts. Mr. Scammon received his Bachelor’s degree in Economics from Denison University.

Joseph S. Smith—Mr. Smith was appointed Vice President, Chief Risk Officer and Strategic Planning of our general partner in July 2011, a position he has held with our predecessor since July 3, 2006. In such role, Mr. Smith is tasked with oversight responsibility for risk management and related control processes. As part of this role, he has management responsibility for strategic planning, financial planning and analysis, middle office, and insurance groups. Mr. Smith has been an employee of our predecessor since April 2001 when he joined as Vice President, Corporate Planning and Development and was subsequently promoted to Vice President, Pricing and Performance Management. Prior to joining our predecessor, Mr. Smith was a Principal with Arthur D. Little, Inc.’s international energy consulting practice. He also worked in various positions for Mobil Oil Corporation, including in the areas of sales and supply and research and development. Mr. Smith received his Bachelor’s degree in Chemical Engineering from the University of Maine. He received a Master’s degree in Chemical Engineering from Pennsylvania State University and a Master’s degree in Business Administration in Finance from Drexel University.

Paul A. Scoff—Mr. Scoff was appointed Vice President, General Counsel, Chief Compliance Officer and Secretary of our general partner in July 2011, a position he has held with our predecessor since June 1, 2011. Mr. Scoff has been continuously employed by our predecessor since December 1999, serving as Vice President, General Counsel and Secretary during such time. Prior to joining our predecessor, Mr. Scoff was the Vice President and General Counsel of Genesis Energy L.P., a publicly traded master limited partnership. Prior to Genesis, Mr. Scoff served as Senior Counsel with Basis Petroleum (formerly known as Phibro Energy U.S.A. Inc., a division of Salomon Inc.). He also served as Senior Counsel with The Coastal Corporation prior to joining Basis Petroleum. He received his Juris Doctorate from the University of Houston Law Center in 1984 and his Bachelor’s degree, cum laude, in Political Science and English from Washington and Jefferson College in 1981.

John W. Moore—Mr. Moore was appointed Vice President, Chief Accounting Officer and Controller of our general partner in July 2011 and as such is responsible for our financial reporting. Mr. Moore currently serves as the Vice President, Chief Accounting Officer and Controller of our predecessor, and has been continuously employed by our predecessor since joining in June 1998 as the Chief Accounting Officer and Controller. Prior to joining our predecessor, Mr. Moore worked as an auditor at Arthur Andersen LLP and in various senior accounting management capacities at Phibro and Valero Energy Corporation. Mr. Moore’s accounting experience includes both his experience with our predecessor plus 15 years of prior experience in the energy industry. Mr. Moore received a Bachelor’s degree, magna cum laude, in Accounting from Texas Tech University and is a Certified Public Accountant.

James A. Therriault—Mr. Therriault was appointed Vice President, Materials Handling of our general partner in July 2011, a position he has held with our predecessor since October 2003. As Vice President, Materials Handling, Mr. Therriault is responsible for the sales and business development efforts of our materials handling business unit. Mr. Therriault has held a variety of business and financial positions since joining our predecessor in 1984. Mr. Therriault graduated from The University of New Hampshire in 1983 with a Bachelor of Arts degree in Economics and from the University of Southern New Hampshire in 1987 with a Master’s degree in Business Administration.

Burton S. Russell—Mr. Russell was appointed Vice President, Operations of our general partner in July 2011, a position he has held with our predecessor since 2003. As Vice President, Operations, Mr. Russell is responsible for the safe, environmentally responsible and cost efficient operation of our terminals and fleet. He joined our predecessor in 1998 and has continuously served in various positions, including responsibilities for terminals, fleet, safety, regulatory compliance, engineering and materials handling. Prior to joining our predecessor, Mr. Russell spent 21 years as a commissioned officer in the U.S. Coast Guard, serving the majority of that time in their Marine Technical, Port Safety and Environmental Protection programs. His last duty assignment was as the Captain of the Port, Officer in Charge of Marine Inspection and Federal On Scene Coordinator at the Marine Safety Office located in Portland, Maine. Mr. Russell received a Bachelor of Science degree in Ocean Engineering from the U.S. Coast Guard Academy. He received two Master’s degrees from the University of Michigan: one in Naval Architecture and Marine Engineering and a second in Mechanical Engineering. He is also a licensed Professional Engineer.

Brian W. Weego—Mr. Weego was appointed Vice President, Natural Gas of our general partner in July 2011, a position he has held with our predecessor since June 7, 2010. As Vice President, Natural Gas, Mr. Weego is responsible for all elements of the natural gas business unit. Mr. Weego has been continuously employed by our predecessor since he was hired on December 7, 1998, having served as Manager, Natural Gas Supply Operations; Director, Natural Gas Marketing; and Managing Director, Natural Gas Marketing. Prior to joining our predecessor, Mr. Weego spent 11 years in various segments in the natural gas industry and has worked for the Coastal Corporation (wholesale natural gas origination and sales), O&R Energy (natural gas supply and trading) and Commonwealth Gas Company (natural gas utility supply planning and acquisition). Mr. Weego received a Bachelor of Science degree in Management from Lesley University and a Master’s degree in Business Administration from the University of New Hampshire Whittemore School of Business and Economics.

Frank B. Easton—Mr. Easton was appointed Vice President, Human Resources of our general partner in July 2011, a position he has held with our predecessor since August 3, 1998. He previously served in a consulting capacity for our predecessor beginning in March 1998. Prior to joining our predecessor, Mr. Easton served as a Director of Human Resources at Dell Computer Corporation and Sequent Computer Systems, and, prior thereto, he served in a variety of finance and human resources roles at Wang Laboratories. Mr. Easton received his Bachelor’s Degree in Sociology from Keene State College and his Master’s Degree in Business Administration from the Executive Program, Whittemore School of Business, University of New Hampshire.

Kevin G. Henry—Mr. Henry was appointed Vice President, Treasurer of our general partner in March 2012. Previously he was appointed Treasurer of our general partner in July 2011, a position he has held with our predecessor since October 1, 2003. His primary responsibilities include managing liquidity, banking relationships, cash management and interest rate hedging programs. Additionally, Mr. Henry has management responsibility for the credit department and contract administration. Prior to joining our predecessor, Mr. Henry was an Assistant Treasurer for nine years with Tosco Corporation, a publicly held integrated oil company with refining, marketing and retail service stations. Mr. Henry previously worked for Phibro in various financial capacities. Mr. Henry received a Bachelor’s degree in Management from St. Francis College with further accreditations from the Graduate School of Credit and Financial Management at Dartmouth College and the American Graduate School of International Management at Thunderbird University.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for its management of us, except as set forth in the services agreement that we will enter into in connection with the closing of this offering. Under the terms of the partnership agreement, our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf for managing and controlling our business and operations.

Pursuant to the terms of the services agreement, our general partner will agree to provide certain general and administrative services and operational services to us, and we will agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services to us, including salary, bonus, incentive compensation, insurance premiums and other amounts allocable to the employees and directors of our general partner or its affiliates that perform services on our behalf. Please read “Certain Relationships and Related Party Transactions—Services Agreement.” Our general partner and its affiliates also may provide us other services for which we may be charged fees as determined by our general partner.

There is no cap on the amount that may be reimbursed or paid by us to our general partner or its affiliates pursuant to our partnership agreement or the services agreement. We project that the aggregate amount of reimbursements and fees to be paid by us to our general partner (including approximately $2.1 million of annual incremental selling, general and administrative expense that we expect to incur as a result of being a publicly traded partnership) will be approximately $70.7 million for the twelve months ending September 30, 2014. Please read “Certain Relationships and Related Party Transactions—Services Agreement.”

Compensation Discussion and Analysis

Introduction

Our general partner has sole responsibility for conducting our business and for managing our operations and its board of directors and officers make decisions on our behalf. We have no employees. We will reimburse our general partner for the expense of the services its employees provide to us and it, including compensation expenses for executive officers and directors of our general partner. Please read “—Reimbursement of Expenses of Our General Partner.” Similarly, we have not formed a compensation committee. While it may in the future establish a compensation committee for such purposes following the closing of this offering and for the foreseeable future the full board of directors of our general partner will determine the future compensation of the directors and officers of our general partner, including its Named Executive Officers (as described below).

Historically, including during the fiscal year ended December 31, 2012, the President and Chief Executive Officer of our predecessor worked with the compensation committee of Axel Johnson, or the Predecessor Committee, to set the pay for the executives of our predecessor. The individuals who served as executives of our predecessor began serving as executives of our general partner, and by extension serving as our executive officers, upon our formation in June 2011. Following the closing of this offering, the pay for the executive officers of our general partner will be set by the board of directors of our general partner.

The purpose of this Compensation Discussion and Analysis is to explain our philosophy for determining the compensation program for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of our general partner for 2012, or the Named Executive Officers, and to discuss why and how the 2012 compensation package for these executives was implemented. We were not formed until June 2011, and the assets and operations of our predecessor will only be contributed to us in conjunction with the closing of this offering. However, because the vast majority of the assets and operations of our predecessor will be contributed to us in connection with this offering and the executive officers of our predecessor will be the executive officers of our general partner, we believe that disclosure regarding our executive officers’ compensation for the full fiscal year 2012, which was set and paid by our predecessor, is generally appropriate and relative to our own compensation philosophy and, as such, is disclosed in the tables below and discussed in this Compensation Discussion and Analysis. The Named Executive Officers for the fiscal year ending December 31, 2012 are as follows:

•	David C. Glendon—President and Chief Executive Officer

•	Gary A. Rinaldi—Senior Vice President, Chief Operating Officer and Chief Financial Officer

•	Thomas F. Flaherty—Vice President, Sales

•	Steven D. Scammon—Vice President, Trading and Pricing

•	Joseph S. Smith—Vice President, Chief Risk Officer and Strategic Planning

Following this discussion are tables that include compensation information for the Named Executive Officers.

Objectives of Our Executive Compensation Program

Historically, our executive compensation program has been based on the following principles:

•

The compensation paid to our executives should be competitive with that paid to the executives of those companies with which we compete for executive talent so that we attract and retain a skilled and experienced management team.

•	Incentive compensation should be a material portion of total compensation so that our executives are properly motivated to focus on achieving or exceeding our financial and business goals.

•	Axel Johnson should receive a threshold return on investment before the payout of any incentive compensation, so as to align the interests of the executive team with those of Axel Johnson.

Mr. Glendon and the Predecessor Committee believed these objectives were best met by providing a mix of competitive base salaries in combination with short- and long-term cash compensation. This mix of compensation elements has provided us with a successful compensation program that has allowed us to attract and retain a quality team of executives while motivating them to provide a high level of performance. As described in more detail below in the section entitled “—Setting Executive Compensation,” going forward, the board of directors of our general partner (including Mr. Glendon) will oversee our executive compensation. We expect that they will utilize similar principles as they manage these programs and set executive pay, although they may make certain adjustments to the types of compensation provided and performance metrics used in order to more accurately reflect a compensation program appropriate for a publicly traded entity. Specifically, we believe that ensuring that our unitholders receive a threshold return on investment before target payout of incentive compensation will continue to be an important aspect of our compensation philosophy.

Setting Executive Compensation

The Predecessor Committee had the authority to make all major decisions with regard to the compensation of our Named Executive Officers. Historically, the Predecessor Committee asked that Mr. Glendon make recommendations regarding the base salaries for each of the Named Executive Officers (with the exception of his own compensation, which was set by the Predecessor Committee). Additionally, Mr. Glendon made recommendations to the Predecessor Committee regarding the level of annual and long-term bonuses he believed was appropriate for each of the Named Executive Officers based on their performance and level of responsibility.

The Predecessor Committee took these recommendations into consideration when making final determinations with regard to the levels of annual and long-term bonuses for each of the Named Executive Officers. Following the consummation of this offering, it is expected that Mr. Glendon will work with the board of directors of our general partner in a similar fashion as he did with the Predecessor Committee, recommending base salaries for the remaining Named Executive Officers and working in connection with the board to determine bonuses as well as other incentive compensation elements.

Components of Compensation

For the fiscal year ending December 31, 2012, the compensation for our Named Executive Officers consisted of the following elements:

•	Base salary;

•	Discretionary annual cash bonus awards;

•	Discretionary cash awards under our long-term incentive program (the “LTIP”); and

•	Other benefits, including retirement, car, health and welfare and related benefits.

Base Salary. Each Named Executive Officer’s base salary is a fixed component of compensation and does not vary depending on the level of performance achieved. Base salaries for all executives, including Named Executive Officers, were historically set at levels deemed appropriate to retain their services. The Predecessor Committee and Mr. Glendon considered the responsibilities associated with each Named Executive Officer’s position, each executive’s experience, skill and education, and each executive’s potential to contribute to our overall success. For example, when Mr. Glendon assumed the role as President and Chief Executive Officer, the Predecessor Committee considered both his prior experience and performance as our Senior Vice President of Sales and, prior to that, at the Monitor Group, as well as the additional responsibility that he would be taking on in his new position. In establishing the base salaries for the rest of our Named Executive Officers, the Predecessor Committee and Mr. Glendon also considered the extent to which the particular individual had the skills to help us solve the organizational challenges we faced at that time and the expertise to help us meet our future business goals. Finally, the Predecessor Committee and Mr. Glendon considered the other employment opportunities available to the executive and earning potential associated with those opportunities. We expect that these factors will continue to drive base salary decisions after the close of this offering.

Base salaries for each Named Executive Officer were reviewed annually by the Predecessor Committee as well as at the time of any promotion or significant change in job responsibilities, and in connection with each review individual and company performance over the course of that year were considered. In some, but not all, years, broad-based third-party compensation surveys were reviewed in order to obtain a general understanding of current compensation practices. The Predecessor Committee did not use the information contained in these surveys to benchmark compensation, but rather to ensure that our pay practices are generally in line with the market. The Predecessor Committee did not utilize third-party surveys in its review of compensation levels for Named Executive Officers during 2012.

In 2012 and 2013, following a review of base salary levels for each Named Executive Officer other than himself, Mr. Glendon recommended and the Predecessor Committee approved slight increases in the base salaries of Messrs. Flaherty, Scammon and Smith. This decision was made in an attempt to balance our desire to retain the services of these officers in a competitive employment market and account for slight increases in the cost of living, while acknowledging our concern regarding the relatively weak overall economy.

The Predecessor Committee chose not to increase the base salaries for Messrs. Glendon and Rinaldi in an attempt to maintain equitable pay practices between and among companies owned by Axel Johnson. The 2012 increases below became effective on March 26, 2012 for Messrs. Flaherty, Scammon and Smith. The 2013 increases below became effective on April 1, 2013 for Messrs. Flaherty, Scammon and Smith.

Name	April 2011 Base Salaries	March 2012 Base Salaries	April 2013 Base Salaries
David C. Glendon	$350,000	$350,000	$350,000
Gary A. Rinaldi	$350,000	$350,000	$350,000
Thomas F. Flaherty	$239,755	$245,749	$248,206
Steven D. Scammon	$250,101	$255,728	$258,285
Joseph S. Smith	$224,783	$230,403	$232,707

Providing our Named Executive Officers with competitive base salaries helps to mitigate any risk to us that may be created by providing these individuals with the opportunity to earn incentive compensation by ensuring that at least a portion of their income is not subject to change based on our financial performance. Additionally, we believe that the competitive base salaries we pay to our Named Executive Officers help us to satisfy the objectives of our executive compensation program by attracting and retaining experienced executive talent.

Incentive Compensation Pool. The incentive compensation pool has historically been used to fund both our annual and long-term bonus programs. The incentive compensation pool formula was created by the Predecessor Committee in December of the year prior to the year to which the formula is applied. In 2012, the minimum acceptable threshold return to Axel Johnson is 5%. This calculation employs our predecessor’s December 31, 2011 equity balance, plus any amounts owed to Axel Johnson, less any cash distributions made to Axel Johnson through June 30, 2012. The incentive compensation pool calculation was based solely on earnings before taxes from operations, excluding any extraordinary one-time gains or losses from acquisitions or divestitures.

Thirty percent of pre-tax profit above the minimum acceptable threshold rate of return for Axel Johnson was allocated to funding the incentive compensation pool. The incentive compensation pool is then split to fund annual cash bonuses (75% of the incentive compensation pool) and LTIP bonuses (25% of the incentive compensation pool). In 2012, the total incentive compensation pool was $3,713,000 ($2,786,000 of which was allocated to the annual cash bonus program and $927,000 of which was allocated to the LTIP). The 2012 compensation pool, and in turn the annual cash bonuses and LTIP bonuses awarded thereunder, were approved by the Predecessor Committee in March 2013.

Also in March 2013, the Predecessor Committee approved the formula to be used to calculate the incentive compensation pool for 2013. The minimum acceptable threshold return to owner’s equity is 5%. The calculation employs our predecessor’s December 31, 2012 equity balance plus any amounts owed to Axel Johnson less any cash distributions made to Axel Johnson through February 28, 2013. Twenty six percent of Operating Cash Flow above the minimum acceptable threshold rate of return will be allocated to funding the 2013 incentive compensation pool. For the purpose of this calculation, Operating Cash Flow shall be defined as Profit Before Income Taxes, plus Depreciation and Amortization, less Capital Expenditures (to be measured on a GAAP basis). The incentive compensation pool will then be split to fund annual cash bonuses (75% of the incentive pool) and LTIP bonuses (25% of the incentive pool).

We believe this program fulfills our executive compensation objectives by ensuring that the annual bonus program and LTIP are funded in a manner such that the employees who participate in those programs share in our financial success, while ensuring that Axel Johnson receives a minimum rate of return on their investment prior to the funding of the pool, and the majority of all profit in excess of that minimum.

We anticipate that the incentive compensation pool program, including both the annual cash bonus and cash long-term incentive programs, will remain in effect at least through the date of the consummation of this offering; however, modification of the program during 2013 (and beyond) is possible and, as such, the information above with respect to formulas used to calculate the incentive pool is subject to change. Further, following the consummation of this offering any payments made under our annual bonus or long term incentive programs may be made in the form of our common units, cash or a combination of the two. We expect that, going forward, Mr. Glendon and the board of directors of our general partner will seek to satisfy similar objectives by instituting a new incentive compensation program that comparably achieves the goals of our executive compensation program. Such a program will not be designed or implemented until an undetermined time after the consummation of this offering.

Annual Bonus. A significant portion of the total compensation for each of our Named Executive Officers has historically been paid in the form of an annual cash bonus. While base salaries offer an important retention tool by providing a guaranteed income stream to our employees, we seek to incentivize and motivate employees to strive for both individual and overall company success by providing a substantial portion of their compensation in the form of discretionary annual cash bonuses so that our employees may share in the profits of the enterprise. Further, we feel that our industry has historically relied heavily on performance-based cash bonuses to compensate executive officers, and we want our compensation program to be consistent with industry trends and practices.

Annual cash bonuses for our Named Executive Officers are structured around target bonus amounts for each executive. When setting these targets for executives, including the Named Executive Officers, Mr. Glendon and the Predecessor Committee took into consideration each Named Executive Officer’s position within the company as well as their relative level of responsibility and their ability to directly impact our success. The targets for Messrs. Flaherty, Scammon and Smith are each set at 50% of their base salary, which is consistent with other employees serving at the Vice President level. The target for Messrs. Glendon and Rinaldi is set at 100% of their base salary in order to reflect the additional responsibilities associated with their respective positions.

We have no obligation to pay the Named Executive Officers any amount of annual cash bonus; the target bonus amounts are simply guideposts or goals. The actual amount of annual bonus paid out to each of the Named Executive Officers varies from year to year based on both individual and company performance. The primary objective for all executives, including the Named Executive Officers, is the improvement of our aggregate financial performance. As such, our financial performance is reflected in the calculation of the incentive compensation pool and is also reflected in our evaluation of the individual’s performance for the year. For example, we would take into account the performance and revenue generation of a division the Named Executive Officer oversees or a project that he or she worked on extensively. Named Executive Officers also have personal development objectives, for example, developing direct reports and bench strength, lowering expenses, implementing new systems, identifying and developing new business opportunities and successful execution of programs. These personal objectives are also taken into account in determining the amount of the Named Executive Officer’s annual bonus relative to their target bonus. Besides the formula used to calculate the incentive compensation pool, the process of determining the amount of each Named Executive Officer’s annual bonus each year is largely subjective, not formula-based, and entirely in the discretion of Mr. Glendon and the Predecessor Committee.

For 2012, the amount of the annual cash bonus program pool was $2,786,000. Annual bonuses have historically been awarded to our Named Executive Officers at the discretion of Mr. Glendon and the Predecessor Committee. When determining the amount of each Named Executive Officer’s bonus, Mr. Glendon and the Predecessor Committee took into consideration each Named Executive Officer’s performance during the year, their level of responsibility, and their contribution to our financial success. For example, all executives, including the Named Executive Officers, received less than their target bonus in 2012 due to overall company performance being lower than expected. Specifically, we did not meet expected performance with respect to our oil business but that was set off in part because we exceeded expectations in our material handling and natural gas businesses, so the Predecessor Committee took into account each Named Executive Officer’s role in the achievement of these results when setting annual cash bonuses for 2012. The pool was distributed to our Named Executive Officers in March 2013, following the acceptance of our audited financial statements by our predecessor’s board of directors.

We believe that our annual bonus program furthered the objectives of our executive compensation program in 2012 by (i) providing compensation opportunities that were competitive with those provided by companies with which we compete for executive talent, thereby helping us to attract and retain talented executives and (ii) tying our Named Executive Officers’ compensation to our financial success and each executive’s individual performance, which in turn aligned our officer’s interests with those of our members.

Long-term incentive program. Another significant element of our historic executive compensation program was the opportunity to earn a cash bonus under our LTIP. At the end of each year, Mr. Glendon has historically evaluated the performance of each Named Executive Officer (other than himself) in order to recommend to the Predecessor Committee the final LTIP award amount that he believed was warranted for each executive for that year. When determining the amounts to be distributed to the Named Executive Officers under the cash long-term incentive program, Mr. Glendon and the Predecessor Committee have historically taken into consideration each Named Executive Officer’s position within the company as well as their relative level of responsibility and their ability to directly impact our longer term development and success. The amounts payable to Messrs. Glendon and Rinaldi were typically substantially similar and were greater than amounts paid to any other participants in the program in order to reflect the additional responsibilities associated with their respective positions. The amounts payable to Messrs. Flaherty, Scammon and Smith were typically less than the amounts paid to Messrs. Glendon and Rinaldi, which is consistent with other employees serving at the Vice President level. Differences in the amounts of the payments distributed under the long-term incentive program between these Vice President level executives, including our Named Executive Officers, has been based on a review of the executive’s performance, increase or decrease in level of responsibility, and level of direct contribution to our financial success, strategic development, and growth, in each case, over the preceding year. There was no specific formula used in this analysis of performance. For example, in 2012 the cash long-term incentive pool that was generated for distribution to all executives, including the Named Executive Officers, reflected the fact that our overall company performance was lower than expected. Specifically, we did not meet expected performance with respect to our oil business but that was set off in part because we exceeded expectations in our material handling and natural gas businesses, so the Predecessor Committee took into account each Named Executive Officer’s role in the achievement of these results. The LTIP award that was eventually approved by the Predecessor Committee is designed to be paid in cash to each of the participants in three equal installments. The first payment has historically been made following our predecessor board of directors’ acceptance of our audited financial statements (typically in March of the year following the year for which the LTIP award was made) and the remaining two payments have been scheduled to be made at the same time in each of the following two years. However, the second and third payments are contingent upon (i) our earning at least the minimum acceptable threshold return (as described in more detail in the section above entitled “—Incentive Compensation Pool”) for each of those years, (ii) the participant continuing to be employed by us on each of the payment dates, and (iii) our discretionary determination each year that such payments should be made based on company-wide as well as individual performance.

In 2012, our performance generated an aggregate LTIP bonus pool equal to $927,000 to be paid out in three equal annual installments of $309,000 per year contingent upon the factors enumerated above. The initial payment was made in March 2013 following the acceptance of our audited financials statements by our Predecessor Committee.

In 2011, our performance generated an aggregate LTIP bonus pool equal to $2,043,000 to be paid out in three equal annual installments of $681,000 per year contingent upon the factors enumerated above. The initial payment was made in April 2012 following the acceptance of our audited financials by our predecessor board. The second payment of $681,000 for 2011 performance was paid in March 2013 after acceptance of our 2012 audited financial statements.

In 2010, our performance generated an aggregate LTIP bonus pool equal to $1,305,000 to be paid out in three equal annual installments of $435,000 per year, contingent upon the factors enumerated above. The initial payment was made in March 2011 following the acceptance of our audited financials by our predecessor’s board of directors. The second payment of $435,000 for 2010 performance was paid in April 2012 after acceptance of our 2011 audited financial statements. The third payment of $435,000 for 2010 performance was paid in March 2013 after acceptance of our 2012 audited financial statements.

2013 Long-Term Incentive Plan

In order to incentivize our management following the completion of this offering to continue to grow our business, our general partner intends to adopt a new long-term incentive plan, the Sprague Resources LP 2013 Long-Term Incentive Plan, or the New LTIP, prior to the effective date of this public offering, for the benefit of employees, consultants, and directors of our general partner and its affiliates, who perform services for us. Each of the Named Executive Officers will be eligible to participate in the New LTIP. Unlike our Predecessor’s LTIP, which provides only cash awards, we expect that the New LTIP will provide us with the flexibility to grant unit options, restricted units, phantom units, unit appreciation rights, cash awards, distribution equivalent rights, substitute awards, and other unit-based awards, or any combination of the foregoing. These awards are intended to align the interests of plan participants (including the Named Executive Officers) with those of our unitholders and to give plan participants the opportunity to share in our long-term performance. Other than grants of restricted units to our non-employee directors, which will be effective upon the effective date of this public offering, we do not plan to grant any awards under the New LTIP or make any decisions about grants to our Named Executive Officers until an undetermined time after the consummation of this offering.

Units Reserved Under the Plan

The New LTIP will initially limit the number of common units that may be delivered pursuant to vested awards to 800,000 common units. On January 1 of each calendar year occurring after the second anniversary of the effective date and prior to the expiration of the New LTIP, the total number of common units reserved and available for issuance under the New LTIP will increase by 200,000 common units. Units cancelled, settled in cash, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The common units delivered pursuant to such awards may be common units acquired in the open market or acquired from any affiliate or other person, or any combination of the foregoing, as determined in the discretion of the committee (as defined below).

Administration of the Plan

The New LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the committee. The committee may also delegate its duties as appropriate. The committee may terminate or amend the New LTIP or any part of the New LTIP at any time with respect to any common units for which a grant has not yet been made, including increasing the number of common units that may be granted, subject to the requirements of the exchange upon which the units are listed at that time or other applicable law. However, no change other than changes pursuant to a subdivision or consolidation of units, a recapitalization, or a change in control or other “corporate event”, may be made that would materially reduce the rights or benefits of a participant without the consent of the participant. The New LTIP will expire upon the earlier of (i) its termination by the board of directors of our general partner, (ii) the date common units are no longer available under the New LTIP for grants or (iii) the tenth anniversary of the date the New LTIP is approved by our general partner.

Awards

In General. The committee may make grants of unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, substitute awards, cash awards and other unit-based awards, or any combination of the foregoing, which grants shall contain such terms as the committee shall determine, including terms governing the service period and/or performance conditions pursuant to which any such awards will vest and/or be settled, as applicable. The availability and grant of units and other unit-based awards are intended to furnish additional compensation to plan participants and to align their economic interests with those of our public unitholders. In addition, the grant of restricted units and phantom units under the New LTIP is intended to serve as a means of incentive compensation for performance and, to a lesser extent, to provide an opportunity for plan participants to participate in the equity appreciation of our common units. Plan participants will not pay any consideration for the common units they receive pursuant to an award of restricted units, or in connection with the settlement of an award of phantom units, and we will receive no remuneration for such units.

The number of common units subject to awards will be determined by the committee. When considering the type and number of awards to make under the New LTIP, the committee will consider its general compensation policies and philosophies.

Unit Options. Unit options are options to acquire common units at a specified price. The exercise price of each option granted under the New LTIP will be stated in the option agreement and may vary; provided, however, that, the exercise price for an option must not be less than 100% of the fair market value per common unit as of the date of grant of the option unless that option award is intended to otherwise comply with the requirements of Section 409A of the Code. Options may be exercised in the manner and at such times as the committee determines for each option, unless that option award is determined to be subject to Section 409A of the Code, where the option award will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of an option and the methods and forms in which common units will be delivered to a participant.

Restricted Units. A restricted unit is a common unit that vests over a period of time and during that time is subject to forfeiture. The committee will be able to make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest.

Phantom Units. A phantom unit entitles the grantee to receive a common unit upon or as soon as reasonably practicable following the phantom unit’s settlement date or, in the discretion of the committee, a cash payment equivalent to the fair market value of a common unit calculated on the day the phantom units vest. The committee will be able to make grants of phantom units containing such terms as it shall determine, including the period over which phantom units vest.

Unit Appreciation Rights (“UAR”). A UAR is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the UAR. The committee will be able to make grants of UARs and will determine the time or times at which a UAR may be exercised in whole or in part. The exercise price of each UAR granted under the New LTIP will be stated in the UAR agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the UAR unless that UAR award is intended to otherwise comply with the requirements of Section 409A of the Code.

Distribution Equivalent Rights (“DER”). The committee will be able to grant DERs in tandem with awards under the New LTIP (other than an award of restricted units or a unit award). DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the DER is outstanding. Payment of a DER issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the committee.

Substitute Awards. The New LTIP will permit the grant of awards in substitution for similar awards held by individuals who become employees, consultants or directors as a result of a merger, consolidation or acquisition by us, an affiliate of another entity or the assets of another entity. Such substitute awards that are unit options or UARs may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and its regulations, and other applicable laws and exchange rules.

Cash Awards and Other Unit-Based Awards. The New LTIP will permit the grant of cash awards or other unit-based awards, which are awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the unit-based award may be paid in common units, cash or a combination thereof, as provided in the award agreement.

Performance Awards. The committee may condition the right to exercise or receive an award under the New LTIP, or may increase or decrease the amount payable with respect to an award, based on the attainment of one or more performance conditions deemed appropriate by the committee.

Other Provisions

Termination of Employment. If a grantee’s employment, consulting arrangement or membership on the board of directors of our general partner terminates for any reason, the grantee’s unvested options, restricted units, phantom units and UARs will automatically be forfeited unless and to the extent the committee or the terms of the award agreement provide otherwise.

Tax Withholding. Unless other arrangements are made, the committee will be authorized to withhold from any award, from any payment due under any award, or from any compensation or other amount owing to a participant the amount (in cash, units, units that would otherwise be issued pursuant to such award, or other property) of any applicable taxes payable with respect to the grant of an award, its settlement, its exercise, the lapse of restrictions applicable to an award or in connection with any payment relating to an award or the transfer of an award and to take such other actions as may be necessary to satisfy the withholding obligations with respect to an award.

Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) if adjustments to awards with respect to such event were discretionary, the committee will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the committee will adjust the number and type of units with respect to which future awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to awards were discretionary, the committee shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the committee makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the New LTIP and the kind of units or other securities available for grant under the New LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common units (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the New LTIP, as appropriate, with respect to the maximum number of units available under the New LTIP, the number of units that may be acquired with respect to an award, and, if applicable, the exercise price of an award in order to prevent dilution or enlargement of awards as a result of such events.

Change of Control. Upon a “change of control” (as defined in the New LTIP and as summarized below), the committee may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the committee deems appropriate to reflect the change of control. For purposes of the New LTIP, a “change of control” occurs (a) when any person or group, other than us, our general partner or an affiliate of either us or of our general partner, becomes the beneficial owner of 50% or more of the voting power of the voting securities of us or our general partner, (b) upon the approval of a plan of complete liquidation of us or our general partner, (c) upon the sale or other disposition of all or substantially all of our general partner’s assets or our assets, (d) when our current general partner or an affiliate of our current general partner ceases to be our general partner, or (e) upon any other event as described in an award agreement with respect to an award under the New LTIP. Further, if an award granted under the New LTIP constitutes a “deferral of compensation” under Section 409A of the Code, a “change of control” will not be deemed to occur unless that event also constitutes a “change in the ownership of a corporation”, a “change in the effective control of a corporation”, or a “change in the ownership of a substantial portion of a corporation’s assets”, in each case within the meaning of Section 1.409A-3(i)(5) of the treasury regulations promulgated under Section 409A of the Code, as applied to non-corporate entities.

Severance and Change in Control Benefits

The Named Executive Officers did not have agreements with us that contained severance provisions or change in control payment provisions during the 2012 fiscal year. However, we have a general practice of paying severance to certain of our employees in the event they are terminated by us without cause and they agree to sign a release. The severance historically provided to executives, such as the Named Executive Officers, serving at the Vice President level and above consists of the following: (i) 12 months of severance, (ii) six months of outplacement support, and (iii) health and dental insurance for 12 months at the same cost to the individual as they paid during their employment with us.

We believe that the severance practices we have followed with regard to certain employees in the past have created important retention tools for us, as post-termination payments have allowed employees to leave our employment with value in the event of certain terminations of employment that were beyond their control. As a general matter, post-termination payments allow management to focus their attention and energy on making objective business decisions that are in the interest of the company without allowing personal considerations to affect the decision-making process. Additionally, executive officers at other companies in our industry and the general market in which we compete for executive talent commonly provide post-termination payments, and we have consistently provided this benefit to certain executives in order to remain competitive in attracting and retaining skilled professionals in our industry. We expect that certain executives, including the Named Executive Officers, will continue to receive potential severance benefits following this offering in connection with qualifying terminations of employment and/or change in control events, but we have not put any specific plans or individual agreements in place at this time.

Other Benefits

Health and Welfare Benefits. All of our regular scheduled full-time employees, including our Named Executive Officers, receive the same health and welfare benefits. The benefits include group health, vision, and dental insurance coverage; participation in our 401(k) and defined contribution pension plan; short- and long-term disability insurance and life insurance coverage; participation in our flexible spending plan; and tuition assistance. The health and dental plans require employee contributions toward the cost of premiums. We provide short- and long-term disability as well as basic life insurance at no cost to our employees. Employees may also elect additional life insurance coverage at their own expense. We will continue to maintain these or similar benefits following the consummation of this offering.

Retirement Benefits. We provide all of our employees who were hired prior to January 1, 1991, who were scheduled to work at least 30 hours per week, and who met certain age and service requirements with the opportunity to participate in our retiree health plan. The obligation for premiums under the retiree health plan is shared by both us and the participants and our contributions to such premiums are capped. The retiree health plan does not provide dental benefits. Because Mr. Flaherty is the only Named Executive Officer that was employed by our predecessor prior to January 1, 1991, he is the only Named Executive Officer who may be eligible to participate in our retiree health plan. We also provide our employees with the opportunity to receive post-retirement life insurance on a non-discriminatory basis so long as certain age and service requirements are met. We have historically provided all eligible employees with a retirement program that consisted of two separate plans. All retirement plans discussed below are sponsored and administered by Axel Johnson and it is anticipated that Axel Johnson will continue to sponsor and administer these plans and allow eligible employees of our general partner and our subsidiaries to participate in these plans following the consummation of this offering.

Defined Benefit and Defined Contribution Plans. The Axel Johnson Inc. Retirement Plan, or the DB Plan, is a defined benefit pension plan. The DB Plan was discontinued as of December 31, 2003 and benefits were “frozen” as of that date with immediate vesting for all active participants in the plan at their then-accrued benefit level. The Axel Johnson Inc. Retirement Restoration Plan, or the RRP, is a related unfunded supplemental plan that provides benefits to employees participating in the DB Plan to the extent benefits cannot be paid from the DB Plan due to legal limitations on the amounts paid under qualified plans set forth in the Internal Revenue Code. In general, the RRP provides benefits for DB Plan participants whose benefits would be limited or whose allowable DB Plan compensation would be limited. As with the DB Plan, benefits under the RRP were frozen as of December 31, 2003. In place of the DB Plan, we implemented a new defined contribution plan, or the DC Plan. The DC Plan was implemented on January 1, 2004. We make all contributions under the DC Plan and participants are not allowed to make contributions. A defined contribution plan specifies the amounts the company will contribute to the plan, but investment decisions and the market risk of those decisions are the obligation of the participant. We contribute an amount equal to 5% of all eligible compensation (including base pay, annual bonus, overtime and commissions) each month to the plan into accounts for every eligible employee, including the Named Executive Officers. Up to an additional 8% is contributed for employees with certain levels of service who participated in the DB Plan when it was frozen and were close to retirement age. This additional contribution was implemented by the Predecessor Committee and our management and is intended to help those employees with a shorter earnings horizon, as they had little time to adjust their financial retirement planning following our decision to freeze the DB Plan. Full-time employees or part-time who are regularly scheduled to work more than 1,000 hours annually are eligible to participate. Participating employees are immediately 100% vested in all contributions under the DC Plan.

401(k) Thrift Plan. The second effective retirement plan is a 401(k) thrift plan. All employees who are scheduled to work more than 1,000 hours per year, including the Named Executive Officers, are allowed to contribute their own funds to their 401(k) account and we have historically made certain matching contributions. Employees can contribute between 2% and 70% of their pay (base pay, annual bonus, overtime pay, and commissions) on a pre-tax basis and/or an after-tax basis; however, combined pre-tax and after-tax contributions cannot exceed 70% of pay. The amounts that can be contributed are also subject to the annual limitations imposed by federal tax law. The company will match 60% of the first 6% of pay that an employee contributes to a pre-tax or Roth Plan. Participating employees are immediately 100% vested in all contributions including employee and company contributions as well as any earnings of the plan.

Automobiles and Auto Allowances. We provide cars to employees based on their job requirements, such as the amount of travel that is necessary in order for the executive to properly perform his job duties. Those employees who are eligible to receive a car benefit may elect whether to receive the use of a company car or a cash auto allowance. In 2012, only two Named Executive Officers were eligible to receive this benefit; Mr. Steven Scammon (who elected to use a company car) and Mr. Thomas Flaherty (who elected to receive the auto allowance).

Risk Assessment

The Predecessor Committee has reviewed our compensation policies as generally applicable to the employees of our general partner and believes that such policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us. Each time a new compensation policy or program is implemented we consider any risks that may be created by its implementation and work to design the program so as to minimize such risks. In addition, we continually reevaluate the effectiveness of our compensation programs, including an evaluation of the incentives such programs create and how we can minimize or eliminate incentives that may create risk for us.

We believe the use of base salary and performance-based compensation plans that are generally uniform in design and operation throughout our organization and with all levels of employees are consistent with our compensation philosophy. These compensation policies and practices are centrally designed and administered, and are substantially identical between our business divisions, except in cases such as commission arrangements which have been tailored to encourage specific sales behavior. In addition, we believe the following specific factors, in particular, reduce the likelihood of excessive risk-taking:

•	Our overall compensation levels are competitive with the market.

•

Our compensation mix is balanced among fixed components like salary and benefits, as well as annual incentives that reward overall financial performance, business unit financial performance, operational measures and individual performance.

•	An important portion of our executive compensation is tied to our owner’s return on equity over a period of multiple years, with cash-based awards that are paid out over three years. The LTIP does not pay any awards to executives until the company meets a minimum threshold rate of return each year. Spreading payments over three years encourages executives to focus on our owner’s return on equity over the longer term. The plan is also intended to foster retention.

•

The board of directors of our general partner has discretion to reduce performance-based awards when it determines that such adjustments would be appropriate based on our interests and the interests of our unitholders. In a similar manner, the company also has the ability to exercise discretion to reduce or alter performance-based compensation plans, e.g., commission plans, when it is determined that adjusting the plan is appropriate and in the interest of our unitholders.

Although a significant portion of the compensation provided to Named Executive Officers is performance-based, we believe our compensation programs do not encourage excessive and unnecessary risk taking by executive officers (or other employees) because these programs are designed to encourage employees to remain focused on both our short and long term operational and financial goals. We set performance goals that we believe are reasonable in light of our past performance and market conditions. At the end of each year, we review the performance of every employee as part of an annual performance review that involves several levels of management oversight. The results of those performance reviews, in addition to our short- and long-term performance, become a major factor in determining what incentives each employee will receive.

A portion of the performance-based, variable compensation we provide is comprised of long-term incentives in the form of cash awards that are subject to non-payment if the organization does not achieve a minimum threshold rate of return. As such, executives are less likely to take unreasonable risks. Our performance-based incentives, assuming achievement of at least a minimum threshold rate of return, do provide payouts of some compensation at levels below full target achievement, in lieu of an “all or nothing” approach.

Additionally, we have a Chief Risk Officer who chairs a Risk Management Committee comprised of several members of management and a representative of the stockholder that is responsible for reviewing all policies and procedures which could encourage risktaking. In addition to our internal reporting structure, the Chief Risk Officer has a direct reporting relationship to the Predecessor Board and has the authority to review all aspects of our business to ensure that employees are not encouraged to take unnecessary or inappropriate risks.

Summary Compensation Table for Years Ended December 31, 2012

The table below summarizes the total compensation earned by or paid to our Named Executive Officers in fiscal year 2012.

Name and Title	Year	Salary ($)(1)	Bonus ($)(2)	All Other Compensation ($)(3)	Total ($)
David C. Glendon	2012	350,000	486,500	21,550	858,050
President and Chief Executive Officer	2011	342,308	950,000	21,070	1,313,378
	2010	325,000	634,310	21,070	980,380

Gary A. Rinaldi	2012	350,000	486,500	21,600	858,100
Senior Vice President, Chief Operating Officer and Chief Financial Officer	2011	342,308	950,000	21,070	1,313,378
	2010	325,000	634,310	21,070	980,380

Thomas F. Flaherty	2012	244,250	162,000	45,843	452,093
Vice President, Sales	2011	238,180	300,000	45,070	583,250
	2010	232,335	215,000	44,864	492,199

Steven D. Scammon	2012	254,321	147,000	29,400	430,721
Vice President, Trading and Pricing	2011	249,236	290,000	28,870	568,106
	2010	245,774	190,288	28,870	464,932

Joseph S. Smith	2012	228,998	157,000	20,794	406,792
Vice President, Chief Risk Officer and Strategic Planning	2011	223,307	285,000	20,576	528,883
	2010	218,066	185,000	20,100	423,166

(1)	Amounts in this column reflect all compensation earned by the Named Executive Officers during the 2012 fiscal year as base salary. Prior to March 2012, the base salaries for Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith were $350,000, $350,000, $239,755, $250,101, and $224,783, respectively. After March 2012 the base salaries for Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith were as follows: $350,000, $350,000, $245,749, $255,728, and $230,403, respectively.
(2)	Amounts in this column reflect the amount of (i) the annual bonus award for 2012, (ii) the third (and final) payment under the 2010 LTIP award, (iii) the second payment under the 2011 LTIP award, and (iv) the first payment under the 2012 LTIP award.
(3)	Amounts in this column reflect (i) a 401(k) plan matching contribution to Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith in the amounts of $9,000, $9,000, $8,793, $9,000, and $8,244, respectively; (ii) our contribution to the DC Plan for Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith in the amounts of $12,500, $12,500, $25,000, $12,500, and $12,500, respectively; (iii) use of a company car for Mr. Scammon, the value of which is estimated to be $7,800 and (iv) Mr. Flaherty’s car allowance in the amount of $12,000 for the 2012 year. Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith also received wellness incentives in the amounts of $50, $100, $50, $100 and $50 respectively.

Although we typically make a contribution to the DC Plan equal to 5% of each Named Executive Officer’s base pay, we make a supplemental contribution of an additional 5% for Mr. Flaherty, and as such the amount of his DC Plan contribution is double that of the other Named Executive Officers. For more information, please read “—Other Benefits—Defined Benefit and Defined Contribution Plans.”

Pension Benefits

The following table summarizes the benefits that our Named Executive Officers have accrued under the DB Plan and the RRP in fiscal year 2012.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During 2012 Fiscal Year ($)
David C. Glendon President and Chief Executive Officer	Axel Johnson Inc. Retirement Plan	—	—	—
	Axel Johnson Inc. Retirement Restoration Plan	—	—	—

Gary A. Rinaldi	Axel Johnson Inc. Retirement Plan	—	—	—
Senior Vice President, Chief Operating Officer and Chief Financial Officer
	Axel Johnson Inc. Retirement Restoration Plan	—	—	—

Thomas F. Flaherty	Axel Johnson Inc. Retirement Plan	20.42	$619,058	—
Vice President, Sales
	Axel Johnson Inc. Retirement Restoration Plan	20.42	$164,720	—

Steven D. Scammon	Axel Johnson Inc. Retirement Plan	3.00	$69,232	—
Vice President, Trading and Pricing
	Axel Johnson Inc. Retirement Restoration Plan	3.00	$20,208	—

Joseph S. Smith	Axel Johnson Inc. Retirement Plan	2.17	$56,336	—
Vice President, Chief Risk Officer and Strategic Planning
	Axel Johnson Inc. Retirement Restoration Plan	2.17	$3,116	—

(1)	Amounts in this column represent the number of years of credited service rounded to the nearest month and were frozen as of December 31, 2003.
(2)	Amounts in this column represent the present value of each Named Executive Officer’s accumulated benefit under the DB Plan and the RRP as of December 31, 2012. In quantifying the present value of the accumulated benefit indicated above, we used the same assumptions used for financial reporting purposes under GAAP, except that retirement age was assumed to be the earliest time at which a participant may retire under the plan without any benefit reduction due to age. The material assumptions were as follows: (i) an estimated discount rate of 4.20% for the Axel Johnson Inc. Retirement Plan and 4.00% for the Axel Johnson Inc. Retirement Restoration Plan, (ii) the mortality rates published in the IRS 2012 Static Mortality Table and (iii) expected long-term rate of return on plan assets of 7.25%.

The information in the table above relates to our Named Executive Officers’ participation in the DB Plan and the RRP. The DB Plan and RRP were available to employees of subsidiaries of Axel Johnson who were scheduled to work at least 1,000 per year. The DB Plan and the RRP were both discontinued as of December 31, 2003 and benefits were “frozen” as of that date with immediate vesting of all active participants in the plan at their then-accrued benefit level. We implemented the DC Plan on January 1, 2004 to replace the DB Plan.

The benefits paid under the RRP are determined by calculating the benefits payable from the DB Plan as if there were no legal limitations, and then subtracting the actual benefits payable from the DB Plan. The DB Plan benefit paid to participants is based on a formula using the employee’s final average compensation, credited service, and social security covered compensation, each of which is calculated on the earlier of December 31, 2003 or the date of retirement or termination. The annual accrued benefit under the DB Plan is calculated as follows:

1.1% of final average compensation	x	Credited service (up to 40 years, rounded to the nearest month)	+	0.4% of final average compensation in excess of social security covered compensation	x	Credited service (up to 35 years)

A participant’s “final average compensation” is calculated by taking the average of a participant’s highest pensionable earnings in any 60-consecutive-month period before the earlier of December 31, 2003, termination, or retirement. “Pensionable earnings” include regular wages or salary, overtime, shift differentials, short-term incentive payment, and commissions. Employees generally received one year of “credited service” for each calendar year in which the employee performed 1,000 hours or more of service. “Social security wage covered compensation” is typically the average of the social security wage bases for the 35-year period ending with the last day of the calendar year in which a participant is eligible for unreduced social security retirement benefits. However, because each participant’s benefit had to be calculated as of December 31, 2003 when the DB Plan was frozen, the calculation was based on the social security covered compensation in effect in the earlier of 2003 or the year the participant terminated employment. If the calculation date was prior to social security retirement age, the social security covered compensation is calculated assuming the wage base for all future years is equal to the then-current year’s wage base.

The normal retirement age is 65 years old. A participant may qualify for early retirement if, when the participant leaves the company, that participant is at least 55 years old and has at least ten years of total credited service. A participant can receive full DB Plan benefits as early as the participant’s 62nd birthday. If a participant elects to receive a benefit prior to age 62, the benefit would be reduced by 5/12% for each month (5% per year) that the benefit starts before age 62. If a participant ceases to be employed by us prior to age 55 or prior to accumulating ten years of credited service, the participant may elect to receive the deferred vested benefit beginning as early as age 55. However, if the participant elects to receive the benefit before the normal retirement date, such benefit will be reduced by  1/2% for each month (6% per year) that payment of the benefit starts before the normal retirement date.

Payment methods are determined based on the participant’s marital status and/or election. The time and form of payment under the RRP is typically identical to the time and form of payment under the DB Plan.

Potential Payments Upon Termination or a Change in Control

The Named Executive Officers did not have agreements with us that contained severance provisions or change in control payment provisions during the 2012 fiscal year. However, we have a general practice of paying severance to certain of our employees in the event they are terminated by us without cause and they agree to sign a release. A termination without “cause” has historically been determined on a case by case basis rather than by applying any one definition or a specific set of events to each employee. The severance historically provided to executives, such as the Named Executive Officers, serving at the Vice President level and above consists of the following: (i) 12 months of severance, (ii) 6 months of outplacement support and (iii) health and dental insurance for 12 months at the same cost to the individual as they paid during their employment with us. The table below shows our best estimate as to the amounts that each of the Named Executive Officers would have received on

December 31, 2012, if the Predecessor Board had determined that the individual’s employment was terminated without cause on that date. Information regarding payments the Named Executive Officers would receive on retirement can be found under “—Other Benefits—Defined Benefit and Defined Contribution Plans” as well as the Pension Benefit Table and associated narrative disclosure.

Name	Cash Severance	Outplacement Support (1)	Health and Dental (2)	Total Severance Benefits
David C. Glendon	$350,000	$6,000	$14,478	$370,478
President and Chief Executive Officer

Gary A. Rinaldi	$350,000	$6,000	$10,226	$366,226
Senior Vice President, Chief Operating Officer and Chief Financial Officer

Thomas F. Flaherty	$245,749	$6,000	$14,478	$266,227
Vice President, Sales

Steven D. Scammon	$255,728	$6,000	$13,647	$275,375
Vice President, Trading and Pricing

Joseph S. Smith	$230,403	$6,000	$14,478	$250,881
Vice President, Chief Risk Officer and Strategic Planning

(1)	Amounts in this column reflect the estimated cost to us of providing outplacement services to the Named Executive Officers over a six-month period; however, such services would be provided by an outside vendor and could vary based on the individual needs of each executive.
(2)	Amounts in this column reflect the value of continued health and dental benefits based on the value of these benefits received by each individual as of December 31, 2012.

Director Compensation

During the year ended December 31, 2012, our predecessor did not pay any fees to its directors, nor did it reimburse Axel Johnson for any fees paid to members of the Axel Johnson board of directors.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units following this offering by:

•	each person known by us to be a beneficial owner of more than 5% of our outstanding units, including Sprague Holdings;

•	each of the directors of and nominees to our general partner’s board of directors;

•	each of the named executive officers of our general partner; and

•	all of the directors, director nominees and executive officers of our general partner as a group.

The amounts shown in the table assume no exercise of the underwriters’ option to purchase additional common units.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

We are selling              common units in this offering. Sprague Holdings will own all of our subordinated units immediately following this offering. Sprague Holdings and Axel Johnson are deemed under federal securities laws to be underwriters with respect to any common units that may be sold pursuant to the underwriters’ option to purchase additional common units.

Name of Beneficial Owner(1)	Common Units Beneficially Owned Before the Offering	Percentage of Common Units Beneficially Owned Before the Offering		Common Units Beneficially Owned After the Offering	Percentage of Common Units Beneficially Owned After the Offering		Subordinated Units Beneficially Owned Before and After the Offering	Percentage of Subordinated Units Beneficially Owned Before and After the Offering	Percentage of Common and Subordinated Units Beneficially Owned After the Offering
Sprague Holdings(2)(3)(4)			%			%		100.0%		%
Axel Johnson(3)(4)(5)								100.0
Lexa International Corporation(3)(4)(6)								100.0
Antonia Ax:son Johnson(3)(4)(7)								100.0
David C. Glendon	—	—		—	—		—	—	—
Ben J. Hennelly	—	—		—	—		—	—	—
Michael D. Milligan	—	—		—	—		—	—	—
Gary A. Rinaldi	—	—		—	—		—	—	—
Robert B. Evans(8)	—	—		—	—		—	—	—
C. Gregory Harper(8)	—	—		—	—		—	—	—
Thomas E. Flaherty	—	—		—	—		—	—	—
Steven D. Scammon	—	—		—	—		—	—	—
Joseph S. Smith	—	—		—	—		—	—	—
All executive officers and directors and director nominees of our general partner as a group (13 persons)	—	—		—	—		—	—	—

(1)	As of the date of this prospectus, there are no arrangements for any listed beneficial owner to acquire, within 60 days, any common units from options, warrants, rights, conversion privileges or similar instruments.
(2)	The address for this entity is Two International Drive, Suite 200, Portsmouth, NH 03801.

(3)	Common units and subordinated units shown as beneficially owned by Axel Johnson, Lexa International Corporation and Antonia Ax:son Johnson reflect common units and subordinated units owned of record by Sprague Holdings. Sprague Holdings is a wholly-owned subsidiary of Axel Johnson and, as such, Axel Johnson may be deemed to share beneficial ownership of the units beneficially owned by Sprague Holdings, but disclaims such beneficial ownership. Axel Johnson is a wholly-owned subsidiary of Lexa International Corporation and, as such, Lexa International Corporation may be deemed to share beneficial ownership of the units beneficially owned by Sprague Holdings, but disclaims such beneficial ownership. Lexa International Corporation, through certain non-U.S. entities, is controlled by Antonia Ax:son Johnson and, as such, Antonia Ax:son Johnson may be deemed to share beneficial ownership of the units beneficially owned by Sprague Holdings, but disclaims such beneficial ownership.
(4)	Assuming the underwriters’ option to purchase additional common units is exercised in full, the amounts shown in the table above would remain unchanged other than with respect to the number of common units beneficially owned after the offering, the percentage of common units beneficially owned after the offering and the percentage of common and subordinated units beneficially owned after the offering, which would be common units, % and %, respectively.
(5)	The address for this entity is 155 Spring Street, 6th Floor, New York, NY 10012.
(6)	The address for this entity is 2410 Old Ivy Road, Suite 300, Charlottesville, VA 22903.
(7)	The address for this person is c/o Axel Johnson AB, Villagatan 6, P.O. Box 26008, SE-100 41 Stockholm, Sweden.
(8)	Does not include restricted units that will be granted to each of Messrs. Evans and Harper following the close of the offering with a grant date fair value of approximately $60,000 based on the initial offering price set forth on the cover of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After the closing of this offering, Axel Johnson, through its ownership of Sprague Holdings, will indirectly own              common units and              subordinated units, representing a     % limited partner interest in us, and the incentive distribution rights. In addition, Axel Johnson will indirectly own a 100% membership interest in our general partner, which will maintain a non-economic general partner interest in us. Axel Johnson, through its ownership of Sprague Holdings, will appoint all of the directors of our general partner.

Distributions and Payments to Sprague Holdings and Its Affiliates

The following table summarizes the distributions and payments made or to be made by us to Sprague Holdings and its affiliates in connection with our formation and ongoing operation and distributions and payments that would be made by us if we were to liquidate in accordance with the terms of our partnership agreement. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration given to Sprague Holdings and its affiliates for the contributions of assets and liabilities to us	•	common units;

•	subordinated units;

•	non-economic general partner interest;

•	incentive distribution rights; and

•	Sprague Holdings’ right to receive a distribution equal to the net proceeds from the issuance and sale of common units pursuant to any exercise of the underwriters’ option to purchase additional common units as well as the right to receive any common units subject to such option which are not purchased by the underwriters upon the expiration of the option period.

Operational Stage

Distributions of cash to Sprague Holdings and its affiliates	We will generally make cash distributions to common and subordinated unitholders, including Sprague Holdings as the holder of an aggregate of common units (assuming no exercise of the underwriters’ option to purchase additional common units) and all of the subordinated units. Our general partner will not receive distributions on its non-economic general partner interest. If distributions exceed the minimum quarterly distribution and other higher target levels, the holders of our incentive distribution rights (initially Sprague Holdings) will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target level.

Assuming we have sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, Sprague Holdings would receive an annual distribution of approximately $ million on its common and subordinated units.

If Sprague Holdings elects to reset the target distribution levels, it will be entitled to receive a certain number of common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Sprague Holdings’ Right to Reset Incentive Distribution Levels.”

Payments to our general partner and its affiliates	Our general partner will not receive any management fee or other compensation for its management of us, except as set forth in the services agreement that we will enter into in connection with the closing of this offering. Under the terms of the partnership agreement, our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf.

Pursuant to the terms of the services agreement, our general partner will agree to provide certain general and administrative services and operational services to us, and we will agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services to us, including salary, bonus, incentive compensation, insurance premiums and other amounts allocable to the employees and directors of our general partner or its affiliates that perform services on our behalf, Neither our partnership agreement nor the services agreement limit the amount that may be reimbursed or paid by us to our general partner or its affiliates. We project that the aggregate amount of reimbursements and fees to be paid by us to our general partner (including approximately $2.1 million of annual incremental selling, general and administrative expense that we expect to incur as a result of being a publicly traded partnership) will be approximately $72.6 million for the twelve months ending September 30, 2014.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, the general partner interest and its affiliates’ incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, our partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We have entered into or will enter into various agreements that will affect our formation transactions, including the transfer of assets to, and the assumption of liabilities by, us and our subsidiaries. These agreements are not and will not be the result of arm’s-length negotiations and the terms of these agreements are not necessarily at least as favorable to the parties to these agreements as the terms which could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with our formation transactions, including the expenses associated with transferring assets to our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with Axel Johnson, Sprague Holdings and our general partner that will address the agreement of Axel Johnson to offer to us and to cause its controlled affiliates to offer to us opportunities to acquire certain businesses and assets and the obligation of Sprague Holdings to indemnify us for certain liabilities. This agreement is not the result of arm’s-length negotiations and may not have been effected on terms at least as favorable to the parties to this agreement as could have been obtained from unaffiliated third parties. The omnibus agreement may be terminated (other than with respect to the indemnification provisions) by any party to the agreement in the event that Axel Johnson, directly or indirectly, owns less than 50% of the voting equity of our general partner.

Right of First Refusal

Under the terms of the omnibus agreement, Axel Johnson will agree, and will cause its controlled affiliates to agree, for so long as Axel Johnson or its controlled affiliates, individually or as part of a group, control our general partner, that if Axel Johnson or any of its controlled affiliates has the opportunity to acquire a controlling interest in any assets or any business having assets that are primarily engaged in the businesses in which we are engaged as of the closing of this offering and that operate primarily in the United States or Quebec, Ontario or the Maritimes, Canada, then Axel Johnson or its controlled affiliates will offer such acquisition opportunity to us and give us a reasonable opportunity to acquire such assets or business either before Axel Johnson or its controlled affiliates acquire it or promptly after the consummation of such acquisition by Axel Johnson or its controlled affiliates, at a price equal to the purchase price paid or to be paid by Axel Johnson or its controlled affiliates plus any related transactions costs and expenses incurred by Axel Johnson or its controlled affiliates. Our decision to acquire or not acquire any such assets or businesses will require the approval of the conflicts committee of the board of directors of our general partner. Any assets or businesses that we do not acquire pursuant to the right of first refusal may be acquired and operated by Axel Johnson or its controlled affiliates.

This right of first refusal will not apply to:

•

Any acquisition of any additional interests in any assets or businesses owned by Axel Johnson or its controlled affiliates at the time of this offering but not contributed to us in connection with this offering, including any replacements and natural extensions thereof;

•

Any investment in or acquisition of any assets or businesses primarily engaged in the businesses in which we are engaged as of the closing of this offering and that do not operate primarily in the United States or Quebec, Ontario or the Maritimes, Canada;

•	Any investment in or acquisition of a minority non-controlling interest in any assets or businesses primarily engaged in the businesses described above; or

•

Any investment in or acquisition of any assets or businesses that Axel Johnson or its controlled affiliates, at the time of this offering, are actively seeking to invest in or acquire, or have the right to invest in or acquire.

Right of Negotiation

Under the terms of the omnibus agreement, Axel Johnson will agree and will cause its controlled affiliates to agree, for so long as Axel Johnson or its controlled affiliates, individually or as part of a group, control our general partner, that if Axel Johnson or any of its controlled affiliates decide to attempt to sell (other than to another controlled affiliate of Axel Johnson) any assets or businesses that are primarily engaged in the businesses in which we are engaged as of the closing of this offering and that operate primarily in the United States or Quebec, Ontario or the Maritimes, Canada (including its equity interests in Kildair and its interests in any assets or equity interests in any business that, at the time of this offering, it is actively seeking to invest in or acquire or has the right to invest in or acquire), Axel Johnson or its controlled affiliate will notify us of its desire to sell such assets or businesses and, prior to selling such assets or businesses to a third party, will negotiate with us exclusively and in good faith for a period of 60 days in order to give us an opportunity to enter into definitive documentation for the purchase and sale of such assets or businesses on terms that are mutually acceptable to Axel Johnson or its controlled affiliate and us. If we and Axel Johnson or its controlled affiliate have not entered into a letter of intent or a definitive purchase and sale agreement with respect to such assets or businesses within such 60 days, Axel Johnson or its controlled affiliate will have the right to sell such assets or businesses to a third party following the expiration of such 60 days on any terms that are acceptable to Axel Johnson or its controlled affiliate and such third party. Our decision to acquire or not to acquire assets or businesses pursuant to this right will require the approval of the conflicts committee of the board of directors of our general partner.

Indemnification

Under the omnibus agreement, Sprague Holdings will indemnify us for losses attributable to a failure to own any of the equity interests contributed to us in connection with the formation transactions and income taxes attributable to pre-closing operations and the formation transactions.

Services Agreement

Upon the closing of this offering, we and Sprague Holdings will enter into a services agreement with our general partner pursuant to which our general partner will agree to provide certain general and administrative services and operational services to us and our subsidiaries and to Sprague Holdings. Pursuant to the terms of the services agreement, we will agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services to us, including salary, bonus, incentive compensation, insurance premiums and other amounts allocable to the employees and directors of our general partner or its affiliates that perform services on our behalf. Pursuant to the terms of the services agreement, our general partner will agree to provide the same services to Sprague Holdings, which will also agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services. Pursuant to the services agreement, in order to reimburse our general partner, on a monthly basis, within 20 days of the end of each calendar month, our general partner will provide each of us and Sprague Holdings with a good faith estimate of expenses that it anticipates incurring in connection with the services the following month. Within 20 days of receipt of such estimate, each party is required to prepay such amount to our general partner, subject to adjustment as described in the following sentence. To the extent actual costs incurred with respect to such month for any of us or Sprague Holdings exceed or are less than such estimated amount, such amounts will be netted against future monthly prepayments.

The services agreement does not limit the amount that may be reimbursed or paid by us to our general partner or its affiliates. We project that the aggregate amount of reimbursements and fees to be paid by us to our general partner (including approximately $2.1 million of annual incremental selling, general and administrative expense that we expect to incur as a result of being a publicly traded partnership) will be approximately $72.6 million for the twelve months ending September 30, 2014.

The initial term of the services agreement will be five years, beginning on the date of the closing of this offering. The agreement will automatically renew at the end of the initial term for successive one-year terms until terminated by us by giving 180 days prior written notice to our general partner. The agreement will automatically terminate on the date on which either Sprague Resources GP LLC ceases to be our general partner. The provisions of the services agreement that are applicable to Sprague Holdings may be terminated by Sprague Holdings by giving 180 days prior written notice to our general partner, and will automatically terminate on the date on which Sprague Holdings ceases to be our affiliate.

The services agreement is not the result of arm’s-length negotiations and may not have been effected on terms at least as favorable to the parties to the agreement as could have been obtained from unaffiliated third parties.

Contribution Agreement

In connection with this offering, we will enter into a contribution, conveyance and assumption agreement, which we refer to as our contribution agreement, with Axel Johnson, Sprague Holdings, our general partner, Sprague Operating Resources LLC and certain of its subsidiaries under which, among other things, Axel Johnson will contribute to Sprague Holdings all of the equity interests in Sprague Operating Resources LLC, the owner of all of our initial assets. Sprague Holdings will in turn contribute to us all of its equity interests in Sprague Operating Resources LLC. Immediately prior to such contribution, Sprague Operating Resources LLC will distribute to a wholly-owned subsidiary of Sprague Holdings certain assets that will not be part of our initial assets, including:

•	$ million of accounts receivable;

•	our predecessor’s 100% equity interest in Kildair; and

•

the terminal assets and liabilities associated with Sprague Operating Resources LLC’s terminals located in New Bedford, Massachusetts; Portsmouth, New Hampshire; and Bucksport, Maine, and property located in Oceanside, New York; and

•	other long-term debt of $42.4 million.

Additionally, pursuant to the contribution agreement, we will grant Sprague Holdings the right to receive the net proceeds from any exercise of the underwriters’ option to purchase additional common units as well as the right to receive any common units subject to such option which are not purchased by the underwriters upon the expiration of the option period.

Terminal Operating Agreement

In connection with the closing of this offering, we will enter into an exclusive terminal operating agreement with Sprague Holdings and Sprague Massachusetts Properties LLC, which will be a wholly owned subsidiary of Sprague Holdings, or one of its wholly owned subsidiaries, with respect to the terminal in New Bedford, Massachusetts. Pursuant to the terminal operating agreement, we will be granted the exclusive use and operation of, and will retain title to all of the refined products stored at, the New Bedford terminal in exchange for a monthly fee of $15,200, subject to adjustment for changes in the Consumer Price Index for the Northeast region. This agreement is not the result of arm’s-length negotiations and may not have been effected on terms at least as favorable to the parties to this agreement as could have been obtained from unaffiliated third parties.

The initial term of the terminal operating agreement will expire on December 31, 2016. Thereafter, we will have the right to extend the term for five years. Additionally, the terminal operating agreement will terminate upon 60 days’ written notice from Sprague Holdings or Sprague Massachusetts Properties LLC in the event that Sprague Holdings or Sprague Massachusetts Properties LLC determines that termination is necessary to facilitate the sale or development of the New Bedford terminal. The New Bedford terminal is subject to a purchase and sale agreement pursuant to which a third party may acquire the terminal from Sprague Massachusetts Properties LLC. The acquisition is subject to certain conditions that are beyond the control of Sprague Massachusetts Properties LLC. Subject to those conditions, the acquisition may be consummated on or before January 5, 2016. In the event that such sale is consummated, our terminal operating agreement with Sprague Holdings and

Sprague Massachusetts Properties LLC will automatically terminate. We will not receive any proceeds from a sale of the New Bedford terminal. We have been advised by Sprague Massachusetts Properties LLC that it does not believe that the sale will be consummated prior to September 30, 2014.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a code of business conduct and ethics immediately following the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will periodically review all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediately family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted immediately following the closing of this offering, and as a result the transactions described above will not be reviewed under such policy.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Axel Johnson and Sprague Holdings), on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty to manage us in good faith. Our partnership agreement contains provisions that specifically define our general partner’s duties to the unitholders. Our partnership agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Whenever a potential conflict of interest exists or arises between our general partner or any of its affiliates, on the one hand, and us or any of our limited partners, on the other, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	Approved by the conflicts committee of our general partner’s board of directors, although our general partner is not obligated to seek such approval; or

•	Approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions from the conflicts committee of its board of directors or from a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from a majority of the outstanding common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interests of the partnership. See “Management—Management of Sprague Resources LP—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of distributable cash flow available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	Amount and timing of asset purchases and sales;

•	Cash expenditures;

•	Borrowings;

•	Issuances of additional units; and

•	The creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	Enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	Hastening the expiration of the subordination period.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces distributable cash flow, or an expansion capital expenditure, which does not reduce distributable cash flow. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $             million, which would not otherwise constitute available cash from distributable cash flow, in order to permit the payment of cash distributions on subordinated units and incentive distribution rights held by its affiliates. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. See “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”

Neither our partnership agreement nor any other agreement requires Axel Johnson to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Axel Johnson’s directors and officers have a fiduciary duty to make decisions in the best interests of the owners of Axel Johnson, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including Axel Johnson, they have fiduciary duties to Axel Johnson that may cause them to pursue business strategies that disproportionately benefit Axel Johnson or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Axel Johnson, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation.

Our partnership agreement limits the liability of, and reduces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•

Provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interests of our partnership;

•

Provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that its conduct was unlawful; and

•

Provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner, the board of directors of the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. See “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our general partner’s officers or employees may devote a portion of their time to the business and activities of the affiliates of our general partner.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest but to which the officers and employees of our general partner and certain of our operating subsidiaries may devote a portion of their time pursuant to our services agreement. Although we believe that these persons will initially devote substantially all of their time to the operation of our business, there could be material competition for the time and effort of the officers and employees who provide services to our general partner.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing our business and operations, including costs incurred in rendering staffing and support services to us. Pursuant to the terms of our partnership agreement and the services agreement, our general partner will be required to provide certain services to us, and we will be required to reimburse our general partner and its affiliates for all costs and expenses incurred on our or its behalf, as the case may be, for providing such services. Please read “Certain Relationships and Related Party Transactions—Services Agreement.” Our partnership agreement and the services agreement do not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement and the services agreement allow our general partner to determine, in good faith, the expenses that are allocable to us. See “Management—Reimbursement of Expenses of Our General Partner.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of these transactions.

Our general partner and its affiliates have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought the approval of the conflicts committee of the board of directors of our general partner, necessary or appropriate to conduct our business including, but not limited to, the following:

•

The making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the company, and the incurring of any other obligations;

•	The making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	The acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	The negotiation, execution and performance of any contracts, conveyances or other instruments;

•	The distribution of cash;

•	The selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	The maintenance of insurance for our benefit and the benefit of our unitholders;

•

The formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

•

The control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	The indemnification of any person against liabilities and contingencies to the extent permitted by law;

•

The purchase, sale or other acquisition or disposition of our partnership interests, or the issuance of additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	The entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

See “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s limited call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. See “The Partnership Agreement—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business other than those incidental to its ownership of interests in us. However, except as provided in the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Axel Johnson, or its affiliates, may acquire, construct or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

Sprague Holdings may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially Sprague Holdings) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that Sprague Holdings would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. However, Sprague Holdings may transfer the incentive distribution rights at any time. It is possible that Sprague Holdings or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then-current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights” and “—Sprague Holdings’ Right to Reset Incentive Distribution Levels.”

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These modifications also strengthen the ability of our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to our public unitholders because they restrict the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests. The following is a summary of:

•	The fiduciary duties imposed on our general partner by the Delaware Act;

•	Material modifications of these duties contained in our partnership agreement; and

•	Certain rights and remedies of unitholders contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any common units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner’s officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partner.

The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

All conflicts of interest disclosed in this prospectus (including our agreements and other arrangements with Axel Johnson) have been approved by all of our partners under the terms of our partnership agreement. In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. See “Description of the Common Units—Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign our partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers and directors, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner, or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner or these other persons could be indemnified for their negligent or grossly negligent acts if they meet the requirements set forth above. Any provision that includes indemnification for liabilities arising under the Securities Act is, according to the SEC, contrary to public policy and therefore unenforceable.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to unitholders under our partnership agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, see this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of other rights and privileges of unitholders under our partnership agreement, including voting rights, see “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	Surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	Special charges for services requested by a common unitholder; and

•	Other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign by notice to us or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	Represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	Automatically becomes bound by the terms and conditions of our partnership agreement; and

•

Gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	With regard to distributions of cash, see “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	With regard to the duties of our general partner, see “Conflicts of Interest and Fiduciary Duties”;

•	With regard to the transfer of common units, see “Description of the Common Units—Transfer of Common Units”; and

•	With regard to allocations of taxable income and taxable loss for U.S. federal income tax purposes, see “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were organized on June 23, 2011 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that without the approval of a unit majority (as defined below), our general partner may not cause us to take any action that it determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those related to the businesses we currently conduct, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Votes Required For Certain Matters

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•

During the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	After the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances. See “—Voting Rights of Incentive Distribution Rights.”

Issuance of additional units	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. See “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2023 in a manner that would cause a dissolution of our partnership. See “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding common and subordinated units, voting as a single class, including units held by our general partner and its affiliates. See “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2023. See “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right.

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. See “—Transfer of Ownership Interests in Our General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

Arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among unitholders or of limited partners to us, or the rights or powers of, or restrictions on, the unitholders or the partnership);

•	Brought in a derivative manner on our behalf;

•	Asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	Asserting a claim arising pursuant to any provision of the Delaware Act; or

•	Asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, you are irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that such limited partner otherwise acts in conformity with the provisions of the partnership agreement, such limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to us for such limited partner’s common units plus such limited partner’s share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	To remove or replace our general partner;

•	To approve some amendments to our partnership agreement; or

•	To take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Our subsidiaries conduct business in 24 states within the United States and also in Canada and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. We have attempted to limit our liability for the obligations of our operating subsidiaries by structuring them as limited liability companies or limited partnerships.

Limitations on the liability of members or partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our equity interests in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited liability company, partnership or similar statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests that may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign, in whole or in part, to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	Enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

Enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately     % of the outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	A change in our name, the location of our principal place of business, our registered agent or our registered office;

•	The admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

A change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•

An amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

An amendment that our general partner determines to be necessary or appropriate for the creation, authorization or issuance of additional partnership interests or rights to acquire partnership interests, including any amendment that the board of directors of our general partner determines is necessary or appropriate in connection with:

-

The adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under “Provisions of Our Partnership Agreement Relating to Cash Distributions—Sprague Holdings’ Right to Reset Incentive Distribution Levels;” or

-	The implementation of the provisions relating to the right to reset the incentive distribution rights in exchange for common units;

•	Any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	An amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

Any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	A change in our fiscal year or taxable year and related changes;

•

Mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	Any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	Do not adversely affect in any material respect the limited partners considered as a whole or any particular class of limited partners;

•

Are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

Are necessary or appropriate to facilitate the trading of partnership interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which partnership interests are or will be listed for trading;

•	Are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	Are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of the partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

Our partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to our partnership agreement (other than an amendment that our general partner could adopt without the consent of the partners), each of our units will be an identical unit of our partnership following the transaction, and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	The election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	There being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	The entry of a decree of judicial dissolution of our partnership; or

•

The withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	The action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

Neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2023, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2023, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the other partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest without the approval of the unitholders. See “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, Axel Johnson, through its ownership of Sprague Holdings, which is the owner of our general partner, will indirectly own approximately    % of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

All subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of our general partner, will immediately convert into common units on a one-for-one basis; and

•

If all subordinated units convert as described in the immediately preceding bullet point, the subordination period will expire and any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner (or selected by the experts they select) will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all of its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest to:

•	An affiliate of our general partner (other than an individual);

•

Another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity; or

•	Another entity in connection with enforcement of a pledge of the general partner interest enforceable in support of indebtedness of us or our subsidiaries;

our general partner may not transfer all or any part of its general partner interest to another person prior to December 31, 2023 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of any transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and, except with respect to a transfer in connection with enforcement of a pledge of the general partner interest, tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, Sprague Holdings may sell or transfer all or part of its ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

At any time, Sprague Holdings may sell or transfer the subordinated units and incentive distribution rights to an affiliate or a third party without the approval of our unitholders. By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	Represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	Automatically becomes bound by the terms and conditions of our partnership agreement; and

•

Gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units or incentive distribution rights are securities and any transfers thereof are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. See “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. See “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the partnership interests of that class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of such an acquisition will be the greater of:

•

The highest price paid by our general partner or any of its affiliates for any partnership interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership interests; and

•

The average of the daily closing prices of the partnership interests of the class purchased over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

As a result of our general partner’s right to purchase common units, a holder of common units may have his units purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

We do not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional partnership interests having special voting rights could be issued. See “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner in its sole discretion, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote with respect to such incentive distribution rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights as a whole in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	Obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

Permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our current or future subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	Obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

Permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Indemnification

Under our partnership agreement we will indemnify the following persons, in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	Our general partner;

•	Any departing general partner;

•	Any person who directly or indirectly controls our general partner or any departing general partner;

•	Any person who is or was a director, officer or managing member of our general partner or any departing general partner or any of their respective controlling affiliates;

•

Any person who is or was serving as a director, officer or managing member of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner; or

•	Any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our general partner will not receive any management fee or other compensation for its management of us, except as set forth in the services agreement that we will enter into in connection with the closing of this offering. Under the terms of the partnership agreement, our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf for managing and controlling our business and operations. Please read “Certain Relationships and Related Party Transactions—Services Agreement” for a discussion of the services agreement.

Neither our partnership agreement nor the services agreement limit the amount that may be reimbursed or paid by us to our general partner or its affiliates. We believe that the aggregate amount of reimbursements and fees to be paid by us to our general partner (including approximately $2.1 million of annual incremental selling, general and administrative expense that we expect to incur as a result of being a publicly traded partnership) will be approximately $72.6 million for the twelve months ending September 30, 2014. Please read “Certain Relationships and Related Party Transactions—Services Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with information reasonably required for U.S. federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	A current list of the name and last known address of each record holder;

•	Copies of our partnership agreement, our certificate of limited partnership, related amendments and any powers of attorney under which they have been executed;

•	Information regarding the status of our business and financial condition; and

•	Any other information regarding our affairs as our general partner determines in its sole discretion is just and reasonable.

Our general partner may, and intends to, keep confidential from the other partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Notwithstanding any other provision of our partnership agreement or Delaware law, each of our partners, each other person who acquires an interest in a partnership interest in us and each other person bound by our partnership agreement has agreed under our partnership agreement to the fullest extent permitted by law that they do not have rights to receive information from us or any indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against us or any indemnitee relating to our affairs except pursuant to the applicable rules of discovery relating to litigation commenced by such person.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements of the Securities Act is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts. Please read “Units Eligible for Future Sale—Our Partnership Agreement and Registration Rights.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby and assuming that the underwriters do not exercise their option to purchase additional units, Sprague Holdings, a wholly-owned subsidiary of Axel Johnson, will hold an aggregate of              common units and              subordinated units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by our affiliates to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	The average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule  144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

We, Sprague Holdings, our general partner, and the directors and executive officers of our general partner, have agreed with the underwriters not to sell or offer to sell any common units for a period of 180 days from the date of this prospectus. Please read “Underwriting—Lock-Up Agreements” for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under our 2013 Long-Term Incentive Plan. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders. To the extent this section discusses federal income taxes, that discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to herein as the Code, existing and proposed U.S. Treasury regulations thereunder, or the Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to the partnership and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currencies are the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, because each unitholder may have unique circumstances beyond the scope of the discussion herein, we encourage each unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its units and potential changes in applicable tax laws.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely affect the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our distributable cash flow. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, except as described below, we generally will not be liable for federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, pursuant to an exception (the “Qualifying Income Exception”), if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes. Qualifying income includes (i) income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof, (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property and (v) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that less than    % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes and our non-corporate subsidiaries will be treated as partnerships or will be disregarded as entities separate from us for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a)	Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes;

(b)	For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c)	For each taxable year since and including the year of our initial public offering, each hedging transaction we or any of our partnership or limited liability company subsidiaries has entered into or will enter into has been or will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributing that stock to our unitholders in liquidation of their units. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to unitholders and thus would likely substantially reduce the value of our units. In addition, any distribution made to a unitholder would be treated as (i) taxable dividend income to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our units, and thereafter (iii) taxable capital gain.

The remainder of this discussion assumes that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under such circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing through the record date for distributions for the period ending December 31, 2015, will be allocated, on a cumulative basis, an amount of federal taxable income that will be     % or less of the cash distributed with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	We distribute less cash than we have assumed in making this projection; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount it paid for those units plus its initial share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, any decreases in its share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease the unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

The deduction by a unitholder of its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment.

A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including deemed distributions as a result of a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	Interest on indebtedness properly allocable to property held for investment;

•	Interest expense attributed to portfolio income; and

•	The portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Such term generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the relevant unitholder’s identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, our net income and net loss will be allocated among our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made, gross income will be allocated to the recipients to the extent of such distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax

Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantial economic effect, it will be reallocated to our unitholders on the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including:

•	Our partners’ relative contributions to us;

•	The interests of all of our partners in our profits and losses;

•	The interest of all of our partners in our cash flow; and

•	The rights of all of our partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will have substantial economic effect.

Treatment of Securities Loans

A unitholder whose units are the subject of a securities loan (e.g. a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the unitholder, and (ii) any cash distributions received by the unitholder as to those units would be fully taxable, possibly as ordinary income.

Due to lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose units are the subject of a securities loan. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of securities loan. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Beginning January 1, 2013, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax on certain net investment income earned by individuals, estates, and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Alternative Minimum Tax

If a unitholder is subject to federal alternative minimum tax, such tax will apply to such unitholder’s distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their alternative minimum tax liability.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchased units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. However, the Section 743(b) adjustment will apply to a person who purchases units from Sprague Holdings in this offering. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code, such as our storage assets, may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing units from other unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “—Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to the offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation or depletion recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, a unitholder may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	A short sale;

•	An offsetting notional principal contract; or

•	A futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, or the Allocation Date. However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of our units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

Neither we, nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to its returns.

Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	The name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	A statement regarding whether the beneficial owner is:

(a)	A non-U.S. person;

(b)	A non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

(c)	A tax-exempt entity;

(3)	The amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	Specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	For which there is, or was, “substantial authority;” or

(2)	As to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on their returns. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return, and possibly our unitholders’ tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	Accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties;”

•	For those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	In the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the unitholder is a resident. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it.

INVESTMENT BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to certain additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, as well as the prohibited transaction restrictions imposed by Section 4975 of the Code, and may be subject to provisions under certain other laws or regulations that are similar to ERISA or the Code (collectively referred to as Similar Laws). As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing, and stock bonus plans, certain Keogh plans, certain simplified employee pension plans, and tax-deferred annuities or IRAs established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of an employee benefit plan that is subject to Title I of ERISA or Section 4975 of the Code, or an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

•	Whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	Whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA and any other applicable Similar Laws;

•	Whether the investment is permitted under the terms of the applicable documents governing the plan;

•

Whether making the investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Code and any other applicable Similar Laws (see the discussion under “Investment by Employee Benefit Plans—Prohibited Transaction Issues” below);

•

Whether in making the investment, that plan will be considered to hold as plan assets (1) only the investment in our units or (2) an undivided interest in our underlying assets (see the discussion under “Investment by Employee Benefit Plans—Plan Asset Issues” below); and

•

Whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return (please read “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of Unitholders—Tax-Exempt Organizations and Other Investors”).

The person with investment discretion with respect to the assets of an employee benefit plan should determine whether an investment in our common units is authorized by the appropriate governing plan instruments and whether such investment is otherwise a proper investment for the plan.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and certain IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions, referred to as prohibited transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Under these regulations, an entity’s underlying assets generally would not be considered to be “plan assets” if, among other things:

(a)	The equity interests acquired by the employee benefit plan are “publicly offered securities;” i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, “freely transferable” (as defined in the regulations), and either part of a class of securities registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(b)	The entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

(c)	There is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition by a plan of an equity interest in an entity, less than 25% of the total value of each class of equity interest, disregarding certain interests held by our general partner, its affiliates, and certain other persons, is held by employee benefit plans that are subject to part 4 of Title I of ERISA (which excludes governmental plans and non-electing church plans) and/or Section 4975 of the Code and IRAs.

With respect to an investment in our common units, we believe that our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirement in (c) above (although we do not monitor the level of benefit plan investors as required for compliance with (c)).

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed on persons involved in non-exempt prohibited transactions or other violations, plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA, the Code and Similar Laws.

UNDERWRITING

Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
BMO Capital Markets Corp.
Raymond James & Associates, Inc.
Janney Montgomery Scott LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

The obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	The representations and warranties made by us, our general partner and Sprague Holdings to the underwriters are true;

•	There is no material change in our business or the financial markets; and

•	We deliver customary closing documents to the underwriters.

Underwriting Discounts and Expenses

The following table summarizes the per common unit and total public offering price, underwriting discounts, the structuring fee and proceeds to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Total
	Per Common Unit	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts	$	$	$
Structuring fee	$	$	$
Proceeds to us (before expenses)	$	$	$

We will pay a structuring fee equal to an aggregate of 0.75% of the gross proceeds from this offering to Barclays Capital Inc. for evaluation, analysis and structuring of this offering.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

We estimate that the expenses of the offering will be $2.3 million (exclusive of previously written-off offering expenses, underwriting discounts and the structuring fee). We will pay all of the offering expenses in connection with this offering.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of              additional common units at the public offering price less underwriting discounts. This option may be exercised if the underwriters sell more than              common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Sprague Holdings at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding at the end of the 30-day option period or the amount of cash needed to pay the minimum quarterly distribution on all units.

Sprague Holdings and Axel Johnson are deemed under federal securities laws to be underwriters with respect to any common units that may be sold pursuant to the underwriters’ option to purchase additional common units.

Lock-Up Agreements

Subject to certain exceptions, we, Sprague Holdings, our operating company, our general partner and its affiliates and the directors and executive officers of our general partner, have agreed that without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants but excluding common units issued pursuant to the 2012 LTIP) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8) or (4) publicly disclose the intention to do any of the foregoing, in each case for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	During the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

Prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above, in whole or in part, at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. has no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives expect to consider a number of factors, including:

•	The history and prospects for the industry in which we compete;

•	Our financial information;

•	The ability of our management and our business potential and earning prospects;

•	The prevailing securities markets at the time of this offering;

•	The recent market prices of, and the demand for, publicly traded common units of generally comparable companies; and

•	Other factors deemed relevant by the representatives and us.

Neither we nor the representatives can assure investors that an active trading market will develop for our common units, or that the common units will trade in the public market at or above the initial public offering price.

Indemnification

We and certain of our affiliates, including Sprague Holdings, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our common units on the New York Stock Exchange under the symbol “SRLP.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the New York Stock Exchange distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Conflicts of Interest

The underwriters and their affiliates have in the past and may in the future perform investment banking, commercial banking, derivative, advisory and other services for Axel Johnson, Sprague Holdings our general partner and us from time to time for which they have in the past and will in the future receive customary fees and expenses. In particular, we anticipate that affiliates of Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will be lenders under our new credit agreement and, accordingly, will receive a portion of the proceeds from this offering. In addition, an affiliate of J.P. Morgan Securities LLC is a lender under our existing credit agreement and may receive payments in connection with the amendment and restatement of our existing credit agreement.

FINRA

Because the Financial Industry Regulatory Authority, Inc., or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (FSMA) that is not a “recognised collective investment scheme” for the purposes of FSMA (CIS) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1)	if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the CIS Promotion Order) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3)	in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (CISA). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Capital

Investment Act (Vermôgensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht— BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 2 no. 4 of the German Capital Investment Act, and in Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

(a)	“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b)	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Sprague Operating Resources LLC at December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 appearing in this prospectus and in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Sprague Resources LP as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and for the period from June 23, 2011 (date of inception) through December 31, 2011 included in this prospectus and in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement on Form S-l, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site and can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

You should rely only on the information contained in this prospectus. We and Sprague Holdings have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and Sprague Holdings are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.spragueenergy.com and will be activated following the closing of this offering. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout the prospectus could cause our actual results to differ materially from those contained in any forward-looking statement, and you are cautioned not to place undue reliance on any forward-looking statements.

INDEX TO FINANCIAL STATEMENTS

SPRAGUE RESOURCES LP
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Introduction	F-2
Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2013	F-3
Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2013	F-4
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2012	F-5
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-6

SPRAGUE OPERATING RESOURCES LLC (PREDECESSOR)
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of June 30, 2013 and December 31, 2012	F-10
Unaudited Consolidated Statements of Income for the Six Months Ended June 30, 2013 and 2012	F-11
Unaudited Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2013 and 2012	F-12
Unaudited Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2013 and 2012	F-13
Unaudited Consolidated Statements of Member’s Equity for the Six Months Ended June 30, 2013	F-14
Notes to Unaudited Consolidated Financial Statements	F-15
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-29
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-30
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	F-31
Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 31, 2012, 2011 and 2010	F-32
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	F-33
Consolidated Statements of Stockholder’s/Member’s Equity for the Years Ended December 31, 2012, 2011 and 2010	F-34
Notes to Consolidated Financial Statements	F-35

SPRAGUE RESOURCES LP
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-64
Balance Sheets as of June 30, 2013 (Unaudited) and December 31, 2012 and 2011	F-65

Statements of Comprehensive Loss for the Six Months Ended June 30, 2013 and 2012 (Unaudited) and for the Year Ended December 31, 2012 and for the Period June 23, 2011 (Date of Inception) through December 31, 2011

F-66

Statements of Cash Flows for the Six Months Ended June 30, 2013 and 2012 (Unaudited) and for the Year Ended December 31, 2012 and for the Period June 23, 2011 (Date of Inception) through December 31, 2011

F-67
Statements of Partners’ Equity for Six Months Ended June 30, 2013 (Unaudited) and for the Year Ended December 31, 2012 and for the Period June 23, 2011 (Date of Inception) through December 31, 2011	F-68
Note to Financial Statements	F-69

Sprague Resources LP

Unaudited Pro Forma Consolidated Financial Statements

Introduction

The accompanying unaudited pro forma consolidated financial statements of Sprague Resources LP, a newly formed Delaware limited partnership (the “Partnership”), are derived from Sprague Operating Resources LLC’s (the “Predecessor” or “Sprague Operating”) audited historical consolidated financial statements for the year ended December 31, 2012 and the unaudited historical consolidated financial statements as of and for the six months ended June 30, 2013, and have been prepared to reflect the formation of the Partnership, the new revolving credit agreement, the initial public offering (the “Offering”) and use of proceeds from the Offering.

In connection with the Offering, on November 7, 2011, Sprague Energy Corp. was converted into a limited liability company and renamed as Sprague Operating Resources LLC. Prior to the closing of the Offering, Axel Johnson Inc., the Predecessor’s Parent (the “Parent”), will contribute to Sprague Resources Holdings LLC (“Sprague Holdings”), a wholly owned subsidiary of the Parent, all of the ownership interests in Sprague Operating, the Partnership’s operating company. Sprague Operating will distribute to a wholly owned subsidiary of Sprague Holdings certain assets and liabilities that will not be a part of the initial assets and liabilities of the Partnership. Sprague Holdings will contribute to the Partnership all of the membership interests in Sprague Operating in exchange for common units, subordinated units and incentive distribution rights. The assets, liabilities and results of operations of the Predecessor for periods prior to their actual contribution to the Partnership are presented as the Predecessor.

The unaudited pro forma consolidated financial statements of the Partnership should be read together with the historical consolidated financial statements of the Predecessor included elsewhere in this prospectus. The unaudited pro forma consolidated financial statements of the Partnership were derived by making certain adjustments to the historical consolidated financial statements of the Predecessor as of and for the year ended December 31, 2012 and the six months ended June 30, 2013. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those estimates and assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated nor are they indicative of future results, in part because of the exclusion of various operating expenses.

Sprague Resources LP

Unaudited Pro Forma Consolidated Balance Sheet

as of June 30, 2013

	Sprague Operating Resources LLC Historical	Sprague Canada Pro Forma Adjustments (a)	Other Pro Forma Adjustments			Sprague Resources LP Pro Forma
	(in thousands, except units)
Assets
Current assets:
Cash and cash equivalents	$434	$(270)	$175,000	(f	)	$164
			(14,525)	(g	)
			(160,475)	(h	)
			17,500	(b	)
			(17,500)	(b	)
			3,126	(d	)
			(3,126)	(d	)
Accounts receivable, net	188,410	(31,061)	(157,349)	(d	)	—
Inventories	332,179	(121,805)	—			210,374
Fair value of derivative assets	37,336	(1,540)	—			35,796
Deferred income taxes	12,247	—	(11,742)	(c	)	505
Other current assets	21,236	(3,284)	(1,193)	(c	)	16,759

Total current assets	591,842	(157,960)	(170,284)			263,598

Property, plant and equipment, net	174,010	(69,180)	(9,550)	(d	)	95,280
Intangibles and other assets, net	18,109	(11,805)	10,022	(i	)	16,326
Goodwill	50,184	(11,777)	(1,024)	(d	)	37,383

Total assets	$834,145	$(250,722)	$(170,836)			$412,587

Liabilities and member’s equity
Current liabilities:
Accounts payable	$113,187	$(17,750)	$—			$95,437
Accrued liabilities	40,109	(4,117)	—			35,992
Advance from Parent	10,000	—	—			10,000
Fair value of derivative liabilities	29,387	(1,293)	—			28,094
Current portion of long-term debt	443,430	(90,030)	17,500	(b	)	—
			(160,475)	(h	)
			10,365	(i	)
			(42,400)	(d	)
			3,126	(d	)
			(181,516)	(j	)
Current portion of capital leases	690	(503)	—			187

Total current liabilities	636,803	(113,693)	(353,400)			169,710

Commitments and contingencies	—	—	—			—
Long-term debt	616	(616)	181,516	(j	)	181,516
Long-term capital leases	5,231	(2,063)	—			3,168
Other liabilities	18,530	—	(3,138)	(d	)	15,392
Deferred income taxes	39,467	(14,373)	(23,904)	(c	)	1,190

Total liabilities	700,647	(130,745)	(198,926)			370,976

Member’s equity:
Member’s equity	144,130	(127,764)	(17,500)	(b	)	—
			10,969	(c	)
			(125,511)	(d	)
			115,676	(e	)
Common Unitholders ( common units)	—	—	(13,414)	(e	)	146,718
			175,000	(f	)
			(14,525)	(g	)
			(343)	(i	)
Subordinated Unitholders ( subordinated units)	—	—	(102,262)	(e	)	(102,262)
Accumulated other comprehensive loss, net of tax	(10,632)	7,787	—			(2,845)

Total member’s equity	133,498	(119,977)	28,090			41,611

Total liabilities and member’s equity	$834,145	$(250,722)	$(170,836)			$412,587

The accompanying notes are an integral part of these financial statements.

Sprague Resources LP

Unaudited Pro Forma Consolidated Statement of Income

for the Six Months Ended June 30, 2013

	Sprague Operating Resources LLC Historical	Sprague Canada Pro Forma Adjustments (a)	Other Pro Forma Adjustments			Sprague Resources LP Pro Forma
	(in thousands, except units and per unit amounts)
Net sales	$2,466,773	$(261,585)	$—				$2,205,188
Cost of products sold	2,367,864	(252,251)	—				2,115,613

Gross margin	98,909	(9,334)	—				89,575

Operating costs and expenses:
Operating expenses	27,600	(5,586)	—				22,014
Selling, general and administrative	27,056	(2,550)	(97)	(m	)		24,409
Depreciation and amortization	8,437	(3,767)	—				4,670

Total operating costs and expenses	63,093	(11,903)	(97)				51,093

Operating income	35,816	2,569	97				38,482
Other income	816	91	—				907
Interest income	260	—	—				260
Interest expense	(14,639)	1,581	1,678	(l	)		(11,380)

Income before income taxes	22,253	4,241	1,775				28,269
Income tax provision	(10,638)	(2,160)	10,925	(n	)		(1,873)

Net income	$11,615	$2,081	$12,700				$26,396

Net income						$
Less interest in net income allocated to incentive distributions (see Note 3)

Limited partners’ interest in net income						$

Net income per limited partner unit—basic and diluted:
Common						$
Subordinated						$
Weighted average limited partner units outstanding—basic and diluted:
Common units
Subordinated units

The accompanying notes are an integral part of these financial statements.

Sprague Resources LP

Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended December 31, 2012

	Sprague Operating Resources LLC Historical	Sprague Canada Pro Forma Adjustments (a)	Other Pro Forma Adjustments			Sprague Resources LP Pro Forma
	(in thousands, except units and per unit amounts)
Net sales	$4,043,907	$(167,112)	$—				$3,876,795
Cost of products sold	3,922,352	(165,958)	—				3,756,394

Gross margin	121,555	(1,154)	—				120,401

Operating costs and expenses:
Operating expenses	47,054	(3,292)	—				43,762
Selling, general and administrative	46,449	(1,201)	964	(m	)		46,212
Write-off of deferred offering costs	8,931	—					8,931
Depreciation and amortization	11,665	(1,765)	—				9,900

Total operating costs and expenses	114,099	(6,258)	964				108,805

Operating income	7,456	5,104	(964)				11,596

Gain on acquisition of business	1,512	(1,512)	—				—
Other expense	(160)	—	—				(160)
Interest income	534	(27)	—				507
Interest expense	(23,960)	1,211	974	(l	)		(21,775)

(Loss) income before income taxes and equity in net loss of foreign affiliate	(14,618)	4,776	10				(9,832)
Income tax benefit (provision)	2,796	(1,897)	(248)	(n	)		651

Loss before equity in net loss of foreign affiliate	(11,822)	2,879	(238)				(9,181)
Equity in net loss of foreign affiliate	(1,009)	—	1,009	(k	)		—

Net loss	$(12,831)	$2,879	$771				$(9,181)

Net loss						$
Less interest in net loss allocated to incentive distributions (see Note 3)

Limited partners’ interest in net loss						$

Net loss per limited partner unit—basic and diluted:
Common						$
Subordinated						$
Weighted average limited partner units outstanding—basic and diluted:
Common units
Subordinated units

The accompanying notes are an integral part of these financial statements.

Sprague Resources LP

Notes to Unaudited Pro Forma

Consolidated Financial Statements

(in thousands unless otherwise stated)

1.	Organization and Basis of Presentation

The unaudited pro forma consolidated financial statements are derived from the historical consolidated financial statements of the Predecessor. The historical consolidated financial statements of the Predecessor include the assets, liabilities and results of operations of Sprague Operating Resources LLC. Upon the consummation of the initial public offering of common units representing limited partner interests of the Partnership, the Partnership will own and operate the business of the Predecessor, excluding certain assets and liabilities that will not be part of the Partnership.

The unaudited pro forma consolidated financial statements reflect the following transactions:

•	The expected dividend to the Predecessor’s sole member of approximately $17.5 million immediately prior to the consummation of this offering;

•

The filing by Sprague Operating with the U.S. Internal Revenue Service of an election to be disregarded as an entity separate from its sole tax owner for U.S. federal income tax purposes, resulting in the write-off of certain deferred tax assets and liabilities and the reclassification of equity balances related to Sprague Operating to the accounts of the partners in connection with the conversion;

•	The contribution to Sprague Holdings by the Parent of all the ownership interests in Sprague Operating;

•

The distribution from Sprague Operating to a wholly owned subsidiary of Sprague Holdings of certain assets and liabilities that will not be a part of the Partnership, including $157.4 million of accounts receivable; $3.1 million of cash; all of the Predecessor’s interests in Sprague Energy Canada Ltd., a wholly owned subsidiary of the Predecessor, which owns all of the equity interests in Kildair Service Ltd. (“Kildair”); the terminal assets and liabilities associated with the Predecessor’s terminals located in New Bedford, Massachusetts; Portsmouth, New Hampshire and Bucksport, Maine; property located in Oceanside, New York; and long-term debt of $42.4 million;

•

The contribution to the Partnership by Sprague Holdings of all the membership interests in Sprague Operating in exchange for              common units,              subordinated units and the incentive distribution rights in the Partnership;

•	The issuance and sale by the Partnership of common units to the public, representing a % limited partner interest in the Partnership, at an assumed initial public offering price of $ per unit;

•	The payment by the Partnership of the estimated underwriting discount and structuring fee (approximately $12.2 million) and of the offering expenses (approximately $2.3 million);

•	The Partnership’s entry in to the new credit agreement, which is expected to result in up to a 0.50% reduction in the borrowing rate for borrowings under the $750.0 million working capital facility;

•	The application of the net proceeds from the issuance and sale of common units by the Partnership to repay $ million in borrowings outstanding under the credit agreement;

•	The elimination of certain selling, general and administrative expenses, including corporate overhead charges from the Parent; and

•

The treatment of all the Partnership’s subsidiaries, as pass-through entities for federal income tax purposes. For these pass-through entities, all income, expense, gains, losses and tax credits generated flow through to the Partnership’s unitholders and, accordingly, do not result in a provision for federal income taxes in the Partnership’s financial statements.

Sprague Resources LP

Notes to Unaudited Pro Forma

Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Upon completion of the Offering, the Partnership anticipates incurring incremental selling, general and administrative expenses related to becoming a public entity (e.g., cost of tax return preparation, annual and quarterly reporting to unitholders, audit fees, stock exchange listing fees and registrar and transfer agent fees) in an annual amount estimated to be $2.1 million. The unaudited pro forma consolidated financial statements do not reflect this $2.1 million in anticipated incremental selling, general and administrative expenses.

In connection with the Offering, the Partnership will grant the underwriters a 30-day option to purchase an additional              common units. The unaudited pro forma consolidated financial statements assume that the underwriters do not exercise their option to purchase additional common units and that all of the option common units will be issued to Sprague Holdings at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise of the option will be sold to the public (instead of being issued to Sprague Holdings). The net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $             million based on an assumed initial public offering price of $             per common unit, if exercised in full, after deducting the estimated underwriting discounts and structuring fee) will be distributed to Sprague Holdings.

2.	Pro Forma Adjustments and Assumptions

The unaudited pro forma consolidated balance sheet gives effect to the adjustments as if they had occurred on June 30, 2013. The unaudited pro forma consolidated statement of income gives effect to the adjustments as if they had occurred as of January 1, 2012. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. A general description of these adjustments is provided as follows:

(a)	Reflects the distribution to a wholly-owned subsidiary of Sprague Holdings by Sprague Operating, of 100% of its interest in Sprague Energy Canada Ltd, a wholly owned subsidiary of the Predecessor, which owns all of the equity interests in Kildair.

(b)	Reflects borrowings under the existing credit agreement to fund a dividend to the Predecessor’s sole member of approximately $17.5 million immediately prior to the consummation of this offering.

(c)	Reflects the adjustment of deferred tax assets of $11.7 million, prepaid state tax of $1.2 million, and deferred tax liabilities of $23.9 million to reflect the conversion of the predecessor to a partnership, resulting in the elimination of all U.S. federal income taxes, as well as an adjustment for the reduction of income taxes in certain state jurisdictions in which the Partnership operates.

(d)	Reflects the distribution to a wholly-owned subsidiary of Sprague Holdings by Sprague Operating, of the following:

i. $160.5 million (consisting of accounts receivable of $157.4 million and cash of $3.1 million obtained through borrowings under the new credit agreement);

ii. other terminal businesses and assets with combined property, plant and equipment net carrying value of $9.6 million and goodwill of $1.0 million; and

iii. other long-term liabilities of $3.1 million and long-term debt of $42.4 million.

(e)

Reflects allocation of the remaining carrying value of Sprague Operating of $(115.7) million, $(13.4) million to the common units and $(102.3) million to the subordinated units, after the adjustments within items (a), (b), (c) and (d), to Sprague Holdings in connection with the contribution to the Partnership

Sprague Resources LP

Notes to Unaudited Pro Forma

Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

by Sprague Holdings of all the membership interests in Sprague Operating upon the closing of the Offering in exchange for the following units of the Partnership:

i. common units (representing     % of equity); and

ii. subordinated units (representing     % of equity).

(f)	Reflects the gross proceeds to the Partnership of $175.0 million from the issuance and sale of common units at an assumed initial public offering price of $ per unit.

(g)	Reflects the payment by the Partnership of the estimated underwriting discount and structuring fee of $12.2 million and offering expenses of approximately $2.3 million.

(h)	Reflects net proceeds of the Offering used to repay indebtedness outstanding under the credit agreement of $160.5 million.

(i)	Reflects borrowings under the new credit agreement to fund deferred debt issue costs in the amount of $10.4 million, offset by a reduction of $0.3 million representing a partial write-off of prior deferred debt costs.

(j)	Reflects an adjustment to reclassify a portion of pro forma debt under the Partnership’s existing credit agreement, the entirety of which are classified as current debt due to the maturity of the existing credit facility occurring within 12 months, to long-term debt under the Partnership’s new credit facility based upon the Partnership’s intention not to repay such portion prior to June 30, 2014.

(k)	Reflects the elimination of the equity in net (loss) income of foreign affiliate of $(1.0) million for the year ended December 31, 2012.

(l)	Reflects the pro forma adjustment for interest expense and deferred financing fees under the new credit agreement. The calculation is based on the monthly average working capital and acquisition facility amounts at the end of the month multiplied by the expected decreases in the borrowing rate of 0.50% for borrowings under the working capital facility, less the increase of commitment fees due to the increased size of the facility, resulting in a decrease in interest expense of $1.7 million for the six months ended June 30, 2013 and a decrease in interest expense of $1.0 million for the year ended December 31, 2012. As of June 30, 2013 and December 31, 2012, the blended pro forma interest rate used was 4.8% and 4.6%, respectively, after giving effect to the impact of commitment fees, interest rate swap fees and deferred financing fees. The Partnership has received from the anticipated lenders under the new credit agreement indicative commitments with respect to the price reduction of the borrowing rates that will be effective upon the commencement of the Offering. An increase or decrease of 0.125% in interest rates would have increased or decreased the Partnership’s interest expense by $0.2 million and $0.4 million for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively.

(m)	Reflects the elimination of corporate overhead charges from the Parent, of $0.7 million and $1.3 million offset by increases in incentive compensation of $0.6 million and $2.3 million for the six months ended June 30, 2013 and for year ended December 31, 2012, respectively. These pro forma financial statements are not indicative of future results, due to the exclusion of various operating expenses.

(n)	Reflects the adjustment to reflect the conversion of the predecessor to a partnership resulting in the elimination of all U.S. federal income taxes, as well as an adjustment for the reduction of income taxes in certain state jurisdictions in which the partnership operates, and to record estimated taxes for the activities conducted by Sprague Resources LP at the applicable state statutory rates in effect during the periods, resulting in a net reduction of $10.9 million and $0.2 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Sprague Resources LP

Notes to Unaudited Pro Forma

Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

3.	Pro Forma Net Income Per Unit

The Partnership computes income per unit using the two-class method. Net income available to common unitholders and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common unitholders and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income shall be allocated to the partners based on their respective sharing of income specified in the partnership agreement. Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated to the common unitholders and the subordinated unitholders under the two-class method by the number of common units and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common units and subordinated units outstanding were              and             respectively, as all units were assumed to have been outstanding since January 1, 2012. Sprague Holdings will own all of the outstanding subordinated units and the incentive distribution rights immediately following the completion of the Offering. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, Sprague Holdings is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to Sprague Holdings than to the other holders of common units. The pro forma net income per unit calculation assumes that no incentive distributions were made to Sprague Holdings based on the provisions of the partnership agreement and the pro forma available cash from distributable cash flow for the period.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 260 (“ASC 260”) (formerly Emerging Issues Task Force Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128), addresses the computation of earnings per share by entities that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the entity. The application of ASC 260 may have an impact on earnings per limited partner unit in future periods if there are material differences between net income and actual cash distributions or if other participating units are issued.

Sprague Operating Resources LLC (Predecessor)

Consolidated Balance Sheets

	June 30, 2013	December 31, 2012
	(Unaudited)
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$434	$3,691
Accounts receivable, net	188,410	251,246
Inventories	332,179	472,596
Fair value of derivative assets	37,336	30,852
Deferred income taxes	12,247	14,258
Other current assets	21,236	32,858

Total current assets	591,842	805,501

Property, plant and equipment, net	174,010	177,080
Intangibles and other assets, net	18,109	20,772
Goodwill	50,184	50,894

Total assets	$834,145	$1,054,247

Liabilities and member’s equity
Current liabilities:
Accounts payable	$113,187	$196,776
Accrued liabilities	40,109	48,949
Advance from Parent	10,000	—
Fair value of derivative liabilities	29,387	49,953
Current portion of long-term debt	443,430	317,186
Current portion of capital leases	690	709

Total current liabilities	636,803	613,573

Commitments and contingencies (Note 9)	—	—
Long-term debt	616	232,007
Long-term capital leases	5,231	5,717
Other liabilities	18,530	19,208
Deferred income taxes	39,467	42,536

Total liabilities	700,647	913,041

Member’s equity:
Member’s equity	144,130	146,779
Accumulated other comprehensive loss, net of tax	(10,632)	(5,573)

Total member’s equity	133,498	141,206

Total liabilities and member’s equity	$834,145	$1,054,247

The accompanying notes are an integral part of these financial statements.

Sprague Operating Resources LLC (Predecessor)

Unaudited Consolidated Statements of Income

	Six Months Ended June 30,
	2013	2012
	(in thousands)
Net sales	$2,466,773	$2,037,606
Cost of products sold	2,367,864	1,967,777

Gross margin	98,909	69,829
Operating costs and expenses:
Operating expenses	27,600	22,106
Selling, general and administrative	27,056	22,500
Depreciation and amortization	8,437	4,965

Total operating costs and expenses	63,093	49,571

Operating income	35,816	20,258
Loss on impairment of fixed assets	—	(529)
Other income	816	—
Interest income	260	308
Interest expense	(14,639)	(11,418)

Income before income taxes and equity in net income of foreign affiliate	22,253	8,619
Income tax provision	(10,638)	(3,705)

Income before equity in net income of foreign affiliate	11,615	4,914
Equity in net income of foreign affiliate	—	2,352

Net income	$11,615	$7,266

The accompanying notes are an integral part of these financial statements.

Sprague Operating Resources LLC (Predecessor)

Unaudited Consolidated Statements of Comprehensive Income

	Six Months Ended June 30,
	2013	2012
	(Unaudited)
	(in thousands)
Net income	$11,615	$7,266
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on interest rate swaps:
Net loss arising during the period	(138)	(1,091)
Reclassification adjustment for losses realized in income as interest expense	2,514	2,089

Net change in unrealized loss on interest rate swaps	2,376	998
Tax effect	(956)	(401)

	1,420	597
Foreign currency translation adjustment	(2,665)	257
Unrealized loss on inter-entity long-term foreign currency transactions	(3,814)	—

Other comprehensive (loss) income	(5,059)	854

Comprehensive income	$6,556	$8,120

The accompanying notes are an integral part of these financial statements.

Sprague Operating Resources LLC (Predecessor)

Unaudited Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2013	2012
	(Unaudited) (in thousands)
Cash flows from operating activities
Net income	$11,615	$7,266
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,137	6,511
Provision for doubtful accounts	900	869
Gain on insurance recovery	(777)	—
Undistributed gain on investment of foreign affiliate	—	(2,352)
Impairment of terminal asset	—	529
Loss (gain) on sale of assets	4	(20)
Deferred income taxes	(1,067)	3,527
Changes in assets and liabilities:
Accounts receivable	58,974	104,520
Inventories	133,046	188,092
Prepaid expenses and other current assets	10,312	3,869
Fair value of commodity derivative instruments	(24,768)	7,891
Accounts payable, accrued liabilities and other	(80,028)	(92,242)

Net cash provided by operating activities	118,348	228,460

Cash flows from investing activities
Purchases of property, plant and equipment	(8,117)	(3,702)
Proceeds from property insurance settlement	1,867	—
Proceeds from sale of assets	144	20

Net cash used in investing activities	(6,106)	(3,682)

Cash flows from financing activities
Net payments under credit agreements	(101,881)	(228,300)
Payments on capital lease liabilities and term debt	(349)	(249)
Payments on long-term terminal obligations	(211)	(319)
Advance from Parent	10,000	—
Dividend paid to Parent	(22,500)	(26,900)
Net (decrease) increase in payable to Parent	(494)	104

Net cash used in financing activities	(115,435)	(255,664)

Effect of exchange rate changes on cash balances held in foreign currencies	(64)	9

Net change in cash and cash equivalents	(3,257)	(30,877)
Cash and cash equivalents, beginning of period	3,691	31,829

Cash and cash equivalents, end of period	$434	$952

Supplemental disclosure of cash flow information
Cash paid:
Interest	$12,899	$10,730
Taxes	$2,623	$1,536

The accompanying notes are an integral part of these financial statements.

Sprague Operating Resources LLC (Predecessor)

Unaudited Consolidated Statements of Member’s Equity

	Member’s Equity	Accumulated Other Comprehensive Loss	Total Member’s Equity
	(Unaudited)
	(in thousands)
Balance, December 31, 2012	$146,779	$(5,573)	$141,206
Net income	11,615	—	11,615
Other comprehensive loss	—	(5,059)	(5,059)
Dividend	(22,500)	—	(22,500)
Capital contributions	8,236	—	8,236

Balance, June 30, 2013	$144,130	$(10,632)	$133,498

The accompanying notes are an integral part of these financial statements.

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements

(in thousands unless otherwise stated)

1.	Description of Business and Summary of Significant Accounting Policies

Company Businesses

On November 7, 2011, Sprague Energy Corp. was converted into a limited liability company and renamed as Sprague Operating Resources LLC (the “Predecessor”). There was no impact to the organization’s structure or ownership as a result of such conversion. The stockholder’s equity was converted to member’s equity and the Predecessor remains a wholly owned subsidiary of Axel Johnson Inc. (the “Parent”).

The Predecessor is one of the largest independent wholesale distributors of refined products in the Northeast United States based on aggregate terminal capacity. The Predecessor owns and/or operates a network of 14 refined products and materials handling terminals located in the Northeast United States and Eastern Canada. The Predecessor also utilizes third-party terminals in the Northeast through which it sells or distributes refined products pursuant to rack, exchange and throughput agreements. The Predecessor has four business segments: refined products, natural gas, materials handling and other operations. The refined products segment purchases a variety of refined products, such as heating oil, diesel, residual fuel oil, asphalt, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to wholesale and commercial customers. The natural gas segment purchases, sells and distributes natural gas to commercial and industrial customers in the Northeast and Mid-Atlantic. The Predecessor purchases the natural gas it sells from natural gas producers and trading companies. The materials handling segment offloads, stores and prepares for delivery a variety of customer-owned products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. The Predecessor’s other operations include the purchase and distribution of coal and certain commercial trucking activities.

Since 2007 and through September 30, 2012, the Predecessor, through its wholly-owned subsidiary, Sprague Energy Canada Ltd., owned a 50% equity investment in 9047-1137 Quebec Inc. (“Kildair”). On October 1, 2012, the Predecessor acquired the remaining 50% equity interest in Kildair (see Note 2). Kildair’s primary business is the distribution of residual fuel oil and asphalt which are included in the refined products segment.

In connection with the planned offering of limited partnership interests by Sprague Resources LP, (the “Offering”) a newly formed Delaware limited partnership (“Sprague Resources”), the Parent will contribute to Sprague Resources Holdings LLC (“Sprague Holdings”) all of the ownership interests in the Predecessor. The Predecessor will distribute to a wholly owned subsidiary of Sprague Holdings certain assets and liabilities, including among others, 100% of the equity investment in Kildair and accounts receivable in an amount equal to the net proceeds of the Offering. Sprague Holdings will then contribute all of the ownership interests in the Predecessor to Sprague Resources LP. All of the assets and liabilities of the Predecessor contributed to Sprague Resources LP by Sprague Holdings will be recorded at historical cost as it is considered to be a reorganization of entities under common control.

Basis of Presentation

The consolidated financial statements included herein reflect all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the Predecessor’s consolidated financial position at June 30, 2013 and December 31, 2012 and the consolidated results of operations and cash flows for the six month periods ended June 30, 2013 and 2012. The unaudited results of operations for the interim periods reported are not necessarily indicative of results to be expected for the full year.

The consolidated financial statements were prepared in accordance with the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain notes or other financial information that are normally required by U.S. generally accepted accounting principles (GAAP) have

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

been condensed or omitted from these interim financial statements. These statements, therefore, should be read in conjunction with the consolidated financial statements and related notes included in the Predecessor’s audited consolidated financial statements for the year ended December 31, 2012 and the notes thereto.

Demand for some of the Predecessor’s refined petroleum products, specifically heating oil and residual oil for space heating purposes, and to a lesser extent natural gas, are generally higher during the first and fourth quarters of the calendar year which may result in significant fluctuations in the Predecessor’s quarterly operating results.

The significant accounting policies described in Note 1 “Description of Business and Summary of Significant Accounting Policies” contained in the Predecessor’s audited consolidated financial statements, are the same as are used in preparing the accompanying unaudited consolidated financial statements.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, “Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which amends ASC 220, “Comprehensive Income.” The amended guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. Additionally, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amended guidance does not change the current requirements for reporting net income or other comprehensive income. The Predecessor adopted this ASU as of January 1, 2013 and it did not have a material impact on the Predecessor’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross and net information about these instruments. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Predecessor’s adoption of ASU 2011-11 as of January 1, 2013 did not have a material impact on the consolidated financial statements, but resulted in additional disclosure regarding fair value measurement.

2.	Kildair

Prior to October 1, 2012

In October 2007, the Predecessor purchased a 50% equity interest in Kildair for $38.7 million. The share purchase agreement provided for the Predecessor to acquire the remaining 50% of Kildair in 2012, subject to terms and conditions within the discretion of the Predecessor, for an additional $27.5 million Canadian plus a potential earn-out payment if EBITDA over the five year period exceeded $55.0 million Canadian. The difference between the acquisition cost and the fair value of net assets acquired in October 2007 of $13.2 million was allocated to various assets and liabilities based on their respective fair values with amortization recorded over the useful lives of the assets or liabilities that gave rise to the difference. From October 2007 through September 30, 2012 the investment in Kildair was accounted for using the equity method of accounting and the Predecessor’s share of its results were recorded as equity in net (loss) income of foreign affiliate in the Consolidated Statements of Income.

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Summary financial information for Kildair, not adjusted for the percentage of ownership held by the Predecessor, follows:

Six Months Ended June 30, 2012
Net sales	$214,729
Gross margin	18,438
Income from operations	9,136
Net income	4,986

The Predecessor’s equity share of income from its investment in Kildair, which includes amortization of the excess of the fair value over the cost of the assets acquired, was $2.4 million net of tax, for the six months ended June 30, 2012.

On or after October 1, 2012

On October 1, 2012 (the “acquisition date”), the Predecessor acquired control of Kildair by purchasing the remaining 50% equity interest. Since the acquisition date, the assets, liabilities and the results of operations of Kildair have been consolidated into the Predecessor’s Consolidated Financial Statements.

Kildair has 3.2 million barrels of storage capacity and an infrastructure that includes an asphalt plant, loading racks, testing laboratory and a marine dock on the St. Lawrence River. The purchase of this facility augments the Predecessor’s supply storage and marketing opportunities and provides new opportunities in asphalt marketing and expanded materials handling. The acquisition-date fair value transferred consisted of cash of $73.0 million (including an $8.7 million redemption of preferred shares) and the Predecessor’s previous 50% equity interest. The Predecessor recognized a gain of $1.5 million as a result of re-measuring to fair value its prior equity interest held before the business combination. The gain is calculated as the difference between the acquisition-date fair value ($57.0 million) and the book value immediately prior to the acquisition date ($55.5 million). The book value of the equity interest included currency translation adjustment balances in accumulated other comprehensive loss. The fair value was determined using valuation techniques including the discounted cash flow approach and the market multiple approach (enterprise value of earnings before interest, taxes, depreciation and amortization). The discounted cash flow approach incorporates assumptions including estimated future cash flows and a discount rate that reflects consideration of risk free rates as well as market risk.

The market multiple approach incorporates market information from comparable companies. The gain, which resulted in no income tax expense, was recorded in 2012 as gain on acquisition of business in the Consolidated Statements of Income.

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Accounts receivable	$47,050
Inventory	126,796
Other current assets	24,255
Property, plant and equipment	71,943
Intangible assets	13,947

Total identifiable assets acquired	283,991

Current liabilities	54,975
Debt	92,370
Other liabilities	19,210
Contingencies	—

Total liabilities assumed	166,555

Net identifiable assets acquired	117,436
Goodwill	12,611

Net assets acquired	$130,047

The Predecessor determined the fair value of property, plant and equipment using the replacement cost approach and determined the fair value of intangible assets using income approaches that incorporated projected cash flows and relief from royalty methodologies. The Predecessor’s analysis of fair value factors indicated that for substantially all other assets and liabilities that book value approximated fair value.

The goodwill recognized is primarily attributable to Kildair’s assembled workforce, its reputation in Eastern Canada and the Northeast United States and the residual cash flow the Predecessor believes that it will be able to generate. Goodwill is not expected to be deductible for income tax purposes.

The Predecessor recognized $0.3 million of acquisition related costs that were expensed as selling, general and administrative expense at the acquisition date.

The amount of net sales and net loss of Kildair included in the Predecessor’s Unaudited Consolidated Statements of Income for the period from January 1, 2013 to June 30, 2013 are as follows:

Six Months Ended June 30, 2013
Net sales	$261,585
Net loss	(4,121)

The following represent the pro forma consolidated net sales and net income as if Kildair had been included in the unaudited consolidated results of the Predecessor for the six months ended June 30, 2012:

Six Months Ended June 30, 2012
Net sales	$2,252,335
Net income	$7,766

These amounts have been calculated after applying the Predecessors, accounting policies and adjusting the results of Kildair to reflect the additional cost of products sold and depreciation and amortization that would have been charged assuming the fair value adjustments to inventory and property, plant and equipment and intangible assets had been applied on January 1, 2012, together with the consequential tax effects.

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

3.	Accumulated Other Comprehensive Loss, Net of Tax

Amounts included in accumulated other comprehensive loss, net of tax, consisted of the following:

	June 30, 2013	December 31, 2012
Change in fair value of interest rate swaps, net of tax	$(2,845)	$(4,265)
Cumulative foreign currency translation loss adjustment, net of tax	(7,787)	(1,308)

Accumulated other comprehensive loss, net of tax	$(10,632)	$(5,573)

The cumulative foreign currency translation loss adjustment as of June 30, 2013 and December 31, 2012, includes a cumulative loss of $4.6 million and $0.8 million, respectively, related to the conversion of intercompany advances not anticipated to be settled in the foreseeable future.

4.	Inventories

	June 30, 2013	December 31, 2012
Petroleum and related products	$290,969	$440,362
Asphalt	35,624	25,867
Coal	4,449	4,355
Natural gas	1,137	2,012

Inventories	$332,179	$472,596

Due to changing market conditions, the Predecessor recorded a provision of $4.7 million and $6.3 million as of June 30, 2013 and December 31, 2012, respectively, to write-down petroleum and natural gas inventory to its net realizable value. These charges are included in cost of products sold in the Unaudited Consolidated Statements of Income.

5.	Debt

	June 30, 2013	December 31, 2012
Current debt
Credit agreement	$328,400	$254,060
Credit agreement – Canadian subsidiary	68,420	35,183
Unsecured debt	25,000	25,000
Term debt – Canadian subsidiary	21,374	2,833
Other	236	110

Current debt	443,430	317,186

Long-term debt
Credit agreement	—	210,640
Term debt – Canadian subsidiary	—	21,245
Other	616	122

Long-term debt	616	232,007

Total debt	$444,046	$549,193

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The following table summarizes the future annual payments for credit agreements, unsecured debt, term debt and other debt obligations as of June 30, 2013:

	Credit Agreements	Unsecured Debt	Term Debt and Other	Total
Twelve months ending June 30, 2014	$396,820	$25,000	$21,610	$443,430
Twelve months ending June 30, 2015	—	—	190	190
Twelve months ending June 30, 2016 and thereafter	—	—	426	426

	$396,820	$25,000	$22,226	$444,046

Credit Agreement

The Predecessor’s revolving credit agreement (the “Credit Agreement”) was refinanced in May 2010 and has a maturity date of May 28, 2014. The Credit Agreement is secured by substantially all of the Predecessor’s assets and includes a $625.0 million working capital facility used to fund working capital and letters of credit and a $175.0 million acquisition facility. Borrowings under the Credit Agreement bear interest based on LIBOR, plus a specified margin, which is a function of the utilization of the Credit Agreement. The weighted average interest rate at June 30, 2013 and December 31, 2012, was 3.2% and 3.4%, respectively. The current portion of the Credit Agreement at June 30, 2013 consists of all outstanding borrowings as the agreement is scheduled to mature on May 28, 2014. The current portion of the Credit Agreement at December 31, 2012, represents the amount the Predecessor intends to repay during the following twelve month period.

As of June 30, 2013 and December 31, 2012, working capital facility borrowings were $211.0 million and $347.3 million, respectively, and outstanding letters of credit were $16.9 million and $92.0 million, respectively. The working capital facility is subject to borrowing base reporting and as of June 30, 2013 and December 31, 2012, had a borrowing base of $339.0 million and $529.3 million, respectively. As of June 30, 2013, excess availability under the working capital facility was $111.1 million.

As of June 30, 2013 and December 31, 2012, acquisition line borrowings were $117.4 million and $117.4 million, respectively. As of June 30, 2013, excess availability under the acquisition facility was $57.6 million.

The Credit Agreement contains certain restrictions and covenants among which are a minimum level of net working capital and tangible net worth, limitation on the incurrence of indebtedness and fixed charge coverage and funded debt leverage ratios. The Credit Agreement limits the Predecessor’s ability to make distributions in the event of defaults as defined in the Credit Agreement. As of June 30, 2013, the Predecessor was in compliance with these financial covenants.

Credit Agreement—Canadian Subsidiary

The Predecessor’s Canadian subsidiary utilizes a revolving credit agreement (the “Canadian Credit Agreement”) that has a maturity date of April 30, 2014, and is secured by substantially all of the Canadian subsidiary’s assets. The Canadian Credit Agreement is used to fund working capital, letters of credit and letters of guarantee for an amount up to $107.0 million. Amounts can be borrowed in either U.S. or Canadian dollars. The loan bears interest at prime rate plus 1.5% or the bank’s cost of funds plus 3.0% and is renewable annually. The weighted average interest rate at June 30, 2013 and December 31, 2012 was 4.7% and 4.5%, respectively.

As of June 30, 2013 and December 31, 2012, borrowings under the Canadian Credit Agreement were $68.4 million and $35.2 million, respectively. As of June 30, 2013 outstanding letters of credit were $9.5 million. The Canadian Credit Agreement is subject to borrowing base reporting and as of June 30, 2013 and December 31, 2012, had a borrowing base of $107.0 million and $89.1 million, respectively. As of June 30, 2013, excess availability under the Canadian Credit Agreement was $29.1 million.

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The terms of the Canadian Credit Agreement require the Canadian subsidiary to maintain specific levels of working capital, total liabilities to equity ratio, maintenance of a fixed charge coverage ratio, a limit on capital expenditures and a maximum net position for products consisting of fuel, light and heavy oil. Furthermore, the Canadian subsidiary is restricted in its ability to pay a dividend if such dividend would place them in default on any of the aforementioned covenants. The Predecessor has entered into an undertaking with the Canadian Credit Agreement lenders whereby in the event of noncompliance with certain of these covenants the Predecessor will advance to the Canadian subsidiary up to $20.0 million in the form of subordinated notes to satisfy any such deficiency. As of June 30, 2013, the Predecessor had advanced $10.4 million under this undertaking and as a result the Canadian subsidiary was in compliance with these financial covenants.

Unsecured Debt

During September, 2012, the Predecessor borrowed $25.0 million of unsecured debt bearing interest at LIBOR (0.2% at June 30, 2013) plus 4.0%. The unsecured debt is owed to a third-party financial institution and matures in September 2013.

Term Debt—Canadian Subsidiary

The Predecessor’s Canadian subsidiary has a term loan outstanding that is payable in monthly installments of approximately $0.2 million with a final maturity of $18.9 million due in June 2014. Interest is payable at the Canadian prime rate (3.0% at June 30, 2013) plus 2.2%. The term loan is secured by the assets of the Canadian subsidiary.

6.	Related Party Transactions

The Parent charged the Predecessor $0.7 million for each of the six-month periods ended June 30, 2013 and 2012 for oversight and monitoring of the Predecessor. Such amounts are included in selling, general and administrative expense. Intercompany activities are settled monthly and do not bear interest. There were no material intercompany accounts receivable or intercompany accounts payable balances outstanding with the Parent as of June 30, 2013 and December 31, 2012.

In February, 2013, the Predecessor paid a dividend to the Parent of $22.5 million as permitted by the Credit Agreement.

During June, 2013 the Predecessor received an advance of $10.0 million from the Parent which is to be reclassified into equity upon the successful completion of an anticipated business acquisition. That acquisition was completed on July 31, 2013 and the advance was reclassified into equity at that time (see Note 10).

7.	Segment Reporting

The Predecessor is a wholesale and commercial distributor engaged in the purchase, storage, distribution and sale of refined products and natural gas, and also provides storage and handling services for a broad range of materials. The Predecessor has four reporting operating segments that comprise the structure used by the chief operating decision makers (CEO and COO) to make key operating decisions and assess performance. These segments are refined products, natural gas, materials handling, and other activities. Segment information of Kildair has been included since the acquisition date of October 1, 2012.

The Predecessor’s refined products segment purchases a variety of refined products, such as heating oil, diesel fuel, residual fuel oil, asphalt, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to its customers. The Predecessor has wholesale customers who resell the refined products they purchase from the Predecessor and commercial customers who consume the refined products they purchase from the Predecessor. The Predecessor’s wholesale customers consist of home heating oil retailers and diesel

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

fuel and gasoline resellers. The Predecessor’s commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies, hospitals and educational institutions.

The Predecessor’s natural gas segment purchases, sells and distributes natural gas to commercial and industrial customers in the Northeast and Mid-Atlantic states. The Predecessor purchases natural gas from natural gas producers and trading companies.

The Predecessor’s materials handling segment offloads, stores, and/or prepares for delivery a variety of customer-owned products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. These services are fee-based activities which are generally conducted under multi-year agreements.

The Predecessor’s other activities include the purchase, sale and distribution of coal and commercial trucking activities unrelated to its refined products segment. Other activities are not reported separately as they represent less than 10% of consolidated net sales and adjusted gross margin.

The Predecessor evaluates segment performance based on adjusted gross margin, which is gross margin excluding unrealized hedging gains and losses, before allocations of corporate, terminal and trucking operating costs, depreciation, amortization, and interest. Based on the way the business is managed, it is not reasonably possible for the Predecessor to allocate the components of operating costs and expenses among the operating segments. There were no significant intersegment sales for any of the periods presented below.

Summarized financial information for the Predecessor’s reportable segments for the six months ended June 30 is presented in the table below:

	Six Months Ended June 30,
	2013	2012
Net Sales:
Refined products	$2,269,052	$1,892,592
Natural gas	173,081	124,710
Materials handling	14,528	15,960
Other	10,112	4,344

Net Sales	$2,466,773	$2,037,606

Adjusted Gross Margin(1):
Refined products	$53,146	$35,999
Natural gas	23,986	15,583
Materials handling	14,519	15,804
Other	2,369	868

Adjusted gross margin	94,020	68,254
Reconciliation to gross margin(2):
Unrealized hedging gain on inventory	3,642	4,049
Unrealized hedging gain (loss) on natural gas transportation contracts	1,247	(2,474)

Gross Margin	98,909	69,829

Operating costs and expenses not allocated to operating segments:
Operating expenses	27,600	22,106
Selling, general and administrative	27,056	22,500
Depreciation and amortization	8,437	4,965

Total operating costs and expenses	63,093	49,571

Operating income	35,816	20,258
Loss on impairment of assets	—	(529)
Other income	816	—
Interest income	260	308
Interest expense	(14,639)	(11,418)
Income tax provision	(10,638)	(3,705)
Equity in net income of foreign affiliate	—	2,352

Net Income	$11,615	$7,266

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

(1)	Adjusted gross margin is a non-GAAP financial measure used by management and external users of the Predecessor’s consolidated financial statements to assess the Predecessor’s economic results of operations and its market value reporting to lenders.
(2)	Reconciliation of adjusted gross margin to gross margin, a comparable GAAP measure.

The Predecessor had no single customer whose revenue was greater than 10% of total net sales for the six months ended June 30, 2013 and 2012. The Predecessor’s foreign sales, primarily sales of refined products, asphalt and natural gas to its customers in Canada, were $127.5 million for the six months ended June 30, 2013. The Predecessor’s foreign sales were not significant for the six months ended June 30, 2012.

Segment Assets

Due to the comingled nature and uses of the Predecessor’s fixed assets, the Predecessor does not track its fixed assets between its refined products and materials handling operating segments or its other activities. There are no significant fixed assets attributable to the natural gas reportable segment.

As of June 30, 2013, goodwill for the refined products, natural gas, materials handling and other operating segments amounted to $37.7 million, $4.4 million, $6.9 million and $1.2 million, respectively.

8.	Financial Instruments and Off-Balance Sheet Risk

Cash, Cash Equivalents and Accounts Receivable

As of June 30, 2013 and December 31, 2012, the carrying amounts of cash, cash equivalents and accounts receivable approximated fair value because of the short maturity of these instruments. As of June 30, 2013 and December 31, 2012, the carrying value of the Predecessor’s debt approximated fair value due to the short-term maturity and variable interest nature of these instruments.

Derivative Instruments

The following tables present all financial assets and financial liabilities of the Predecessor measured at fair value on a recurring basis as of June 30, 2013 and December 31, 2012:

	As of June 30, 2013
	Fair Value Measurement	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial assets:
Commodity exchange contracts	$496	$496	$—	$—
Commodity fixed forwards	34,924	—	34,924	—
Commodity swaps and options	1,859	—	1,859	—

Commodity derivatives	37,279	496	36,783	—
Currency swaps	57	—	57	—

Total	$37,336	$496	$36,840	$—

Financial liabilities:
Commodity fixed forwards	$23,102	$—	$23,102	$—
Commodity swaps and options	235	—	235	—

Commodity derivatives	23,337	—	23,337	—
Interest rate swaps	4,757	—	4,757	—
Currency swaps	1,293	—	1,293	—

Total	$29,387	$—	$29,387	$—

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

	As of December 31, 2012
	Fair Value Measurement	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial assets:
Commodity fixed forwards	$30,235	$—	$30,235	$—
Commodity swaps and options	597	—	597	—

Commodity derivatives	30,832	—	30,832	—
Currency swaps	20	—	20	—

Total	$30,852	$—	$30,852	$—

Financial liabilities:
Commodity exchange contracts	$9	$9	$—	$—
Commodity fixed forwards	42,247	—	42,247	—
Commodity swaps and options	319	—	319	—

Commodity derivatives	42,575	9	42,566	—
Interest rate swaps	7,133	—	7,133	—
Currency swaps	245	—	245	—

Total	$49,953	$9	$49,944	$—

The Predecessor enters into derivative contracts with counterparties, some of which are subject to master netting arrangements, which allow net settlements under certain conditions. The Predecessor presents derivatives at gross fair values on the consolidated balance sheets. Information related to these offsetting arrangements as of June 30, 2013 and December 31, 2012 follows:

	As of June 30, 2013
				Gross Amount Not Offset in the Balance Sheet
	Gross Amounts of Recognized Assets/Liabilities	Gross Amount Offset in the Balance Sheet	Net Amounts of Asset/Liabilities in Balance Sheet	Financial Instruments	Cash Collateral Posted	Net Amount
Commodity derivative assets	$37,279	$—	$37,279	$(3,496)	$(41)	$33,742
Currency swap derivative assets	57	—	57	—	—	57
Commodity derivative liabilities	(23,337)	—	(23,337)	3,496	—	(19,841)
Interest rate swap derivative liabilities	(4,757)	—	(4,757)	—	—	(4,757)
Currency swap derivative liabilities	(1,293)	—	(1,293)	—	—	(1,293)

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

	As of December 31, 2012
				Gross Amount Not Offset in the Balance Sheet
	Gross Amounts of Recognized Assets/Liabilities	Gross Amount Offset in the Balance Sheet	Net Amounts of Asset/Liabilities in Balance Sheet	Financial Instruments	Cash Collateral Posted	Net Amount
Commodity derivative assets	$30,832	$—	$30,832	$(3,163)	$(94)	$27,575
Currency swap derivative assets	20	—	20	—	—	20
Commodity derivative liabilities	(42,575)	—	(42,575)	3,163	—	(39,412)
Interest rate swap derivative liabilities	(7,133)	—	(7,133)	—	—	(7,133)
Currency swap derivative liabilities	(245)	—	(245)	—	—	(245)

Commodity Derivatives

The Predecessor utilizes derivative instruments consisting of futures contracts, forward contracts, swaps, options and other derivatives individually or in combination, to mitigate its exposure to fluctuations in prices of refined petroleum products and natural gas. On a selective basis and within the Predecessor’s risk management guidelines, the Predecessor utilizes futures contracts, forward contracts, swaps, options and other derivatives to generate profits from changes in market prices. The Predecessor invests in futures and over-the-counter (“OTC”) transactions either on regulated exchanges or in the OTC market. Futures contracts are exchange-traded contractual commitments to either receive or deliver a standard amount or value of a commodity at a specified future date and price. Futures exchanges typically require investors to provide margin deposits as security. OTC contracts, which may or may not require margin deposits as security, involve parties that have agreed either to exchange cash payments or deliver or receive the underlying commodity at a specified future date and price. The Predecessor posts initial margin with futures transaction brokers, along with variation margin, which is paid or received on a daily basis, and is included in other current assets in the Consolidated Balance Sheets. In addition, the Predecessor may either pay or receive margin based upon exposure with counterparties. Payments made by the Predecessor are included in other current assets, whereas payments received by the Predecessor are included in accrued liabilities in the Consolidated Balance Sheets. Substantially all of the Predecessor’s commodity derivative contracts outstanding as of June 30, 2013 will settle prior to December 31, 2014.

The Predecessor’s derivative instruments are recorded at fair value, with changes in fair value recognized in net income or other comprehensive income each period as appropriate. The Predecessor’s fair value measurements are determined using the market approach and include non-performance risk and time value of money considerations. Counterparty credit is considered for receivable balances, and the Predecessor’s credit is considered for payable balances.

The Predecessor determines fair value in accordance with Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement” which established a hierarchy for the inputs used to measure the fair value of financial assets and liabilities based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using significant unobservable inputs (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value is based on the lowest significant input level within this fair value hierarchy.

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Details on the methods and assumptions used to determine the fair values are as follows:

Fair value measurements based on Level 1 inputs: Measurements that are most observable and are based on quoted prices of identical instruments obtained from the principal markets in which they are traded. Closing prices are both readily available and representative of fair value. Market transactions occur with sufficient frequency and volume to assure liquidity.

Fair value measurements based on Level 2 inputs: Measurements derived indirectly from observable inputs or from quoted prices from markets that are less liquid are considered Level 2. Measurements based on Level 2 inputs include over-the-counter derivative instruments that are priced on an exchange traded curve, but have contractual terms that are not identical to exchange traded contracts. The Predecessor utilizes fair value measurements based on Level 2 inputs for its fixed forward contracts, over-the-counter commodity price swaps, interest rate swaps and forward currency contracts.

Fair value measurements based on Level 3 inputs: Measurements that are least observable are estimated from significant unobservable inputs determined from sources with little or no market activity for comparable contracts or for positions with longer durations.

The Predecessor does not offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against the fair value of derivative instruments executed with the same counterparty under the same master netting arrangement. The Predecessor had no right to reclaim or obligation to return cash collateral as of June 30, 2013 or December 31, 2012.

The following table presents total realized and unrealized (losses) and gains on derivative instruments utilized for commodity risk management purposes. Such amounts are included in cost of products sold in the Unaudited Consolidated Statements of Income for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
	2013	2012
Refined products contracts	$12,063	$3,562
Natural gas contracts	(10,212)	765

Total	$1,851	$4,327

Included in realized and unrealized (losses) and gains on derivatives instruments above are realized and unrealized losses of $1.2 million and realized and unrealized gains of $1.3 million on discretionary refined products trading during the six months ended June 30, 2013 and 2012, respectively.

The following table presents the gross volume of commodity derivative instruments outstanding as of June 30, 2013 and December 31, 2012:

	As of June 30, 2013
	Refined Products (Barrels)	Natural Gas (MMBTUs)
Long contracts	4,231	80,512
Short contracts	(7,721)	(63,440)

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

	As of December 31, 2012
	Refined Products (Barrels)	Natural Gas (MMBTUs)
Long contracts	7,844	94,443
Short contracts	(11,829)	(70,432)

Interest Rate Derivatives

The Predecessor has entered into interest rate swaps to manage its exposure to changes in interest rates on its Credit Agreement. The Predecessor swaps the variable LIBOR interest rate payable under the Credit Agreement for fixed LIBOR interest rates. The Predecessor’s interest rates swaps hedge actual and forecasted LIBOR borrowings and have been designated as cash flow hedges. Counterparties to the Predecessor’s interest rate swaps are large multinational banks and the Predecessor does not believe there is a material risk of counterparty non-performance. At June 30, 2013 the Predecessor held 6 interest rate swap agreements with a notional value of $210.0 million. The cash flow hedges at June 30, 2013 expire at various dates through January 2015.

There was no material ineffectiveness determined for the cash flow hedges for the six months ended June 30, 2013 and 2012. Any ineffectiveness is recorded as interest expense in the Unaudited Consolidated Statements of Income.

The Predecessor records unrealized gains and losses on its interest rate swaps as a component of accumulated other comprehensive loss, net of tax, which is reclassified to earnings as interest expense when the payments are made. As of June 30, 2013, the amount of unrealized losses, net of tax, expected to be reclassified to earnings during the following twelve-month period was $2.2 million.

The following table presents the location of the losses on derivative contracts designated as cash flow hedging instruments reported in the Unaudited Consolidated Statements of Income as other comprehensive loss (“OCL”) for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30, 2013
	Amount of Derivative Loss Recognized in OCL	Amount of Derivative Loss Reclassified From Accumulated OCL Into Income
Interest rate swaps	$138	$2,514

	Six Months Ended June 30, 2012
	Amount of Derivative Loss Recognized in OCL	Amount of Derivative Loss Reclassified From Accumulated OCL Into Income
Interest rate swaps	$1,091	$2,089

Currency Derivatives

The Predecessor’s Canadian subsidiary enters into forward currency contracts to manage the risk of currency rate fluctuations between its U.S. dollar denominated activity and the Canadian dollar which is its functional currency. At June 30, 2013, the Predecessor’s Canadian subsidiary has entered into a series of forward currency contracts that mature through August 2013. The contracts obligated the Canadian subsidiary to purchase approximately $73.0 million in U.S. dollars at exchange rates between 1.019 and 1.056. The U.S. to Canadian dollar exchange rate was 1.052 at June 30, 2013.

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

9.	Commitments and Contingencies

Legal, Environmental and Other Proceedings

The Predecessor is involved in various lawsuits, other proceedings and environmental matters, all of which arose in the normal course of business. While it is impossible to determine the ultimate legal and financial liability with respect to certain contingent liabilities and claims, the Predecessor believes, based upon its examination of currently available information, its experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters will not have a material adverse impact on the Predecessor’s consolidated results of operations, financial position or cash flows.

10.	Subsequent Events

On July 31, 2013, the Predecessor purchased an oil terminal in Bridgeport, Connecticut for $20.7 million. This deep water facility includes 13 storage tanks with 1.3 million barrels of storage capacity for gasoline and distillate products with 1.1 million barrels currently in service. The terminal will provide throughput services to third-parties for branded gasoline sales, and is expected to increase the Predecessor’s marketing of refined products, both gasoline and distillate, in the Connecticut market.

The acquisition will be accounted for as a business combination and was financed with a $10.0 million equity investment by the Parent (see Note 6) and $10.7 million of borrowings under the acquisition line of the Predecessor’s credit facility. In addition, the Predecessor will purchase approximately $3.5 million of inventory that was stored at the terminal. The allocation of the purchase price to the assets acquired and liabilities assumed will be finalized once fair value information is obtained.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member

Sprague Operating Resources LLC

We have audited the accompanying consolidated balance sheets of Sprague Operating Resources LLC, the predecessor of Sprague Resources LP (the Predecessor), as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, cash flows, and stockholder’s/member’s equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Predecessor at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

March 27, 2013

Sprague Operating Resources LLC (Predecessor) Consolidated Balance Sheets

	As of December 31,
	2012	2011
	(in thousands)

Assets
Current assets:
Cash and cash equivalents	$3,691	$31,829
Accounts receivable, net	251,246	227,341
Inventories	472,596	401,210
Fair value of derivative assets	30,852	46,902
Deferred income taxes	14,258	9,015
Other current assets	32,858	37,758

Total current assets	805,501	754,055

Property, plant and equipment, net	177,080	110,743
Investment in foreign affiliate	—	56,226
Intangibles and other assets, net	20,772	10,619
Goodwill	50,894	38,407

Total assets	$1,054,247	$970,050

Liabilities and member’s equity
Current liabilities:
Accounts payable	$196,776	$150,539
Accrued liabilities	48,949	41,229
Fair value of derivative liabilities	49,953	33,494
Current portion of long-term debt	317,186	235,861
Current portion of capital leases	709	227

Total current liabilities	613,573	461,350

Commitments and contingencies (Note 17)	—	—

Long-term debt	232,007	284,839
Long-term capital leases	5,717	3,450
Other liabilities	19,208	19,432
Deferred income taxes	42,536	22,578

Total liabilities	913,041	791,649

Member’s equity:
Member’s equity	146,779	184,359
Accumulated other comprehensive loss, net of tax	(5,573)	(5,958)

Total member’s equity	141,206	178,401

Total liabilities and member’s equity	$1,054,247	$970,050

The accompanying notes are an integral part of these financial statements.

Sprague Operating Resources LLC (Predecessor) Consolidated Statements of Operations

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Net sales	$4,043,907	$3,797,427	$2,817,191
Cost of products sold	3,922,352	3,638,717	2,676,301

Gross margin	121,555	158,710	140,890

Operating costs and expenses:
Operating expenses	47,054	42,414	41,102
Selling, general and administrative	46,449	46,292	40,625
Write-off of deferred offering costs	8,931	—	—
Depreciation and amortization	11,665	10,140	10,531

Total operating costs and expenses	114,099	98,846	92,258

Operating income	7,456	59,864	48,632
Gain on acquisition of business	1,512	6,016	—
Other (expense) income	(160)	—	894
Interest income	534	755	503
Interest expense	(23,960)	(24,049)	(21,897)

(Loss) income before income taxes and equity in net (loss) income of foreign affiliate	(14,618)	42,586	28,132
Income tax benefit (provision)	2,796	(16,636)	(10,288)

(Loss) income before equity in net (loss) income of foreign affiliate	(11,822)	25,950	17,844
Equity in net (loss) income of foreign affiliate	(1,009)	3,622	(2,123)

Net (loss) income	$(12,831)	$29,572	$15,721

The accompanying notes are an integral part of these financial statements.

Sprague Operating Resources LLC (Predecessor)

Consolidated Statements of Comprehensive (Loss) Income

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Net (loss) income	$(12,831)	$29,572	$15,721
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on interest rate swaps, net of tax (provision) benefit of $(936), $1,104 and $(10), respectively, and gains (losses) recognized in income	1,393	(1,643)	15
Reclassification to net income of foreign currency translation adjustment related to remeasurement of equity method investment	(1,936)	—	—
Foreign currency translation adjustment	928	(1,644)	3,012

Other comprehensive income (loss)	385	(3,287)	3,027

Comprehensive (loss) income	$(12,446)	$26,285	$18,748

The accompanying notes are an integral part of these financial statements

Sprague Operating Resources LLC (Predecessor) Consolidated Statements of Cash Flows

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Cash flows from operating activities
Net (loss) income	$(12,831)	$29,572	$15,721
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	14,814	12,792	13,025
Write-off of deferred offering costs	8,931	—	—
Gain on acquisition of business	(1,512)	(6,016)	—
Gain on sale of assets	(487)	(18)	(894)
Loss on impairments of fixed assets	529	—	—
Provision for doubtful accounts	591	1,765	1,166
Undistributed loss (income) on investment of foreign affiliate	1,009	(3,622)	2,123
Deferred income taxes	(5,389)	5,707	6,005
Changes in assets and liabilities:
Accounts receivable	24,160	19,190	(6,993)
Inventories	54,373	(73,339)	(28,552)
Prepaid expenses and other current assets	19,216	(881)	4,183
Fair value of commodity derivative instruments	27,208	(39,675)	24,144
Accounts payable, accrued liabilities and other	32,517	10,664	(4,931)

Net cash provided by (used in) operating activities	163,129	(43,861)	24,997

Cash flows from investing activities
Purchases of property, plant and equipment	(7,293)	(7,255)	(9,587)
Loan to foreign affiliate	—	(1,958)	—
Acquisitions, net of cash acquired	(73,036)	(7,845)	—
Proceeds from sale of assets	636	54	200

Net cash used in investing activities	(79,693)	(17,004)	(9,387)

Cash flows from financing activities
Net (payments) borrowings under credit agreements	(107,822)	116,300	80,050
Borrowings (payments) of unsecured debt	25,000	—	(10,000)
Payments on capital lease liabilities and term debt	(1,346)	(499)	(491)
Payments on long-term terminal obligations	(668)	(608)	(312)
Debt issue costs	(422)	(181)	(12,134)
Dividend paid to Parent	(26,900)	(26,000)	(39,000)
Payments on Parent debt	—	—	(35,000)
Net increase (decrease) in payable to Parent	598	(130)	(275)

Net cash (used in) provided by financing activities	(111,560)	88,882	(17,162)

Effect of exchange rate changes on cash balances held in foreign currencies	(14)	(42)	81

Net change in cash and cash equivalents	(28,138)	27,975	(1,471)
Cash and cash equivalents, beginning of year	31,829	3,854	5,325

Cash and cash equivalents, end of year	$3,691	$31,829	$3,854

Supplemental disclosure of cash flow information
Cash paid:
Interest	$20,977	$19,839	$20,238
Taxes	$2,831	$3,321	$1,661

The accompanying notes are an integral part of these financial statements.

Sprague Operating Resources LLC (Predecessor) Consolidated Statements of Stockholder’s/Member’s Equity

	Number of Shares	Common Stock	Capital in Excess of Stated Value	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Member’s Equity	Total Stockholder’s/ Member’s Equity
			(in thousands)
Balance, December 31, 2009	10	$10	$111,957	$(5,698)	$80,144	$—	$186,413
Net income					15,721		15,721
Unrealized gain on interest rate swap contracts, net of tax provision of $10 and gains (losses) recognized in income				15			15
Foreign currency translation adjustment				3,012			3,012
Dividend					(39,000)		(39,000)
Capital contributions			4,023				4,023

Balance, December 31, 2010	10	10	115,980	(2,671)	56,865	—	170,184

Net income					29,572		29,572
Unrealized loss on interest rate swap contracts, net of tax benefit of $1,104 and gains (losses) recognized in income				(1,643)			(1,643)
Foreign currency translation adjustment				(1,644)			(1,644)
Dividend					(26,000)		(26,000)
Capital contributions			7,932				7,932
Conversion into a limited liability company	(10)	(10)	(123,912)		(60,437)	184,359	—

Balance, December 31, 2011	—	—	—	(5,958)	—	184,359	178,401

Net loss						(12,831)	(12,831)
Unrealized gain on interest rate swap contracts, net of tax provision of $936 and gains (losses) recognized in income				1,393			1,393
Foreign currency translation adjustment				928			928
Reclassification of foreign currency translation adjustment related to remeasurement of equity method investment				(1,936)			(1,936)
Dividend						(26,900)	(26,900)
Capital contributions						2,151	2,151

Balance, December 31, 2012	—	$—	$—	$(5,573)	$—	$146,779	$141,206

The accompanying notes are an integral part of these financial statements.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements

(in thousands unless otherwise stated)

1.	Description of Business and Summary of Significant Accounting Policies

Company Businesses

On November 7, 2011, Sprague Energy Corp. was converted into a limited liability company and renamed Sprague Operating Resources LLC (the “Predecessor”). There was no impact to the organization’s structure or ownership as a result of such conversion. The stockholder’s equity was converted to member’s equity and the Predecessor remains a wholly owned subsidiary of Axel Johnson Inc. (the “Parent”).

The Predecessor, is one of the largest independent wholesale distributors of refined products in the Northeast United States based on aggregate terminal capacity. The Predecessor owns and/or operates a network of 14 refined products and materials handling terminals located in the Northeast United States and Eastern Canada. The Predecessor also utilizes third-party terminals in the Northeast through which it sells or distributes refined products pursuant to rack, exchange and throughput agreements. The Predecessor has four business segments: refined products, natural gas, materials handling and other operations. The refined products segment purchases a variety of refined products, such as heating oil, diesel, residual fuel oil, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to wholesale and commercial customers. The natural gas segment purchases, sells and distributes natural gas to commercial and industrial customers in the Northeast and Mid-Atlantic. The Predecessor purchases the natural gas it sells from natural gas producers and trading companies. The materials handling segment offloads, stores and prepares for delivery a variety of customer-owned products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. The Predecessor’s other operations include the purchase and distribution of coal and certain commercial trucking activities.

Since 2007 and through September 30, 2012, the Predecessor, through its wholly-owned subsidiary, Sprague Energy Canada Ltd., owned a 50% equity investment in 9047-1137 Quebec Inc. (“Kildair”). On October 1, 2012, the Predecessor acquired the remaining 50% equity interest in Kildair (see Note 2). Kildair’s primary business is the distribution of residual fuel oil and asphalt which are included in the refined products segment.

In connection with the planned offering of limited partnership interests by Sprague Resources LP, (the “Offering”) a newly formed Delaware limited partnership (“Sprague Resources”), the Parent will contribute to Sprague Resources Holdings LLC (“Sprague Holdings”) all of the ownership interests in the Predecessor. The Predecessor will distribute to a wholly owned subsidiary of Sprague Holdings certain assets, including among others, accounts receivable in an amount equal to the net proceeds of the Offering and its 100% equity investment in Kildair, which will not be a part of the Predecessor. Sprague Holdings will then contribute all of the ownership interests in the Predecessor to Sprague Resources LP. All of the assets and liabilities of the Predecessor contributed to Sprague Resources LP by Sprague Holdings will be recorded at historical cost as it is considered to be a reorganization of entities under common control.

Basis of Presentation

The consolidated financial statements include the accounts of the Predecessor and its wholly-owned subsidiaries. Intercompany transactions between the Predecessor and its subsidiaries have been eliminated. Investments in affiliated companies, greater than 20% voting interest or where the Predecessor exerts significant influence over an investee but lacks control over the investee, are accounted for using the equity method.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and the reported revenues and expenses in the income

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

statement. Actual results could differ from those estimates. Among the estimates made by management are asset valuations, the fair value of derivative assets and liabilities, environmental and legal obligations and income taxes.

Revenue Recognition and Cost of Products Sold

The Predecessor recognizes revenue on refined products, natural gas and materials handling revenue-producing activities, net of applicable provisions for discounts and allowances. Allowances for cash discounts are recorded as a reduction of revenue at the time of sale. Cash discounts were $7.5 million, $6.8 million and $6.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. At the time of sale for all revenue producing activities, persuasive evidence of an arrangement exists, delivery or service has occurred, the price is determinable and collectability is reasonably assured.

Refined products revenue-producing activities are direct sales to customers including throughput and exchange locations. Revenue is recognized when the product is delivered. Revenue is not recognized on exchange agreements, which are entered into primarily to acquire refined products by taking delivery of products closer to the Predecessor’s end markets. Net differentials or fees for exchange agreements are recorded as cost of goods sold. Natural gas revenue-producing activities are direct sales to customers at various points on natural gas pipelines or at local distribution companies (i.e., utilities). Revenue is recognized when the product is delivered. Materials handling service revenue is recognized monthly over the contractual service period or when the service is rendered. Revenue from other activities, primarily coal distribution and transportation services, is recognized when the product is delivered or the services are rendered.

The allowance for doubtful accounts is recorded to reflect an estimate of the ultimate realization of the Predecessor’s accounts receivable and includes an assessment of customers’ creditworthiness and the probability of collection. The allowance reflects an estimate of specifically identified accounts at risk as well as an estimate of uncollectible amounts that is determined based on historical collection experience. The provision for the allowance for doubtful accounts is included in cost of products sold.

Shipping costs that occur at the time of sale are included in cost of products sold. Various excise taxes collected at the time of sale and remitted to authorities are recorded on a net basis in cost of products sold.

Commodity Derivatives

The Predecessor utilizes derivative instruments consisting of futures contracts, forward contracts, swaps, options and other derivatives individually or in combination, to mitigate its exposure to fluctuations in prices of refined petroleum products and natural gas. On a selective basis and within the Predecessor’s risk management guidelines, the Predecessor utilizes futures contracts, forward contracts, swaps, options and other derivatives to generate profits from changes in market prices. The Predecessor invests in futures and over-the-counter (“OTC”) transactions either on regulated exchanges or in the OTC market. Futures contracts are exchange-traded contractual commitments to either receive or deliver a standard amount or value of a commodity at a specified future date and price. Futures exchanges typically require investors to provide margin deposits as security. OTC contracts, which may or may not require margin deposits as security, involve parties that have agreed either to exchange cash payments or deliver or receive the underlying commodity at a specified future date and price. The Predecessor posts initial margin with futures transaction brokers, along with variation margin, which is paid or received on a daily basis, and is included in other current assets in the Consolidated Balance Sheets. In addition, the Predecessor may either pay or receive margin based upon exposure with counterparties. Payments made by the Predecessor are included in other current assets, whereas payments received by the Predecessor are included in accrued liabilities in the Consolidated Balance Sheets.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The Predecessor enters into some master netting arrangements to mitigate credit risk with significant counterparties. Master netting arrangements are standardized contracts that govern all specified transactions with the same counterparty and allow the Predecessor to terminate all contracts upon occurrence of certain events, such as a counterparty’s default. The Predecessor has elected not to offset the fair value of its derivatives, even where these arrangements provide the right to do so.

All commodity derivative instruments are recorded at fair value in the Predecessor’s Consolidated Balance Sheets with associated gains and losses recorded in earnings as cost of products sold in the Consolidated Statements of Operations. See Note 16. The Predecessor believes there is no significant credit risk related to its derivative instruments which are transacted through counterparties meeting established credit and collateral criteria.

The Predecessor does not offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against the fair value of derivative instruments executed with the same counterparty under the same master netting arrangement. The Predecessor had no right to reclaim or obligation to return cash collateral as of December 31, 2012 or 2011.

Interest Rate Derivatives

The Predecessor manages its exposure to variable LIBOR borrowings by using interest rate swaps to convert a portion of its variable rate debt to fixed rates. These interest rate swaps are designated as cash flow hedges and the effective portion of changes in fair value of the swaps are included as a component of comprehensive income and accumulated other comprehensive loss, net of tax, in the Consolidated Statements of Comprehensive (Loss) Income and in the Consolidated Balance Sheets, respectively. The ineffective portion of the changes in fair value of the swaps, which was not material, is recorded currently in earnings.

To designate a derivative as a cash flow hedge, the Predecessor documents at inception the assessment that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. The assessment, updated at least quarterly, is based on the most recent relevant historical correlation between the derivative and the item hedged. If during the term of the derivative, the hedge is found to be less than highly effective, hedge accounting is prospectively discontinued and the remaining gains and losses are reclassified to income in the current period.

Market and Credit Risk

The Predecessor manages the risk of market fluctuations in the price and transportation costs of its commodities through the use of derivative instruments. The volatility of prices for energy commodities can be significantly influenced by market supply and demand, changes in seasonal demand, weather conditions, transportation availability, and federal and state regulations. The Predecessor monitors and manages its exposure to market risk on a daily basis in accordance with approved policies.

The Predecessor has a number of financial instruments that are potentially at risk including cash and cash equivalents, receivables and derivative contracts. The Predecessor’s primary exposure is credit risk related to its receivables and counterparty performance risk related to the fair value of derivative assets, which is the loss that may result from a customer’s or counterparty’s non-performance. The Predecessor uses credit policies to control credit risk, including utilizing an established credit approval process, monitoring customer and counterparty limits, employing credit mitigation measures such as analyzing customer financial statements, and accepting personal guarantees and various forms of collateral.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The Predecessor believes that its counterparties will be able to satisfy their contractual obligations. Credit risk is limited by the large number of customers and counterparties comprising the Predecessor’s business and their dispersion across different industries.

The Predecessor’s cash is in demand deposit and other short-term investment accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Predecessor has not experienced any losses on such accounts.

Fair Value Measurements

The Predecessor’s derivative instruments are recorded at fair value, with changes in fair value recognized in net income or other comprehensive income each period as appropriate. The Predecessor’s fair value measurements are determined using the market approach and include non-performance risk and time value of money considerations. Counterparty credit is considered for receivable balances, and the Predecessor’s credit is considered for payable balances.

The Predecessor determines fair value in accordance with Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement” which established a hierarchy for the inputs used to measure the fair value of financial assets and liabilities based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using significant unobservable inputs (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value is based on the lowest significant input level within this fair value hierarchy.

Details on the methods and assumptions used to determine the fair values are as follows:

Fair value measurements based on Level 1 inputs: Measurements that are most observable and are based on quoted prices of identical instruments obtained from the principal markets in which they are traded. Closing prices are both readily available and representative of fair value. Market transactions occur with sufficient frequency and volume to assure liquidity.

Fair value measurements based on Level 2 inputs: Measurements derived indirectly from observable inputs or from quoted prices from markets that are less liquid are considered Level 2. Measurements based on Level 2 inputs include over-the-counter derivative instruments that are priced on an exchange traded curve, but have contractual terms that are not identical to exchange traded contracts. The Predecessor utilizes fair value measurements based on Level 2 inputs for its fixed forward contracts, over-the-counter commodity price swaps, interest rate swaps and forward currency contracts.

Fair value measurements based on Level 3 inputs: Measurements that are least observable are estimated from significant unobservable inputs determined from sources with little or no market activity for comparable contracts or for positions with longer durations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments which are readily convertible into cash and have maturities of three months or less when purchased.

Inventories

The Predecessor’s inventories are valued at the lower of cost or market. Cost is primarily determined using the first-in, first-out method, except for the Predecessor’s Canadian subsidiary, which uses the weighted average

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

method. Inventory consists of petroleum products, natural gas, asphalt and coal. The Predecessor uses derivative instruments, primarily futures, forwards and swaps, to economically hedge substantially all of its inventory.

Property, Plant and Equipment, Net

Property, plant and equipment, net are recorded at historical cost. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Information technology equipment and software	3 to 7 years
Furniture and fixtures	5 to 10 years
Plant, machinery and equipment	5 to 30 years
Building and leasehold improvements	10 to 25 years

Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Costs and related accumulated depreciation of properties sold or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are recorded at that time.

Long-lived Assets

The Predecessor evaluates the carrying value of its property, plant and equipment and certain intangible assets for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable based on estimated future undiscounted cash flows. Future cash flow projections include assumptions of future sales levels, the impact of cost reduction programs, and the level of working capital needed to support each business. To the extent the carrying amount is not recoverable based on undiscounted cash flows, the amount of impairment is measured by the difference between the carrying value and the fair value of the asset. During the year ended December 31, 2012, the Predecessor recorded an impairment of $0.5 million in connection with a terminal closure. No impairment charges were recorded for the years ended December 31, 2011 and 2010.

Purchase Price Allocation

The Predecessor has made a number of acquisitions in the past and may continue to make acquisitions in the future. The Predecessor allocates the cost of the acquired entity to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. Long lived assets (principally property, plant and equipment and goodwill) generally represent large components of these acquisitions. In addition to goodwill, significant intangible assets acquired have included customer relationships and non-compete agreements. Goodwill is calculated as the excess of the cost of the acquired entity over the net of the fair value of the assets acquired and the liabilities assumed. Customer relationships and non-compete agreements are valued based on an excess earnings or income approach based on projected cash flows.

Other assets acquired and liabilities assumed typically include, but are not limited to, inventory, accounts receivable, accounts payable and other working capital items. Because of their short-term nature, the fair values of these other assets and liabilities generally approximate the book values on the acquired entities’ balance sheets.

Goodwill

Goodwill is not amortized but tested for impairment at the reporting unit level, at least annually (as of October 31 each year), by determining the fair value of the reporting unit and comparing it to its carrying value.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The Predecessor assesses the fair value of its reporting units based on a discounted cash flow valuation model (Level 3 measurement). The key assumptions used are discount rates and growth rates, applied to cash flow projections. These assumptions contemplate business, market and overall economic conditions.

In performing the discounted cash flow analysis, the Predecessor used a range of discount rate assumptions to evaluate the sensitivity on the fair values resulting from the discounted cash flow valuation. After applying the discounted cash flow methods to measure the fair value of its reporting units, including the consideration of reasonably likely adverse changes in the rates and assumptions described above, the Predecessor determined that there have been no goodwill impairments to date.

Intangibles and Other Assets, Net

Intangibles and other assets, net consist of intangible assets with finite lives, including deferred debt issuance costs, customer relationships, covenants not to compete and technology. Intangibles and other assets are amortized over their respective estimated useful lives. The Predecessor evaluates its intangible and other long-lived assets for impairment when indicators are present.

Income Taxes

The Predecessor is not a separate taxable entity for U.S. federal and certain state income tax purposes and its results are included in the consolidated U.S. federal and certain state income tax returns of Lexa International Corporation, which is the sole shareholder of the Parent. Income tax provisions and benefits, related tax payments, and current and deferred tax balances have been prepared as if the Predecessor operated as a stand-alone taxpayer for all periods presented in accordance with the tax sharing agreement between the Predecessor and the Parent. Under the tax sharing agreement, the Predecessor is obligated to pay federal and certain state taxes to the Parent. In the event that the Parent does not have a consolidated liability for federal or certain state taxes, the Predecessor is not obligated to pay the Parent for such taxes and all such amounts are reflected as capital contributions.

Income taxes are provided using the asset and liability method prescribed by ASC 740, “Income Taxes.” Under this method, income taxes (e.g., deferred tax assets, deferred tax liabilities and taxes currently payable and tax expense) are recorded based on amounts refundable or payable in the current year and include the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred taxes are measured by applying currently enacted tax rates. The Predecessor establishes a valuation allowance for deferred tax assets when it is more likely than not that these assets will not be realized.

The Predecessor recognizes the financial statement effect of a tax position only when management believes that it is more likely than not, that based on the technical merits, the position will be sustained upon examination. The Predecessor classifies interest and penalties associated with uncertain tax positions as income tax expense.

Foreign Currency

The functional currency of the Predecessor’s foreign subsidiary, Sprague Energy Canada Ltd., which owns the ownership interests in Kildair, is the Canadian dollar. All balance sheet asset and liability accounts of the Predecessor’s foreign subsidiary are translated to U.S. dollars using rates of exchange in effect at the balance sheet dates, and its results of operations are translated using average exchange rates for the relevant period. Resulting translation adjustments are recorded as a component of member’s equity in accumulated other comprehensive loss.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Sprague Energy Canada Ltd. and its wholly-owned subsidiary Kildair, convert receivables and payables denominated in other than their functional currency at the exchange rate as of the balance sheet date. Kildair utilizes forward currency contracts to manage its exposure to currency fluctuations of certain of its transactions that are denominated in U.S. dollars. These forward currency exchange contracts are recorded at fair value at the balance sheet date and changes in fair value are recognized in net income as these forward currency contracts have not been designated as hedges. For the year ended December 31, 2012, transaction exchange gains or losses, except for certain transaction gains or losses related to intercompany receivable and payables, amounted to a loss of $1.4 million, the majority of which is recorded in cost of products sold in the Consolidated Statements of Operations. The Predecessor’s transaction exchange gains or losses were not significant for the years ended December 31, 2011 and 2010.

Transaction gains and losses related to intercompany receivables and payables not anticipated to be settled in the foreseeable future are excluded from the determination of net income and are recorded as a translation adjustment to accumulated other comprehensive (loss) income as a component of member’s equity.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, “Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which amends ASC 220, “Comprehensive Income.” The amended guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. Additionally, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amended guidance does not change the current requirements for reporting net income or other comprehensive income. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this ASU is not expected to have a significant impact on the Predecessor’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross and net information about these instruments. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Predecessor is evaluating the impact the adoption of this ASU will have on the disclosures within its consolidated financial statements.

2.	Kildair

Prior to October 1, 2012

In October 2007, the Predecessor purchased a 50% equity interest in Kildair for $38.7 million. The share purchase agreement provided for the Predecessor to acquire the remaining 50% of Kildair in 2012, subject to terms and conditions within the discretion of the Predecessor, for an additional $27.5 million Canadian plus a potential earn-out payment if EBITDA over the five year period exceeded $55.0 million Canadian. The difference between the acquisition cost and the fair value of net assets acquired in October 2007 of $13.2 million was allocated to various assets and liabilities based on their respective fair values with amortization recorded over the useful lives of the assets or liabilities that gave rise to the difference. From October 2007 through September 30, 2012 the investment in Kildair was accounted for using the equity method of accounting and the Predecessor’s share of its results was recorded as equity in net (loss) income of foreign affiliate in the Consolidated Statements of Operations.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Summary financial information for Kildair, not adjusted for the percentage of ownership held by the Predecessor, follows:

As of December 31,
2011
Current assets	$150,723
Noncurrent assets	54,202
Current liabilities	76,461
Noncurrent liabilities	35,297

	From January 1, 2012 through September 30, 2012	For the Years Ended December 31,
		2011	2010
Net sales	418,203	$633,099	$475,062
Gross profit	13,571	36,460	12,943
Income (loss) from operations	1,865	15,200	(565)
Net (loss) income	(1,417)	7,470	(3,245)

The Predecessor’s equity share of earnings from its investment in Kildair, which includes amortization of the excess of the fair value over the cost of the assets acquired, was a loss of $1.0 million net of tax, for the period from January 1, 2012 to September 30, 2012 and was income of $3.6 million net of tax and a loss of $2.1 million net of tax, for the years ended December 31, 2011 and 2010, respectively.

On or after October 1, 2012

On October 1, 2012 (the “acquisition date”), the Predecessor acquired control of Kildair by purchasing the remaining 50% equity interest. Since the acquisition date, the assets, liabilities and the results of operations of Kildair have been consolidated into the Predecessor’s Consolidated Financial Statements.

Kildair has 3.2 million barrels of storage capacity and an infrastructure that includes an asphalt plant, loading racks, testing laboratory and a marine dock on the St. Lawrence River. The purchase of this facility augments the Predecessor’s supply storage and marketing opportunities and provides new opportunities in asphalt marketing and expanded material handling.

The acquisition-date fair value transferred consisted of cash of $73.0 million (including an $8.7 million redemption of preferred shares) and the Predecessor’s previous 50% equity interest. The Predecessor recognized a gain of $1.5 million as a result of re-measuring to fair value its prior equity interest held before the business combination. The gain is calculated as the difference between the acquisition-date fair value ($57.0 million) and the book value immediately prior to the acquisition date ($55.5 million). The book value of the equity interest included currency translation adjustment balances in accumulated other comprehensive loss. The fair value was determined using valuation techniques including the discounted cash flow approach and the market multiple approach (enterprise value of earnings before interest, taxes, depreciation and amortization). The discounted cash flow approach incorporates assumptions including estimated future cash flows and a discount rate that reflects consideration of risk free rates as well as market risk.

The market multiple approach incorporates market information from comparable companies. The gain, which resulted in no income tax expense, is included in gain on acquisition of business in the Consolidated Statements of Operations.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Accounts receivable	$47,050
Inventory	126,796
Other current assets	24,255
Property, plant and equipment	71,943
Intangible assets	13,947

Total identifiable assets acquired	283,991

Current liabilities	54,975
Debt	92,370
Other liabilities	19,210
Contingencies	—

Total liabilities assumed	166,555

Net identifiable assets acquired	117,436
Goodwill	12,611

Net assets acquired	$130,047

The Predecessor determined the fair value of property, plant and equipment using the replacement cost approach and determined the fair value of intangible assets using income approaches that incorporated projected cash flows and relief from royalty methodologies. The Predecessor’s analysis of fair value factors indicated that for substantially all other assets and liabilities that book value approximated fair value.

The goodwill recognized is primarily attributable to Kildair’s assembled workforce, its reputation in Eastern Canada and the Northeast United States and the residual cash flow the Predecessor believes that it will be able to generate. None of the goodwill is expected to be deductible for income tax purposes.

The Predecessor recognized $0.3 million of acquisition related costs that were expensed in the current period and are included in selling, general and administrative expense in the accompanying Consolidated Statements of Operations.

The amount of net sales and loss of Kildair included in the Predecessor’s Consolidated Statements of Operations for the period from October 1, 2012 to December 31, 2012 are as follows:

For the period from October 1, 2012 to December 31, 2012
Net sales	$167,112
Net loss	(4,489)

The following represent the pro forma consolidated net sales and net (loss) income as if Kildair had been included in the consolidated results of the Predecessor for the entire years ended December 31, 2012 and 2011:

	For the Years Ended December 31,
	2012	2011
Net sales	$4,462,110	$4,430,526
Net (loss) income	(15,615)	29,419

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

These amounts have been calculated after applying the Predecessor’s accounting policies and adjusting the results of Kildair to reflect the additional cost of products sold and depreciation and amortization that would have been charged assuming the fair value adjustments to inventory and property, plant and equipment and intangible assets had been applied on January 1, 2012 and 2011, together with the consequential tax effects.

3.	Accumulated Other Comprehensive Loss, Net of Tax

Amounts included in accumulated other comprehensive loss, net of tax, consisted of the following:

	As of December 31,
	2012	2011
Change in fair value of interest rate swaps, net of tax	$(4,265)	(5,658)
Cumulative foreign currency translation loss adjustment	(1,308)	(300)

Accumulated other comprehensive loss, net of tax	$(5,573)	(5,958)

The cumulative foreign currency translation loss adjustment as of December 31, 2012 includes a cumulative loss of $0.8 million related to the conversion of intercompany advances not anticipated to be settled in the foreseeable future.

4.	Accounts Receivable, Net

	As of December 31,
	2012	2011
Accounts receivable, trade	$239,615	$228,928
Less allowance for doubtful accounts	(2,556)	(3,743)

Net accounts receivable, trade	237,059	225,185
Accounts receivable, other	14,187	2,156

Accounts receivable, net	$251,246	$227,341

Unbilled accounts receivable, included in accounts receivable, trade, at December 31, 2012 and 2011 were $38.0 million and $43.1 million, respectively. Unbilled receivables relate primarily to the delivery and sale of natural gas to customers in the current month. Such amounts are invoiced to the customer the following month when actual usage data becomes available.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

A reconciliation of the beginning and ending amount of allowance for doubtful accounts is as follows:

	Balance at Beginning of Period	Charged to Expense	Charged (to) From Another Account	Deductions	Balance at End of Period
Balance, December 31, 2012:
Deducted from asset accounts:
Allowance for doubtful accounts	$3,743	$591	$(844)	$934	$2,556
Allowance for notes receivable	2,269	—	844	266	2,847

Total	$6,012	$591	$—	$1,200	$5,403

Balance, December 31, 2011:
Deducted from asset accounts:
Allowance for doubtful accounts	$2,693	$1,783	$(342)	$391	$3,743
Allowance for notes receivable	2,191	(18)	342	246	2,269

Total	$4,884	$1,765	$—	$637	$6,012

Balance, December 31, 2010:
Deducted from asset accounts:
Allowance for doubtful accounts	$3,134	$591	$—	$1,032	$2,693
Allowance for notes receivable	1,673	575	—	57	2,191

Total	$4,807	$1,166	$—	$1,089	$4,884

Notes receivable, net of allowance, are included in intangible assets and other, net in the Predecessor’s Consolidated Balance Sheets.

5.	Inventories

	As of December 31,
	2012	2011
Petroleum and related products	$440,362	$391,469
Asphalt	25,867	—
Coal	4,355	7,085
Natural gas	2,012	2,656

Inventories	$472,596	$401,210

Due to changing market conditions, the Predecessor recorded a provision of $6.3 million and $5.3 million as of December 31, 2012 and 2011, respectively, to write-down petroleum and natural gas inventory to its net realizable value. These charges are included in cost of products sold in the Consolidated Statements of Operations. No such provision was necessary in 2010.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

6.	Other Current Assets

	As of December 31,
	2012	2011
Margin deposits with brokers	$20,766	$17,675
Prepaid petroleum products	4,473	7,766
Deferred offering costs (see Note 19)	—	6,477
Loan to foreign affiliate	—	1,965
Income tax receivable	3,853	814
Other	3,766	3,061

Other current assets	$32,858	$37,758

7.	Property, Plant and Equipment, Net

	As of December 31,
	2012	2011
Plant, machinery, furniture and fixtures	$258,678	$189,101
Buildings and leasehold improvements	13,632	12,329
Land and land improvements	21,929	17,956
Construction in progress	919	1,147

Property, plant and equipment, gross	295,158	220,533

Less: accumulated depreciation	(118,078)	(109,790)

Property, plant and equipment, net	$177,080	$110,743

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $10.7 million, $9.4 million and $9.1 million, respectively.

Property, plant and equipment include the following amounts for capital leases:

	As of December 31,
	2012	2011
Plant, machinery, furniture and fixtures	$16,353	$12,799
Buildings and leasehold improvements	4,281	4,281
Land and land improvements	251	251

Capital leased assets, gross	20,885	17,331

Less: accumulated amortization	(5,808)	(4,948)

Capital leased assets, net	$15,077	$12,383

Amortization expense on capital leased assets for the years ended December 31, 2012, 2011 and 2010 was $0.9 million, $0.7 million and $0.7 million, respectively.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

8.	Intangible and Other Assets, Net

	As of December 31,
	2012	2011
Intangible assets, net	$14,588	$1,694
Deferred debt issuance costs	4,749	7,477
Other	1,435	1,448

Intangible and other assets, net	$20,722	$10,619

Intangible Assets

	As of December 31, 2012
	Remaining Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	7-15	$14,878	$3,947	$10,931
Other	5-10	3,931	274	3,657

Intangible assets, net		$18,809	$4,221	$14,588

	As of December 31, 2011
	Remaining Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	1-14	$5,000	$3,306	$1,694

The Predecessor recorded amortization expense related to intangible assets of $0.9 million, $0.4 million and $0.4 million during the years ended December 31, 2012, 2011 and 2010, respectively. The amortization of intangible assets is recorded in depreciation and amortization expense in the accompanying Consolidated Statements of Operations.

During the year ended December 31, 2012, the Predecessor acquired intangible assets consisting of $9.9 million of customer relationships and $4.0 million of other intangibles in connection with the Kildair acquisition. See Note 2.

Amortization of intangible assets is calculated by the sum-of-the-years’-digits method over the periods of expected benefit. The Predecessor believes the sum-of-the-years’-digits method of amortization properly reflects the timing of the recognition of the economic benefits realized from its intangible assets. The estimated future annual amortization expense of intangible assets for the years ending December 31, 2013, 2014, 2015, 2016 and 2017 is $2.8 million, $2.4 million, $2.0 million, $1.7 million and $1.4 million, respectively. As acquisitions and dispositions occur in the future, these amounts may vary.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Deferred	Debt Issuance Costs

The Predecessor recorded amortization expense related to deferred debt issuance costs of $3.1 million, $3.0 million and $3.5 million during the years ended December 31, 2012, 2011 and 2010, respectively. The amortization of deferred debt issuance costs is recorded in interest expense in the accompanying Consolidated Statements of Operations.

9.	Accrued Liabilities

	As of December 31,
	2012	2011
Customer prepayments and deposits	$18,485	$13,409
Accrued wages and benefits	8,061	11,187
Accrued product costs	7,573	4,889
Other	14,830	11,744

Accrued liabilities	$48,949	$41,229

10.	Debt

	As of December 31,
	2012	2011
Current debt
Credit agreement	$254,060	$235,861
Credit agreement—Canadian subsidiary	35,183	—
Unsecured debt	25,000	—
Term debt—Canadian subsidiary	2,833	—
Other	110	—

Current debt	317,186	235,861

Long-term debt
Credit agreement	210,640	284,839
Term debt—Canadian subsidiary	21,245	—
Other	122	—

Long-term debt	232,007	284,839

Total debt	$549,193	$520,700

The following table summarizes the future annual payments for credit agreements, unsecured debt, term debt and other debt obligations as of December 31, 2012:

	Credit Agreements	Unsecured Debt	Term Debt and Other	Total
2013	$289,243	$25,000	$2,943	$317,186
2014	210,640	—	21,335	231,975
2015 and thereafter	—	—	32	32

	$499,883	$25,000	$24,310	$549,193

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Credit Agreement

The Predecessor’s revolving credit agreement (the “Credit Agreement”) was refinanced in May 2010 and has a maturity date of May 28, 2014. The Credit Agreement is secured by substantially all of the Predecessor’s assets and includes a $625.0 million working capital facility used to fund working capital and letters of credit and a $175.0 million acquisition facility. Borrowings under the Credit Agreement bear interest based on LIBOR, plus a specified margin, which is a function of the utilization of the Credit Agreement. The weighted average interest rate at December 31, 2012 and 2011 was 3.4% and 3.3%, respectively. The current portion of the Credit Agreement at December 31, 2012 and 2011 represents the amount the Predecessor intends to repay during the following twelve month period.

As of December 31, 2012 and 2011, working capital facility borrowings were $347.3 million and $450.0 million, respectively, and outstanding letters of credit were $92.0 million and $23.2 million, respectively. The working capital facility is subject to borrowing base reporting and as of December 31, 2012 and 2011, had a borrowing base of $529.3 million and $602.5 million, respectively. As of December 31, 2012, excess availability under the working capital facility was $90.0 million.

As of December 31, 2012 and 2011, acquisition line borrowings were $117.4 million and $70.7 million, respectively. As of December 31, 2012, excess availability under the acquisition facility was $57.6 million.

The Credit Agreement contains certain restrictions and covenants among which are a minimum level of net working capital and tangible net worth, limitation on the incurrence of indebtedness and fixed charge coverage and funded debt leverage ratios. The Credit Agreement limits the Predecessor’s ability to make distributions in the event of defaults as defined in the Credit Agreement. As of December 31, 2012, the Predecessor was in compliance with these financial covenants.

Credit Agreement—Canadian Subsidiary

The Predecessor’s Canadian subsidiary utilizes a revolving credit agreement (the “Canadian Credit Agreement”) that has a maturity date of April 30, 2013, and is secured by substantially all of the Canadian subsidiary’s assets. The Canadian Credit Agreement is used to fund working capital, letters of credit and letters of guarantee for an amount up to $138.0 million. Amounts can be borrowed in either U.S. or Canadian dollars. The loan bears interest at prime rate plus 1.25% or the bank’s cost of funds plus 2.75% and is renewable annually. The weighted average interest rate at December 31, 2012 was 4.5%.

The Canadian Credit Agreement is subject to borrowing base reporting and as of December 31, 2012, had a borrowing base of $89.1 million, an outstanding balance of $35.2 million and excess availability of $53.9 million.

The terms of the Canadian Credit Agreement require the Canadian subsidiary to maintain specific levels of working capital, total liabilities to equity ratio, maintenance of a fixed charge coverage ratio, a limit on capital expenditures and a maximum net position for products consisting of fuel, light and heavy oil. Furthermore, the Canadian subsidiary is restricted in its ability to pay a dividend if such dividend would place them in default on any of the aforementioned covenants. The Predecessor has entered into an undertaking with the Canadian Credit Agreement lenders whereby in the event of noncompliance with certain of these covenants the Predecessor will advance to the Canadian subsidiary up to $20.0 million in the form of subordinated notes to satisfy any such deficiency. As of December 31, 2012, the Predecessor had advanced $10.4 million under this undertaking and as a result the Canadian subsidiary was in compliance with these financial covenants.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Unsecured Debt

During September, 2012, the Predecessor borrowed $25.0 million of unsecured debt bearing interest at LIBOR (0.2% at December 31, 2012) plus 4.0%. The unsecured debt is owed to a third-party financial institution and matures in September 2013. There was no unsecured debt outstanding at December 31, 2011.

Term Debt—Canadian Subsidiary

The Predecessor’s Canadian subsidiary has a term loan outstanding that is payable in monthly installments of approximately $0.2 million with a final maturity of $20.1 million due in June 2014. Interest is payable at the Canadian prime rate (3.0% at December 31, 2012) plus 2.2%. The term loan is secured by the assets of the Canadian subsidiary.

11.	Related Party Transactions

The Parent charged the Predecessor $1.3 million for each of the years ended December 31, 2012, 2011 and 2010 for oversight and monitoring of the Predecessor. Such amounts are included in selling, general and administrative expense. Intercompany activities are settled monthly and do not bear interest. There are no material intercompany accounts receivable or intercompany accounts payable balances outstanding with the Parent as of December 31, 2012 and 2011. In 2012 and 2011, the Predecessor made distributions to the Parent of $26.9 million and $26.0 million, respectively, as permitted by the Credit Agreement.

The Predecessor participates in certain of the Parent’s pension and other benefit plans (see Note 14) and also has a tax sharing agreement with the Parent (see Note 13).

12.	Other Liabilities

	As of December 31,
	2012	2011
Port Authority terminal obligations	$9,381	$10,050
Postretirement benefit obligations	4,667	4,405
Environmental abatement obligation	2,643	2,643
Other	2,517	2,334

Other liabilities	$19,208	$19,432

The Port Authority terminal obligations represent long-term obligations of the Predecessor to a third party that constructed dock facilities at the Predecessor’s Searsport, Maine terminal. These amounts will be repaid by future wharfage fees incurred by the Predecessor for the use of these facilities. The short-term portion of these obligations of $0.7 million at both December 31, 2012 and 2011 is included in accrued liabilities and represents an estimate of the expected future wharfage fees for the ensuing year. The Predecessor has exclusive rights to the use of the dock facilities through a license and operating agreement (“License Agreement”), which expires in 2033. The License Agreement provides the Predecessor the option to purchase the dock facilities at any time at an amount equal to the remaining license fees due. The related dock facilities assets are treated as a capital lease and are included in property, plant and equipment.

Postretirement benefit obligations are comprised of actuarially determined postretirement healthcare, life insurance and other postretirement benefits. See Note 14.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The environmental abatement obligation is undiscounted and relates to an agreement that was assumed as part of the acquisition of an oil terminal in New Bedford, Massachusetts in 2005. Based on the agreement, the Predecessor is obligated to perform certain environmental abatement activities on or before December 28, 2017. This liability is being distributed to Sprague Holdings in connection with the planned offering by Sprague Resources.

13.	Income Taxes

The income tax (benefit) provision attributable to operations is summarized as follows:

	For the Years Ended December 31,
	2012	2011	2010
Current
U.S. federal income tax	$2,272	$7,906	$2,863
State and local income taxes	1,273	3,022	1,410
Foreign income taxes	(952)	1	10

Total current income tax provision	2,593	10,929	4,283

Deferred
U.S. federal income tax	(3,576)	4,445	4,637
State and local income taxes	(890)	1,262	1,368
Foreign income taxes	(923)	—	—

Total deferred income tax (benefit) provision	(5,389)	5,707	6,005

Total income tax (benefit) provision	$(2,796)	$16,636	$10,288

U.S. and international components of (loss) income before income taxes and equity in net (loss) income of foreign affiliate were as follows:

	For the Years Ended December 31,
	2012	2011	2010
U.S.	$(8,389)	$42,586	$28,132
Foreign	(6,229)	—	—

Total (loss) income before income taxes and equity in net (loss) income of foreign affiliate	$(14,618)	$42,586	$28,132

Reconciliations of the statutory U.S. federal income tax to the effective income tax for operations are as follows:

	For the Years Ended December 31,
	2012	2011	2010
Statutory U.S. federal income tax at 35%	$(5,116)	$14,905	$9,846
State and local income taxes, net of federal tax	250	2,785	1,801
Foreign earnings	(1,305)	—	(1,750)
Transaction costs	2,663	—	—
Other, including non-recurring items	712	(1,054)	391

Total income tax (benefit) provision	$(2,796)	$16,636	$10,288

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The components of the deferred tax assets (liabilities) are as follows:

	As of December 31,
	2012	2011
Deferred tax assets (liabilities)

Current
Bad debts	$966	$1,409
Inventories	10,355	2,904
Compensation	1,832	3,355
Other	1,105	1,347

Current	14,258	9,015

Non-current
Depreciation and amortization	(49,093)	(28,122)
Interest rate swaps	2,867	3,803
Other temporary differences, net	4,059	1,741
Valuation allowance	(369)	—

Non-current	(42,536)	(22,578)

Net deferred tax liabilities	$(28,278)	$(13,563)

The Predecessor has not recognized deferred income taxes on the undistributed earnings of Sprague Energy Canada Ltd., of approximately $62.6 million because the Predecessor expects to indefinitely reinvest these earnings in operations outside of the U.S. Upon repatriation of those earnings, in the form of dividends or otherwise, the Predecessor could be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and Canadian withholding taxes of approximately $5.4 million.

At December 31, 2012, the Predecessor had foreign net operating loss carryforwards of approximately $2.6 million, which expire in 2032. The Predecessor has recorded a valuation allowance against certain foreign net operating losses and certain foreign deferred tax assets because it has determined that it is not more likely than not that the deferred tax assets will be realized.

The Predecessor is not a separate taxable entity for U.S. federal and certain state income tax purposes and its results are included in the consolidated U.S. federal and certain state income tax returns of Lexa International Corporation, which is the sole stockholder of the Parent. Income tax provisions and benefits, related tax payments, and current and deferred tax balances have been prepared as if the Predecessor operated as a stand-alone taxpayer for all periods presented in accordance with the tax sharing agreement between the Predecessor and the Parent. Under the tax sharing agreement, the Predecessor is obligated to pay federal and certain state taxes to the Parent. In the event that the Parent does not have a consolidated liability for federal or certain state taxes, the Predecessor is not obligated to pay the Parent for such taxes and all such amounts are reflected as capital contributions. For the years ended December 31, 2012, 2011 and 2010, the Predecessor received $2.2 million, $7.9 million and $4.0 million, respectively, of non-cash capital contributions from its Parent under the tax sharing agreement.

With respect to the consolidated U.S. federal return filed by Lexa International Corporation, the statute of limitations for assessment by the Internal Revenue Service (“IRS”) is closed for tax years ending prior to December 31, 2009, and for state tax authorities is closed for years prior to December 31, 2008, although

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

carryforward attributes that were generated prior to tax year 2009 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. In 2010, the IRS finalized an examination of Lexa International’s U.S. income tax returns for 2006, 2007, and 2008. As a result of the IRS settlement, the reserve for uncertain tax benefits decreased by $1.7 million including federal and state income taxes, as well as interest and penalties.

The Predecessor is subject to income taxes in Canada and the Canadian provinces. Certain jurisdictions remain subject to examination for tax years 2008 and forward.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Balance at January 1	$191	$219	$1,863
Additions related to current year	—	—	—
Additions related to prior years positions	143	4	27
Reductions related to prior years positions	—	(32)	—
Settlements with taxing authorities	—	—	(1,671)

Balance at December 31	$334	$191	$219

As of December 31, 2012, the Predecessor’s reserve for uncertain tax positions amounted to $0.3 million including interest and penalties. This balance is not expected to reverse during the next 12 months. The Predecessor recognizes accrued interest and penalties related to unrecognized tax benefits in the income tax provision. It is the Parent’s policy not to charge the Predecessor for interest with respect to tax liabilities which will be settled as capital contributions in accordance with the tax sharing agreement. During the years ended December 31, 2012, 2011 and 2010, the interest and penalties recognized by the Predecessor were immaterial.

14.	Retirement Plans

Pension Plans

The Predecessor participates in a noncontributory defined benefit pension plan, the Axel Johnson Inc. Retirement Plan (the “Plan”), sponsored by the Parent. Benefits under the Plan were frozen as of December 31, 2003, and are based on a participant’s years of service and compensation through December 31, 2003. The Plan’s assets are invested principally in equity and fixed income securities. The Parent’s policy is to satisfy the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Predecessor also participates in an unfunded pension plan, the Axel Johnson Inc. Retirement Restoration Plan, for employees whose benefits under the defined benefit pension plan were reduced due to limitations under federal tax laws. Benefits under this plan were frozen as of December 31, 2003. The Predecessor has accrued $1.2 million and $1.1 million for its portion of the unfunded Retirement Restoration Plan as of December 31, 2012 and 2011, respectively.

Both the Plan and the Retirement Restoration Plan are administered by the Parent. The Parent charges the Predecessor for the costs of these benefits based on the Predecessor’s calculated portion of the expenses under these plans. Charges related to these employee benefit plans were $1.2 million, $0.7 million and $0.4 million during the years ended December 31, 2012, 2011 and 2010, respectively.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Eligible employees also receive a defined contribution retirement benefit generally equal to a defined percentage of their eligible compensation. This contribution by the Predecessor to employee accounts in Axel Johnson Inc.’s Thrift and Defined Contribution Plan is in addition to any Predecessor match on 401(k) contributions that employees currently choose to make. The Predecessor made total 401(k) contributions of $3.1 million, $3.0 million and $3.0 million during the years ended December 31, 2012, 2011 and 2010, respectively.

Other Postretirement Benefits

The Parent and some of its subsidiaries, which include the Predecessor, have a number of health care and life insurance benefit plans covering eligible employees who reach retirement age while working for the Parent. The plans are not funded. In general, employees hired after December 31, 1990, are not eligible for postretirement health care benefits. The Predecessor has accrued $3.7 million and $3.6 million at December 31, 2012 and 2011, respectively, and has recorded postretirement expense of $0.5 million, $0.5 million and $0.5 million during the years ended December 31, 2012, 2011 and 2010, respectively, related to these plans.

15.	Segment Reporting

The Predecessor is a wholesale and commercial distributor engaged in the purchase, storage, distribution and sale of refined products and natural gas, and also provides storage and handling services for a broad range of materials. The Predecessor has four reporting operating segments that comprise the structure used by the chief operating decision makers (CEO and COO) to make key operating decisions and assess performance. These segments are refined products, natural gas, materials handling and other activities. Segment information of Kildair has been included since the acquisition date of October 1, 2012.

The Predecessor’s refined products segment purchases a variety of refined products, such as heating oil, diesel fuel, residual fuel oil, asphalt, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to its customers. The Predecessor has wholesale customers who resell the refined products they purchase from the Predecessor and commercial customers who consume the refined products they purchase from the Predecessor. The Predecessor’s wholesale customers consist of home heating oil retailers and diesel fuel and gasoline resellers. The Predecessor’s commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies, hospitals and educational institutions.

The Predecessor’s natural gas segment purchases, sells and distributes natural gas to commercial and industrial customers in the Northeast and Mid-Atlantic states. The Predecessor purchases natural gas from natural gas producers and trading companies.

The Predecessor’s materials handling segment offloads, stores, and/or prepares for delivery a variety of customer-owned products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. These services are fee-based activities which are generally conducted under multi-year agreements.

The Predecessor’s other activities include the purchase, sale and distribution of coal and commercial trucking activities unrelated to its refined products segment. Other activities are not reported separately as they represent less than 10% of consolidated net sales and adjusted gross margin.

During the year ended December 31, 2012, the Predecessor changed its segment reporting to include its coal marketing activity in the other category rather than as materials handling. All prior period segment disclosures

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

for revenue and adjusted gross profit have been reclassified to include coal marketing as other activity. The impact of these changes to the materials handling segment was to reduce revenue by $12.5 million and $19.2 million for the years ended December 31, 2011 and 2010, respectively, and decrease adjusted gross margin by $1.4 million and $2.8 million for the years ended December 31, 2011 and 2010, respectively.

The Predecessor evaluates segment performance based on adjusted gross margin, which is gross margin excluding unrealized hedging gains and losses, before allocations of corporate, terminal and trucking operating costs, depreciation, amortization, and interest. Based on the way the business is managed, it is not reasonably possible for the Predecessor to allocate the components of operating costs and expenses among the operating segments. There were no significant intersegment sales for any of the years presented below.

During the year ended December 31, 2012, the Predecessor changed its segment reporting to exclude unrealized hedging gains and losses on natural gas transportation contracts in the adjusted gross margin of the natural gas segment. Although the Predecessor has consistently entered into natural gas transportation hedge contracts, the unrealized hedging gains and losses had previously not been excluded as these amounts had not been significant. All prior period segment disclosures have been reclassified to exclude unrealized hedging gains and losses on natural gas transportation contracts in determining natural gas adjusted gross margin. The impact of these changes to the natural gas segment was to decrease adjusted gross margin by $1.0 million and $0.3 million for the year ended December 31, 2011 and 2010, respectively. There was no net effect on previously reported overall gross margins.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Summarized financial information for the Predecessor’s reportable segments for the years ended December 31 is presented in the table below:

	For the Years Ended December 31,
	2012	2011	2010
Net Sales:
Refined products	$3,757,859	$3,456,284	$2,427,338
Natural gas	242,006	300,223	343,168
Materials handling	32,536	28,459	27,494
Other	11,506	12,461	19,191

Net Sales	$4,043,907	$3,797,427	$2,817,191

Adjusted gross margin(1):
Refined products	$77,480	$97,031	$99,746
Natural gas	26,844	22,710	6,238
Materials handling	32,320	28,371	27,490
Other	2,788	1,370	2,768

Adjusted gross margin	139,432	149,482	136,242

Reconciliation to gross margin (2):
Unrealized hedging (loss) gain on inventory	(227)	8,252	4,382
Unrealized hedging (loss) gain on natural gas transportation contracts	(17,650)	976	266

Gross margin	121,555	158,710	140,890

Operating costs and expenses not allocated to operating segments:
Operating expenses	47,054	42,414	41,102
Selling, general and administrative	46,449	46,292	40,625
Write-off of deferred offering costs	8,931	—	—
Depreciation and amortization	11,665	10,140	10,531

Total operating costs and expenses	114,099	98,846	92,258

Operating income	7,456	59,864	48,632
Gain on acquisition of business	1,512	6,016	—
Other (expense) income	(160)	—	894
Interest income	534	755	503
Interest expense	(23,960)	(24,049)	(21,897)
Income tax benefit (provision)	2,796	(16,636)	(10,288)
Equity in net (loss) income of foreign affiliate	(1,009)	3,622	(2,123)

Net (loss) income	$(12,831)	$29,572	$15,721

(1)	Adjusted gross margin is a non-GAAP financial measure used by management and external users of the Predecessor’s consolidated financial statements to assess the Predecessor’s economic results of operations and its market value reporting to lenders.
(2)	Reconciliation of adjusted gross margin to gross margin, a comparable GAAP measure.

The Predecessor had no single customer whose revenue was greater than 10% of total net sales for the years ended December 31, 2012, 2011 and 2010, respectively. The Predecessor’s foreign sales, primarily sales of refined products, asphalt and natural gas to its customers in Canada, were $96.6 million for the year ended December 31, 2012. The Predecessor’s foreign sales were not significant for the years ended December 31, 2011 and 2010, respectively.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Segment Assets

Due to the comingled nature and uses of the Predecessor’s fixed assets, the Predecessor does not track its fixed assets between its refined products and materials handling operating segments or its other activities. There are no significant fixed assets attributable to the natural gas reportable segment.

The following table summarizes the changes in the carrying amount of goodwill:

Balance, December 31, 2010	$38,407
Acquisitions	—

Balance, December 31, 2011	$38,407

Kildair Acquisition	12,611
Other	(124)

Balance, December 31, 2012	$50,894

As of December 31, 2012, the allocation of Kildair’s goodwill to the refined products, materials handling and other segments is preliminary and will be finalized once additional information is obtained on relative operating segment fair values. The impact of the finalization of the allocation of Kildair’s goodwill to the operating segments is not expected to be material to the Predecessor’s segment reporting. Any change in goodwill amounts from foreign exchange translations are presented in “other” in the above table.

As of December 31, 2011 and 2010, goodwill for the refined products, natural gas and materials handling operating segments amounted to $29.2 million, $4.4 million and $4.8 million respectively.

Long-lived Assets

Long-lived assets classified by geographic location are as follows:

	As of December 31,
	2012	2011
United States	$152,927	$159,769
Canada	95,819	—

Total	$248,746	$159,769

16.	Financial Instruments and Off-Balance Sheet Risk

Cash, Cash Equivalents, Accounts Receivable and Debt

As of December 31, 2012 and 2011, the carrying amounts of cash, cash equivalents and accounts receivable approximated fair value because of the short maturity of these instruments. As of December 31, 2012 and 2011, the carrying value of the Predecessor’s debt approximated fair value due to the short-term maturity and variable interest nature of these instruments.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Derivative Instruments

The following table presents all financial assets and financial liabilities of the Predecessor measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	As of December 31, 2012
	Fair Value Measurement	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial assets:

Commodity fixed forwards	$30,235	$—	$30,235	$—
Commodity swaps and options	597	—	597	—

Commodity derivatives	30,832	—	30,832	—
Currency swaps	20	—	20	—

Total	$30,852	$—	$30,852	$—

Financial liabilities:

Commodity exchange contracts	$9	$9	$—	$—
Commodity fixed forwards	42,247	—	42,247	—
Commodity swaps and options	319	—	319	—

Commodity derivatives	42,575	9	42,566	—
Interest rate swaps	7,133	—	7,133	—
Currency swaps	245	—	245	—

Total	$49,953	$9	$49,944	$—

	As of December 31, 2011
	Fair Value Measurement	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial assets:

Commodity exchange contracts	$34	$34	$—	$—
Commodity fixed forwards	46,155	—	46,155	—
Commodity swaps and options	713	—	713	—

Commodity derivatives	46,902	34	46,868	—

Total	$46,902	$34	$46,868	$—

Financial liabilities:

Commodity exchange contracts	$15	$15	$—	$—
Commodity fixed forwards	23,095	—	23,095	—
Commodity swaps and options	923	—	923	—

Commodity derivatives	24,033	15	24,018	—
Interest rate swaps	9,461	—	9,461	—

Total	$33,494	$15	$33,479	$—

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Commodity Derivatives

The following table presents total realized and unrealized losses on derivative instruments utilized for commodity risk management purposes. Such amounts are included in cost of products sold in the Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Refined products contracts	$(7,238)	$(34,471)	$(22,773)
Natural gas contracts	(19,580)	(377)	(16,202)

Total	$(26,818)	$(34,848)	$(38,975)

Included in realized and unrealized losses on derivatives instruments above are realized and unrealized gains (losses) on discretionary trading activities as follows:

	2012	2011	2010
Refined products contracts	$2,317	$332	$1,717
Natural gas contracts	8	(652)	(6,016)

Total	$2,325	$(320)	$(4,299)

The following table presents the gross volume of commodity derivative instruments outstanding as of December 31, 2012 and 2011:

	As of December 31, 2012
	Refined Products (Barrels)	Natural Gas (MMBTUs)
Long contracts	7,844	94,443
Short contracts	(11,829)	(70,432)

	As of December 31, 2011
	Refined Products (Barrels)	Natural Gas (MMBTUs)
Long contracts	8,159	111,657
Short contracts	(11,174)	(87,372)

Interest Rate Derivatives

The Predecessor has entered into interest rate swaps to manage its exposure to changes in interest rates on its Credit Agreement. The Predecessor swaps the variable LIBOR interest rate payable under the Credit Agreement for fixed LIBOR interest rates. The Predecessor’s interest rates swaps hedge actual and forecasted LIBOR borrowings and have been designated as cash flow hedges. Counterparties to the Predecessor’s interest rate swaps are large multinational banks and the Predecessor does not believe there is a material risk of counterparty non-performance. At December 31, 2012 the Predecessor held eight interest rate swap agreements with a notional value of $245.0 million. The cash flow hedges at December 31, 2012, expire at various dates from January 2013 through January 2015.

There was no material ineffectiveness determined for the cash flow hedges for the years ended December 31, 2012, 2011 and 2010. Any ineffectiveness is recorded as interest expense in the Consolidated Statements of Operations.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The Predecessor records unrealized gains and losses on its interest rate swaps as a component of accumulated other comprehensive loss, net of tax, which is reclassified to earnings as interest expense when the payments are made. As of December 31, 2012, the amount of unrealized losses, net of tax, expected to be reclassified to earnings in 2013 was $3.0 million.

The following table presents the location of the gains and losses on derivative contracts designated as cash flow hedging instruments reported in the Consolidated Statements of Operations as other comprehensive loss (“OCL”) for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31, 2012
	Amount of Derivative Loss Recognized in OCL	Amount of Derivative Loss Reclassified From Accumulated OCL Into Income
Interest rate swaps	$1,815	$4,144

	For the Year Ended December 31, 2011
	Amount of Derivative Loss Recognized in OCL	Amount of Derivative Loss Reclassified From Accumulated OCL Into Income
Interest rate swaps	$6,888	$4,142

	For the Year Ended December 31, 2010
	Amount of Derivative Loss Recognized in OCL	Amount of Derivative Loss Reclassified From Accumulated OCL Into Income
Interest rate swaps	$7,041	$7,066

Currency Derivatives

At December 31, 2012, the Predecessor’s Canadian subsidiary has entered into a series of forward currency swaps that mature through February 2013. The contracts obligate the Canadian subsidiary to purchase approximately $52.0 million in U.S. dollars at exchange rates between 0.9797 and 0.9953. The U.S. to Canadian dollar exchange rate was 0.9921 at December 31, 2012.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

17.	Commitments and Contingencies

Capital Leases

The Predecessor holds leases for warehouse space, dock facilities, transportation equipment and other equipment, several of which are recorded as capital leases. At December 31, 2012 and 2011, the Predecessor had short-term capital lease obligations of $0.7 million and $0.2 million, respectively, and long-term capital lease obligations of $5.7 million and $3.5 million, respectively. These balances exclude the obligations related to its Searsport, Maine terminal. See Note 12. Capital lease repayments are due as follow:

Amount
2013	$1,067
2014	1,067
2015	1,067
2016	1,067
2017	997
Thereafter	3,281

Total	8,546
Less amounts representing interest at rates between 3.9% and 7.4%	(2,120)

Present value of net minimum capital lease payments	$6,426

Operating Leases

The Predecessor has leases for a refined products terminal, refined products storage, maritime charters, office and plant facilities, computer and other equipment for periods extending to 2029. Renewal options exist for a substantial portion of these leases. For operating leases, rental expense was $10.8 million, $12.3 million and $11.7 million for 2012, 2011 and 2010, respectively.

The following table summarizes the future annual payments for operating leases as of December 31, 2012:

Amount
2013	$6,711
2014	6,613
2015	6,189
2016	6,072
2017	3,216
Thereafter	15,094

Total	$43,895

Legal, Environmental and Other Proceedings

The Predecessor is involved in various lawsuits, other proceedings and environmental matters, all of which arose in the normal course of business. While it is impossible to determine the ultimate legal and financial liability with respect to certain contingent liabilities and claims, the Predecessor believes, based upon its examination of currently available information, its experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters will not have a material adverse impact on the Predecessor’s consolidated results of operations, financial position or cash flows.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

18.	Acquisition

On September 30, 2011, the Predecessor purchased an oil terminal in Rensselaer, New York for $3.4 million. In addition, the Predecessor purchased approximately $4.4 million of inventory that was stored at the terminal. The fair value of the identifiable assets acquired was $13.9 million which exceeded the purchase price. As a result, the Predecessor reassessed the identification, recognition and measurement of the identifiable assets and concluded that the valuation procedures and resulting measures were appropriate. Accordingly, the Predecessor recognized a gain of $6.0 million associated with the acquisition, which is included in gain on acquisition of business in the Consolidated Statements of Operations. The terminal has 0.6 million barrels of storage capacity, with 0.3 million barrels currently in service, and primarily handles distillate oil products. The purchase of this facility provides enhanced dock facilities and augments the Predecessor’s supply storage and petroleum marketing opportunities. The Predecessor believes that it was able to acquire the terminal for less than fair value of its assets because of the seller’s strategic intent to exit a non-core business operation. This acquisition has been accounted for as a business combination.

The following table presents the allocation of the $7.8 million purchase price to the fair value of the acquired assets and resulting gain on acquisition of business:

Assets purchased:

Inventories	$4,445
Land and improvements	1,750
Plant and equipment	7,666

Total fair value of assets purchased	13,861
Gain on acquisition of business	(6,016)

Total purchase price	$7,845

19.	Deferred Offering Costs—Initial Public Offering

The Predecessor had accumulated and deferred certain costs related to efforts to complete an initial public offering of limited partnership units. During the year ended December 31, 2012, the Predecessor delayed the plan for this public offering and as a result, deferred offering costs of $8.9 million were charged against earnings. The total charge included $6.5 million of offering costs previously deferred as of December 31, 2011, and $2.4 million of deferred offering costs incurred during the year ended December 31, 2012. The Predecessor retained no deferred offering costs on the accompanying Consolidated Balance Sheet as of December 31, 2012.

Sprague Operating Resources LLC (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

20.	Quarterly Financial Data (Unaudited)

Unaudited quarterly financial data is as follows:

	For the Year Ended December 31, 2012
	First	Second	Third	Fourth(1)	Total
Net sales	$1,268,200	$769,405	$703,694	$1,302,608	$4,043,907
Gross margin	38,421	31,408	13,204	38,522	121,555
Net income (loss)	950	6,315	(11,939)	(8,157)	(12,831)

	For the Year Ended December 31, 2011
	First	Second	Third(2)	Fourth	Total
Net sales	$1,265,816	$751,315	741,104	$1,039,192	$3,797,427
Gross margin	46,780	46,429	35,561	29,940	158,710
Net income (loss)	6,587	15,726	10,354	(3,095)	29,572

(1)	Net loss for the unaudited fourth quarter 2012 includes a gain of $1,512 related to an acquisition of a business (see Note 2) and a write-off of deferred costs of $ 8,931 (see Note 19).
(2)	Net income for the unaudited third quarter 2011 includes a gain of $6,016 related to an acquisition of a business (See Note 18).

21.	Subsequent Event

The Predecessor declared a dividend to the Predecessor’s sole member, as permitted by the Credit Agreement, on February 4, 2013, of $22.5 million that was paid on February 6, 2013.

Report of Independent Registered Public Accounting Firm

Sprague Resources GP LLC,

General Partner of Sprague Resources LP

We have audited the accompanying balance sheets of Sprague Resources LP (the Partnership), as of December 31, 2012 and 2011, and the related statements of comprehensive loss, cash flows and partners’ equity for the year ended December 31, 2012 and for the period from June 23, 2011 (date of inception) to December 31, 2011. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the year ended December 31, 2012 and for the period from June 23, 2011 (date of inception) to December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

July 22, 2013

Sprague Resources LP

Balance Sheets

	June 30, 2013	December 31, 2012	December 31, 2011
	(Unaudited)
Assets
Current assets:
Cash	$800	$800	$800

Total current assets	800	800	800

Total assets	$800	$800	$800

Liabilities and Partners’ equity
Total liabilities	$—	$—	$—

Partners’ equity:
Organizational limited partner	990	990	990
General partner	10	10	10
Accumulated deficit	(200)	(200)	(200)

Total partners’ equity	800	800	800

Total liabilities and partners’ equity	$800	$800	$800

The accompanying note is an integral part of these financial statements.

Sprague Resources LP

Statements of Comprehensive Loss

	Six Months Ended		Year Ended December 31, 2012	For the Period June 23, 2011 (Date of Inception) Through December 31, 2011
	June 30, 2013	June 30, 2012
	(Unaudited)
Net sales	$—	$—	$—	$—
Cost of products sold	—	—	—	—

Gross margin	—	—	—	—

Operating costs and expenses:
Operating expenses	—	—	—	200

Total operating costs and expenses	—	—	—	200

Operating loss	—	—	—	(200)

Income tax provision	—	—	—	—

Net loss and total comprehensive loss	$—	$—	$—	$(200)

The accompanying note is an integral part of these financial statements.

Sprague Resources LP

Statements of Cash Flows

	Six Months Ended June 30		Year Ended December 31, 2012	For the Period June 23, 2011 (Date of Inception) Through December 31, 2011
	2013	2012
	(Unaudited)
Cash flows from operating activities
Net loss	$—	$—	$—	$(200)

Net cash used in operating activities	—	—	—	(200)

Cash flows from investing activities
Net cash used in investing activities	—	—	—	—

Cash flows from financing activities
Partners’ capital contributions	—	—	—	1,000

Net cash provided by financing activities	—	—	—	1,000

Net change in cash and cash equivalents	—	—	—	800
Cash and cash equivalents, beginning of period	800	800	800	—

Cash and cash equivalents, end of period	$800	$800	$800	$800

Supplemental disclosure of cash flow information
Cash paid:
Interest	$—	$—	$—	$—
Taxes	$—	$—	$—	$—

The accompanying note is an integral part of these financial statements.

Sprague Resources LP

Statements of Partners’ Equity

	Partners’ Contribution	Accumulated Deficit	Total Partners’ Equity
Balance, June 23, 2011 (Date of Inception)	$1,000	$—	$1,000
Net loss and total comprehensive loss	—	(200)	(200)

Balance, December 31, 2011	1,000	(200)	800

Net operations	—	—	—

Balance, December 31, 2012	1,000	200	800
Net operations (Unaudited)	—	—	—

Balance, June 30, 2013 (Unaudited)	$1000	$200	$800

The accompanying note is an integral part of these financial statements.

Sprague Resources LP

Note to Financial Statements

1.	Nature of Operations

Sprague Resources LP (the “Partnership”) is a Delaware limited partnership formed on June 23, 2011 to engage in any lawful activity for which limited partnerships may be organized under the Delaware Revised Limited Partnership Act including, but not limited to, actions to form a limited liability company and/or acquire assets owned by Sprague Operating Resources LLC, an entity engaged in the sale of energy products, as well as materials handling operations.

The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering. In addition, the Partnership will issue common and subordinated units, representing additional limited partner interests, to Sprague Resources Holdings LLC (the “Organizational Limited Partner”). Sprague Resources GP LLC (the “General Partner”) has a non-economic general partner interest in the Partnership. The Partnership will issue to the Organizational Limited Partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the distributions the Partnership makes in excess of certain target distribution amounts.

The Organizational Limited Partner and the General Partner contributed $990 and $10, respectively, as a capital contribution to the Partnership.

Appendix A

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

SPRAGUE RESOURCES LP

A-i

A-ii

A-iii

Page
Section 16.5	Creditors	A-70
Section 16.6	Waiver	A-70
Section 16.7	Counterparts	A-70
Section 16.8	Applicable Law; Forum, Venue and Jurisdiction	A-70
Section 16.9	Invalidity of Provisions	A-71
Section 16.10	Consent of Partners	A-71
Section 16.11	Facsimile Signatures	A-71
Section 16.12	Third Party Beneficiaries	A-71

A-iv

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

SPRAGUE RESOURCES LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF SPRAGUE RESOURCES LP, dated as of                     , 2013, is entered into by and between Sprague Resources GP LLC, a Delaware limited liability company, as the General Partner, and the Initial Limited Partners (as defined herein), together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(i) any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event; and

(ii) if Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation

Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” is defined in Section 5.11(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property at the time of contribution and in the case of an Adjusted Property the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d), in both cases as determined by the General Partner.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Board of Directors” means, with respect to the Board of Directors of the General Partner, its board of directors or board of managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the general partner of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction of new, capital assets, or (c) capital contribution by a Group Member to a Person that is not a Subsidiary, in which a Group Member has, or after such capital contribution will have, an equity interest to fund the Group Member’s pro rata share of the cost of the acquisition of existing, or the construction of new or the improvement of existing, capital assets, in each case if such addition, improvement, acquisition, construction or capital contribution is made to increase the long-term operating capacity or operating income of the Partnership Group or, in the case of clause (c), such Person.

“Capital Surplus” means cash and cash equivalents distributed by the Partnership in excess of Distributable Cash Flow, as described in Section 6.3(b).

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner is liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership, as heretofore amended and filed with the Secretary of State of the State of Delaware as referenced in Section 7.3, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

“claim” (as used in Section 7.12(c)) is defined in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by Sprague Holdings to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” is defined in Section 11.3(a).

“Commences Commercial Service” means a Capital Improvement is first put into commercial service by a Group Member following, if applicable, completion of construction and testing.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to or include any Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, with respect to any Quarter wholly within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all cash and cash equivalents distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) is not a holder of any ownership interest in the General Partner or any of its Affiliates, other than a passive interest in a publicly traded Affiliate, including any Group Member, other than Common Units and awards that are granted to such director under the Long-Term Incentive Plan and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.

“Contributed Property” means each property, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of                     , 2012, by and among the General Partner, the Partnership, Axel Johnson Inc., Sprague Project Rose 2011 LLC, Sprague Holdings, Sprague Operating Resources LLC and Sprague Terminal Services LLC, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters wholly within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x)             , over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Over-Allotment Option on the Option Closing Date(s), and (b) reimbursement(s), in whole or in part, of pre-formation capital expenditures in an amount equal to the total amount of cash contributed by the Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Over-Allotment Option in accordance with Section 5.3(b), if any.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

“Disposed of Adjusted Property” is defined in Section 6.1(d)(xii)(B).

“Distributable Cash Flow” means, on a cumulative basis and without duplication as determined by the General Partner,

(a)     $             million;

(b)     plus the net income of the Partnership Group, as determined in accordance with GAAP;

(c)     plus or minus, as applicable, any amounts necessary to offset the impact of any items included in the net income of the Partnership Group in accordance with GAAP that do not impact the amount of cash or cash equivalents of the Partnership Group (including any amounts necessary to offset the impact of any items included in our share of the net income of entities accounted for under the equity method that do not impact the amount of the cash or cash equivalents of such entities);

(d)     plus any carrying costs (debt or equity related), which have not been capitalized, incurred by the Partnership Group during construction of a capital improvement which capital improvement is not included in Expansion Capital Expenditures;

(e)     plus any acquisition-related expenses deducted from net income and associated with (i) successful acquisitions or (ii) any other potential acquisitions that have not been abandoned;

(f)     minus any acquisition related expenses covered by clause (e)(ii) immediately preceding that relate to (i) potential acquisitions that have since been abandoned or (ii) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and

(g)     minus Maintenance Capital Expenditures.

For purposes of this definition, the types of items covered by clause (c) above include, without limitation, (i) depreciation, depletion and amortization expense, (ii) any gain or loss from the sale of assets not in the ordinary course of business, (iii) any non-cash gains or items of income and any non-cash losses or expenses, including non-cash compensation expense, asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities and (iv) any gain or loss as a result of a change in accounting policy or principle, provided that the application of any such change that is not required by law, GAAP or the Public Company Accounting Oversight Board or similar regulatory body to be adopted by us is approved by the audit committee of the board of directors of our general partner prior to its adoption. Our share of the net income of entities accounted for under the equity method, as adjusted in clause (c) above, shall be limited to the distributions we receive from such entities. To the extent that the net income of the Partnership Group includes any losses with respect to the termination of any Long-Term Interest Rate or Currency Hedge Contract prior to its stipulated termination or settlement date, such losses shall be included in “Distributable Cash Flow” in equal installments over what would have been the remaining scheduled life of such Long-Term Interest Rate or Currency Hedge Contract had it not been so terminated.

Notwithstanding the foregoing, if net income or other items affecting the calculation of “Distributable Cash Flow” are restated with respect to any Quarter, then any subsequent determination of net income or such other items with respect to such Quarter or for a period including such Quarter will reflect such restatement. Any restatement after the end of the Subordination Period will not retroactively affect the conversion of Subordinated Units in accordance with the provisions of this Agreement.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner the General Partner determines does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

“Estimated Incremental Quarterly Tax Amount” is defined in Section 6.7.

“Event of Withdrawal” is defined in Section 11.1(a).

“Excess Additional Book Basis” is defined in the definition of Additional Book Basis Derivative Items.

“Excess Distribution” is defined in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” is defined in Section 6.1(d)(iii)(A).

“Final Subordinated Units” is defined in Section 6.1(d)(x).

“First Liquidation Target Amount” is defined in Section 6.1(c)(i)(D).

“First Target Distribution” means $             per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.7.

“General Partner” means Sprague Resources GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the management and ownership interest, if any, of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member other than the Partnership that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12, is defined in Section 7.12(a).

“IDR Reset Common Unit” is defined in Section 5.11(a).

“IDR Reset Election” is defined in Section 5.11(a).

“Incentive Distribution Right” means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4 or Section 6.5.

“Incremental Income Taxes” is defined in Section 6.7.

“Indemnified Persons” is defined in Section 7.12(c).

“Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who, directly or indirectly, controls a General Partner or any Departing General Partner, (d) any Person who is or was a managing member, director or officer of any General Partner, any Departing General Partner or any of their respective controlling Affiliates, (e) any Person who is or was serving at the request of a General Partner, any Departing General Partner or any of their respective controlling Affiliates as an officer, director or managing member of another Person owing a fiduciary or similar duty to any Group Member, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means Sprague Holdings and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public by the Partnership, as described in the Registration Statement, including any offering and sale by the Partnership of Common Units pursuant to the exercise of the Over-Allotment Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests

(other than the General Partner Interest) or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Long-Term Incentive Plan” means the 2013 Long-Term Incentive Plan of the General Partner as may be amended, or any equity compensation plan successor thereto.

“Long-Term Interest Rate or Currency Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement that is entered into for the purpose of hedging the Partnership Group’s exposure to fluctuations in interest rates or currency exchange rates in their operations or financing activities and not for speculative purposes with a specified termination date more than twelve months after the date such agreement is entered into.

“Maintenance Capital Expenditures” means capital expenditures (including expenditures for the addition or improvement to or replacement of the capital assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain the long-term operating capacity or operating income of the Partnership Group.

“Merger Agreement” is defined in Section 14.1.

“Minimum Quarterly Distribution” means $             per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.7.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liability either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable period, the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are (a) recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable period, the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are (a) recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, the items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Non-citizen Assignee” means a Person whom the General Partner has determined does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the substituted limited partner, pursuant to Section 4.8.

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class then Outstanding, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that, at or prior to such acquisition, the General Partner, acting in its sole discretion, shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership provided that, at or prior to such acquisition, the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i) with respect to “partner nonrecourse deductions,” are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Sprague Resources LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any class or series of equity interest in the Partnership, which shall include any Limited Partner Interests and the General Partner Interest but shall exclude any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership.

“Partnership Minimum Gain” means the amount of “partnership minimum gain” determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Percentage Interest” means as of any date of determination (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall be zero except as provided in Section 13.13(b).

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any class of Units held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Plan of Conversion” is defined in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners and Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership that includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to Partnership Interests of any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Statement” means the Registration Statement on Form S-1 (File No. 333-175826) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units by the Partnership in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Unitholders’ Share of Additional Book Basis Derivative Items for each prior taxable period, and (ii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” is defined in Section 5.11(a).

“Reset Notice” is defined in Section 5.11(b).

“Second Liquidation Target Amount” is defined in Section 6.1(c)(i)(E).

“Second Target Distribution” means $             per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.7.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Services Agreement” means that certain Services Agreement, dated as of                     , 2012, by and among the General Partner, the Partnership and Sprague Holdings, as such may be amended, supplemented or restated from time to time.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time, and (ii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee acting in good faith.

“Sprague Holdings” means Sprague Resources Holdings LLC, a Delaware limited liability company.

“Subordinated Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include, or refer to, any Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the second Business Day following the distribution of cash or cash equivalents to Partners pursuant to Section 6.3(a) in respect of any Quarter (the “Reference Quarter”), beginning with the Quarter ending September 30, 2016, for which each of the following requirements is met:

(i) distributions of cash and cash equivalents from Distributable Cash Flow on each of the Outstanding Common Units and Subordinated Units, any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, and in each case with respect to each of the three most recent consecutive, non-overlapping, four Quarter periods (including the Reference Quarter), equaled or exceeded the Minimum Quarterly Distribution;

(ii) the Distributable Cash Flow generated in respect of such three consecutive, non-overlapping four Quarter periods, excluding the amount specified in clause (a)(i) in the definition of Distributable Cash Flow, equaled or exceeded the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units (on a fully diluted basis) in respect of such Quarters; and

(iii) there are no Cumulative Common Units Arrearages; or

(b) the date all Subordinated Units convert to Common Units pursuant to Section 11.4.

With respect to compensatory grants of Partnership Interests, fully diluted shall include only those units that will vest during the succeeding twelve months.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person’s ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).

“Surviving Business Entity” is defined in Section 14.2(b)(ii).

“Third Target Distribution” means $             per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.7.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” is defined in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in the Underwriting Agreement or in a schedule thereto who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement dated                     , 2013 among the Underwriters, the Partnership, the General Partner, Sprague Holdings and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a class, and at least a majority of the Outstanding Subordinated Units voting as a class and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

“Unpaid MQD” is defined in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” is defined in Section 11.1(b).

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and Sprague Holdings have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of the Partnership in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2 Name. The name of the Partnership shall be “Sprague Resources LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” the letters “LP” and “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at Two International Drive, Suite 200, Portsmouth, NH 03801 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be Two International Drive, Suite 200, Portsmouth, NH 03801, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner in its sole discretion and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that without the approval of a Unit Majority, the General Partner shall not cause the Partnership to take any action that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity and/or its Subsidiaries, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the

Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.6, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law (other than Section 17-305(a) of the Delaware Act, the obligations of which are to the fullest extent permitted by law expressly replaced in their entirety by the provisions below), and except as limited by Sections 3.4(b) and 3.4(c), each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied to the extent the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Exchange Act);

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder;

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed; and

(iv) such other information regarding the affairs of the Partnership as the General Partner determines in its sole discretion is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

(c) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;

REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Notwithstanding anything otherwise to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, the President, the Chief Executive Officer or any Executive Vice President and the Chief Financial Officer or Secretary or any Assistant Secretary of the General Partner. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 4.10, if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7, the Record Holders of Subordinated Units, (i) may, if the Subordinated Units are evidenced by Certificates, exchange such Certificates for Certificates evidencing Common Units or (ii) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction by which (i) the General Partner assigns its General Partner Interest to another Person, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, or (ii) the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise (but in the case of clause (i) or (ii) above, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage).

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership or limited liability company interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.8, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Sections 4.3, 4.7, 4.10 and 4.11, (iii) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (iv) any contractual provisions binding on any Limited Partner and (v) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(e) Subject to (i) the foregoing provisions of this Section 4.5 and (ii) Sections 4.3, 4.7, 4.10 and 4.11, the General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units, Common Units and Incentive Distribution Rights to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to December 31, 2023, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Units (excluding Limited Partner Interest held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual), (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person or (C) another Person (other than an individual) in connection with enforcement of a pledge of the General Partner Interest (including by means of a consensual transfer in lieu of foreclosure or other realization upon the General Partner Interest) made in support of indebtedness of the Partnership Group.

(b) Subject to Section 4.6(c) below, on or after December 31, 2023, the General Partner may transfer all or any part of its General Partner Interest without Unitholder approval or the approval of the holders of the Incentive Distribution Rights.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement and (ii) except with respect to a transfer of the type contemplated by Section 4.6(a)(ii)(C) above, the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed). In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of a Partnership Interest or Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of any class or classes of Limited Partner Interests. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 4.10.

(d) The transfer of an Incentive Distribution Right that has converted into a Common Unit shall be subject to the restrictions imposed by Section 4.11.

(e) Nothing contained in this Agreement, other than Section 4.7(a), shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

Section 4.8 Citizenship Certificates; Non-citizen Assignees.

(a) If any Group Member is or becomes subject to any law or regulation that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner, the General Partner may amend this Agreement to impose requirements for each Partner to be eligible to be a Partner in the Partnership. If the General Partner establishes any such requirement, the General Partner may request any Limited Partner to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner is not an Eligible Citizen, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner may require that the status of any such Limited Partner be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

(b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, cast the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

(c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

(d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.9, such Non-citizen Assignee be admitted as a Limited Partner, and upon approval of the General Partner, such Non-citizen Assignee shall be admitted as a Limited Partner and shall no longer constitute a Non-citizen Assignee and the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

Section 4.9 Redemption of Partnership Interests of Non-citizen Assignees.

(a) If at any time a Limited Partner fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.8(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Citizen, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Citizen.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement.

Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date

Section 4.10 Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and Sections 4.10(b) and 4.10(c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or retained converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii).

(c) A Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are evidenced by Certificates) and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that upon transfer each such Common Unit should have, as a substantive matter, like intrinsic economic and U.S. federal income tax characteristics to the transferee, in all material respects, to the intrinsic economic and U.S. federal income tax characteristics of an Initial Common Unit to such transferee. In connection with the condition imposed by this Section 4.10(c), the General Partner may apply Sections 5.5(c)(ii), 6.1(d)(x) and 4.10(b) or, to the extent not resulting in a material adverse effect on the Unitholders holding Common Units, take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such converted Subordinated Units.

Section 4.11 Special Provisions Relating to the Holders of IDR Reset Common Units.

(a) A Unitholder shall not be permitted to transfer an IDR Reset Common Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained IDR Reset Common Units would be negative after giving effect to the allocation under Section 5.5(c)(iii).

(b) A Unitholder holding an IDR Reset Common Unit shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that upon transfer each such Common Unit should have, as a substantive matter, like intrinsic economic and U.S. federal income tax characteristics to the transferee, in all material respects, to the intrinsic economic and U.S. federal income tax characteristics of an Initial Common Unit to such transferee. In connection with the condition imposed by this Section 4.11(b), the General Partner may apply Sections 5.5(c)(iii), 6.1(d)(x) and 4.11(a) or, to the extent not resulting in a material adverse effect on the Unitholders holding Common Units, take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such IDR Reset Common Units.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions.

In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $10.00 in exchange for a General Partner Interest equal to a 1.0% Percentage Interest and has been admitted as the General Partner of the Partnership. Sprague Holdings made an initial Capital Contribution to the Partnership in the amount of $990.00 in exchange for a Limited Partner Interest equal to a 99.0% Percentage Interest and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interests of the General Partner and Sprague Holdings shall be redeemed as provided in the Contribution Agreement and the initial Capital Contributions of the General Partner and Sprague Holdings shall be refunded, and all interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the General Partner and Sprague Holdings, respectively.

Section 5.2 Contributions by the General Partner and its Affiliates.

Pursuant to the Contribution Agreement, on the Closing Date: (i) the General Partner’s General Partner Interest equal to a 1.0% Percentage Interest shall be converted to a non-economic General Partner interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement; and (ii) Sprague Holdings contributed all of its interests in Sprague Operating Resources LLC to the Partnership, as a Capital Contribution, in exchange for (w)             Common Units, (x)             Subordinated Units, (y) the Incentive Distribution Rights and (z) the right to receive the Deferred Issuance and Distribution.

Section 5.3 Contributions by Initial Limited Partners.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of the number of Common Units to each Underwriter as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

Section 5.4 Interest and Withdrawal. No interest on Capital Contributions shall be paid by the Partnership. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with

Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the property’s Carrying Value as of such date.

(v) Any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property or Adjusted Property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vi) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) Except as otherwise provided in this Section 5.5(c), a transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to 4.10(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted

Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or retained converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or transferred converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(iii) Subject to 4.11(b), immediately prior to the transfer of an IDR Reset Common Unit by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(iii) apply), the Capital Account maintained for such Person with respect to its IDR Reset Common Units will (A) first, be allocated to the IDR Reset Common Units to be transferred in an amount equal to the product of (x) the number of such IDR Reset Common Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any IDR Reset Common Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained IDR Reset Common Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred IDR Reset Common Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(d) (i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, based on the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate).

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value and had been allocated among the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual or deemed distribution other than a distribution made pursuant to Section 12.4, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests (including as described in Section 7.5(b)) for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 5.6, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.11, (iv) reflecting the admission of such additional Limited Partners in the books and records of the Partnership as the Record Holder of such Limited Partner Interest, and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7 Conversion of Subordinated Units.

(a) The Subordinated Units shall convert into Common Units on a one-for-one basis on the second Business Day following the distribution of cash and cash equivalents to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

(b) Subordinated Units may also convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

(c) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 4.10.

Section 5.8 Limited Preemptive Right. Except as provided in this Section 5.8 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.9 Splits and Combinations.

(a) Subject to Sections 5.9(d), 6.6 and 6.7 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted retroactive to the beginning of the Partnership.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of any such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6(d) and this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (with a fractional unit equal to or greater than a 0.5 Unit being rounded to the next higher Unit).

Section 5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-607 or 17-804 of the Delaware Act.

Section 5.11 Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive

Distribution Rights) shall have the right, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(v) for each of the four most recently completed Quarters, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the average amount of cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the “Reset MQD”) (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). The making of the IDR Reset Election in the manner specified in Section 5.11(b) shall cause the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Common Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Any execution of an IDR Reset Election is subject to the prior written concurrence of the General Partner that the conditions described in Section 5.11(a) have been satisfied. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, as the case may be, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Common Units which each holder of Incentive Distribution Rights will be entitled to receive.

(c) In the event that the holder or holders of Incentive Distribution Rights have the right to exercise the rights in Section 5.11(a) as described in Section 5.11(b), the holder(s) of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) Subject to Section 5.11(a) and Section 5.11(b), if the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.11 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted at the time of the issuance of Common Units or other Partnership Interests pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to equal to the Reset MQD, (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal to 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a) (or other Partnership Interests as described in Section 5.11(d)), the Capital Account maintained with respect to the Incentive Distribution Rights shall (A) first, be allocated to IDR Reset Common Units (or other Partnership Interests) in an amount equal to the product of (x) the Aggregate Quantity of IDR Reset Common Units (or other Partnership Interests) and (y) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, any remaining balance in such Capital Account will be retained Pro Rata by the holder(s) of the Incentive Distributions Rights. In the event that there is not a sufficient Capital Account associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (A) of this Section 5.11(f), the IDR Reset Common Units shall be subject to Sections 6.1(d)(x)(B) and (C).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income. Net Income for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Income for such taxable period) shall be allocated as follows:

(i) First, to the General Partner until the aggregate of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) and the Net Termination Gain allocated to the General Partner pursuant to Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(B) for the current and all previous taxable periods; and

(ii) The balance, if any, to the Unitholders, Pro Rata.

(b) Net Loss. Net Loss for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period) shall be allocated as follows:

(i) First, to the Unitholders, Pro Rata; provided, that Net Loss shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) The balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. Net Termination Gain or Net Termination Loss (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing such Net Termination Gain or Net Termination Loss) for each taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of cash available for distribution provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) Except as provided in Section 6.1(c)(iv), Net Termination Gain shall be allocated:

(A) First, to the General Partner until the aggregate of the Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) and the Net Income allocated to the General Partner pursuant to Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(B) for all previous taxable periods;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of cash available for distribution that is deemed to be Distributable Cash Flow made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, (x) 15.0% to the holders of the Incentive Distribution Rights, Pro Rata, and (y) 85.0% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of cash available for distribution that is deemed to be Distributable Cash Flow made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, (x) 25.0% to the holders of the Incentive Distribution Rights, Pro Rata, and (y) 75.0% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of cash available for distribution that is deemed to be Distributable Cash Flow made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv); and

(G) Finally, (x) 50.0% to the holders of the Incentive Distribution Rights, Pro Rata, and (y) 50.0% to all Unitholders, Pro Rata.

(ii) Except as otherwise provided by Section 6.1(c)(iii), Net Termination Loss shall be allocated:

(A) First, if Subordinated Units remain Outstanding, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero;

(C) Third, to the Unitholders, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(ii)(C) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit in its Adjusted Capital Account); and

(D) Fourth, the balance, if any, 100% to the General Partner.

(iii) Any Net Termination Loss deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated:

(A) First, to the Unitholders, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(B) The balance, if any, to the General Partner.

(iv) If a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), any subsequent Net Termination Gain deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner until the aggregate Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(iv)(A) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(B);

(B) Second, to the Unitholders, Pro Rata, until the aggregate Net Termination Gain allocated pursuant to this Section 6.1(c)(iv)(B) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(A); and

(C) The balance, if any, pursuant to the provisions of Section 6.1(c)(i).

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for each taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution to a Partner in complete liquidation of such Partner’s interest in the Partnership, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) taken into account pursuant to Section 5.5, and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss, and deduction to be made with respect to such taxable period will equal the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital 5Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss or deduction, Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) Except as provided in Section 6.1(d)(xii)(B), in the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate such Additional Book Basis Derivative Items to (1) the holders of Incentive Distribution Rights to the same extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 5.5(d) and (2) all Unitholders, Pro Rata, to the extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Items was allocated to any Unitholders pursuant to Section 5.5(d).

(B) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof or an allocation of Net Termination Gain or Net Termination Loss pursuant to Section 6.1(c) hereof) as a result of a sale or other taxable disposition of any Partnership asset that is an Adjusted Property (“Disposed of Adjusted Property”), the General Partner shall allocate (1) additional items of gross income and gain (aa) away from the holders of Incentive Distribution Rights and (bb) to the Unitholders, or (2) additional items of deduction and loss (aa) away from the Unitholders and (bb) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balances of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(D) For purposes of this Section 6.1(d)(xii), the Unitholders shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under this Agreement. In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for U.S. federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Sections 6.1(d)(xii)(A)-(C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss, and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to End of Subordination Period. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit, then items of income, gain, loss and deduction for the taxable period that includes the Liquidation Date (and, if necessary, items arising in previous taxable periods to the extent the General Partner determines such items may be so allocated), shall be specially allocated among the Partners in the manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(D)); provided, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Over-Allotment Option is exercised in full or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for U.S. federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3 Distributions; Characterization of Distributions; Distributions to Record Holders.

(a) It is the policy of the Partnership to pay regular quarterly cash distributions of substantially all of the Partnership’s cash available for distribution. Each Quarter, the General Partner will make a determination of the amount of cash available for distribution to Partners, based upon cash on hand at the end of the Quarter, after establishing reserves for the prudent conduct of the Partnership’s business or for distributions to Partners in respect of future Quarters as the General Partner may determine to be appropriate. This policy is subject to change by the General Partner at any time, without amendment to this Agreement.

(b) All amounts of cash and cash equivalents distributed by the Partnership on any date from any source shall be deemed to be Distributable Cash Flow until the sum of all amounts of cash and cash equivalents theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals or exceeds the Distributable Cash Flow from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of cash and cash equivalents distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be Capital Surplus. All distributions required to be made under this Agreement shall be subject to Sections 17-607 and 17-804 of the Delaware Act.

(c) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs, other than from Working Capital Borrowings, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions from Distributable Cash Flow .

(a) During Subordination Period. Cash and cash equivalents distributed in respect of any Quarter wholly within the Subordination Period that is deemed to be Distributable Cash Flow pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Interests issued pursuant thereto:

(i) First, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) 15.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) 25.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) 50.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) 50.0% to all Unitholders, Pro Rata,;

provided, however, that if the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of cash and cash equivalents that is deemed to be Distributable Cash Flow with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After Subordination Period. Cash and cash equivalents distributed in respect of any Quarter after the Subordination Period that is deemed to be Distributable Cash Flow pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise contemplated by Section 5.6(b) in respect of additional Partnership Interests issued pursuant thereto:

(i) First, to the Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to the Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) 15.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) 25.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) 50.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) 50.0% to all Unitholders, Pro Rata;

provided, however, if the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of cash and cash equivalents that is deemed to be Distributable Cash Flow with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5 Distributions from Capital Surplus. Cash and cash equivalents that are distributed and deemed to be Capital Surplus pursuant to the provisions of Section 6.3(b) shall be distributed, unless the provisions of Section 6.3 require otherwise, to the Unitholders, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a). Cash and cash equivalents that are deemed to be Capital Surplus shall then be distributed to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all cash and cash equivalents that are distributed shall be distributed as if it were Distributable Cash Flow and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests in accordance with Section 5.9. In the event of a distribution of cash or cash equivalents that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units immediately prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the ex-dividend date. If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors of the General Partner.

(b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 5.11 and Section 6.7.

Section 6.7 Entity-Level Taxation. If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state, local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole discretion, reduce the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.7. If the General Partner elects to reduce the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.7 times (b) the quotient obtained by dividing (i) cash available for distribution with respect to such Quarter by (ii) the sum of cash available for distribution with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, cash available for distribution with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.4, shall have full power and authority to do all things necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another

Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.4 or Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership);

(vi) the distribution of Partnership cash;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time);

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange;

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of options, rights, warrants, appreciation rights, phantom or tracking interests relating to Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in the case of each agreement other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own behalf or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners, the other Persons who acquires an interest in Partnership Interests and the other Persons who is bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any fiduciary or other duty existing at law, in equity or otherwise that the General Partner may owe the Partnership, the Limited Partners, the other Persons who acquire an interest in Partnership Interests or the other Persons who are bound by this Agreement.

(c) As used in the following provisions of this Article VII other than Section 7.12, the term Partnership Interest shall include any options, rights, warrants, appreciation rights, phantom or tracking interests relating to an equity interest in the Partnership.

Section 7.2 Replacement of Fiduciary Duties. Notwithstanding any other provision of this Agreement, to the extent that any provision of this Agreement purports or is interpreted (i) to have the effect of replacing, restricting or eliminating the duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner or any other Indemnitee to the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, or (ii) to constitute a waiver or consent by the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement to any such replacement or restriction, such provision shall be deemed to have been approved by the Partnership, all the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement.

Section 7.3 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.4 Restrictions on the General Partner’s Authority. Except as provided in Articles XII and XIV, the General Partner may not sell or exchange all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.5 Reimbursement of the General Partner.

(a) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person (including Affiliates of the General Partner) to perform services for the Partnership Group or for the General Partner), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the General Partner or any member of the Partnership Group. Reimbursements pursuant to this Section 7.5 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. This provision does not affect the ability of the General Partner or its Affiliates to enter into an agreement to provide services to the Partnership or other Group Member for a fee or otherwise than for cost.

(b) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees, consultants and directors of the General Partner or its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, consultants and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(a). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.5(b) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.6 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a managing member or general partner, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as managing member or general partner, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, or (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member. Nothing contained in this Section 7.6(a) shall restrict the General Partner’s ability to sell, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or any otherwise dispose of its General Partner Interest by law or otherwise pursuant to, and in accordance with, the terms and conditions set forth in Article IV of this Agreement.

(b) Unless an Unrestricted Person agrees otherwise, each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member. No such business interest or activity shall constitute a breach of this Agreement, any fiduciary or other duty existing at law, in equity or otherwise or obligation of any type whatsoever, to the Partnership, any Group Member, any Partner, any Person who acquires an interest in a Partnership Interest or other Person who is bound by this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for any Group Member shall have any duty to communicate or offer such opportunity to any Group Member , and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, to any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement for breach of any fiduciary or other duty existing at law, in equity or otherwise by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise expressly provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.6(d) with respect to the General Partner shall not include any Group Member.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or omitting to act) in such capacity; provided, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement or the Omnibus Agreement. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership (prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified) upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement).

(d) The Partnership may purchase and maintain (or reimburse an Indemnitee for the cost of) insurance, on behalf of an Indemnitee as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Indemnitee in connection with the Partnership’s activities or such Indemnitee’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Indemnitee against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal. The Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, each on their own behalf and on behalf of the Partnership, waives any and all rights to claim punitive damages or damages based upon the Federal or State income taxes paid or payable by any such Limited Partner or other Person.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agent or agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, the Partners, any Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, any Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable, to the fullest extent permitted by law, to the Partnership, to any Partner, to any other Person who acquires an interest in a Partnership Interest or to any other Person who is bound by this Agreement for its reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Standards of Conduct and Modification of Duties.

(a) Whenever the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee), makes a determination or takes or declines to take any other action, or any Affiliate of the General Partner causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, the Board of Directors of the General Partner, such committee, or such Affiliates causing the General Partner to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any higher standard contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A determination, other action or failure to act by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) will be deemed to be in good faith unless the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) believed such determination, other action or failure to act was adverse to the interests of the Partnership. In any proceeding brought by the Partnership, any Limited Partner, or any Person who acquires and interest in a Partnership Interest or any other Person who is bound by this Agreement challenging such action, determination or failure to act, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or failure to act was not in good faith.

(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any fiduciary or other duty existing at law, in equity or otherwise or obligation whatsoever to the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrases, “at the option of the General Partner,” “in its discretion” or some variation of those phrases, are used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(c) Whenever a potential conflict of interest exists or arises between the General Partner or any Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement on the other hand, the General Partner may in its discretion submit any resolution or course of action with respect to such conflict of interest for (i) Special Approval or (ii) approval by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates). If such course of action or resolution receives Special Approval or approval of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), then such course of action or resolution shall be conclusively deemed approved by the Partnership, all the Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any fiduciary or other duty existing at law, in equity or otherwise or obligation of any type whatsoever.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner or any other Indemnitee shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use.

(e) The Limited Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, hereby authorize the General Partner, on behalf of the Partnership as a member or partner of a Group Member, to approve actions by the managing member or general partner of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(f) No borrowing by any Group Member or the approval thereof shall be deemed to constitute a breach of any fiduciary or other duty existing at law, in equity or otherwise or obligation of any type whatsoever, of the General Partner or any other Indemnitee to the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or any other Indemnitee (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all Partners, (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units or (iii) hasten the ability of the holder or holders of the Incentive Distribution Rights to make and IDR Reset Election.

Section 7.10 Other Matters Concerning the General Partner and Indemnitees.

(a) The General Partner and any other Indemnitee may rely upon, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of any Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any other Indemnitee of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner, but excluding individual Affiliates who are officers, directors or employees of the General Partner or any of its Affiliates) holds Partnership Interests that it desires to sell, (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time, in such manner and in such amounts as it desires without registration under the Securities Act and (iii) at such time the Holder and the Partnership are not subject to any contractual restrictions or restrictions attributable to the insider trading or other written policies of the Partnership, which would prohibit the registration and/or sale of such Partnership Interests at such time, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder. The Partnership shall use all commercially reasonable efforts to cause such registration statement to become effective and remain effective for a period beginning on the effective date of the registration statement and ending on the date that is the earlier of (i) six months following the effective date of the registration statement or (ii) the date when all Partnership Interests covered by such registration statement have been sold. However, if the Conflicts Committee (which may be requested to review the matter by any member of the Board of Directors) determines that a postponement of the filing or effectiveness of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Partnership Interests are then listed, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Sections 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates as described in Section 7.12(a)) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the

General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each of the Limited Partners, each other Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Distributable Cash Flow, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) As soon as practicable, but in no event later than 90 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 45 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4 Withholding Tax Payments.

(a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code and any applicable non-U.S. tax law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) A Person shall be admitted as a Limited Partner and shall become bound by the terms of this Agreement if such Person purchases or otherwise lawfully acquires any Limited Partner Interest and becomes the Record Holder of such Limited Partner Interests in accordance with the provisions of Article IV or Article V hereof. A Person may become a Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is a Non-citizen Assignee shall be determined in accordance with Section 4.8.

(b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a limited liability company or a partnership, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Eastern Time, on December 31, 2023, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 11:59 pm, prevailing Eastern Time, on December 31, 2023, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as managing member or general partner, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor managing member or general partner, to the extent applicable, of the other Group Members of which the General Partner is a managing member or a general partner. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and Unitholders holding a majority of the outstanding Subordinated Units voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as managing member or general partner, to the extent applicable, of the other Group Members of which the General Partner is a managing member or a general partner. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor managing member or general partner, to the extent applicable, of the other Group Members of which the General Partner is a managing member or a general partner. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members and all of the Incentive Distribution Rights held by it or its Affiliates (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.5, including any employee related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the value of the Units, including the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (i) the quotient obtained by dividing (A) the Percentage Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the Departing General Partner and (ii) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist:

(a) Subordinated Units held by any Person will immediately and automatically convert into Common Units on a one-for-one basis, provided that (i) neither such Person nor any of its Affiliates voted any Units in favor of the removal and (ii) such Person is not an Affiliate of the successor General Partner; and

(b) if all of the Subordinated Units convert into Common Units pursuant to Section 11.4(a), all Cumulative Common Unit Arrearages on the Common Units will be extinguished and the Subordination Period will end;

provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 4.10.

Section 11.5 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, 11.2 or 12.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to this Agreement;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Sections 11.1(a)(i) or 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Sections 11.1 or 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Sections 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as the successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of the limited liability under the Delaware Act of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(a)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable period of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or other entity in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interests as compared to other classes of

Partnership Interests) in any material respect (except as permitted by subsection (g) hereof); provided, however for purposes of determining whether an amendment satisfies the requirements of this Section 13.1(d)(1), the General Partner shall disregard the effect on any class or classes of Partnership Interests that have approved such amendment pursuant to Section 13.3(c); (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading; (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9; or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger or conveyance pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion and, in declining to propose or approve an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. An amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1, 13.3 or 13.13, the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute, in the case of a reduction as described in subclause (i) hereof, not less than the voting requirement sought to be reduced or, in the case of an increase described in subclause (ii) with respect to percentages in Section 11.2 or Section 13.4, 90% or a majority of the Aggregate Outstanding Units, respectively.

(b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion.

(c) Except as provided in Section 14.3 or Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the

Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except (i) when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting. The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all holders of Units in connection with a matter approved by the requisite percentage of Units or other holders of Outstanding Units acting by written consent without a meeting.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

Section 13.13 Voting of Incentive Distribution Rights.

(a) For so long as a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the holders of the Incentive Distribution Rights shall not be entitled to vote such Incentive Distribution Rights on any Partnership matter except as may otherwise be required by law and the holders of the Incentive Distribution Rights, in their capacity as such, shall be deemed to have approved any matter approved by the General Partner.

(b) If less than a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the Incentive Distribution Rights will be entitled to vote on all matters submitted to a vote of Unitholders, other than amendments and other matters that the General Partner determines do not adversely affect the holders of the Incentive Distribution Rights as a whole in any material respect. On any matter in which the holders of Incentive Distribution Rights are entitled to vote, such holders will vote together with the Subordinated Units, prior to the end of the Subordination Period, or together with the Common Units, thereafter, in either case as a single class except as otherwise required by Section 13.3(c), and such Incentive Distribution Rights shall be treated in all respects as Subordinated Units or Common Units, as applicable, when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement. The relative voting power of the Incentive Distribution Rights and the Subordinated Units or Common Units, as applicable, will be set in the same proportion as cumulative cash distributions, if any, in respect of the Incentive Distribution Rights for the four consecutive Quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of Units for such four Quarters.

(c) Notwithstanding Section 13.13(b), in connection with any equity financing, or anticipated equity financing, by the Partnership of an Expansion Capital Expenditure, the General Partner may, without the approval of the holders of the Incentive Distribution Rights, temporarily or permanently reduce the amount of Incentive Distributions that would otherwise be distributed to such holders, provided that in the judgment of the General Partner, such reduction will be in the long-term best interest of such holders.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2 Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain and stated in the certificate of merger); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity or another entity, or for the cancellation of such equity securities;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership; and

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain and stated in such articles of conversion); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion and the merger, consolidation or conversion contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement or Plan of Conversion, as the case may be, contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group

Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the certificate of conversion, for all purposes of the laws of the State of Delaware:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall remain vested in the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and are enforceable against the converted entity by such creditors and obligees to the same extent as if the liabilities and obligations had originally been incurred or contracted by the converted entity; and

(v) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other rights or securities in the converted entity or cash as provided in the plan of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and circulated in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading.

Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI, and XII).

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices. Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below.

Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise.

Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery.

An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, pursuant to Section 10.1(a) without execution hereof.

Section 16.8 Applicable Law; Forum, Venue and Jurisdiction.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claim, suit, action or proceeding; and

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding, and (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.9 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.10 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.11 Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

Section 16.12 Third Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER: SPRAGUE RESOURCES GP LLC

By:
Name:
Title:

INITIAL LIMITED PARTNER SPRAGUE RESOURCES HOLDINGS LLC

By:
Name:
Title:

[Signature Page to First Amended and Restated Agreement of Limited Partnership]

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

SPRAGUE RESOURCES LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

SPRAGUE RESOURCES LP

No.             Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of SPRAGUE RESOURCES LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), SPRAGUE RESOURCES LP, a Delaware limited partnership (the “Partnership”), hereby certifies that             (the “Holder”) is the registered owner of             Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at the principal office of the Partnership located at Two International Drive, Suite 200, Portsmouth, NH 03801. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF SPRAGUE RESOURCES LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF SPRAGUE RESOURCES LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE SPRAGUE RESOURCES LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). SPRAGUE RESOURCES GP LLC, THE GENERAL PARTNER OF SPRAGUE RESOURCES LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES ADVICE OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF SPRAGUE RESOURCES LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, (i) shall become bound by the terms of the Partnership Agreement, (ii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iii) makes the consents and waivers contained in the Partnership Agreement.

Exhibit A

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	SPRAGUE RESOURCES LP

Countersigned and Registered:	By:	Sprague Resources GP LLC
AMERICAN STOCK TRANSFER & TRUST COMPANY
as Transfer Agent and Registrar	By:
Name:
Title:

By: _______________________________
Authorized Signature	By:
Name:
	Title:	Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT/ TRANSFERS MIN ACT
TEN ENT — as tenants by the entireties	(Cust) (Minor)

JT TEN — as joint tenants with right of survivorship and not as tenants in common	under Uniform gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

Exhibit A

ASSIGNMENT OF COMMON UNITS

of

SPRAGUE RESOURCES LP

FOR VALUE RECEIVED	hereby assigns, conveys, sells and transfers unto
____________________________________________ (Please print or typewrite name and address of Assignee)	____________________________________________ (Please insert Social Security or other identifying number of Assignee)

                     Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of SPRAGUE RESOURCES LP.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15
(Signature)

(Signature)

Exhibit A

APPENDIX B

GLOSSARY

“Accretive acquisition”	An acquisition that is expected to increase net sales or cash flow on a per unit basis.

“Associated gas”	Natural gas that is essentially part of a crude oil reservoir, either dissolved in the oil or as a separate gas phase.

“Backwardation”	Market structure where prices for future delivery requirements are lower than spot prices.

“Basis risk”	The inherent market price risk created when a commodity of certain grade or location is purchased, sold or exchanged as compared to a purchase, sale or exchange of commodity at a different time or place, including, without limitation, transportation costs and timing differentials.

“Bcf”	Billion cubic feet. The standard volume of measure for natural gas.

“BCM”	Length from bow to center manifold on a ship.

“Bbl”	One barrel, equal to 42 U.S. gallons. The standard volume of measure for crude oil and refined products.

“Bunker fuel”	Residual fuel oil used to power ship engines.

“Carry”	When used in reference to “carry economics” or similar terms, refers to margin captured when holding inventory in a contango market structure due to systematically exiting hedge positions and replacing with similar positions in a future delivery period.

“CME”	Chicago Mercantile Exchange.

“CNG”	Compressed natural gas.

“Commodity risk”	The risk of unfavorable market fluctuations in the price of commodities such as refined products and natural gas.

“Contango”	Market structure where prices for future delivery requirements are higher than spot prices.

“Degree Days”	An industry measurement of temperature designed to evaluate energy demand and consumption. Degree days are based on how much the average temperature departs from a human comfort level of 65°F.

“Distillates”	Primarily heating oil, diesel fuel, kerosene and jet fuel.

“Downstream sector”	In the energy industry, refers to the refining of crude oil along with all other related activities through sales of refined products to end users.

“Drayage”	Short distance truck transport of containers to and from warehouses to the loading area.

“Dry gas”	Purified natural gas, or essentially pure methane following removal of other hydrocarbons and non-hydrocarbon contaminants.

“Exchange agreements”	Arrangements with other suppliers allowing customers to take delivery of product at a terminal or facility that is not owned or leased by us.

“FERC”	Federal Energy Regulatory Commission.

“FOB”	Free on board.

“Forward transactions”	Sales where deliveries are expected in the future and are typically based on forward market prices.

“GHG”	Greenhouse gas.

“Heavy oils”	Finished petroleum products such as residual fuel oil and asphalt.

“HO”	No. 2 home heating oil.

“ICE”	Intercontinental Exchange, Inc.

“LCM”	Lower of cost or market.

“LDCs”	Local distribution companies.

“Light oils”	Finished petroleum products such as gasoline and distillates, including heating oil, kerosene, aviation fuel and diesel.

“LNG”	Liquefied natural gas.

“LOA”	Length overall, in reference to the length of a vessel.

“Midstream sector”	In the energy industry, refers to the storage, transportation and distribution of crude oil, refined products and natural gas.

“MMBtu”	One million British thermal units. One British thermal unit is equivalent to the amount of heat required to raise the temperature of one pound of water by one degree. A standard measure for natural gas pricing purposes, particularly in the United States.

“Natural gas”	Several hydrocarbons that occur naturally underground in a gaseous state. Natural gas is normally mostly methane, but other components include ethane, propane and butane. Natural gas that is sold to consumers is composed primarily of methane. Please see “Wet gas” below for a definition of naturally occurring (unpurified) natural gas.

“NYMEX”	New York Mercantile Exchange, Inc.

“PADD”	Petroleum Administration for Defense District.

“ppm”	Parts per million.

“Rack purchase agreements”	Arrangements under which products are purchased from suppliers under fixed or indexed-based formulas, with title passing to customers when the product is loaded at the truck loading rack at a facility.

“RBOB”	Reformulated Blendstock for Oxygenate Blending.

“Residual fuel oil”	High viscosity and specific gravity hydrocarbon mixture, which typically remains after lighter product streams are separated in a refinery.

“RVP”	Reid Vapor Pressure.

“Short ton”	Two thousand pounds.

“Spot transactions”	Transactions based on current or prompt delivery month prices usually for current or prompt month delivery.

“Stuffing”	Transferring of goods into a container.

“Tcf”	Trillion cubic feet.

“Teu”	Twenty-foot equivalent unit.

“Throughput arrangement”	Agreement allowing for delivery of a specific amount of product to customers of a party to the agreement through a terminal of the other party for a fee typically based on the volumes of product delivered.

“Truck loading rack”	A system designed to facilitate the loading of product from storage tanks into trucks for subsequent delivery to an end-user or bulk storage facility.

“ULSD”	Ultra low sulfur diesel.

“ULSK”	Ultra low sulfur kerosene.

“Upstream sector”	In the energy industry, refers to the exploration and production of crude oil and natural gas.

“Wet gas”	Unpurified natural gas, typically including low concentrations of various hydrocarbons in addition to methane as well as small quantities of non-hydrocarbon contaminants.

SPRAGUE RESOURCES LP

Common Units

Representing Limited Partner Interests

Prospectus

                    , 2013

Barclays

J.P. Morgan

BofA Merrill Lynch

BMO Capital Markets

Raymond James

Janney Montgomery Scott

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts payable to the underwriters and the structuring fee payable to Barclays Capital Inc.) expected to be incurred by the registrant in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee		$19,157
FINRA filing fee		17,000
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which Sprague Resources LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The officers and directors of our general partner will be insured against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Item 15. Recent Sales of Unregistered Securities

In July 2011, in connection with the formation of the partnership, Sprague Resources LP issued to (i) Sprague Resources GP, LLC the 1.0% general partner interest in the partnership for $10 and (ii) to Sprague Resources Holdings LLC, a wholly-owned subsidiary of Axel Johnson, the 99.0% limited partner interest for $990 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description

1.1**	—	Form of Underwriting Agreement (including Form of Lock-Up Agreement)

3.1**	—	Certificate of Limited Partnership of Sprague Energy Partners LP

3.2**	—	Certificate of Amendment to Certificate of Limited Partnership of Sprague Energy Partners LP (Changing Name to Sprague Resources LP)

3.3	—	Form of First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP (included as Appendix A to the Prospectus)

5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1*	—	Form of Credit Agreement

10.2*	—	Form of Contribution, Conveyance and Assumption Agreement

10.3**†	—	Form of Sprague Resources 2013 Long-Term Incentive Plan

10.4**	—	Form of Omnibus Agreement

10.5*	—	Form of Services Agreement

10.6**	—	Form of Terminal Operating Agreement

10.7**†	—	Directors’ Compensation Summary

21.1	—	List of Subsidiaries of Sprague Resources LP

23.1	—	Consent of Ernst & Young LLP

23.2*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

23.4**	—	Consent of C. Gregory Harper (Director Nominee)

23.5**	—	Consent of Robert B. Evans (Director Nominee)

24.1**	—	Powers of Attorney

*	To be filed.
**	Previously filed.
†	Compensatory plan or arrangement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, of an offering of securities by the undersigned registrant pursuant to this registration statement, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchase:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Axel Johnson, Sprague Resources Holdings LLC, Sprague Resources GP LLC or any of their affiliates and of fees, commissions, compensation and other benefits paid, or accrued to Axel Johnson, Sprague Resources Holdings LLC, Sprague Resources GP LLC or any of their affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portsmouth, State of New Hampshire, on August 30, 2013.

Sprague Resources LP

By:	Sprague Resources GP LLC
its General Partner

By:	/s/ David C. Glendon
David C. Glendon
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on August 30, 2013.

Signature	Title

/s/ David C. Glendon David C. Glendon	President and Chief Executive Officer, Director (Principal Executive Officer)

* Gary A. Rinaldi	Senior Vice President, Chief Operating Officer and Chief Financial Officer, Director (Principal Financial Officer)

* John W. Moore	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

* Michael D. Milligan	Director

* Ben J. Hennelly	Director

*By:	/s/ David C. Glendon
David C. Glendon
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description

1.1**	—	Form of Underwriting Agreement (including Form of Lock-Up Agreement)

3.1**	—	Certificate of Limited Partnership of Sprague Energy Partners LP

3.2**	—	Certificate of Amendment to Certificate of Limited Partnership of Sprague Energy Partners LP (Changing Name to Sprague Resources LP)

3.3	—	Form of First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP (included as Appendix A to the Prospectus)

5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1*	—	Form of Credit Agreement

10.2*	—	Form of Contribution, Conveyance and Assumption Agreement

10.3**†	—	Form of Sprague Resources 2013 Long-Term Incentive Plan

10.4**	—	Form of Omnibus Agreement

10.5*	—	Form of Services Agreement

10.6**	—	Form of Terminal Operating Agreement

10.7**†	—	Directors’ Compensation Summary

21.1	—	List of Subsidiaries of Sprague Resources LP

23.1	—	Consent of Ernst & Young LLP

23.2*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

23.4**	—	Consent of C. Gregory Harper (Director Nominee)

23.5**	—	Consent of Robert B. Evans (Director Nominee)

24.1**	—	Powers of Attorney

*	To be filed.
**	Previously filed.
†	Compensatory plan or arrangement.